Filed pursuant to Rule 253(g)(2)

File No. 024-11325

OFFERING CIRCULAR - DATED JANUARY 30, 2025

Arrived Homes, LLC

1700 Westlake Ave North, Suite 200

Seattle, WA 98109

(814) 277-4833

www.arrived.com

Best Efforts Offering of Series Membership Interests

Arrived Homes, LLC, which we refer to as “we,” “us,” “our,” “Arrived” or “our company,” is a Delaware series limited liability company that has been formed to permit public investment in individual real estate properties that will be owned by individual series of our company. Each individual series may hold the specific property that it acquires directly or in a wholly-owned subsidiary, which would be a limited liability company organized under laws of the state in which the series property is located. We are offering on a best efforts, no offering minimum basis, the membership interests of each of the series of our company with a status of “Open” as set forth in the “Series Offering Table.” The sale of membership interests is being facilitated by a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a member of FINRA which is registered in each state where the offer or sales of the interests will occur.

All of the series of our company being offered may collectively be referred to in this offering circular as the “series” and each, individually, as a “series.”  The interests of all series may collectively be referred to in this offering circular as the “interests” and each, individually, as an “interest” and the offerings of the interests may collectively be referred to in this offering circular as the “offerings” and each, individually, as an “offering.” See “Description of the Securities Being Offered” for additional information regarding the interests. The per interest purchase price of the series interests being offered hereunder is set forth in the Series Offering Table. The per interest purchase price will remain the same as set forth in the Series Offering Table during the six months following the initial closing of the offering of interests in such series (the “introductory period”). After the introductory period, the per interest purchase price will be adjusted at the beginning of each quarterly period, in accordance with Company’s limited liability company operating agreement, to be the net asset value (“NAV”) per interest for such series. Investors will pay the most recent publicly announced purchase price as of the date of their subscription. See “Description of the Securities Being Offered – Valuation Policies” for additional information regarding the NAV and how it will be calculated.

Our series offerings are conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series interests may happen sporadically over the term of the offering. The term of each series offering will commence within two calendar days after the qualification date of the offering statement of which this offering circular is a part and end no later than the second anniversary of the qualification date of the offering statement.

There will be a separate closing, or closings, with respect to each series offering. An initial closing of a series offering will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date that is one week prior to three months after the date that a particular series offering begins. Additionally, any subsequent series closing following such initial closing will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date that is three months after the prior closing for the relevant series offering. A fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series.

If an initial closing has not occurred, a series offering will be terminated upon the earliest to occur of (i) the date immediately following the date one week prior to three months after the date the series offering begins and (ii) any date on which the manager elects to terminate the offering for a particular series in its sole discretion.  No securities are being offered by existing security-holders.

Each offering is being conducted on a “best efforts” basis pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings. The company is not offering, and does not anticipate selling, interests in any of the offerings in any state where the broker-dealer is not registered as such.

The subscription funds advanced by prospective investors as part of the subscription process with respect to a particular series will be held in a non-interest bearing escrow account with North Capital Private Securities Corporation (“North Capital”), and will not be commingled with the operating account of that series, until, if and when there is a closing with respect to that investor and that series.  We have not engaged and do not expect to engage North Capital to participate in this offering in any other capacity at this time. See “Plan of Distribution and Subscription Procedure” and “Description of the Securities Being Offered” for additional information.

 There is currently no public trading market for any of our series interests, and an active market for these interests may not develop or be sustained.

 Series Membership Interests Overview

Series	Price to Public (1)	Underwriter Discounts and Commissions (2)(3)	Proceeds to Issuer
Arrived Homes Series Abernant
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$272,830.00	$2,728.30	$270,101.70
Arrived Homes Series Alvin
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$373,860.00	$3,738.60	$370,121.40
Arrived Homes Series Ballinger
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$352,300.00	$3,523.00	$348,777.00
Arrived Homes Series Briarwood
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$253,680.00	$2,536.80	$251,143.20
Arrived Homes Series Calvin
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$283,280.00	$2,832.80	$280,447.20
Arrived Homes Series Eastwood
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$374,740.00	$3,747.40	$370,992.60
Arrived Homes Series Fletcher
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$215,600.00	$2,156.00	$213,444.00
Arrived Homes Series Hargrave
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$280,430.00	$2,804.30	$277,625.70
Arrived Homes Series Hobbes
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$280,430.00	$2,804.30	$277,625.70
Arrived Homes Series Irene
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$215,600.00	$2,156.00	$213,444.00
Arrived Homes Series Peterson
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$271,200.00	$2,712.00	$268,488.00
Arrived Homes Series Richmond
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$448,090.00	$4,480.90	$443,609.10
Arrived Homes Series Winchester
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$315,520.00	$3,155.20	$312,364.80

(1)	Following the introductory period, the per interest purchase price will be adjusted quarterly to the NAV per interest. See “Description of the Securities Being Offered – Valuation Policies” for additional information regarding the NAV and how it will be calculated.

(2)	Dalmore Group, LLC (“Dalmore”) will be acting as our broker-dealer of record in connection with each offering and will be entitled to a brokerage fee equal to 1.0% of the amount raised through each offering. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of any interests to the manager, its affiliates or the sellers of any of the properties. The broker-dealer of record’s role and compensation are described in greater detail under “Plan of Distribution and Subscription Procedure.” With respect to trading on the PPEX ATS (as defined below), Dalmore Group, LLC (when acting in connection with secondary market transactions of interests, the "Executing Broker") also acts as executing broker in connection with secondary transactions in interests between investors (as described in "Description of Business – Liquidity Platform").

(3)	Because these are best efforts offerings, the actual public offering amounts, brokerage fees and proceeds to us are not presently determinable and may be substantially less than each total maximum offering amount set forth above. We will reimburse the manager for series offering expenses actually incurred in an amount up to 2% of gross offering proceeds.

All funds paid by subscribers in the offering will be deposited in an escrow account with North Capital, as escrow agent. We have not engaged and do not expect to engage North Capital to participate in this offering in any other capacity at this time.

This offering circular contains forward-looking statements which are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the company nor the manager can guarantee future performance, or that future developments affecting the company, the manager or the platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for additional information. The interests offered hereby are highly speculative in nature and involve a high degree of risk.  See the “Risk Factors” section of this offering circular for a discussion of other material risks of investing in our interests.

Generally, no sale may be made to you in any offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF ANY OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This offering circular is following the offering circular format described in Part II (a)(1)(i) of Form 1-A.

i

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law “Blue Sky” registration requirements, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our interests offered hereby are offered and sold only to “qualified purchasers” or at a time when our interests are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our interests does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this offering circular includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this offering circular are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described below under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

MARKET AND OTHER INDUSTRY DATA

This offering circular includes market and other industry data and estimates that are based on our management’s knowledge and experience in the markets in which we operate. The sources of such data generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of such information. Our own estimates are based on information obtained from our and our affiliates’ experience in the markets in which we operate and from other contacts in these markets. We are responsible for all of the disclosure in this offering circular, and we believe our estimates to be accurate as of the date of this offering circular or such other date stated in this offering circular. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other industry data included in this offering circular, and estimates and beliefs based on that data, may not be reliable.

SERIES OFFERING TABLE

The table below shows key information related to the offering of each series.

Series Name	Series Property	Offering Price per Interest	Maximum Offering Size	Maximum Membership Interests	Opening Date	Closing Date	Offering Status	Acquisition Status from Third Party	Acquisition Status from Related Party	Lease Status
Arrived Homes Series Lierly	Single family home located at 4203 W Lierly Ln, Fayetteville, AR 72704	$10.00	$225,000.00	22,500	2/18/2021	5/4/2021	Closed	Closed as of 6/17/2019(1)	Closed as of 1/21/2021(2)	Leased as of 8/1/2023
Arrived Homes Series Soapstone	Single family home located at 4672 W Soapstone Dr, Fayetteville, AR 72704	$10.00	$230,000.00	23,000	2/18/2021	5/4/2021	Closed	Closed as of 9/23/2019(1)	Closed as of 10/11/2021(2)	Leased as of 7/14/2023
Arrived Homes Series Patrick	Single family home located at 4039 W Patrick St, Fayetteville, AR 72704	$10.00	$223,190.00	22,319	2/18/2021	5/4/2021	Closed	Closed as of 10/30/2020(1)	Closed as of 2/1/2021(2)	Leased as of 2/1/2022
Arrived Homes Series Pecan	Single family home located at 4481 W Pecan St, Fayetteville, AR 72704	$10.00	$221,430.00	22,143	2/18/2021	5/4/2021	Closed	Closed as of 11/6/2020(1)	Closed as of 2/1/2021(2)	Leased as of 5/15/2023
Arrived Homes Series Plumtree	Single family home located at 4455 W Chaparral Ln, Fayetteville, AR 72704	$10.00	$215,590.00	21,559	2/18/2021	5/7/2021	Closed	Closed as of 11/29/2020(1)	Closed as of 1/4/2021(2)	Leased as of 1/30/2022
Arrived Homes Series Chaparral	Single family home located at 4309 W Chaparral Ln, Fayetteville, AR 72704	$10.00	$210,280.00	21,028	2/18/2021	5/7/2021	Closed	Closed as of 11/29/2020(1)	Closed as of 1/14/2021(2)	Leased as of 5/8/2022
Arrived Homes Series Splash	Single family home located at 994 S Splash Dr, Fayetteville, AR 72701	$10.00	$111,910.00	11,191	9/20/2021	10/25/2021	Closed	Closed as of 3/25/2021(1)	Closed as of 5/3/2021(2)	Leased as of 3/1/2023

Arrived Homes Series Salem	Single family home located at 659 N Salem Rd, Fayetteville, AR 72704	$10.00	$133,810.00	13,381	9/20/2021	10/25/2021	Closed	Closed as of 5/13/2021	N/A	Leased as of 6/1/2023
Arrived Homes Series Tuscan	Single family home located at 3474 Tuscan Rd, Fayetteville, AR 72704	$10.00	$165,520.00	16,552	9/20/2021	10/25/2021	Closed	Closed as of 4/13/2021(1)	Closed as of 5/13/2021(2)	Leased as of 7/1/2022
Arrived Homes Series Malbec	Single family home located at 755 N Malbec Rd, Fayetteville, AR 72704	$10.00	$137,860.00	13,786	9/20/2021	10/25/2021	Closed	Closed as of 5/13/2021	N/A	Leased as of 7/1/2023
Arrived Homes Series Pinot	Single family home located at 763 N Malbec Rd, Fayetteville, AR 72704	$10.00	$139,230.00	13,923	9/20/2021	10/25/2021	Closed	Closed as of 5/13/2021	N/A	Leased as of 6/1/2023
Arrived Homes Series Mojave	Single family home located at 340 N Mojave, Farmington, AR, 72730	$10.00	$115,980.00	11,598	9/20/2021	10/25/2021	Closed	Closed as of 9/24/2021	N/A	Leased as of 8/3/2023
Arrived Homes Series Wentworth	Single family home located at 352 N Mojave, Farmington, AR, 72730	$10.00	$112,530.00	11,253	9/20/2021	10/25/2021	Closed	Closed as of 9/24/2021	N/A	Leased as of 8/1/2023
Arrived Homes Series Cupcake	Single family home located at 358 N Mojave, Farmington, AR, 72730	$10.00	$109,150.00	10,915	9/20/2021	10/25/2021	Closed	Closed as of 9/24/2021	N/A	Leased as of 6/1/2023
Arrived Homes Series Luna	Single family home located at 417 Hosea Ct, Lexington, SC, 29072	$10.00	$90,710.00	9,071	9/20/2021	10/25/2021	Closed	Closed as of 6/14/2021	N/A	Vacant
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Arrived Homes Series Kingsley	Single family home located at 505 Kingsley View Rd, Blythewood, SC, 29016	$10.00	$126,850.00	12,685	9/20/2021	10/25/2021	Closed	Closed as of 6/1/2021	N/A	Leased as of 7/16/2021
Arrived Homes Series Shoreline	Single family home located at 606 Shoreline Blvd, Boiling Springs, SC, 29316	$10.00	$124,900.00	12,490	9/20/2021	10/25/2021	Closed	Closed as of 6/18/2021	N/A	Leased as of 7/19/2023
Arrived Homes Series Holloway	Single family home located at 601 W Czardas Way, Woodruff, SC, 29388	$10.00	$147,840.00	14,784	9/20/2021	10/25/2021	Closed	Closed as of 6/16/2021	N/A	Leased as of 8/9/2023
Arrived Homes Series Badminton	Single family home located at 414 Badminton Ct, Lexington, SC, 29072	$10.00	$110,240.00	11,024	9/20/2021	10/25/2021	Closed	Closed as of 6/18/2021	N/A	Leased as of 8/4/2021
Arrived Homes Series Eastfair	Single family home located at 461 Eastfair Dr, Columbia, SC, 29209	$10.00	$86,030.00	8,603	9/20/2021	10/25/2021	Closed	Closed as of 6/9/2021	N/A	Vacant
Arrived Homes Series Centennial	Single family home located at 726 Centennial St, Gastonia, NC, 28056	$10.00	$118,300.00	11,830	9/20/2021	10/25/2021	Closed	Closed as of 6/4/2021	N/A	Leased as of 8/6/2023
Arrived Homes Series Basil	Single family home located at 317 Morning Creek Dr, Easley, SC, 29640	$10.00	$95,640.00	9,564	9/20/2021	10/25/2021	Closed	Closed as of 6/25/2021	N/A	Vacant
Arrived Homes Series Lallie	Single family home located at 210 Ilderton St, Summerville, SC, 29483	$10.00	$169,740.00	16,974	9/20/2021	10/25/2021	Closed	Closed as of 6/18/2021	N/A	Vacant

Arrived Homes Series Spencer	Single family home located at 9621 Spencer Woods Rd, Ladson, SC, 29456	$10.00	$138,770.00	13,877	9/20/2021	10/25/2021	Closed	Closed as of 6/22/2021	N/A	Leased as of 5/12/2023
Arrived Homes Series Summerset	Single family home located at 2016 Culloden Dr, Summerville, SC, 29483	$10.00	$118,860.00	11,886	9/20/2021	10/25/2021	Closed	Closed as of 6/21/2021	N/A	Vacant
Arrived Homes Series Dewberry	Single family home located at 130 Bonhomme Cir, Lexington, SC, 29072	$10.00	$92,430.00	9,243	9/20/2021	10/25/2021	Closed	Closed as of 6/29/2021	N/A	Leased as of 4/15/2022
Arrived Homes Series Roseberry	Single family home located at 5013 Paddy Field Way, Ladson, SC 29456	$10.00	$146,420.00	14,642	9/20/2021	10/25/2021	Closed	Closed as of 8/2/2021	N/A	Leased as of 9/17/2021
Arrived Homes Series Windsor	Single family home located at 3910 Greico Rd, North Charleston, SC, 29420	$10.00	$157,210.00	15,721	9/20/2021	10/25/2021	Closed	Closed as of 7/22/2021	N/A	Leased as of 8/27/2023
Arrived Homes Series Amber	Single family home located at 7312 Amberly Hills Rd, Charlotte, NC 28215	$10.00	$146,380.00	14,638	12/20/2021	1/20/2022	Closed	Closed as of 9/30/2021	N/A	Leased as of 4/21/2022
Arrived Homes Series Bayside	Single family home located at 59 Bayside Ct, Columbia, SC 29229	$10.00	$123,050.00	12,305	12/20/2021	1/20/2022	Closed	Closed as of 7/16/2021	N/A	Leased as of 9/01/2023
Arrived Homes Series Coatbridge	Single family home located at 172 Coatbridge Dr, Blythewood, SC 29016	$10.00	$131,200.00	13,120	12/20/2021	1/20/2022	Closed	Closed as of 7/1/2021	N/A	Leased as of 9/01/2023

Arrived Homes Series Collinston	Single family home located at 1507 Collinston Dr, Gastonia, NC 28052	$10.00	$103,070.00	10,307	12/20/2021	1/20/2022	Closed	Closed as of 9/17/2021	N/A	Leased as of 12/23/2022
Arrived Homes Series Dawson	Single family home located at 313 Dawsons Park Dr, Lexington, SC 29072	$10.00	$109,940.00	10,994	12/20/2021	1/20/2022	Closed	Closed as of 7/6/2021	N/A	Leased as of 9/02/2022
Arrived Homes Series Elevation	Single family home located at 305 Elevation Ct, Inman, SC 29349	$10.00	$125,810.00	12,581	12/20/2021	1/20/2022	Closed	Closed as of 7/21/2021	N/A	Vacant
Arrived Homes Series Elm	Single family home located at 1231 Tolliver St, Columbia, SC 29201	$10.00	$82,130.00	8,213	12/20/2021	1/20/2022	Closed	Closed as of 8/16/2021	N/A	Leased as of 11/03/2023
Arrived Homes Series Forest	Single family home located at 407 Forest Hills Rd, Summerville, SC 29486	$10.00	$163,200.00	16,320	12/20/2021	1/20/2022	Closed	Closed as of 7/26/2021	N/A	Vacant
Arrived Homes Series Holland	Single family home located at 910 N Ransom St, Gastonia, NC 28052	$10.00	$103,360.00	10,336	12/20/2021	1/20/2022	Closed	Closed as of 9/29/2021	N/A	Leased as of 6/22/2022
Arrived Homes Series Jupiter	Single family home located at 930 Junius St, Gastonia, NC 28052	$10.00	$105,330.00	10,533	12/20/2021	1/20/2022	Closed	Closed as of 9/14/2021	N/A	Leased as of 3/24/2022
Arrived Homes Series Lennox	Single family home located at 1320 House St, Columbia, SC 29204	$10.00	$105,930.00	10,593	12/20/2021	1/20/2022	Closed	Closed as of 7/1/2021	N/A	Leased as of 9/29/2023

Arrived Homes Series Lily	Single family home located at 9799 Desert Lily Cir, Colorado Springs, CO 80925	$10.00	$243,760.00	24,376	12/20/2021	1/20/2022	Closed	Closed as of 10/1/2021	N/A	Leased as of 11/03/2022
Arrived Homes Series Limestone	Single family home located at 863 Bergenfield Ln, Chapin, SC 29036	$10.00	$138,480.00	13,848	12/20/2021	1/20/2022	Closed	Closed as of 9/23/2021	N/A	Temporarily Out of Service
Arrived Homes Series Meadow	Single family home located at 9235 Avery Meadows Dr, Charlotte, NC 28216	$10.00	$159,060.00	15,906	12/20/2021	1/20/2022	Closed	Closed as of 9/28/2021	N/A	Leased as of 4/05/2022
Arrived Homes Series Odessa	Single family home located at 4669 S Odessa St, Aurora, CO 80015	$10.00	$220,380.00	22,038	12/20/2021	1/20/2022	Closed	Closed as of 9/30/2021	N/A	Vacant
Arrived Homes Series Olive	Single family home located at 240 Tea Olive Ave, Lexington, SC 29073	$10.00	$137,320.00	13,732	12/20/2021	1/20/2022	Closed	Closed as of 7/27/2021	N/A	Vacant
Arrived Homes Series Ridge	Single family home located at 308 Oristo Ridge Way, West Columbia, SC 29170	$10.00	$105,300.00	10,530	12/20/2021	1/20/2022	Closed	Closed as of 7/9/2021	N/A	Leased as of 9/03/2023
Arrived Homes Series River	Single family home located at 232 Rivers Edge Cir, Simpsonville, SC 29680	$10.00	$127,650.00	12,765	12/20/2021	1/20/2022	Closed	Closed as of 7/30/2021	N/A	Leased as of 9/03/2023
Arrived Homes Series Saddlebred	Single family home located at 6213 Saddlebred Way, Colorado Springs, CO 80925	$10.00	$198,430.00	19,843	12/20/2021	1/20/2022	Closed	Closed as of 10/1/2021	N/A	Leased as of 10/28/2022

Arrived Homes Series Saturn	Single family home located at 923 Jupiter St, Gastonia, NC 28052	$10.00	$105,340.00	10,534	12/20/2021	1/20/2022	Closed	Closed as of 8/31/2021	N/A	Leased as of 5/02/2022
Arrived Homes Series Sugar	Single family home located at 300 Southern Sugar Ave, Moncks Corner, SC 29461	$10.00	$147,060.00	14,706	12/20/2021	1/20/2022	Closed	Closed as of 7/7/2021	N/A	Leased as of 8/31/2023
Arrived Homes Series Weldon	Single family home located at 914 N Ransom St, Gastonia, NC 28052	$10.00	$103,070.00	10,307	12/20/2021	1/20/2022	Closed	Closed as of 9/17/2021	N/A	Leased as of 5/17/2022
Arrived Homes Series Westchester	Single family home located at 488 Forest Creek Way, Elgin, SC 29045	$10.00	$182,130.00	18,213	12/20/2021	1/20/2022	Closed	Closed as of 7/15/2021	N/A	Leased as of 10/08/2023
Arrived Homes Series Bandelier	Single family home located at 6180 W Bandelier Ct, Tucson, AZ 85742	$10.00	$147,710.00	14,771	1/14/2022	3/1/2022	Closed	Closed as of 10/27/2021	N/A	Leased as of 5/02/2022
Arrived Homes Series Butter	Single family home located at 162 Lucky Day Dr, Summerville, SC 29486	$10.00	$161,070.00	16,107	1/14/2022	3/1/2022	Closed	Closed as of 11/18/2021	N/A	Leased as of 4/15/2022
Arrived Homes Series Davidson	Single family home located at 922 W Davidson St, Gastonia, NC 28052	$10.00	$92,540.00	9,254	1/14/2022	3/1/2022	Closed	Closed as of 10/1/2021	N/A	Leased as of 9/15/2023
Arrived Homes Series Diablo	Single family home located at 6566 S Diablo Dr, Tucson, AZ 85757	$10.00	$144,570.00	14,457	1/14/2022	3/1/2022	Closed	Closed as of 12/27/2021	N/A	Leased as of 5/19/2023
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Arrived Homes Series Dolittle	Single family home located at 204 Doolittle Dr, Chapin, SC 29036	$10.00	$133,890.00	13,389	1/14/2022	3/1/2022	Closed	Closed as of 11/10/2021	N/A	Leased as of 2/24/2022
Arrived Homes Series Ensenada	Single family home located at 6293 N Ensenada Ct, Aurora, CO 80019	$10.00	$231,990.00	23,199	1/14/2022	3/1/2022	Closed	Closed as of 10/15/2021	N/A	Leased as of 3/08/2022
Arrived Homes Series Grant	Single family home located at 1770 Grant Ct, Braselton, GA 30517	$10.00	$163,100.00	16,310	1/14/2022	4/4/2022	Closed	Closed as of 10/29/2021	N/A	Leased as of 2/25/2022
Arrived Homes Series KerriAnn	Single family home located at 414 Kerriann Ln, Clayton, NC 27520	$10.00	$146,350.00	14,635	1/14/2022	3/1/2022	Closed	Closed as of 10/28/2021	N/A	Leased as of 4/21/2022
Arrived Homes Series Matchingham	Single family home located at 1077 Matchingham Dr, Columbia, SC 29223	$10.00	$95,230.00	9,523	1/14/2022	3/1/2022	Closed	Closed as of 10/22/2021	N/A	Leased as of 11/09/2021
Arrived Homes Series McLovin	Single family home located at 10711 Truckee Cir, Commerce City, CO 80022	$10.00	$219,990.00	21,999	1/14/2022	3/1/2022	Closed	Closed as of 12/3/2021	N/A	Leased as of 3/15/2022
Arrived Homes Series Murphy	Single family home located at 211 Doolittle Dr, Chapin, SC 29036	$10.00	$130,580.00	13,058	1/14/2022	3/1/2022	Closed	Closed as of 11/10/2021	N/A	Leased as of 2/08/2022
Arrived Homes Series Oly	Single family home located at 8880 E 106th Pl, Commerce City, CO 80640	$10.00	$219,110.00	21,911	1/14/2022	3/1/2022	Closed	Closed as of 11/30/2021	N/A	Leased as of 3/01/2022

Arrived Homes Series Ribbonwalk	Single family home located at 3512 Ribbonwalk Trl, Charlotte, NC 28269	$10.00	$139,030.00	13,903	1/14/2022	3/1/2022	Closed	Closed as of 10/28/2021	N/A	Leased as of 6/10/2022
Arrived Homes Series Rooney	Single family home located at 5309 S 18th Pl, Phoenix, AZ 85040	$10.00	$156,470.00	15,647	1/14/2022	3/1/2022	Closed	Closed as of 10/13/2021	N/A	Leased as of 7/01/2022
Arrived Homes Series Scepter	Single family home located at 216 E Scepter Ln, Vail, AZ 85641	$10.00	$117,770.00	11,777	1/14/2022	3/1/2022	Closed	Closed as of 10/13/2021	N/A	Leased as of 1/13/2023
Arrived Homes Series Sigma	Single family home located at 116 Canvasback Dr, Durham, NC 27704	$10.00	$163,960.00	16,396	1/14/2022	3/1/2022	Closed	Closed as of 12/17/2021	N/A	Leased as of 7/29/2022
Arrived Homes Series Vernon	Single family home located at 135 McMakin Dr, Lyman, SC 29365	$10.00	$116,290.00	11,629	1/14/2022	3/1/2022	Closed	Closed as of 11/24/2021	N/A	Leased as of 5/02/2022
Arrived Homes Series Delta	Single family home located at 5042 Rapahoe Trl, Atlanta, GA 30349	$10.00	$145,480.00	14,548	2/14/2022	3/30/2022	Closed	Closed as of 1/26/2022	N/A	Vacant
Arrived Homes Series Emporia	Single family home located at 625 Emporia Loop, McDonough, GA 30253	$10.00	$181,450.00	18,145	2/14/2022	3/30/2022	Closed	Closed as of 1/27/2022	N/A	Leased as of 6/15/2023
Arrived Homes Series Greenhill	Single family home located at 640 Frow Dr, Elgin, SC 29045	$10.00	$140,510.00	14,051	2/14/2022	3/30/2022	Closed	Closed as of 1/11/2022	N/A	Leased as of 2/18/2022

Arrived Homes Series Kawana	Single family home located at 28041 Kawana Ct, Harvest, AL 35749	$10.00	$149,710.00	14,971	2/14/2022	3/31/2022	Closed	Closed as of 2/11/2022	N/A	Leased as of 7/07/2022
Arrived Homes Series Lovejoy	Single family home located at 2658 Lovejoy Crossing Dr, Hampton, GA 30228	$10.00	$152,520.00	15,252	2/14/2022	3/31/2022	Closed	Closed as of 2/3/2022	N/A	Leased as of 8/09/2023
Arrived Homes Series Saint	Single family home located at 7713 W Long Boat Way, Tucson, AZ 85757	$10.00	$147,910.00	14,791	2/14/2022	3/30/2022	Closed	Closed as of 1/13/2022	N/A	Leased as of 2/17/2022
Arrived Homes Series Tuxford	Single family home located at 958 Tuxford Trl, Elgin, SC 29045	$10.00	$137,510.00	13,751	2/14/2022	3/30/2022	Closed	Closed as of 2/9/2022	N/A	Leased as of 11/01/2022
Arrived Homes Series Wave	Single family home located at 7491 Waverly Loop, Fairburn, GA 30213	$10.00	$143,330.00	14,333	2/14/2022	3/30/2022	Closed	Closed as of 2/11/2022	N/A	Temporarily Out of Service
Arrived Homes Series Avebury	Single family home located at 287 Avebury Rd, Meridianville, AL 35759	$10.00	$150,250.00	15,025	3/14/2022	4/6/2022	Closed	Closed as of 2/23/2022	N/A	Leased as of 6/14/2022
Arrived Homes Series Chelsea	Single family home located at 274 Chelsea Park Dr, Chelsea, AL 35043	$10.00	$163,370.00	16,337	3/14/2022	4/6/2022	Closed	Closed as of 2/24/2022	N/A	Leased as of 6/29/2022
Arrived Homes Series Hadden	Single family home located at 142 Hadden St, Duncan, SC 29334	$10.00	$110,930.00	11,093	3/14/2022	4/6/2022	Closed	Closed as of 1/31/2022	N/A	Leased as of 6/13/2022

Arrived Homes Series Hollandaise	Single family home located at 741 Hollandale Rd, La Vergne, TN 37086	$10.00	$164,610.00	16,461	3/14/2022	4/6/2022	Closed	Closed as of 2/3/2022	N/A	Leased as of 6/15/2022
Arrived Homes Series Otoro	Single family home located at 2970 Parkland Vw, Atlanta, GA 30331	$10.00	$204,190.00	20,419	3/14/2022	4/6/2022	Closed	Closed as of 3/21/2022	N/A	Temporarily Out of Service
Arrived Homes Series Terracotta	Single family home located at 10954 E Oak Grove Pl, Tucson, AZ 85747	$10.00	$139,820.00	13,982	3/14/2022	4/6/2022	Closed	Closed as of 2/4/2022	N/A	Leased as of 2/24/2023
Arrived Homes Series Bedford	Single family home located at 808 Derby Downs Ct, Elgin, SC 29045	$10.00	$123,170.00	12,317	3/31/2022	5/10/2022	Closed	Closed as of 2/28/2022	N/A	Leased as of 4/13/2022
Arrived Homes Series Gardens	Single family home located at 2014 Inverness Pkwy, Tuscaloosa, AL 35405	$10.00	$116,370.00	11,637	3/31/2022	5/10/2022	Closed	Closed as of 3/23/2022	N/A	Vacant
Arrived Homes Series Jack	Single family home located at 4434 Jack Faulk St, Murfreesboro, TN 37127	$10.00	$217,720.00	21,772	3/31/2022	5/10/2022	Closed	Closed as of 3/22/2022	N/A	Leased as of 5/06/2022
Arrived Homes Series Louise	Single family home located at 2615 Lily Way, Northport, AL 35473	$10.00	$132,330.00	13,233	3/31/2022	5/10/2022	Closed	Closed as of 3/17/2022	N/A	Leased as of 5/27/2022
Arrived Homes Series Peanut	Single family home located at 160 Roscommon Rd, Tuscaloosa, AL 35405	$10.00	$113,300.00	11,330	3/31/2022	5/10/2022	Closed	Closed as of 3/22/2022	N/A	Leased as of 5/23/2022

Arrived Homes Series Tulip	Single family home located at 7339 Tulip Trestle Ct, Northport, AL 35473	$10.00	$166,400.00	16,640	3/31/2022	5/10/2022	Closed	Closed as of 3/25/2022	N/A	Leased as of 6/30/2023
Arrived Homes Series 100	Single family home located at 2119 Herman Street, Nashville, TN 37208	$10.00	$705,800.00	70,580	5/2/2022	6/9/2022	Closed	Closed as of 4/29/2022	N/A	Leased as of 2/01/2023
Arrived Homes Series Grove	Single family home located at 109 Annie Lane, Pleasant Grove, AL 35127	$10.00	$105,100.00	10,510	5/2/2022	5/27/2022	Closed	Closed as of 3/29/2022	N/A	Leased as of 7/27/2022
Arrived Homes Series Heritage	Single family home located at 432 The Gables Drive, McDonough, GA 30253	$10.00	$151,120.00	15,112	5/2/2022	5/27/2022	Closed	Closed as of 4/13/2022	N/A	Leased as of 6/16/2022
Arrived Homes Series Heron	Single family home located at 8334 Whitehaven Drive, North Charleston, SC 29420	$10.00	$154,840.00	15,484	5/2/2022	5/27/2022	Closed	Closed as of 4/22/2022	N/A	Leased as of 7/22/2022
Arrived Homes Series Kirkwood	Single family home located at 1064 Cindy Jo Court, Clarksville, TN 37040	$10.00	$138,060.00	13,806	5/2/2022	5/19/2022	Closed	Closed as of 4/22/2022	N/A	Leased as of 6/09/2022
Arrived Homes Series Lanier	Single family home located at 6464 Flowery Way, Flowery Branch, GA 30542	$10.00	$168,070.00	16,807	5/2/2022	5/19/2022	Closed	Closed as of 4/8/2022	N/A	Leased as of 5/03/2022
Arrived Homes Series Magnolia	Single family home located at 4741 Kings Highway, Douglasville, GA 30135	$10.00	$135,390.00	13,539	5/2/2022	5/27/2022	Closed	Closed as of 4/26/2022	N/A	Leased as of 6/17/2022

Arrived Homes Series Mammoth	Single family home located at 200 Vernon Walk, McDonough, GA 30252	$10.00	$148,860.00	14,886	5/2/2022	5/27/2022	Closed	Closed as of 3/31/2022	N/A	Leased as of 9/05/2023
Arrived Homes Series McGregor	Single family home located at 674 Sly Fox Drive, Clarksville, TN 37040	$10.00	$353,730.00	35,373	5/2/2022	5/27/2022	Closed	Closed as of 4/14/2022	N/A	Leased as of 6/24/2022
Arrived Homes Series Point	Single family home located at 1129 Hilliard Lane, Clarksville, TN 37042	$10.00	$170,060.00	17,006	5/2/2022	5/27/2022	Closed	Closed as of 4/5/2022	N/A	Leased as of 6/01/2022
Arrived Homes Series Rosewood	Single family home located at 2633 Lily Way, Northport, AL 35473	$10.00	$145,400.00	14,540	5/2/2022	5/27/2022	Closed	Closed as of 4/18/2022	N/A	Leased as of 9/01/2022
Arrived Homes Series Roxy	Single family home located at 3736 Gray Fox Drive, Clarksville, TN 37040	$10.00	$143,630.00	14,363	5/2/2022	5/19/2022	Closed	Closed as of 4/7/2022	N/A	Leased as of 8/18/2022
Arrived Homes Series Stonebriar	Single family home located at 4342 Winchester Hills Drive, Birmingham, AL 35215	$10.00	$109,090.00	10,909	5/2/2022	5/27/2022	Closed	Closed as of 4/18/2022	N/A	Leased as of 9/09/2022
Arrived Homes Series Wisteria	Single family home located at 9300 Cotton Fields Cr, Tuscaloosa, AL 35405	$10.00	$130,560.00	13,056	5/2/2022	5/19/2022	Closed	Closed as of 3/29/2022	N/A	Vacant
Arrived Homes Series Apollo	Single family home located at 609 Marguerite Drive, Huntsville, AL 35808	$10.00	$107,360.00	10,736	5/17/2022	6/24/2022	Closed	Closed as of 5/6/2022	N/A	Leased as of 7/29/2022

Arrived Homes Series Baron	Single family home located at 12421 E 105th Place, Commerce City, CO 80022	$10.00	$653,080.00	65,308	5/17/2022	6/24/2022	Closed	Closed as of 5/10/2022	N/A	Leased as of 9/01/2022
Arrived Homes Series Madison	Single family home located at 902 NW Appleby Street, Huntsville, AL 35816	$10.00	$146,700.00	14,670	5/17/2022	6/24/2022	Closed	Closed as of 5/6/2022	N/A	Leased as of 6/09/2023
Arrived Homes Series Swift	Single family home located at 3010 Chris Circle, Villa Rica, GA 30180	$10.00	$395,630.00	39,563	5/17/2022	6/24/2022	Closed	Closed as of 4/20/2022	N/A	Leased as of 6/20/2022
Arrived Homes Series Wescott	Single family home located at 416 Sandburg Drive, Clarksville, TN 37042	$10.00	$201,650.00	20,165	5/17/2022	6/24/2022	Closed	Closed as of 5/12/2022	N/A	Vacant
Arrived Homes Series Wildwood	Single family home located at 1672 Southern Heights Circle SE, Cleveland, TN 37311	$10.00	$150,390.00	15,039	5/17/2022	6/24/2022	Closed	Closed as of 4/25/2022	N/A	Leased as of 8/04/2023
Arrived Homes Series Abbington	Single family home located at 3361 Cain Harbor Dr, Nashville, TN 37214	$10.00	$554,050.00	55,405	5/25/2022	6/27/2022	Closed	Closed as of 5/12/2022	N/A	Leased as of 9/23/2022
Arrived Homes Series Burlington	Single family home located at 10289 Nucla St, Commerce City, CO 80022	$10.00	$744,070.00	74,407	5/25/2022	6/27/2022	Closed	Closed as of 5/12/2022	N/A	Leased as of 9/30/2022

Arrived Homes Series Lannister	Single family home located at 2263 Reece Blvd, Tuscaloosa, AL 35401	$10.00	$103,350.00	10,335	5/25/2022	6/27/2022	Closed	Closed as of 5/19/2022	N/A	Leased as of 9/20/2022
Arrived Homes Series Nugget	Single family home located at 10134 Zeno Street, Commerce City, CO 80022	$10.00	$639,110.00	63,911	5/25/2022	6/27/2022	Closed	Closed as of 5/20/2022	N/A	Leased as of 8/15/2022
Arrived Homes Series Pearl	Single family home located at 1929 14th Ave N, Nashville, TN 37208	$10.00	$625,700.00	62,570	5/25/2022	6/27/2022	Closed	Closed as of 5/13/2022	N/A	Leased as of 11/01/2023
Arrived Homes Series 101	Single family home located at 2117 Herman Street, Nashville, TN 37208	$10.00	$726,460.00	72,646	6/1/2022	7/5/2022	Closed	Closed as of 5/31/2022	N/A	Leased as of 7/26/2023
Arrived Homes Series Hines	Single family home located at 1323 Whitt Lane, Clarksville, TN 37042	$10.00	$296,570.00	29,657	6/1/2022	7/5/2022	Closed	Closed as of 5/27/2022	N/A	Leased as of 8/12/2022
Arrived Homes Series Holcomb	Single family home located at 1994 Bridgewater Pass, Hampton, GA 30228	$10.00	$409,520.00	40,952	6/1/2022	7/5/2022	Closed	Closed as of 5/27/2022	N/A	Leased as of 8/04/2022
Arrived Homes Series Jake	Single family home located at 10803 Sedalia Circle, Commerce City, CO 80022	$10.00	$676,310.00	67,631	6/1/2022	7/5/2022	Closed	Closed as of 5/24/2022	N/A	Vacant

Arrived Homes Series Latte	Single family home located at 6030 Thorntons Way Circle, Huntsville, AL 35810	$10.00	$417,440.00	41,744	6/1/2022	6/17/2022	Closed	Closed as of 6/1/2022	N/A	Leased as of 8/26/2022
Arrived Homes Series Ritter	Single family home located at 8824 Canary Circle, Colorado Springs, CO 80908	$10.00	$580,780.00	58,078	6/1/2022	7/6/2022	Closed	Closed as of 5/27/2022	N/A	Vacant
Arrived Homes Series Bazzel	Single family home located at 663 Markham Circle, Moore, SC 29369	$10.00	$291,260.00	29,126	6/13/2022	7/14/2022	Closed	Closed as of 6/10/2022	N/A	Vacant
Arrived Homes Series Dunbar	Single family home located at 1416 Mutual Drive, Clarksville, TN 37042	$10.00	$373,350.00	37,335	6/13/2022	6/29/2022	Closed	Closed as of 5/31/2022	N/A	Leased as of 10/13/2023
Arrived Homes Series Johnny	Single family home located at 518 Yokley Drive, Nashville, TN 37207	$10.00	$667,890.00	66,789	6/13/2022	6/29/2022	Closed	Closed as of 6/15/2022	N/A	Leased as of 9/12/2022
Arrived Homes Series June	Single family home located at 520 Yokley Drive, Nashville, TN 37207	$10.00	$667,890.00	66,789	6/13/2022	6/29/2022	Closed	Closed as of 6/15/2022	N/A	Leased as of 7/25/2022
Arrived Homes Series Kennesaw	Single family home located at 2557 Kolb Manor Circle SW, Marietta, GA 30008	$10.00	$488,200.00	48,820	6/13/2022	6/29/2022	Closed	Closed as of 6/9/2022	N/A	Leased as of 7/18/2022
Arrived Homes Series Lookout	Single family home located at 6872 Axiom Lane, Ooltewah, TN 37363	$10.00	$399,190.00	39,919	6/13/2022	6/29/2022	Closed	Closed as of 5/31/2022	N/A	Leased as of 2/27/2023

Arrived Homes Series Osprey	Single family home located at 5121 Morrow Lane, Summerville, SC 29485	$10.00	$404,590.00	40,459	6/13/2022	6/29/2022	Closed	Closed as of 6/3/2022	N/A	Leased as of 8/05/2022
Arrived Homes Series Pioneer	Single family home located at 9363 Sedalia Street, Commerce City, CO 80022	$10.00	$655,780.00	65,578	6/13/2022	6/29/2022	Closed	Closed as of 6/7/2022	N/A	Leased as of 1/27/2023
Arrived Homes Series Reynolds	Single family home located at 2712 Trey Court, Ellenwood, GA 30294	$10.00	$492,750.00	49,275	6/13/2022	6/29/2022	Closed	Closed as of 6/2/2022	N/A	Leased as of 8/01/2022
Arrived Homes Series Clover	Single family home located at 125 Cloverwood Drive SW, Huntsville, AL 35824	$10.00	$381,960.00	38,196	6/23/2022	7/15/2022	Closed	Closed as of 6/6/2022	N/A	Leased as of 7/19/2022
Arrived Homes Series Collier	Single family home located at 1129 Cloud View Drive, Powell, TN 37849	$10.00	$410,890.00	41,089	6/23/2022	7/15/2022	Closed	Closed as of 6/17/2022	N/A	Leased as of 10/25/2022
Arrived Homes Series Dogwood	Single family home located at 1335 Maxwell Circle, Tuscaloosa, AL 35405	$10.00	$280,620.00	28,062	6/23/2022	7/15/2022	Closed	Closed as of 6/6/2022	N/A	Leased as of 7/19/2022
Arrived Homes Series Dorchester	Single family home located at 115 Rawlins Drive, Summerville, SC 29485	$10.00	$402,270.00	40,227	6/23/2022	7/15/2022	Closed	Closed as of 6/10/2022	N/A	Leased as of 11/21/2022

Arrived Homes Series Folly	Single family home located at 199 Longford Drive, Summerville, SC 29485	$10.00	$362,950.00	36,295	6/23/2022	7/22/2022	Closed	Closed as of 6/8/2022	N/A	Leased as of 9/14/2022
Arrived Homes Series Riverwalk	Single family home located at 6377 Winlerkorn Lane, Ooltewah, TN 37363	$10.00	$457,190.00	45,719	6/23/2022	7/22/2022	Closed	Closed as of 6/13/2022	N/A	Leased as of 9/01/2022
Arrived Homes Series Walton	Single family home located at 3211 SW Stonepoint Avenue, Bentonville, AR 72713	$10.00	$347,030.00	34,703	7/12/2022	7/22/2022	Closed	Closed as of 6/24/2022	N/A	Leased as of 6/12/2023
Arrived Homes Series Belle	Single family home located at 1205 Ithaca Drive, McDonough, GA 30253	$10.00	$504,100.00	50,410	7/12/2022	8/2/2022	Closed	Closed as of 6/10/2022	N/A	Leased as of 8/03/2023
Arrived Homes Series Chitwood	Single family home located at 7159 Berringer Court, Maineville, OH 45039	$10.00	$442,140.00	44,214	7/12/2022	8/15/2022	Closed	Closed as of 6/9/2022	N/A	Leased as of 10/10/2022
Arrived Homes Series Conway	Single family home located at 1113 Leland Avenue, Unit A, Nashville, TN 37216	$10.00	$783,110.00	78,311	7/12/2022	9/21/2022	Closed	Closed as of 7/14/2022	N/A	Leased as of 1/16/2023
Arrived Homes Series Creekside	Single family home located at 439 N Otoe Street, Farmington, AR 72730	$10.00	$361,930.00	36,193	7/12/2022	8/9/2022	Closed	Closed as of 6/22/2022	N/A	Leased as of 8/05/2022

Arrived Homes Series Daisy	Single family home located at 1812 Anthony Drive, Rogers, AR 72756	$10.00	$352,060.00	35,206	7/12/2022	8/26/2022	Closed	Closed as of 6/20/2022	N/A	Leased as of 8/01/2022
Arrived Homes Series Dolly	Single family home located at 1845 Meade Avenue, Nashville, TN 37207	$10.00	$794,230.00	79,423	7/12/2022	8/15/2022	Closed	Closed as of 6/24/2022	N/A	Leased as of 3/08/2023
Arrived Homes Series Henry	Single family home located at 332 Madison Grace Avenue, McDonough, GA 30252	$10.00	$475,750.00	47,575	7/12/2022	8/15/2022	Closed	Closed as of 6/16/2022	N/A	Temporarily Out of Service
Arrived Homes Series Highland	Single family home located at 139 Highland Park Court, Easley, SC 29642	$10.00	$324,310.00	32,431	7/12/2022	8/2/2022	Closed	Closed as of 6/24/2022	N/A	Leased as of 11/11/2022
Arrived Homes Series Kenny	Single family home located at 1843 Meade Avenue, Nashville, TN 37207	$10.00	$794,230.00	79,423	7/12/2022	8/16/2022	Closed	Closed as of 6/24/2022	N/A	Leased as of 1/03/2023
Arrived Homes Series Loretta	Single family home located at 1113 Leland Avenue, Unit B, Nashville, TN 37216	$10.00	$783,110.00	78,311	7/12/2022	10/4/2022	Closed	Closed as of 7/15/2022	N/A	Leased as of 1/17/2023
Arrived Homes Series Sodalis	Single family home located at 8539 Gold Rush Way, Camby, IN 46113	$10.00	$337,030.00	33,703	7/12/2022	8/15/2022	Closed	Closed as of 6/27/2022	N/A	Leased as of 2/09/2023

Arrived Homes Series Spring	Single family home located at 352 Robin Helton Drive, Boiling Springs, SC 29316	$10.00	$288,470.00	28,847	7/12/2022	8/2/2022	Closed	Closed as of 6/30/2022	N/A	Leased as of 8/26/2022
Arrived Homes Series Willow	Single family home located at 825 NW 68th Avenue, Bentonville, AR 72713	$10.00	$340,970.00	34,097	7/12/2022	8/2/2022	Closed	Closed as of 7/13/2022	N/A	Leased as of 8/02/2022
Arrived Homes Series Wilson	Single family home located at 6217 W Persimmon Street, Fayetteville, AR 72704	$10.00	$449,570.00	44,957	7/12/2022	8/2/2022	Closed	Closed as of 7/1/2022	N/A	Leased as of 8/29/2022
Arrived Homes Series Blossom	Single family home located at 601 Cass Road, Centerton, AR 72719	$10.00	$306,760.00	30,676	7/25/2022	11/10/2022	Closed	Closed as of 7/25/2022	N/A	Vacant
Arrived Homes Series Bonneau	Single family home located at 120 Caleb Court, Ladson, SC 29456	$10.00	$392,050.00	39,205	7/25/2022	8/26/2022	Closed	Closed as of 7/21/2022	N/A	Leased as of 1/06/2023
Arrived Homes Series Braxton	Single family home located at 10020 Braxton Drive, Union, KY 41091	$10.00	$380,140.00	38,014	7/25/2022	12/19/2022	Closed	Closed as of 7/8/2022	N/A	Leased as of 9/16/2022
Arrived Homes Series Camino	Single family home located at 326 32nd Place E, Tuscaloosa, AL 35405	$10.00	$310,310.00	31,031	7/25/2022	9/20/2022	Closed	Closed as of 7/8/2022	N/A	Leased as of 8/31/2022
Arrived Homes Series Cumberland	Single family home located at 702 Jim Brown Drive, Clarksville, TN 37042	$10.00	$345,300.00	34,530	7/25/2022	8/15/2022	Closed	Closed as of 7/6/2022	N/A	Leased as of 7/29/2022

Arrived Homes Series Inglewood	Single family home located at 1802B Porter Road, Nashville, TN 37206	$10.00	$781,420.00	78,142	7/25/2022	11/23/2022	Closed	Closed as of 7/12/2022	N/A	Leased as of 1/31/2023
Arrived Homes Series Reginald	Single family home located at 1201 Ithaca Drive, McDonough, GA 30253	$10.00	$503,860.00	50,386	7/25/2022	9/21/2022	Closed	Closed as of 7/5/2022	N/A	Leased as of 10/21/2022
Arrived Homes Series Richardson	Single family home located at 531 Arkansas Black, Bentonville, AR 72712	$10.00	$368,800.00	36,880	7/25/2022	11/10/2022	Closed	Closed as of 7/8/2022	N/A	Leased as of 10/28/2022
Arrived Homes Series Wellington	Single family home located at 412 Astoria Way, McDonough, GA 30253	$10.00	$471,910.00	47,191	7/25/2022	10/27/2022	Closed	Closed as of 7/7/2022	N/A	Leased as of 8/22/2022
Arrived Homes Series Winston	Single family home located at 8304 Stillwater Circle NW, Huntsville, AL 35806	$10.00	$381,740.00	38,174	7/25/2022	10/4/2022	Closed	Closed as of 7/8/2022	N/A	Leased as of 11/18/2022
Arrived Homes Series Aster	Single family home located at 490 W Aster Avenue, Farmington, AR 72730	$10.00	$194,240.00	19,424	8/3/2022	9/9/2022	Closed	Closed as of 7/11/2022	N/A	Leased as of 3/25/2023
Arrived Homes Series Jill	Single family home located at 4481 Jack Faulk Street, Murfreesboro, TN 37127	$10.00	$301,330.00	30,133	8/3/2022	11/22/2022	Closed	Closed as of 7/27/2022	N/A	Leased as of 9/23/2022
Arrived Homes Series Marcelo	Single family home located at 3045 Republic Way, Hebron, KY 41048	$10.00	$338,100.00	33,810	8/3/2022	12/19/2022	Closed	Closed as of 7/29/2022	N/A	Leased as of 12/12/2022

Arrived Homes Series Marietta	Single family home located at 436 Marietta Ln, Duncan, SC 29334	$10.00	$229,780.00	22,978	8/3/2022	8/15/2022	Closed	Closed as of 6/30/2022	N/A	Leased as of 12/01/2022
Arrived Homes Series Quincy	Single family home located at 27003 E Archer Avenue, Aurora, CO 80018	$10.00	$630,070.00	63,007	8/3/2022	10/4/2022	Closed	Closed as of 6/28/2022	N/A	Leased as of 11/28/2022
Arrived Homes Series Taylor	Single family home located at 2209 44th Avenue, Northport, AL 35476	$10.00	$178,860.00	17,886	8/3/2022	11/10/2022	Closed	Closed as of 6/29/2022	N/A	Leased as of 10/06/2023
Arrived Homes Series Chester	Single family home located at 6097 Amber Forest Trail, Hixson, TN 37343	$10.00	$279,784.00	27,978	8/19/2022	10/24/2022	Closed	Closed as of 7/11/2022	N/A	Leased as of 9/02/2022
Arrived Homes Series Creekwood	Single family home located at 361 Harbor Glen Drive SW, Madison, AL 35756	$10.00	$218,010.00	21,801	8/19/2022	10/17/2022	Closed	Closed as of 7/11/2022	N/A	Leased as of 9/28/2022
Arrived Homes Series Cypress	Single family home located at 3450 Cypress Club Trail, Austell, GA 30106	$10.00	$276,361.00	27,636	8/19/2022	9/27/2022	Closed	Closed as of 7/15/2022	N/A	Leased as of 10/10/2022
Arrived Homes Series Harrison	Single family home located at 5776 Caney Ridge Circle, Ooltewah, TN 37363	$10.00	$343,794.00	34,379	8/19/2022	9/21/2022	Closed	Closed as of 7/8/2022	N/A	Leased as of 11/17/2023
Arrived Homes Series Kessler	Single family home located at 12520 Meadow Oaks Lane, Farmington, AR 72730	$10.00	$194,680.00	19,468	8/19/2022	10/4/2022	Closed	Closed as of 6/22/2022	N/A	Leased as of 9/01/2022

Arrived Homes Series Mae	Single family home located at 7088 Luna Mae Court, Boiling Springs, SC 29316	$10.00	$413,299.00	41,330	8/19/2022	10/25/2022	Closed	Closed as of 6/22/2022	N/A	Leased as of 10/27/2022
Arrived Homes Series Piedmont	Single family home located at 4774 Brookwood Place, Atlanta, GA 30349	$10.00	$289,526.00	28,953	8/19/2022	10/17/2022	Closed	Closed as of 6/29/2022	N/A	Leased as of 8/31/2022
Arrived Homes Series Shallowford	Single family home located at 7258 Noah Reid Road, Chattanooga, TN 37421	$10.00	$273,959.00	27,396	8/19/2022	11/10/2022	Closed	Closed as of 7/12/2022	N/A	Leased as of 10/07/2022
Arrived Homes Series Eagle	Single family home located at 554 N Goose Crossing, Farmington, AR 72730	$10.00	$185,420.00	18,542	9/20/2022	10/17/2022	Closed	Closed as of 8/5/2022	N/A	Leased as of 8/20/2022
Arrived Homes Series Falcon	Single family home located at 375 Canada Dr, Farmington, AR 72730	$10.00	$207,390.00	20,739	9/20/2022	11/10/2022	Closed	Closed as of 9/9/2022	N/A	Leased as of 10/01/2022
Arrived Homes Series Goose	Single family home located at 561 N Goose Crossing, Farmington, AR 72730	$10.00	$173,540.00	17,354	9/20/2022	11/22/2022	Closed	Closed as of 8/5/2022	N/A	Leased as of 10/01/2022
Arrived Homes Series Hansel	Single family home located at 4457 Jack Faulk St, Murfreesboro, TN 37127	$10.00	$267,100.00	26,710	9/20/2022	11/22/2022	Closed	Closed as of 8/26/2022	N/A	Leased as of 3/02/2023
Arrived Homes Series Gretal	Single family home located at 4485 Jack Faulk St, Murfreesboro, TN 37127	$10.00	$523,230.00	52,323	10/26/2022	12/28/2022	Closed	Closed as of 9/29/2022	N/A	Leased as of 5/12/2023

Arrived Homes Series Mimosa	Single family home located at 6208 Mimosa Gardens Drive, Tuscaloosa, AL 35405	$10.00	$167,630.00	16,763	10/26/2022	12/19/2022	Closed	Closed as of 9/23/2022	N/A	Leased as of 11/18/2022
Arrived Homes Series Redondo	Single family home located at 8924 Arkansas Road NW, Albuquerque, NM 87120	$10.00	$237,660.00	23,766	11/23/2022	11/23/2022	Closed	Closed as of 10/31/2022	N/A	Leased as of 1/11/2023
Arrived Homes Series Sundance	Single family home located at 620 Creekside Avenue SW, Los Lunas, NM 87031	$10.00	$237,660.00	23,766	10/26/2022	12/19/2022	Closed	Closed as of 10/14/2022	N/A	Leased as of 12/16/2022
Arrived Homes Series Brainerd	Single family home located at 1307 Vance Road, Chattanooga, TN 37421	$10.00	$208,150.00	20,815	11/17/2022	12/19/2022	Closed	Closed as of 11/9/2022	N/A	Leased as of 12/09/2022
Arrived Homes Series Brooklyn	Single family home located at 2261 Reece Boulevard, Tuscaloosa, AL 35401	$10.00	$125,960.00	12,596	11/17/2022	3/1/2023	Closed	Closed as of 11/15/2022	N/A	Leased as of 6/01/2023
Arrived Homes Series Chickamauga	Single family home located at 578 Shanti Drive, Chattanooga, TN 37412	$10.00	$430,980.00	43,098	11/17/2022	1/31/2022	Closed	Closed as of 11/14/2022	N/A	Leased as of 11/13/2023
Arrived Homes Series Litton	Single family home located at 7304 Calla Crossing, Knoxville, TN 37918	$10.00	$230,780.00	23,078	11/17/2022	12/27/2022	Closed	Closed as of 11/14/2022	N/A	Leased as of 12/02/2022

Arrived Homes Series Sequoyah	Single family home located at 981 E Starling Court, Fayetteville, AR 72704	$10.00	$181,050.00	18,105	11/17/2022	12/19/2022	Closed	Closed as of 11/9/2022	N/A	Leased as of 3/24/2023
Arrived Homes Series Lurleen	Single family home located at 129 Whitestone Drive Northeast, Huntsville, AL 35810	$10.00	$165,200.00	16,520	12/22/2022	3/1/2023	Closed	Closed as of 12/21/2022	N/A	Leased as of 2/15/2023
Arrived Homes Series Regency	Single family home located at 200 Regency Square, Maineville, OH 45039	$10.00	$201,160.00	20,116	12/22/2022	4/14/2023	Closed	Closed as of 12/5/2022	N/A	Leased as of 1/20/2023
Arrived Homes Series Brennan	Single family home located at 1305 19th Avenue SW, Decatur, AL 35603	$10.00	$106,780.00	10,678	3/17/2023	4/14/2023	Closed	Closed as of 4/25/2022	N/A	Vacant
Arrived Homes Series Dops	Single family home located at 6707 34th Street, Northport, AL 35473	$10.00	$240,640.00	24,064	3/17/2023	5/15/2023	Closed	Closed as of 12/15/2022	N/A	Leased as of 3/15/2023
Arrived Homes Series Ella	Single family home located at 534 Somerset Lane, Clarksville, TN 37040	$10.00	$306,700.00	30,670	3/17/2023	5/15/2023	Closed	Closed as of 1/31/2023	N/A	Leased as of 3/28/2023
Arrived Homes Series Hansard	Single family home located at 2414 Stream View Lane, Morristown, TN 37814	$10.00	$352,620.00	35,262	3/17/2023	5/15/2023	Closed	Closed as of 12/28/2022	N/A	Leased as of 2/10/2023

Arrived Homes Series Jefferson	Single family home located at 2328 Beacon Road, Talbott, TN 37877	$10.00	$319,550.00	31,955	3/17/2023	5/15/2023	Closed	Closed as of 12/28/2022	N/A	Leased as of 4/21/2023
Arrived Homes Series Korin	Single family home located at 1042 E Sparrow Circle, Fayetteville, AR 72701	$10.00	$324,530.00	32,453	3/17/2023	5/15/2023	Closed	Closed as of 11/29/2022	N/A	Leased as of 1/25/2023
Arrived Homes Series Marie	Single family home located at 309 Hayley Marie Lane, Knoxville, TN 37920	$10.00	$370,600.00	37,060	3/17/2023	5/15/2023	Closed	Closed as of 12/28/2022	N/A	Leased as of 3/09/2023
Arrived Homes Series Sajni	Single family home located at 10 Amber Drive, Port Wentworth, GA 31407	$10.00	$350,330.00	35,033	3/17/2023	5/15/2023	Closed	Closed as of 1/24/2023	N/A	Leased as of 3/21/2023
Arrived Homes Series Salinas	Single family home located at 519 Risa Springs Drive Southwest, Albuquerque, NM 87121	$10.00	$271,780.00	27,178	3/17/2023	5/15/2023	Closed	Closed as of 1/13/2023	N/A	Leased as of 2/28/2023
Arrived Homes Series Sunnyside	Single family home located at 4601 Smithfield Lane, Northport, AL 35473	$10.00	$263,540.00	26,354	3/17/2023	5/15/2023	Closed	Closed as of 12/20/2022	N/A	Leased as of 7/27/2023
Arrived Homes Series Tuscarora	Single family home located at 10633 Caresso Loop Southwest, Albuquerque, NM 87121	$10.00	$390,100.00	39,010	3/17/2023	5/23/2023	Closed	Closed as of 12/22/2022	N/A	Leased as of 3/31/2023

Arrived Homes Series Avondale	Single family home located at 750 Holderness Court, Augusta, GA 30909	$10.00	$389,220.00	38,922	5/16/2023	6/9/2023	Closed	Closed as of 5/23/2023	N/A	Leased as of 10/16/2023
Arrived Homes Series Belvedere	Single family home located at 2414 Utopia Court, Augusta, GA 30909	$10.00	$349,910.00	34,991	5/16/2023	6/2/2023	Closed	Closed as of 5/16/2023	N/A	Leased as of 6/23/2023
Arrived Homes Series Cove	Single family home located at 507 Woodhill Cove Drive, Bessemer, AL 35022	$10.00	$246,930.00	24,693	5/16/2023	6/2/2023	Closed	Closed as of 3/23/2023	N/A	Leased as of 5/01/2023
Arrived Homes Series Martell	Single family home located at 315 Archie Way, Ludowici, GA 31316	$10.00	$310,160.00	31,016	5/16/2023	6/2/2023	Closed	Closed as of 5/17/2023	N/A	Vacant
Arrived Homes Series Fenwick	Single family home located at 803 Fenwick Court, Grovetown, GA 30813	$10.00	$355,220.00	35,522	6/7/2023	8/3/2023	Closed	Closed as of 5/31/2023	N/A	Leased as of 6/21/2023
Arrived Homes Series Longwoods	Single family home located at 635 Fairview Circle, Hinesville, GA 31313	$10.00	$321,380.00	32,138	6/7/2023	7/17/2023	Closed	Closed as of 5/24/2023	N/A	Leased as of 9/22/2023
Arrived Homes Series Louis	Single family home located at 4259 Green Grove Court, St. Louis, MO 63129	$10.00	$324,180.00	32,418	6/7/2023	8/24/2023	Closed	Closed as of 5/10/2023	N/A	Leased as of 7/14/2023
Arrived Homes Series Mycroft	Single family home located at 700 W 23rd Street, North Little Rock, AR 72114	$10.00	$217,320.00	21,732	6/7/2023	6/26/2023	Closed	Closed as of 5/31/2023	N/A	Leased as of 7/04/2023

Arrived Homes Series Osceola	Single family home located at 643 Locust Street, Jacksonville, FL 32205	$10.00	$335,020.00	33,502	6/7/2023	8/23/2023	Closed	Closed as of 5/23/2023	N/A	Leased as of 10/31/2023
Arrived Homes Series Sims	Single family home located at 235 Sims Court, Augusta, GA 30909	$10.00	$324,630.00	32,463	6/7/2023	7/18/2023	Closed	Closed as of 5/31/2023	N/A	Leased as of 9/20/2023
Arrived Homes Series Augusta	Single family home located at 882 Goodale Drive, Augusta, GA 30909	$10.00	$352,860.00	35,286	6/14/2023	8/21/2023	Closed	Closed as of 5/25/2023	N/A	Leased as of 9/25/2023
Arrived Homes Series Bella	Single family home located at 2529 Tidewater Drive, Norfolk, VA 23504	$10.00	$363,540.00	36,354	6/14/2023	7/26/2023	Closed	Closed as of 6/7/2023	N/A	Vacant
Arrived Homes Series Cawley	Single family home located at 185 Swinton Pond Road, Grovetown, GA 30813	$10.00	$371,110.00	37,111	6/14/2023	7/27/2023	Closed	Closed as of 6/7/2023	N/A	Leased as of 7/07/2023
Arrived Homes Series Foster	Single family home located at 1608 Tonopah Drive, Cincinnati, OH 45255	$10.00	$373,390.00	37,339	6/14/2023	7/20/2023	Closed	Closed as of 5/31/2023	N/A	Leased as of 7/06/2023
Arrived Homes Series Franklin	Single family home located at 893 Waterway Drive, Franklin, IN 46131	$10.00	$355,120.00	35,512	6/14/2023	9/11/2023	Closed	Closed as of 6/14/2023	N/A	Leased as of 8/16/2023

Arrived Homes Series General	Single family home located at 973 Washington Avenue, Norfolk, VA 23504	$10.00	$374,830.00	37,483	6/14/2023	9/12/2023	Closed	Closed as of 6/7/2023	N/A	Leased as of 11/17/2023
Arrived Homes Series Marion	Single family home located at 57 Francis Marion Road NE, Ludowici, GA 31316	$10.00	$304,380.00	30,438	6/14/2023	8/10/2023	Closed	Closed as of 5/25/2023	N/A	Leased as of 10/13/2023
Arrived Homes Series Marple	Single family home located at 2102 Moss Street, North Little Rock, AR 72114	$10.00	$213,020.00	21,302	6/14/2023	6/14/2023	Closed	Closed as of 5/31/2023	N/A	Leased as of 7/28/2023
Arrived Homes Series Mary	Single family home located at 320 Everleigh Circle, Talbott, TN 37877	$10.00	$317,620.00	31,762	6/14/2023	8/4/2023	Closed	Closed as of 5/31/2023	N/A	Leased as of 8/09/2023
Arrived Homes Series Onyx	Single family home located at 5373 Solitaire Way, Memphis, TN 38109	$10.00	$384,910.00	38,491	6/14/2023	8/21/2023	Closed	Closed as of 5/31/2023	N/A	Leased as of 8/01/2023
Arrived Homes Series Palmer	Single family home located at 2021 Hatton Court, Augusta, GA 30909	$10.00	$347,200.00	34,720	6/14/2023	9/15/2023	Closed	Closed as of 6/7/2023	N/A	Vacant
Arrived Homes Series Porthos	Single family home located at 1209 Evergreen Trail, Hinesville, GA 31313	$10.00	$357,780.00	35,778	6/14/2023	7/19/2023	Closed	Closed as of 6/14/2023	N/A	Leased as of 7/03/2023
Arrived Homes Series Simon	Single family home located at 535 Cliff Street, Morristown, TN 37814	$10.00	$341,890.00	34,189	6/14/2023	7/14/2023	Closed	Closed as of 6/14/2023	N/A	Leased as of 8/18/2023

Arrived Homes Series Theodore	Single family home located at 565 Cliff Street, Morristown, TN 37814	$10.00	$339,220.00	33,922	6/14/2023	9/12/2023	Closed	Closed as of 6/14/2023	N/A	Vacant
Arrived Homes Series Bergenia	Single family home located at 1621 N Street SE, Decatur, AL 35601	$10.00	$258,890.00	25,889	7/20/2023	8/30/2023	Closed	Closed as of 7/12/2023	N/A	Leased as of 9/06/2023
Arrived Homes Series Chinook	Single family home located at 3345 Grove Landing Circle, Grovetown, GA 30813	$10.00	$361,140.00	36,114	7/20/2023	8/30/2023	Closed	Closed as of 6/7/2023	N/A	Vacant
Arrived Homes Series Ellen	Single family home located at 3553 Chokecherry Lane, Indianapolis, IN 46235	$10.00	$297,780.00	29,778	7/20/2023	9/22/2023	Closed	Closed as of 7/12/2023	N/A	Leased as of 9/07/2023
Arrived Homes Series Felix	Single family home located at 3908 Standish Drive, Greensboro, NC 27401	$10.00	$296,470.00	29,647	7/20/2023	8/21/2023	Closed	Closed as of 6/7/2023	N/A	Leased as of 7/01/2023
Arrived Homes Series Oscar	Single family home located at 3910 Standish Drive, Greensboro, NC 27401	$10.00	$298,720.00	29,872	7/20/2023	12/6/2023	Closed	Closed as of 6/28/2023	N/A	Vacant
Arrived Homes Series Abernant	Single family home located at 5632 Barretts Trace Lane, Tuscaloosa, AL 35405	$10.00	$272,830.00	27,283	12/4/2023	1/5/2024	Closed	Closed as of 8/16/2023	N/A	Vacant

Arrived Homes Series Alvin	Single family home located at 506 Cliff Street, Morristown, TN 37814	$10.00	$373,860.00	37,386	12/4/2023	1/4/2024	Closed	Closed as of 8/30/2023	N/A	Leased as of 11/01/2023
Arrived Homes Series Ballinger	Single family home located at 309 Aspen Drive, Jefferson City, TN 37760	$10.00	$352,300.00	35,230	12/4/2023	12/28/2023	Closed	Closed as of 11/15/2023	N/A	Vacant
Arrived Homes Series Briarwood	Single family home located at 27 Erwin Drive, Austin, AR 72007	$10.00	$253,680.00	25,368	12/4/2023	12/27/2023	Closed	Closed as of 8/10/2023	N/A	Vacant
Arrived Homes Series Calvin	Single family home located at 540 Wilson Street, Suffolk, VA 23434	$10.00	$283,280.00	28,328	12/4/2023	12/27/2023	Closed	Closed as of 7/27/2023	N/A	Leased as of 10/13/2023
Arrived Homes Series Eastwood	Single family home located at 516 Cliff Street, Morristown, TN 37814	$10.00	$374,740.00	37,474	12/4/2023	12/27/2023	Closed	Closed as of 8/30/2023	N/A	Leased as of 10/20/2023
Arrived Homes Series Fletcher	Single family home located at 1917 Moss Street, North Little Rock, AR 72114	$10.00	$215,600.00	21,560	12/4/2023	12/19/2023	Closed	Closed as of 7/26/2023	N/A	Leased as of 9/01/2023
Arrived Homes Series Hargrave	Single family home located at 106 Halifax Street, Suffolk, VA 23434	$10.00	$280,430.00	28,043	12/4/2023	1/8/2024	Closed	Closed as of 7/27/2023	N/A	Vacant
Arrived Homes Series Hobbes	Single family home located at 542 Wilson Street, Suffolk, VA 23434	$10.00	$280,430.00	28,043	12/4/2023	12/27/2023	Closed	Closed as of 7/27/2023	N/A	Vacant

Arrived Homes Series Irene	Single family home located at 612 W 23rd Street, North Little Rock, AR 72114	$10.00	$215,600.00		21,560		12/4/2023	12/29/2023	Closed	Closed as of 7/26/2023	N/A	Leased as of 9/26/2023
Arrived Homes Series Peterson	Single family home located at 4557 Barretts Trace Blvd, Tuscaloosa, AL 35405	$10.00	$271,200.00		27,120		12/4/2023	12/19/2023	Closed	Closed as of 8/3/2023	N/A	Vacant
Arrived Homes Series Richmond	Single family home located at 2105 Richmond Avenue, Portsmouth, VA 23704	$10.00	$448,090.00		44,809		12/4/2023	1/4/2024	Closed	Closed as of 8/2/2023	N/A	Vacant
Arrived Homes Series Winchester	Single family home located at 4596 Winchester Hills Way, Birmingham, AL 35215	$10.00	$315,520.00		31,552		12/4/2023	12/28/2023	Closed	Closed as of 7/14/2023	N/A	Vacant
Total (3)			$65,791,593.00	(4)	6,579,159	(5)

(1)  Represents the date on which the manager or an affiliate of the manager acquired the series property from a third-party seller in accordance with the acquisition method described under “Description of Business—Acquisition Mechanics—2. Acquisition of a Series Property from the Manager or an Affiliate of the Manager.”

(2)  Represents the date on which the series acquired a 100% interest in the limited liability company that directly owns the related series property.

(3) Totals in this row do not include amounts attributable to any series whose offering was cancelled.

(4)	Represents the proposed Maximum Offering Size for all Offerings that have been qualified, or are being qualified, pursuant to the offering statement of which this Offering Circular forms a part, as required for purposes of the Form 5110 submitted to FINRA.

(5)	Represents the proposed Maximum Membership Interests for all Offerings that have been qualified, or are being qualified, pursuant to the offering statement of which this Offering Circular forms a part, as required for purposes of the Form 5110 submitted to FINRA.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This Offering Circular is part of the Offering Statement on Form 1-A (File No. 024-11325) that was filed with the Commission. The financial statement information incorporated by reference herein can be accessed at https://arrived.com/circulars. We hereby incorporate by reference into this Offering Circular all of the information contained in the following filings by Arrived Homes, LLC with the Commission, to the extent not otherwise modified or replaced by a subsequent filing:

1.	The sections bulleted below of Post-Qualification Amendment No. 28.

●	The Series Properties Being Offered

●	Use of Proceeds to Issuer

2.	The sections bulleted below of Post-Qualification Amendment No. 29.

●	The Series Properties Being Offered

●	Use of Proceeds to Issuer

3.	The sections bulleted below of Post-Qualification Amendment No. 30.

●	The Series Properties Being Offered

●	Use of Proceeds to Issuer

4.	The sections bulleted below of Post-Qualification Amendment No. 31.

●	The Series Properties Being Offered

●	Use of Proceeds to Issuer

5.	The sections bulleted below of Post-Qualification Amendment No. 32.

●	The Series Properties Being Offered

●	Use of Proceeds to Issuer

6.	The sections bulleted below of Post-Qualification Amendment No. 33.

●	The Series Properties Being Offered

●	Use of Proceeds to Issuer

7.	The sections bulleted below of Post-Qualification Amendment No. 35.

●	The Series Properties Being Offered

●	Use of Proceeds to Issuer

8.	The sections bulleted below of Post-Qualification Amendment No. 38.

●	The Series Properties Being Offered

●	Use of Proceeds to Issuer

9.	The sections bulleted below of the Company’s Annual Report on Form 1-K for the Fiscal Year ended December 31, 2022

●	Financial Statements and Accompanying Notes for the Fiscal Years ended December 31, 2021 and December 31, 2022

●	Management’s Discussion and Analysis of Financial Condition and Results of Operation

10.	The sections bulleted below of Post-Qualification Amendment No. 39.

●	The Series Properties Being Offered

●	Use of Proceeds to Issuer

11.	The sections bulleted below of Post-Qualification Amendment No. 40.

●	The Series Properties Being Offered

●	Use of Proceeds to Issuer

12.	The sections bulleted below of Post-Qualification Amendment No. 41.

●	The Series Properties Being Offered

●	Use of Proceeds to Issuer

13.	The sections bulleted below of Post-Qualification Amendment No. 42.

●	The Series Properties Being Offered

●	Use of Proceeds to Issuer

14.	The sections bulleted below of the Company's Semi-Annual Report of Form 1-SA/A as of and for the Six Months ended June 30, 2023

●	Financial Statements and Accompanying Notes as of and for the Six Months ended June 30, 2023

●	Management's Discussion and Analysis of Financial Condition and Results of Operation

Any statement contained in any document incorporated by reference into this Offering Circular will be deemed modified or superseded for the purposes of this Offering Circular to the extent that a statement contained in this Offering Circular modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular. From time to time, we may file an additional Post-Qualification Amendment or provide an “Offering Circular Supplement” that may add, update or change information contained in this Offering Circular. Note that any statement we make in this Offering Circular will be modified or superseded by an inconsistent statement made by us in a subsequent Offering Circular Supplement or Post-Qualification Amendment.

To the extent any financial statements are herein incorporated by reference, we will provide an electronic copy of such financial statements to any holder of securities, including any beneficial owner, upon written or oral request to support@arrived.com or (814) 277-4833 at no cost. Additionally, such financial statements can be found at arrived.com/circulars.

SUMMARY

This summary highlights some of the information in this offering circular.  It does not contain all of the information that you should consider before investing in our interests.  You should read carefully the detailed information set forth under “Risk Factors” and the other information included in this offering circular.  Except where the context suggests otherwise, the terms “Arrived,” “our company,” “we,” “us” and “our” refer to Arrived Homes, LLC, a Delaware series limited liability company, together with its consolidated series and their wholly-owned subsidiaries; references in this offering circular to the “manager” refer to Arrived Fund Manager, LLC, a Delaware limited liability company and the managing member of our company, and each of its series and their subsidiaries. All references in this offering circular to “$” or “dollars” are to United States dollars.

Company Overview – Our Mission

Arrived Homes, LLC, a Delaware series limited liability company, was formed in July 2020 to permit public investment in specific single family rental homes. We believe people should have the freedom to move around to pursue new opportunities in their lives while still having access to the wealth creation that long-term home ownership and real estate investment can provide. To support this idea, we are building what we believe to be a new model for home ownership and real estate investment that doesn’t lock people into a single home or city. We believe in passive income, conservative debt, freedom to move, diversification, and aligned incentives.

Arrived is a marketplace for investing in homes. We buy single family homes, lease them, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes, they can invest in real estate without needing to apply for mortgages or take on personal debt, and they can move to new homes or cities and continue holding their Arrived investments without having to worry about selling homes they’re invested in.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived rents the homes we acquire to tenants who can also invest through the same process as any other member of the Arrived platform, becoming part owners of the homes they’re living in at that time. By investing together we align incentives towards creating value for everyone.

Our Series LLC Structure

Each single family rental home that we acquire will be owned by a separate series of our company that we will establish to acquire that home.  Each series may hold the specific property that it acquires directly or in a wholly-owned subsidiary, which would be a limited liability company organized under laws of the state in which the series property is located.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.  We intend for each series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial offering of interests of such series.

We are offering membership interests in each of the series of our company, which represent limited liability company interests in such series. All of the series of our company offered hereunder may collectively be referred to herein as the “series” and each, individually, as a “series.”  The interests of all series described above may collectively be referred to herein as the “interests,” or “our securities” and each, individually, as an “interest” and the offerings of the interests may collectively be referred to herein as the “offerings” and each, individually, as an “offering.”  See “Description of the Securities Being Offered” for additional information regarding the interests.

Our company’s core business is the identification, acquisition, marketing and management of individual single family homes for the benefit of our investors. Each series is intended to own a single property. These properties may be referred to herein, collectively, as the “properties” or each, individually, as a “property.”

The interests represent an investment solely in a particular series and, thus, indirectly in the property owned by that series. The interests do not represent an investment in our company or the manager.  We do not anticipate that any series will own anything other than the single property associated with such series.  We currently anticipate that the operations of our company, including the formation of additional series and the corresponding acquisition of additional properties, will benefit investors by allowing investors to build a diversified portfolio of investments.

A purchaser of the interests may be referred to herein as an “investor” or “interest holder.”

Our series offerings are conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series interests may take place sporadically over the term of the offering. The term of each series offering will commence within two calendar days after the qualification date of the offering statement of which this offering circular is a part and end no later than the second anniversary of the qualification date of the offering statement.

There will be a separate closing, or closings, with respect to each offering. An initial closing of an offering will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date one week prior to three months after the offering begins. Additionally, any closing following such initial closing will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date that is three months after the prior closing for the relevant series offering. A fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series.

If an initial closing has not occurred, an offering will be terminated upon the earliest to occur of (i) the date immediately following the date one week prior to three months after the date the offering begins and (ii) any date on which the manager elects to terminate the offering for a particular series in its sole discretion.  No securities are being offered by existing security-holders.

Each offering is being conducted under Tier 2 of Regulation A (17 CFR 230.251 et. seq.) and the information contained herein is being presented in offering circular format.  Our company is not offering, and does not anticipate selling, interests in any of the offerings in any state where Dalmore, its soliciting agent and executing broker, is not registered as a broker-dealer. The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing escrow account with North Capital acting as escrow agent (the “Escrow Agent”) and will not be commingled with the operating account of the series, until, if and when there is a closing with respect to that investor and that series.  We have not engaged and do not expect to engage North Capital to participate in this offering in any other capacity at this time. See “Plan of Distribution and Subscription Procedure” and “Description of the Securities Being Offered” for additional information.

Investment Objectives

Our investment objectives are:

●	Consistent cash flow;

●	Long-term capital appreciation with moderate leverage;

●	Favorable tax treatment of REIT income and long term capital gains; and

●	Capital preservation.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Securities Being Offered

Investors will acquire membership interests in a series of our company, each of which is intended to be a separate series of our company for purposes of accounting for assets and liabilities.  It is intended that owners of interests in a series will only have an interest in the assets, liabilities, profits and losses pertaining to the specific property owned by that series.  For example, an owner of interests in Arrived Homes Series Abernant will only have an interest in the assets, liabilities, profits and losses pertaining to Arrived Homes Series Abernant and its related operations.  See the “Description of the Securities Offered” section for further details. The minimum investment you can make for any series is one (1) interest in a series and the maximum investment is equal to 9.8% of the total interests being offered for such series, although such minimum and maximum thresholds may be waived by the manager in its sole discretion. See “⸺Restrictions on Ownership of our Interests” below.

The Manager

Our company is managed by Arrived Fund Manager, LLC, a Delaware limited liability company and managing member of our company, which we refer to herein as the “manager.” Pursuant to the terms of our company’s limited liability company operating agreement, which we refer to as the “operating agreement,” the manager will provide certain management and advisory services to our company and to each of its series and their subsidiaries, if any, as well as a management team and appropriate support personnel. The manager is a wholly-owned subsidiary of our sponsor, Arrived Holdings, Inc., a Delaware corporation, which is an asset management company that operates a web-based investment platform, which we refer to as the Arrived platform, used by our company for the offer and sale of interests in the series of our company. The nature of business to be conducted or promoted by us must at all times be to engage in any lawful act or activity for which LLCs may be organized under the Delaware Limited Liability Company Act.

Management Compensation

The manager will receive from a series an annual asset management fee equal to six tenths of a percent (0.6%) of the purchase price of the series property for that series, paid out of the series’ net operating rental income on a quarterly basis. Additionally, pursuant to the operating agreement, the manager will receive reimbursements for out-of-pocket expenses in connection with our organization and offerings (up to a maximum of 2% of the gross offering proceeds per series offering), our operations and the acquisition of properties and in connection with third parties providing services to us. The manager may also receive a portion of the property management fee and the property disposition fee as described below. With respect to the operating accounts for each series that the manager maintains with a third-party bank, the manager will be entitled to receive any interest earned on the cash balances in such accounts. The manager reserves the right to waive any fees or reimbursements it is due in its sole discretion. The items of compensation are summarized in “Management-Management Compensation.”

Property Manager

The company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement.

The services provided by the property manager will include:

●	creating the asset maintenance policies for the collection of rents;

●
investigating, selecting, and, on behalf of the applicable series, engaging and conducting business with such persons as the property manager deems necessary to ensure the proper performance of its obligations under the property management agreement, including, but not limited to, consultants, insurers, insurance agents, maintenance providers, bookkeepers and accountants and any and all persons acting in any other capacity deemed by the property manager necessary or desirable for the performance of any of the services under the property management agreement; and

●	developing standards for the care of the underlying properties.

See “Description of Business—Description of the Property Management Agreement.”

Property Management Fee

The company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each third-party property management company are set forth below:

Blue Canopy Realty

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to seven percent (7%) of all rents and fees as remitted to the series and paid to the property manager pursuant to the property management agreement.

Marketplace Homes

As compensation for the services provided by the property manager, each series will be charged a property management fee of $70 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Streetlane (formerly Great Jones)

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to eight percent (8%) of all rents and fees as remitted to the series or a minimum property management fee of $99 on a monthly basis and paid to the property manager pursuant to the property management agreement. As of October 2023, all properties formerly managed by Great Jones are now managed by Streetlane as a result of a merger between Streetlane and Great Jones. All property management agreements between the relevant series and Great Jones remain in full force and effect.

Mynd Property Management

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to six percent (6%) of all rents and fees as remitted to the series or a minimum property management fee of $84 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Property Disposition Fee

Upon the disposition and sale of a series property, each series will be charged a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title escrow and closing costs. It is expected that this disposition fee charged to a series will range from six percent (6%) to seven percent (7%) of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference as income.

Following the sale of a property, the manager will distribute the proceeds of such sale, net of the property disposition fee, to the interest holders of the applicable series (after payment of any accrued liabilities or debt on the property or of the series at that time).

Operating Expenses

Each series of our company will be responsible for the costs and expenses attributable to the activities of our company related to such series including, but not limited to:

●
any and all fees, costs and expenses incurred in connection with the management of a series property and preparing any reports and accounts of each series, including, but not limited to, audits of a series’ annual financial statements, tax filings and the circulation of reports to investors;

●	any and all insurance premiums or expenses;

●	any withholding or transfer taxes imposed on our company or a series or any of the members;

●	any governmental fees imposed on the capital of our company or a series;
●
any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or a property manager in connection with the affairs of our company or a series, or relating to legal advice directly relating to our company’s or a series’ legal affairs;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by the manager in connection with a series;

●	any indemnification payments;

●	any costs, fees, or payments related to interest or financing expenses for a given series;

●	any potential HOA or association fees related to a given series;

●	the costs of any third parties engaged by the manager in connection with the operations of our company or a series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the manager in its reasonable discretion.

The manager will bear its own expenses of an ordinary nature.

If the Operating Expenses exceed the amount of revenues generated from a series property and cannot be covered by any Operating Expense reserves on the balance sheet of such series property, the manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which the manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such series property (which we refer to as Operating Expenses Reimbursement Obligation(s)), and/or (c) cause additional interests to be issued in such series in order to cover such additional amounts.  See “Description of Business-Operating Expenses.”

The Arrived Platform

Arrived Holdings, Inc., the sole member of Arrived Fund Manager, LLC, our manager, owns and operates a web-based and mobile accessible investment platform, the Arrived platform. Through the use of the Arrived platform, investors can browse and screen the investments offered by each of our series and electronically sign legal documents to purchase series interests.

Transferability

An interest holder may not transfer its interests without the consent of the manager. The manager may withhold consent to a transfer by an interest holder of its interest in a series in its sole discretion, including when such transfer would result in (a) there being more than 2,000 beneficial owners in such series or more than 500 beneficial owners that are not “accredited investors,” (b) the assets of a series being deemed plan assets for purposes of ERISA, (c) such interest holder holding in excess of 9.8% of a series, (d) a change of U.S. federal income tax treatment of our company and/or a series, or (e) our company, any series, the manager, or its affiliates being subject to additional regulatory requirements. Furthermore, as the interests are not registered under the Securities Act, transfers of interests may only be effected pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws.  See “Description of the Securities Being Offered–Restrictions on Ownership and Transfer” for more information.

Restrictions on Ownership of our Interests
To assist each of the series in qualifying as a REIT, the operating agreement provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either more than 9.8% in value or number of interests, whichever is more restrictive, of our outstanding equity capital, or 9.8% in value or number of interests, whichever is more restrictive, of our interests or any class or series of the outstanding interests.  The manager may, in its sole discretion, waive the 9.8% ownership limit with respect to a particular holder of interests.

The operating agreement also prohibits any investor from, among other things:

●
beneficially or constructively owning interests in a series that would result in our company being “closely held” under Section 856(h) of the Internal Revenue Code, or otherwise cause a series to fail to qualify as a REIT; and

●	transferring its interests if such transfer would result in the interests in a series being owned by fewer than 100 persons.

Distribution Rights

The manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. Our company expects the manager to make distributions on a semi-annual basis.  However, the manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. For example, the manager may determine to hold distributions until the effective distribution amount, per investor, equals or exceeds $5.00. In this case, the manager would accrue these distributions in an escrow account or other segregated account to be distributed once the minimum distribution amount has been reached or exceeded. See “Description of the Securities Being Offered-Distribution Rights.” Notwithstanding the above, in order to qualify as a REIT, a series must distribute annually to investors at least 90% of its REIT taxable income, determined without regard to the deduction for distributions paid and excluding any net capital gain, and the manager intends to comply with such requirement in order to qualify as a REIT.

The free cash flow of each series will first be used to repay certain expenses and to create reserves at the manager's sole discretion before it will be used for distribution to interest holders.

Valuation Policies

Our operating agreement provides that, following the six-month introductory period, at the end of each quarterly period, our manager’s internal accountants and asset management team will calculate a net asset value ("NAV") per interest for each series using a process that reflects, among other matters, an estimated value of the series property, as determined by the manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources related to (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances, reports regarding the underlying real estate provided by an independent valuation expert or automated valuation models;
  the price of liquid assets for which third party market quotes are available;
  accruals of our periodic distributions on interests in the series; and
  estimated accruals of the revenues, fees and expenses of the series where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the series by our manager.
Such determinations may include subjective judgments by the manager regarding the applicability of certain inputs to market rents and comparable sales information. While we do look at capitalization rates to help us to determine whether or not to acquire a property (see “Description of Business - Our Investment Criteria”), we do not utilize a capitalization rate approach in determining NAV, because given the nature of the series properties as primary residences, we do not believe that the value of a series’ primary asset can be determined based solely on the series’ rental revenues as the resale value of such asset will be decided independently of the success of such rental revenues.

Note, however, that the determination of the NAV for the interests of each series is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. In instances where we determine that an appraisal of the series property is necessary, including, but not limited to, instances where the manager is unsure of its ability on its own to accurately determine the estimated value of such series property, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest. See “Description of the Securities Being Offered⸺Valuation Policies” for more details about the NAV and how it will be calculated, including the subsection “NAV Estimates Determination and Valuation Methodology” for additional information regarding our manager’s NAV valuation methodology.

Interest Purchase Price Adjustments

Each series’ initial per interest purchase price will be set forth in the Series Offering Table in the column labeled “Offering Price per Interest.” The per interest purchase price for the series interests will initially be adjusted by the manager six months following the initial closing of the offering of interests in such series (the “introductory period”). Following the introductory period, the manager will adjust the per interest purchase price for each series quarterly (with exact dates to be announced) to equal the NAV per interest.

We will file with the Commission on a quarterly basis an offering circular supplement disclosing the determination of each series’ NAV per interest that will be applicable for such upcoming period (a “pricing supplement”). We will also post each series’ NAV for such upcoming quarter on the Arrived platform. The Arrived platform also will contain this offering circular, including any supplements and amendments. Each offering circular supplement filed with the Commission will include the principal valuation components of each series’ NAV.

Any subscriptions that we receive prior to the filing of the pricing supplement disclosing our NAV adjustment will be executed at the purchase price in effect at the time such subscription is received. Thus, even if settlement occurs during the following quarterly period, the purchase price for the interests will be the price in effect at the time the subscription was received.

However, to the extent quantifiable, if a material event occurs in between updates of any series’ NAV per interest that would cause such NAV per interest to change by 7% or more from the last disclosed NAV per interest, we will disclose the updated NAV and our asset management team’s reasoning for such change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on the Arrived platform. If prior to our public announcement of such change an investor has submitted a subscription agreement but has not yet been admitted to a series, such investor will be given the opportunity to revoke his or her subscription.

Our Company Information

Our principal executive offices are located at 1700 Westlake Ave N, Suite 200, Seattle, WA 98109.  Our telephone number is (814) 277-4833. We maintain a website at www.arrived.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this offering circular or any other reports or documents we file with or furnish to the Commission.

Summary Risk Factors

An investment in our interests involves various risks.  You should consider carefully the risks discussed below and under “Risk Factors” before purchasing our interests.  If any of the following risks occur, the business, financial condition or results of operations of each of our series could be materially and adversely affected.  In that case, the value of your interests could decline, and you may lose some or all of your investment.

●	We do not have a significant operating history, and there is no guarantee that we will be successful in the operation of our company.

●	The COVID-19 coronavirus pandemic and other changes in general economic and demographic conditions may cause our business to fail.

●	We are employing a novel business model, which may make an investment in our interests difficult to evaluate as it is unique to the real estate industry.

●	An investment in a series offering constitutes only an investment in that series and not in our company or directly in any property.

●	We and the manager may not be able to successfully operate our properties or generate sufficient operating cash flows to make or sustain distributions to the holders of our interests.

●
We depend on the manager for the success of each series and for access to the manager’s investment professionals and contractors.  We may not find a suitable replacement for the manager if removed, or if key personnel leave the employment of the manager or otherwise become unavailable to us.

●
The termination of the manager is generally limited to cause and certain disposition events related to a property, which may make it difficult or costly to end our relationship with the manager in respect of a series and a property.

●	Potential conflicts of interest may arise among the manager and its affiliates, on the one hand, and our company and our investors, on the other hand.

●
We may be unable to renew leases, lease vacant space or re-lease space on favorable terms or at all as the leases expire, which could materially and adversely affect a series’ financial condition, results of operations and cash flow.

●
We may not be able to control a series’ operating costs, or the series’ expenses may remain constant or increase, even if income from a property decreases, causing a series’ results of operations to be adversely affected.

●	The underlying value and performance of any real estate asset will fluctuate with general and local economic conditions.

●	Our investors do not elect or vote on our board of directors or the managing member of our company and have limited ability to influence decisions regarding the businesses of the series.

●	There is currently no public trading market for any of our series interests, and an active market may not develop or be sustained.

●	The interest holders will have limited voting rights and will be bound by a majority vote.

●
We have not established a minimum distribution payment level for any series and a series may be unable to generate sufficient cash flows from its operations to make distributions to holders of interests at any time in the future.

●	Failure of each series to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to a holder of interests.

●
The failure of a series to qualify as a REIT would subject it to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to holders of our interests.

●	There is currently no active trading market for our securities. An active market in which investors can resell their interests may not develop or be sustainable.

OFFERING SUMMARY

Securities being offered:
We are offering the maximum number of interests of each series with a status of “Open” in the “Series Offering Table” at a price per interest set forth therein. Each offering is being conducted on a “best efforts,” no offering minimum basis.

Each series of interests is intended to be a separate series of our company for purposes of accounting for assets and liabilities. See “Description of the Securities Being Offered-Description of the Interests” for further details.  The series interests will be non-voting except with respect to certain matters set forth in our operating agreement.  The purchase of interests in a particular series is an investment only in that series and not an investment in our company as a whole.

Offering price per series interest:	As stated in the Series Offering Table above.

Minimum and maximum subscription:
The minimum subscription by an investor in any series is one (1) interest and the maximum subscription by any investor in interests of any series will be limited to 9.8% of the total interests being offered for such series, although such maximum thresholds may be waived by the manager in its sole discretion.

Broker:
We have entered into an agreement with Dalmore, which is acting as our soliciting agent and executing broker in connection with our series offerings. Dalmore is a broker-dealer registered with the Commission and which is or will be registered in each state where our series offerings will be made prior to the launch of each such offering and with such other regulators as may be required to execute the sale transactions and provide related services in connection with our series offerings.  Dalmore is a member of the Financial Industry Regulatory Authority, Inc., or FINRA, and the Securities Investor Protection Corporation, or SIPC.

Transfer Agent:
We have entered into an agreement with Arrived Transfer Agent, LLC, a registered transfer agent affiliated with the Company, to perform transfer agent functions with respect to the interests of the Series.

Broker fees:
We will pay Dalmore a brokerage fee equal to 1.0% of the amount raised through each series offering. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of any interests to the manager, its affiliates or the sellers of any of the series properties.

Restrictions on investment:
Each investor must be a “qualified purchaser.”  See “Plan of Distribution and Subscription Procedure—Investor Suitability Standards” for further details.  The manager may, in its sole discretion, decline to admit any prospective investor, or accept only a portion of such investor’s subscription, regardless of whether such person is a “qualified purchaser.”  Furthermore, the manager anticipates only accepting subscriptions from prospective investors located in states where Dalmore is registered.

Generally, no sale may be made to you in any of our series offerings if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Escrow account:
The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest bearing escrow account with North Capital, acting as the Escrow Agent, and will not be commingled with the operating account of any series, until, if and when there is a closing with respect to that series.

When the Escrow Agent has received instructions from the manager that an offering will close and the investor’s subscription is to be accepted (either in whole or part), the Escrow Agent will disburse such investor’s subscription proceeds in its possession to the account of the applicable series.

If any offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest.  Any costs and expenses associated with a terminated offering will be borne by our manager.

PPEX ATS:

Secondary transactions in series interests can be effectuated using the Public Private Execution Network Alternative Trading System (the "PPEX ATS"). The PPEX ATS is an electronic alternative trading system with a Form ATS on file with the Commission and is owned and operated by North Capital Private Securities Corporation ("NCPS"), a registered broker-deal and member of FINRA and SIPC. Registered broker-dealers and certain institutional customers who become members of the PPEX ATS, including the Executing Broker, have access to the PPEX ATS. The PPEX ATS is not accessible to non-members of the general public, and investors have no direct interaction with NCPS.

The Arrived platform provides the user interface by which investors can submit orders to buy or sell interests in secondary market transactions. The Arrived platform immediately and automatically routes those orders (i) to the Executing Broker, and (ii) by virtue of the Executing Broker's status as a member of the PPEX ATS and the Tools License Agreement between our manager and the Executing Broker, to the PPEX ATS, which is an ATS registered with the Commission and is owned and operated by NCPS, a registered broker-dealer. The manager may elect not to transmit to the Executing Broker or the PPEX ATS any order information submitted by users who have not previously purchased securities issued by the company or its affiliates pursuant to Regulation A. For clarity, because the Executing Broker is (i) a registered broker-dealer and a member of the PPEX ATS and (ii) licensed to use the Arrived platform to access and transmit order information entered in to the Arrived platform by investors, such order information is automatically routed from the Arrived platform to both the Executing Broker and the PPEX ATS simultaneously. The PPEX ATS then matches isolated trades between individual buyers and sellers who have confirmed their intent to complete the trade. Matching occurs pursuant to the rules established by the PPEX ATS. The PPEX ATS accepts orders transmitted from the Arrived platform only because the Executing Broker is licensed to use the Arrived platform's technology to transmit order information. See "Description of Business - Liquidity Platform" below for additional information on the execution of resale transactions.

Offering period:
The series offerings are being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series interests may take place sporadically over the term of the series offering. The term of each series offering will commence within two calendar days after the qualification date of the offering statement of which this offering circular is a part and end no later than the second anniversary of the qualification date of the offering statement.

There will be a separate closing, or closings, with respect to each offering. An initial closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date one week prior to three months after the offering begins. Additionally, any closing following such initial closing will occur on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date that is three months after the prior closing for the relevant series offering. A fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series.

If an initial closing has not occurred, an offering will be terminated upon the earliest to occur of (i) the date immediately following the date one week prior to three months after the offering begins and (ii) any date on which the manager elects to terminate the offering for a particular series in its sole discretion.  No securities are being offered by existing security-holders.

Use of proceeds to issuer:	The proceeds received in the offering will be applied in the following order of priority of payment:

●	Acquisition Cost of the Underlying Properties: Actual cost of the underlying property of a series paid to the property seller;

●	Property Improvements: Each series will pay the manager the costs related to certain renovation projects or capital expenditures related to our acquisition of the property;

●
Operating and Capital Reserves: Operating and capital reserves are used to pay costs and expenses attributable to the activities of our company related to each series, including maintenance, insurance and other expenses pertaining to the series property;

●
Brokerage Fee: A brokerage fee payable to Dalmore equal to 1% of the amount raised through an offering. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of series interests to the manager, its affiliates or the sellers of the properties;

●
Acquisition Expenses: In general, these expenses include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, appraisal, development and acquisition of the property related to a series;

●
Offering Expenses: We will reimburse the manager for offering expenses actually incurred in connection with a series offering in an amount up to 2% of gross offering proceeds. In general, these costs include legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering;

●	Financing and Holding Costs: Each series will pay the manager the costs associated with holding the property before it is rented; and

●
Sourcing Fee: Each series will pay the manager a sourcing fee equal to 3.5% of the purchase price of the series property for that series. The sourcing fee will cover the costs involved in sourcing the property and preparing it for investment

The manager will be responsible for all offering expenses on behalf of each series and will be reimbursed by the series through the proceeds of the series offering for offering expenses actually incurred in an amount up to 2% of gross offering proceeds. Each series will be responsible for its acquisition expenses which it will pay out of the proceeds of its offering and will reimburse the manager for such costs as well as for certain other costs.  See “Use of Proceeds to Issuer,” “Management Compensation—Reimbursement of Expenses” and “Plan of Distribution and Subscription Procedure—Fees and Expenses” sections for further details.

Risk factors:
Investing in the interests of a particular series involves risks. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in our series interests.

RISK FACTORS

An investment in our series interests involves risks.  In addition to other information contained elsewhere in this offering circular, you should carefully consider the following risks before acquiring our interests offered by this offering circular.  The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our company, the ability of our company to make cash distributions to the holders of interests and the market price of our interests, which could cause you to lose all or some of your investment in our interests.  Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements.  See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Relating to the Structure, Operation and Performance of our Company

The COVID-19 pandemic or the future outbreak of any other highly infectious or contagious diseases, could materially and adversely impact or cause disruption to our performance, financial condition, results of operations, cash flows and ability to pay distributions. Further, the pandemic has caused disruptions in the U.S. and global economies and financial markets and created widespread business continuity issues of an indefinite magnitude and duration.

The impact of the COVID-19 pandemic and measures to prevent its spread could materially negatively impact our ability to launch and operate our business and our results of operations, financial condition and liquidity in a number of ways, including:

●	an inability to sell our series interests resulting in a lack of capital sufficient to acquire and operate our series properties;

●	a decrease in our series’ revenues as a result of the inability of tenants in our properties to pay their rent timely if at all and the geographic concentration of our series properties;

●	changes in residential preferences may make it less likely that home renters would want to live in the regions where our series properties are located;

●	an inability to enforce residents’ or tenants’ contractual rental obligations and/or limits on our ability to raise rents upon lease renewals due to restrictive measures imposed by local, regional or national governmental authorities;

●	the risk of a prolonged COVID-19 outbreak causing long-term damage to economic conditions, which in turn could cause material declines in the fair market value of our series properties, leading to asset impairment charges and our inability to sell our series properties; and

●	the potential inability to maintain adequate staffing for the management and maintenance of our series properties due to shelter-in-place orders and/or the continued duration or expansion of the pandemic.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments. While we believe the impacts of COVID-19 will continue to ease, there can be no assurance that the ongoing disruptions to our industry will be resolved in the near term, which could have adverse impacts on our business, results of operations, cash flows and financial condition. We will continue to evaluate the nature and extent of the impact of COVID-19 on our business.

We have a limited operating history, which makes our future performance difficult to predict.

We have a limited operating history. You should consider an investment in our interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and the manager must, among other things:

●	identify and acquire real estate assets consistent with our investment strategies;

●	increase awareness of our name within the investment products market;

●	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and

●	build and expand our operations structure to support our business.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our investors.  There can be no assurance that we will achieve our investment objectives.

An investment in a series offering constitutes only an investment in that series and not in our company or directly in any property.

An investor in an offering will acquire an ownership interest in the series related to that offering and not, for the avoidance of doubt, in (i) our company, (ii) any other series, (iii) the manager, or (iv) directly in a property associated with the series or any property owned by any other series.  This results in limited voting rights of the investor, which are solely related to a particular series, and are further limited by the operating agreement, described further herein. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the operating agreement that would adversely change the rights of the interest holders and removal of the manager for “cause.”  The manager thus retains significant control over the management of our company, each series and the series properties.  Furthermore, because the interests in a series do not constitute an investment in our company as a whole, holders of the interests in a series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other series.  In addition, the economic interest of a holder in a series will not be identical to owning a direct undivided interest in a property.

Each of our company’s series will hold an interest in a single property, a non-diversified investment.

We intend for each of our series, either directly or through its wholly-owned subsidiary, to own and operate a single property.  Each series’ return on its investment will depend on the revenues generated by such property and the appreciation of the value of the property over time.  These, in turn, are determined by such factors as national and local economic cycles and conditions, financial markets and the economy, competition from existing properties as well as future properties and government regulation (such as tax and building code charges).  The value of a property may decline substantially after a series purchases it.

Each of our series will own a single property and as a result of this non-diversified investment strategy, unanticipated capital expenditures could lead to a series’ inability to pay dividends or the loss of your investment entirely.

Each series’ dividend stream will depend on the revenues generated by such property and the appreciation of the value of the property over time. Additionally, a series might not be able to fund an unexpected major capital expenditure and this could lead to a complete loss of your investment.

There can be no guarantee that our company will reach its funding target from potential investors with respect to any series or future proposed series.

Due to the start-up nature of our company, there can be no guarantee that our company will reach its funding target from potential investors with respect to any series or future proposed series.  In the event our company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional properties through the issuance of further series interests and monetizing them to generate distributions for investors.  In addition, if our company is unable to raise funding for additional series, this may impact any investors already holding interests as they will not see the benefits which arise from economies of scale following the acquisition by other series of additional properties.

We may incur mortgage indebtedness and other borrowings, including in states and with lenders that do not recognize the series limited liability company structure, which may increase risks to the properties.

A series, or our company on behalf of a series, may seek to obtain financing, or to refinance any outstanding indebtedness, including any financing used to obtain the property, with an additional mortgage or other debt financing, including with a third party, secured by the underlying property. Incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, a series could lose the property securing the loan that is in default.

Further, while we expect each mortgage to be secured by a specific property (and the assets of such property) and be the financial obligation of the applicable series, our company may be required to enter into a loan as the borrower and hold title to the property on behalf of such series in states where our series limited liability structure is not recognized or respected under the laws of the state governing the loan. In that instance, in the event that we default on a loan, we can make no assurance that a lender will not seek to foreclose on the other series’ properties for we hold title. See “If our company’s series limited liability company structure is not respected, then investors may have to share any liabilities of our company with all investors and not just those who hold the same series as them.”

A series may be unable to obtain financing on favorable terms or at all.

A series may seek additional capital in the form of debt financing from other financing sources. Additional debt financing may not be available on reasonable terms, on a timely basis or at all, and if available, would result in additional payment obligations and may involve agreements that include restrictive covenants that limit a series’ ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens or paying dividends, which could adversely impact the series’ ability to conduct its business or make distributions to investors.

A series that initially acquires a property for all cash but then determines to finance the property, will be subject to additional risks related to its ability to pay debt service that may have a detrimental effect on a series’ ability to make distributions.

A property acquired without financing has a different risk profile from one that is acquired with the use of mortgage financing.  In particular, a property with financing must pay its debt service, and any inability to do so could have an adverse effect on a series’ financial condition, results of operations, cash flow, and the market value of its interests and its ability to make distributions to investors.

We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenues do not increase, causing our results of operations to be adversely affected.

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time, the need periodically to repair, renovate and re-lease our single family home properties, the cost of compliance with governmental regulation, including zoning, environmental and tax laws, the potential for liability under applicable laws, interest rate levels, principal loan amounts and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be adversely affected.

The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from a property. As a result, if revenues decline, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments, such as real estate taxes, insurance, loan payments and maintenance, generally will not be reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. If we are unable to decrease operating costs when demand for our properties decreases and our revenues decline, our financial condition, results of operations and our ability to make distributions to our investors may be adversely affected.

Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities which may adversely affect us, including our profitability, and impede our growth.

The real estate market is highly competitive. We will compete with other entities engaged in real estate investment activities to locate suitable single family homes to acquire and purchasers for our properties. These competitors will include REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships and individual investors. Some of these competitors have substantially greater marketing and financial resources than we will have and generally may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners. In addition, these same entities seek financing through similar channels to our company. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

In addition, these same entities seek financing through similar channels to our company. Disruptions or dislocations in the credit markets could impact the cost and availability of debt to finance real estate investments, which is a key component of our acquisition strategy. A downturn in the credit markets and a potential lack of available debt could limit our ability to pursue suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources than we do. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire investments at higher prices and/or by using less-than-ideal capital structures, our returns will be lower and the value of our respective assets may not appreciate or may decrease significantly below the amount we paid for such assets. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

Competition may impede our ability to attract or retain tenants or re-lease space, which could adversely affect our results of operations and cash flow.

The leasing of residential real estate is highly competitive.  We will compete based on a number of factors that include location, rental rates, security, suitability of a property’s design to prospective tenants’ needs and the manner in which a property is operated and marketed. The number of competing properties could have a material effect on our occupancy levels, rental rates and on the operating expenses of certain of our properties.  If other lessors and developers of similar spaces in our markets offer leases at prices comparable to or less than the prices we offer on the properties we acquire, we may be unable to attract or retain tenants or re-lease space in our properties, which could adversely affect our results of operations and cash flow.

Investments we make will be consistent with our intention for each series to qualify to be taxed as a REIT unless the manager determines that not qualifying as a REIT is in the best interests of a series.

We intend for each of the series to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes. REIT limitations restrict us from making investments that would cause less than 75% of the assets of a series to be comprised of assets other than real estate assets, cash and cash items (including receivables) and certain governmental securities, all as defined in the Internal Revenue Code. In addition, in order to maintain each of our series’ status as a REIT, we must meet certain income tests with respect to our gross income and certain additional tests with respect to our assets.

Subject to REIT limitations, a series may invest in the equity interests of other issuers in connection with acquisitions of indirect interests in real estate. Such an investment would normally be in the form of a general or limited partnership or membership interests in special purpose partnerships and limited liability companies that own one or more properties.

We may fail to successfully operate acquired properties, which could adversely affect us and impede our growth.

The manager’s ability to identify and acquire properties on favorable terms and successfully develop, redevelop and/or operate them may be exposed to significant risks. Agreements for the acquisition of properties are subject to customary conditions to closing, including completion of due diligence investigations and other conditions that are not within our control, which may not be satisfied.  We may be unable to complete an acquisition after incurring certain acquisition-related costs. In addition, if mortgage debt is unavailable at reasonable rates, we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all. We may also spend more than budgeted to make necessary improvements or renovations to acquired properties and may not be able to obtain adequate insurance coverage for new properties.  Any delay or failure to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and have an adverse effect on us, including our financial condition, results of operations, cash flow and the market value of our interests.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the residential real estate market, which could hinder our ability to implement our business strategy and generate returns to you.

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, may result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents, which in turn would reduce the value of our interests.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values or rents. Further, as a result of our target leverage, our exposure to adverse general economic conditions will be heightened.

In addition, the continuing developments in the Russian war against Ukraine and sanctions which have been announced by the United States and other countries against Russia have caused and may continue to cause significant uncertainty, adding to continuing concerns about supply chain disruptions, inflation and increases in interest rates in the residential real estate market.

All the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under secured loans, the lenders will be entitled to proceed against the collateral granted to them to secure the debt owed.

You may be more likely to sustain a loss on your investment because the manager does not have as strong an economic incentive to avoid losses as do managers who have made significant equity investments in their companies.

Because it has not made a significant equity investment in our company, the manager will have little exposure to loss in the value of a series’ interests. Without this exposure, our investors may be at a greater risk of loss because the manager does not have as much to lose from a decrease in the value of our interests as do those managers who make more significant equity investments in their companies.

Any adverse changes in the manager’s financial health or our relationship with the manager or its affiliates could hinder our operating performance and the return on your investment.

The manager will utilize the manager’s personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions to our investors is dependent upon the performance of the manager and its affiliates as well as the manager’s real estate professionals in the identification and acquisition of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in the manager’s financial condition or our relationship with the manager could hinder the manager’s ability to successfully manage our operations and our properties.

Compliance with governmental laws, regulations and covenants that are applicable to our residential properties may adversely affect our business and growth strategies.

Residential rental properties are subject to various covenants, local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, may restrict our use of our residential properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our residential properties, including prior to acquiring any of our residential properties or when undertaking renovations. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses and zoning approvals. Our failure to obtain such permits, licenses and zoning approvals could have a material adverse effect on us and cause the value of our interests to decline.

If our company’s series limited liability company structure is not respected, then investors may have to share any liabilities of our company with all investors and not just those who hold the same series as them.

Our company is structured as a Delaware series limited liability company that issues interests in a separate series for each property.  Each series will merely be a separate series and not a separate legal entity.  Under the Delaware Limited Liability Company Act (the “LLC Act”), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding interests in one series is segregated from the liability of investors holding interests in another series and the assets of one series are not available to satisfy the liabilities of other series.  Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. state or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation.  If our company’s series limited liability company structure is not respected, then investors may have to share any liabilities of our company with all investors and not just those who hold the same series interests as them.  Furthermore, while we intend to maintain separate and distinct records for each series and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a series to the liabilities of another series.  The consequence of this is that investors may have to bear higher than anticipated expenses which would adversely affect the value of their interests or the likelihood of any distributions being made by a particular series to its investors.  In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of our company generally where the assets of such other series or of our company generally are insufficient to meet our liabilities.

The time devoted by Company management to our business is not expected to be full-time.

It is not anticipated that key officers would devote themselves full-time to the business of the Company at the present time. Officers will only be working part-time and devote such time and efforts as they deem reasonably necessary in performance of services for the Company.

If either the manager or Arrived Holdings, Inc. are required to register as a broker-dealer, the manager or we may be required to cease operations, and any series of interests offered and sold without such proper registration may be subject to a right of rescission.

The sale of membership interests is being facilitated by Dalmore, a broker-dealer registered under the Exchange Act and member of FINRA, which is registered in each state where the offer or sales of the interests will occur. It is anticipated that interests will be offered and sold only in states where Dalmore is registered as a broker-dealer. For the avoidance of doubt, Dalmore will not solicit purchases and will not make any recommendations regarding the interests. Neither Dalmore, nor any other entity, receives a finder’s fee or any underwriting or placement agent discounts or commissions in relation to any offering of interests. If the manager or Arrived Holdings, Inc., neither of which is a registered broker-dealer under the Exchange Act or any state securities laws, has engaged in brokerage activities that require registration, including the initial sale of the interests and permitting a registered broker-dealer to effectuate resales or other liquidity of the interests via the PPEX ATS (see “Description of the Business – Liquidity Platform” for additional information), the manager or Arrived Holdings, Inc. may need to stop operating and, therefore, we would not have an entity managing the series properties. In addition, if the manager or Arrived Holdings, Inc. are ultimately found to have engaged in activities requiring registration as a “broker-dealer” without either being properly registered as such, there is a risk that any series of interests offered and sold while the manager or Arrived Holdings, Inc. were not so registered may be subject to a right of rescission, which may result in the early termination of the offerings.

Although Arrived Holdings, Inc. has structured the operation of the Arrived platform to provide for secondary market trading of interests on an alternative trading system (“ATS”) that is operated by a registered broker-dealer, the federal regulation of securities exchanges and ATSs involves a complex set of statutes and regulations that are subject to change and evolving and differing interpretation. If the current operation of the Arrived platform is considered to be a securities exchange or ATS, we, Arrived Holdings, Inc. or the manager may be subject to additional regulatory actions, which could have a material adverse effect on the Arrived platform and our business.

A securities trading platform that is considered to function as an exchange within the meaning of the Exchange Act must either register with the Commission as a national securities exchange under Section 6 of the Exchange Act or qualify for an exemption from such registration, such as an exchange that is operated by a registered broker-dealer as an ATS in compliance with Regulation ATS. The Arrived platform operated by Arrived Holdings, Inc. is neither registered with the Commission as an exchange nor being operated by a registered broker-dealer as an ATS.

Arrived Holdings, Inc. has structured the Arrived platform so that we and the manager will enter into certain agreements (as described elsewhere in this offering circular) with Dalmore, NCPS (a registered broker-dealer), and North Capital Investment Technology, Inc., the parent company of NCPS (“NCIT”), to provide for secondary market trading in interests to occur on the PPEX ATS, which is an electronic ATS owned and operated by NCPS and registered with the Commission under the Exchange Act. Based on this structure, we do not believe that the Arrived platform functions as a national securities exchange or an ATS as currently operated. Nevertheless, federal regulation of securities exchanges and ATSs involves a set of complex statutes and regulations that are subject to change and evolving and differing interpretation. It is possible that contrasting understandings of current or future rules could result in the Commission determining that the Arrived platform is functioning as a securities exchange or ATS or is part of an unregistered exchange mechanism, in which case Arrived Holdings, Inc. would be required to register the Arrived platform as a securities exchange or qualify and register as an ATS, either of which could cause us to limit, modify, or discontinue the Arrived platform. Any such, limitation, modification, or discontinuation could negatively impact our business, operating results, and financial condition. Furthermore, liability for acting as an unregistered broker-dealer or national securities exchange could include civil monetary penalties and disgorgement, injunctive relief, sanctions, cease-and-desist orders, and/or undertakings requiring the retention of compliance consultants or monitors. See “Description of the Business – Regulation of Exchanges” below for a more in-depth discussion of the regulatory framework with respect securities exchanges and ATSs.

The Arrived platform and the PPEX ATS are highly technical and may be at a risk to malfunction.

The Arrived platform and the PPEX ATS are complex systems composed of many interoperating components and incorporates software that is highly complex. Our business is dependent upon Arrived Holdings, Inc.’s and NCPS’s ability to prevent system interruption on the Arrived platform and the PPEX ATS. The Arrived platform’s software, including open source software that is incorporated into the Arrived platform’s code, and the software supporting the PPEX ATS, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in the Arrived platform’s software code may only be discovered after the code has been released. Bugs in the Arrived platform’s software, third-party software including open source software that is incorporated into our code, misconfigurations of the Arrived platform’s systems, and unintended interactions between systems could cause downtime that would impact the availability of our service to Arrived platform users. We have from time to time found defects or errors in our system and may discover additional defects in the future that could result in Arrived platform unavailability or system disruption. In addition, we have experienced outages on the Arrived platform due to circumstances within our control, such as outages due to software limitations. We rely on Amazon Web Services, Inc. (“AWS”) data centers for the operation of the Arrived platform. If the AWS data centers fail, Arrived platform users may experience down time. If sustained or repeated, any of these outages could reduce the attractiveness of the Arrived platform to users. In addition, our release of new software in the past has inadvertently caused, and may in the future cause, interruptions in the availability or functionality of the Arrived platform. Any errors, bugs, or vulnerabilities discovered in our code or systems after release could result in an interruption in the availability of the Arrived platform or a negative experience for users and investors and could also result in negative publicity and unfavorable media coverage, damage to our reputation, loss of users, loss of revenue or liability for damages, regulatory inquiries, or other proceedings, any of which could adversely affect our business and financial results. The PPEX ATS operated by NCPS also faces risks similar to those described above.

Risks Relating to the Offerings

We are offering our interests pursuant to Tier 2 of Regulation A and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our interests less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements which may make an investment in our interests less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting.  The differences between disclosures for Tier 2 issuers versus those for emerging growth companies include, without limitation, only needing to file final semiannual reports as opposed to quarterly reports and far fewer circumstances where a current disclosure would be required.  In addition, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A, there is some regulatory uncertainty in regard to how the Commission or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to.  For example, a number of states have yet to determine the types of filings and amount of fees that are required for such an offering.  If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of the interests, we may be unable to raise the funds necessary to fund future offerings, which could impair our ability to offer a diversified portfolio of properties and create economies of scale, which may adversely affect the value of the interests or the ability to make distributions to investors.

We are subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our investors receive less information.

We are required to report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of our fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of our fiscal year.

Although we have no intention currently of voluntarily electing to become a public reporting company under the Exchange Act, we may elect in the future to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and investors could receive less information than they might expect to receive from more mature public companies.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer.  We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the manager and may divert attention from management of the properties by the manager or could cause the manager to no longer be able to afford to run our business.

The Exchange Act requires issuers with more than $10 million in total assets to register its equity securities under the Exchange Act if its securities are held of record by more than 2,000 persons or 500 persons who are not “accredited investors.” While the operating agreement presently prohibits any transfer that would result in any series being held of record by more than 2,000 persons or 500 non-“accredited investors,” there can be no guarantee that we will not exceed those limits and the manager has the ability to unilaterally amend the operating agreement to permit holdings that exceed those limits. If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the manager and may divert attention from management of the properties by the manager or could cause the manager to no longer be able to afford to run our business.

If our company were to be required to register under the Investment Company Act or the manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each series and the manager may be forced to liquidate and wind up each series or rescind the offerings for any of the series.

Our company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the manager is not and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) and the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act.  Our company and the manager have taken the position that the properties are not “securities” within the meaning of the Investment Company Act or the Investment Advisers Act, and thus our company’s assets will consist of less than 40% investment securities under the Investment Company Act and the manager is not and will not be advising with respect to securities under the Investment Advisers Act.  This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation.  If our company were to be required to register under the Investment Company Act or the manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each series and the manager may be forced to liquidate and wind up each series or rescind the offerings for any of the series or the offering for any other series.

Possible changes in federal tax laws may materially adversely affect the value of your investment in our interests.

The Internal Revenue Code is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any series of our company would be limited to prospective effect. For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the interests of one series for another might have been a non-taxable ‘like-kind exchange’ transaction, while transactions now only qualify for that treatment with respect to real property.  Accordingly, the ultimate effect on an investor’s tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

Risks Related to Conflicts of Interest

We are dependent on the manager and its affiliates and their key personnel who provide services to us through the operating agreement, and we may not find a suitable replacement if the operating agreement is terminated, or if key personnel leave or otherwise become unavailable to us, which could have a material adverse effect on our performance.

We do not expect to have any employees and we are completely reliant on the manager to provide us with investment and advisory services. We expect to benefit from the personnel, relationships and experience of the manager’s executive team and other personnel and investors of the manager and expect to benefit from the same highly experienced personnel and resources we need for the implementation and execution of our investment strategy.  Each of our executive officers also serves as an officer of the manager. The manager will have significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and relationships of the executive officers and key personnel of the manager. The executive officers and key personnel of the manager will evaluate, negotiate, close and monitor our properties. Our success will depend on their continued service.

In addition, we offer no assurance that the manager will remain the manager or that we will continue to have access to the manager’s principals and professionals. If the operating agreement is terminated and no suitable replacement is found to manage us, our ability to execute our business plan will be negatively impacted.

The ability of the manager and its officers and other personnel to engage in other business activities, including managing other similar companies, may reduce the time the manager spends managing the business of our company and may result in certain conflicts of interest.

Our officers also serve or may serve as officers or employees of Arrived Holdings, Inc. or Arrived Fund Manager, LLC, as well as other manager-sponsored vehicles, and other companies unaffiliated with the manager. These other business activities may reduce the time these persons spend managing our business. Further, if and when there are turbulent conditions in the real estate markets or distress in the credit markets or other times when we will need focused support and assistance from the manager, the attention of the manager’s personnel and executive officers and the resources of the manager may also be required by other manager-sponsored vehicles. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if we were not managed by the manager. In addition, these persons may have obligations to other entities, the fulfillment of which might not be in the best interests of us or any of our investors. Our officers and the manager’s personnel may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by the various companies and our series.

The terms of the operating agreement make it difficult to end our relationship with the manager.

Under the terms of the operating agreement, holders of interests in each series of our company have the right to remove our manager as manager of our company, by a vote of two-thirds of the holders of all interests in each series of our company (excluding our manager) voting together, in the event our manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a series of interests or our company. Unsatisfactory financial performance does not constitute grounds to terminate and remove the manager under the operating agreement. These provisions make it difficult to end our company’s relationship with the manager, even if we believe the manager’s performance is not satisfactory.

The operating agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the manager.

The operating agreement provides that the manager, in exercising its rights in its capacity as the manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our bylaws, or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

There are conflicts of interest among us, the manager and its affiliates.

Each of our executive officers is an executive officer of the manager. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm’s-length negotiations. Some of the conflicts inherent in our company’s transactions with the manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of our interests.

The operating agreement provides the manager with broad powers and authority which may exacerbate the existing conflicts of interest among your interests and those of the manager, its executive officers and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

●	the manager or an affiliate of the manager may sell certain properties to various series. The manager will be setting the purchase price that a series will pay for such a property, which price may be higher than appraised values or comparable property prices;

●	the manager, its executive officers and its other affiliates may continue to offer other real estate investment opportunities, including equity offerings similar to this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

●	the manager, its executive officers and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits or fees or other compensation from any other business owned and operated by the manager, its executive officers and/or its other affiliates for their own benefit;

●

we may engage the manager or affiliates of the manager to perform services at prevailing market rates. Prevailing market rates are determined by the manager based on industry standards and expectations of what the manager would be able to negotiate with third party on an arm’s length basis; and

●

the manager or affiliates of the manager may provide advances or loans to us and charge reasonable market rates of interest, which are determined by the manager based on the manager’s determination of market rates for mortgages of a similar character and term at the time of entry into the purchase and sale agreement; and

●	the manager, its executive officers and its other affiliates are not required to devote all of their time and efforts to our affairs.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any transaction to which we or any of our subsidiaries has an interest or engaging for their own account in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries are a party or have an interest. Additionally, we do not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. In addition, our management agreement with the manager does not prevent the manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us.

The manager’s liability is limited under the operating agreement, and we have agreed to indemnify the manager against certain liabilities.  As a result, we may experience poor performance or losses for which the manager would not be liable.

Pursuant to our company’s operating agreement, the manager will not assume any responsibility other than to render the services called for thereunder and not will be responsible for any action of our board of directors in following or declining to follow the manager’s advice or recommendations. The manager maintains a contractual, as opposed to a fiduciary, relationship with us and our investors. Under the terms of the operating agreement, the manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the manager and any person providing sub-advisory services to the manager will not be liable to us, any subsidiary of ours, our board of directors, or our investors, members or partners or any subsidiary’s investors, members or partners for acts or omissions performed in accordance with and pursuant to the operating agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the operating agreement. Accordingly, we and our investors will only have recourse and be able to seek remedies against the manager to the extent it breaches its obligations pursuant to the operating agreement. Furthermore, we have agreed to limit the liability of the manager and to indemnify the manager against certain liabilities. We have agreed to reimburse, indemnify and hold harmless the manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the manager and any person providing sub-advisory services to the manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from, acts or omissions of such indemnified parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of the manager’s duties, which have a material adverse effect on us. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the operating agreement because of our desire to maintain our ongoing relationship with the manager.

Risks Related to Real Estate Investments Generally

Our real estate assets will be subject to the risks typically associated with real estate.

Our real estate assets will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

●	natural disasters such as hurricanes, earthquakes and floods;

●	acts of war or terrorism, including the consequences of terrorist attacks;

●	adverse changes in national and local economic and real estate conditions;

●	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

●	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

●	costs of remediation and liabilities associated with environmental conditions affecting properties; and

●	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to a property. Many expenditures associated with a property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the property.

Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced. These factors may have a material adverse effect on the value that we can realize from our assets.

We anticipate involvement in a variety of litigation.

We anticipate involvement in a range of legal actions in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights and issues with local housing officials arising from the condition or maintenance of one or more of our residential properties. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

We may be subject to unknown or contingent liabilities related to properties that we acquire for which we may have limited or no recourse against the sellers.

Properties that we may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of tenants, vendors or other persons dealing with the acquired properties, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions or that only survive for a limited period, in which event we would have no or limited recourse against the sellers of such properties. While we expect to usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses.

As a result, there is no guarantee that we will recover any losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties may exceed our expectations, which may adversely affect our business, financial condition, results of operations and cash flow. Finally, we expect that indemnification agreements between us and the sellers will typically provide that the sellers will retain certain specified liabilities relating to the properties acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such properties, which may lead to a decrease in the value of our assets.

The value of a property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a property.

We may be unable to renew leases or re-lease space as leases expire.

If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated home. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease.  If the rental rates for our properties decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our interests and our ability to satisfy our debt obligations and to make distributions to our investors could be adversely affected.

The actual rents we receive for a property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of our properties compared to other properties, we may be unable to realize our estimated market rents for a property. In addition, depending on market rental rates at any given time as compared to expiring leases in our properties, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for a property, then our financial condition, results of operations and ability to generate cash flow growth will be negatively impacted.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for an extended period of time, we may suffer reduced revenues resulting in less cash available for distribution to our investors. In addition, the resale value of the property could be diminished because the market value of our properties may depend in part upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a property could also reduce the value of our investors’ investments.

Further, a decline in general economic conditions could lead to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce the return on your investment.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the properties in order to retain and attract tenants, generate positive cash flow or make real estate properties suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the real estate market which lead to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tenants, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow.  If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures.  This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our interests.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our investors.

Our income will be primarily derived from rental revenue from real property.  As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

●	delay lease commencements;

●	decline to extend or renew leases upon expiration;

●	fail to make rental payments when due; or

●	declare bankruptcy.

Any of these actions could result in the termination of such tenants’ leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our investors.

We will rely on information supplied by prospective residents.

Our resident screening process includes obtaining appropriate identification, a thorough evaluation of credit history and household income, a review of the applicant’s rental history, and a background check for criminal activity. We will make leasing decisions based on information in rental applications completed by a prospective resident and screened by our third party partner, and we cannot be certain that this information is accurate.  Additionally, these applications will be submitted to us at the time we evaluate a prospective resident, and we will not require residents to provide us with updated information during the terms of their leases, notwithstanding the fact that this information can, and frequently does, change over time. For example, increases in unemployment levels or adverse economic conditions in certain of our target markets may adversely affect the creditworthiness of our residents in such markets. Even though this information will not be updated, we will use it to evaluate the characteristics of our portfolio over time. If resident-supplied information is inaccurate or our residents’ creditworthiness declines over time, we may make poor or imperfect leasing decisions and our portfolio may contain more risk than we believe.

We may engage in development, redevelopment or repositioning activities in the future, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We may engage in development, redevelopment or repositioning activities with respect to properties that we acquire as we believe market conditions dictate.  If we engage in these activities, we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

●	the availability and pricing of financing on favorable terms or at all;

●	the availability and timely receipt of zoning and other regulatory approvals;

●	the potential for the fluctuation of occupancy rates and rents at development and redevelopment properties, which may result in our investment not being profitable;

●	start up, development, repositioning and redevelopment costs may be higher than anticipated;

●	cost overruns and untimely completion of construction (including risks beyond our control, such as weather, labor conditions or material shortages); and

●	changes in the pricing and availability of buyers and sellers of such properties.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, and the market value of our interests and our ability to satisfy our debt obligations and to make distributions to our investors.

Our properties may be subject to impairment charges.

We will periodically evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of a property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property’s value could be permanent.

Our real estate investments are expected to be concentrated in single-family rental properties in select geographic markets.

Our strategy is to concentrate our real estate investments on single-family rental properties in select geographic markets that we believe favor future growth in rents and valuations.  A downturn or slowdown in the rental demand for single-family housing generally, or in our target markets specifically, caused by adverse economic, regulatory or environmental conditions, or other events, would have a greater impact on our operating results than if we had more diversified real estate investments.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our investors.

Any of our tenants, or any guarantor of a tenant’s lease obligations, could be subject to a bankruptcy proceeding pursuant to Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants or any guarantor of a tenant’s lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these individuals or entities, unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions to our investors.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.

We may enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) for the purpose of making investments. In such event, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. In addition, to the extent our participation represents a minority interest, a majority of the participants may be able to take actions which are not in our best interests because of our lack of full control. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our financial condition, results of operations and cash flow.

Even if a series qualifies as a REIT for U.S. federal income tax purposes, the series generally will be required to pay state and local taxes on its property. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our interests and our ability to satisfy our principal and interest obligations and to make distributions to our investors could be adversely affected.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our investors’ investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. The TRIA, under which the U.S. federal government bore a significant portion of insured losses caused by terrorism, expired on December 31, 2020, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our investors’ investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance our properties could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

The consequences of climate change may adversely affect our business.

We may experience losses related to extreme weather and changes in precipitation and temperature, which may result in physical damage or a decrease in demand for a property that we acquire. Should the impact of climate change be material in nature or occur for lengthy periods of time, the financial condition or results of operations for a property and its related series would be adversely affected. Moreover, we cannot assure you that any insurance coverage we carry will be adequate to cover all losses related to climate change. In addition, changes in federal, state and local legislation and regulations designed to address climate change could result in increased capital expenditures to improve the energy efficiency of a property that we acquire in order to comply with such legislation and regulations.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we may attempt to acquire multiple properties in a single transaction. Multiple property portfolio acquisitions are more complex and expensive than single-property acquisitions, and the risk that a portfolio acquisition does not close may be greater than in a single-property acquisition. A seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. To acquire multiple properties in a single transaction we may be required to accumulate a large amount of cash. We would expect the returns that we earn on such cash to be less than the ultimate returns in real property and therefore, accumulating such cash could reduce the funds available for distributions to our investors.

Tenant relief laws may negatively impact our rental income and profitability.

As landlord of numerous residential properties, we may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory “cure” policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord’s ability to recover certain costs or charge residents for damage that residents cause to the landlord’s premises. We and any property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries’ litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Rent control or rent stabilization laws could prevent us from raising rents to offset increases in operating costs.

Various states, cities, or municipalities have a system of rent regulations known as rent stabilization and rent control. Tenants of regulated apartments are entitled to receive required services and to have their leases renewed, and may not be evicted except on grounds allowed by law. If we acquire properties that include regulated apartments, these regulations could limit the amount of rent we are able to collect, which could have a material adverse effect on our ability to fully take advantage of the investments that we make in our properties.  In addition, there can be no assurance that changes to rent control or rent stabilization laws will not have a similar or greater negative impact on our ability to collect rents.

Our targeted investments may include condominium interests. Condominium interests are subject to special risks that may reduce your return on investment.

Our targeted investments may include condominium interests, which is a type of common ownership interest. Common ownership interests are subject to special risks that may reduce your return on investment. For example, common ownership interests are governed by associations in which we, as a condominium unit owner, have a vote. We may be outvoted by the other members of the condominium respecting matters that materially impact the management, appearance, safety or financial soundness of the dwelling or of the association.

The value of common ownership interests may be decreased by the default of other interest holders on their homeowners association, or HOA, fees or similar fees. If enough holders default on their fees, the HOA’s liquidity and net worth may decrease dramatically. If the HOA or board is forced to foreclose on any delinquent interests representing the condominium interests, a lowered value realized at the foreclosure sale may adversely impact the market value of every other unit.

We, as a common ownership interest owner, will also be required to pay HOA fees. If we default in our payment, we may be obligated to pay financial penalties or, in severe circumstances, our unit may be foreclosed on by the board or the HOA. If the board or HOA is mismanaged or if the applicable property suffers from neglect or deferred maintenance, HOA fees may increase, which may reduce our cash flow from operations and your ability to receive distributions.

Our targeted investments may be subject to rules and regulations of HOAs.

A significant number of our targeted investments may be part of HOAs, which are private entities that regulate the activities of, and levy assessments on properties in, a residential subdivision. HOAs in which we own properties may have onerous or arbitrary rules that restrict our ability to renovate, market or lease our properties or require us to renovate or maintain such properties at standards or costs that are in excess of our planned operating budgets. Such rules may include requirements for landscaping, limitations on signage promoting a property for lease or sale, or the use of specific materials in renovations. The number of HOAs that impose limits on the number of property owners who may rent their homes is increasing. Such restrictions limit acquisition opportunities and could cause us to incur additional costs to resell the property and opportunity costs of lost rental income. Furthermore, many HOAs impose restrictions on the conduct of occupants of homes and the use of common areas and we may have tenants who violate HOA rules and for which we may be liable as the property owner and for which we may not be able to obtain reimbursement from the resident. Additionally, the boards of directors of the HOAs may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with HOA rules before purchasing the property and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from renting such property or otherwise reduce our cash flow from such property, which would have an adverse effect on our returns on these properties.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions.  Our ability to dispose of assets in the future will depend on prevailing economic and market conditions.  Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.  In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. When we sell any of our assets, we may recognize a loss on such sale. The Internal Revenue Code also imposes restrictions on REITs, which are not applicable to other types of real estate companies, on the disposal of properties.  For example, our ability to sell our properties may also be limited by our need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time and comply with certain other requirements in the Internal Revenue Code or dispose of our properties through a “taxable REIT subsidiary,” or TRS.  These potential difficulties in selling real estate may limit our ability to promptly change, or reduce our exposure to, the properties we acquire in response to changes in economic or other conditions.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our investors and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

The occurrence of a cyber incident, or a deficiency in our cyber security, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships, all of which could negatively impact our financial results.

We collect and retain certain personal information provided by our investors and tenants in the properties owned by the series.  While we expect to implement a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information.  A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our reliance on technology has increased, so have the risks that could directly result from the occurrence of a cyber incident including operational interruption, damage to our relationship with our tenants, and private data exposure, any of which could negatively impact our reputation and financial results.

We may enter into long-term leases with tenants in certain properties, which may not result in fair market rental rates over time.

We may enter into long-term leases with tenants of certain of the properties or include renewal options that specify a maximum rate increase. These leases would provide for rent to increase over time; however, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that, even after contractual rent increases, the rent under our long-term leases is less than then-current market rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our cash available for distribution to our investors could be lower than if we did not enter into long-term leases.

We will depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to make distributions to our investors.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. If a tenant defaults we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to our investors.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

From time to time we may acquire unimproved real property or properties that are under development or construction. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders’ ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Actions of any joint venture partners that we may have in the future could reduce the returns on joint venture investments and decrease our investors’ overall return.

We may enter into joint ventures to acquire properties. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

●	that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

●	that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

●	that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

●	that disputes between us and our co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers from focusing their time and effort on our operations.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

Inflation may adversely affect our financial condition and results of operations.
Inflation has significantly increased since the start of 2021. Inflationary pressures may adversely affect our direct and indirect operating and development costs, including for labor at the corporate, property management and development levels, third-party contractors and vendors, building materials, insurance, transportation and taxes. Although our leases may permit some price increases to be charged back to our tenants, to the extent we are unable to offset these cost increases through higher rents or other measures, our operating results will be adversely affected.  Our residents may also be adversely impacted by higher cost of living expenses, including food, energy and transportation, which may increase our rate of tenant defaults and harm our operating results.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. These costs could be substantial. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could materially adversely affect or business, assets or results of operations and, consequently, reduce the amounts available for distribution to our investors.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury or other damage claims could reduce our cash available for distributions to our investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating such properties. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to the Fair Housing Amendments Act of 1988 and the Rehabilitation Act of 1973) may decrease cash available for distributions to our investors.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access.  If one or more of our properties that we acquire are not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

Declines in the market values of the properties we invest in may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our investors.

Some of the assets we invest in may be classified for accounting purposes as “available-for-sale.” These investments will be carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to investors’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale asset falls below its amortized value and is not temporary, we will recognize a loss on that asset on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of the assets we invest in may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to our investors.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our investors.

Deficiencies in our internal controls over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition and liquidity.

Effective internal controls over financial reporting are necessary for us to accurately report our financial results. There can be no guarantee that our internal controls will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal controls will become more complex, and we may require significantly more resources to ensure our internal controls remain effective. Deficiencies, including any material weakness, in our internal control over financial reporting could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition and liquidity.

Risks Related to U.S. Federal Income Tax Matters

Failure of a series to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to investors.
We intend to treat each series as a separate business entity for U.S. federal income tax purposes and the series LLC organization as a non-entity for U.S. federal income tax purposes.  Consistent with this approach, the IRS has issued proposed Treasury Regulations that provide that each individual series of a domestic series LLC organization will generally be treated as a separate entity formed under local law, with each such individual series' classification for U.S. federal income tax purposes determined under general tax principles and the entity classification (also known as "check-the-box") rules.  Although not expected based on the proposed Treasury Regulations, if the IRS were to adopt a different approach than the one adopted in the proposed Treasury Regulations and successfully challenge our treatment of a series as a separate business entity and the series LLC organization as a non-entity for U.S. federal income tax purposes, we expect that the series LLC organization would be treated as a single corporation that has elected and operated to be taxed as a REIT for U.S. federal income tax purposes.  In that event, the timing, amount and character of distributions to investors could be adversely impacted and the ability of the series LLC organization to be taxed as a REIT could be adversely impacted because the activity of a series would be aggregated as the activities of a single REIT.

The failure of a series to qualify or remain qualified as a REIT would subject the series to U.S. federal income tax and potentially state and local tax and would adversely affect the series’ operations and the market price of the series’ interests.

We intend for each series to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with the first full taxable year following the closing of a series offering and intend to operate such series in a manner that would allow us to continue to qualify as a REIT. However, we may terminate a series’ REIT qualification, if the manager determines that not qualifying as a REIT is in the best interests of a series, or inadvertently. A series’ qualification as a REIT depends upon its ability to meet, through actual annual operating results, distribution levels, and diversity of stock ownership, the various and complex REIT qualification tests imposed under the Internal Revenue Code. To qualify as a REIT, a series must comply with certain highly technical and complex requirements. We cannot be certain that a series has complied or will comply with these requirements because there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond our control may affect our ability for each series to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to a series’ qualification as a REIT or with respect to the federal income tax consequences of qualification. We cannot assure you that we will qualify or will remain qualified as a REIT.

If a series fails to qualify as a REIT, it will not be allowed to deduct distributions to investors in computing taxable income and will be subject to federal income tax at regular rates. In addition, the series would be barred from qualification as a REIT for the four taxable years following disqualification. The additional tax incurred at regular corporate rates would significantly reduce the taxable cash flow available for distribution to investors and for debt service. Furthermore, the series would no longer be required by the Internal Revenue Code to make any distributions to our investors as a condition of REIT qualification. Any distributions to investors would be taxable as ordinary income to the extent of the series current and accumulated earnings and profits.

Even if a series qualifies as a REIT, in certain circumstances, it may incur tax liabilities that would reduce its cash available for distribution to our investors.

Even if a series qualifies and maintains its status as a REIT, it may be subject to U.S. federal, state and local income taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Internal Revenue Code) will be subject to a 100% excise tax, and some state and local jurisdictions may tax some or all of our income because not all states and localities treat REITs the same as they are treated for U.S. federal income tax purposes. A series may not make sufficient distributions to avoid excise taxes applicable to REITs. A series also may decide to retain net capital gain we earn from the sale or other disposition of our property and pay U.S. federal income tax directly on such income. In that event, our investors would be treated as if they earned that income and paid the tax on it directly. However, investors that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. A series also will be subject to corporate tax on any undistributed REIT taxable income. Cash used for paying taxes will not be available for distribution or reinvestment by the series.

A series could fail to qualify as a REIT if it cannot make distributions sufficient to meet the annual distribution requirements.

In order to qualify as a REIT, a series must distribute annually to investors at least 90% of its REIT taxable income, determined without regard to the deduction for distributions paid and excluding any net capital gain.  To the extent that a series does not distribute all of its net capital gains or distributes at least 90%, but less than 100% of its REIT taxable income, as adjusted, the series will have to pay tax on those amounts at the federal corporate tax rate. A series will be subject to U.S. federal income tax on its undistributed REIT taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions it pays with respect to any calendar year are less than the sum of (1) 85% of its ordinary income, (2) 95% of its capital gain net income and (3) 100% of its undistributed income from prior years. These requirements could cause a series to distribute amounts that otherwise would be spent on investments in real estate assets and it is possible that a series might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions.  Although a series intends to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on earnings while a series qualifies as a REIT, it is possible that a series might not always be able to do so.

The taxation of distributions to our investors can be complex; however, distributions that we make to our investors generally will be taxable as ordinary income or constitute a return of capital, which may reduce your anticipated return from an investment in us.

Distributions that a series makes to our taxable investors out of current and accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) generally will be taxable as ordinary income. However, a portion of our distributions may (1) constitute a return of capital generally to the extent that they exceed our accumulated earnings and profits as determined for U.S. federal income tax purposes, (2) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us, or (3) be designated by us as qualified dividend income generally to the extent they are attributable to dividends we receive from our TRSs. A return of capital is not taxable, but has the effect of reducing the basis of an investor’s investment in our interests. Due to our investment in real estate, depreciation deductions and interest expense may reduce our earnings and profits in our early years with the result that a large portion of distributions to our investors in early years may constitute a return of capital rather than ordinary income.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Qualified dividend income payable to U.S. investors that are individuals, trusts, and estates is subject to the reduced maximum tax rate applicable to long-term capital gains. Dividends payable by REITs, however, generally are not eligible for this reduced rate. For taxable years beginning after December 31, 2017 and before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including “qualified REIT dividends” (generally, dividends received by a REIT that are not designated as capital gain dividends or qualified income), subject to certain limitations, resulting in an effective maximum federal income tax rate of 29.6% on such income. In addition, individuals, trusts, and estates whose income exceeds certain thresholds are subject to 3.8% Medicare tax on dividends received by us. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts, and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the interests of the REITs, including our interests. Tax rates could be changed in future legislation.

If a series were considered to actually or constructively pay a “preferential dividend” to certain of our investors, the series’ status as a REIT could be adversely affected.

In order to qualify as a REIT, a series must distribute annually to its investors at least 90% of the series’ REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide the series with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding interests within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the IRS’s position regarding whether certain arrangements that REITs have with their investors could give rise to the inadvertent payment of a preferential dividend. While we believe that our operations have been structured in such a manner that we will not be treated as inadvertently paying preferential dividends, there is no de minimis exception with respect to preferential dividends and no assurances can be provided with respect to the application of the preferential dividend rule. Therefore, if the IRS were to take the position that a series inadvertently paid a preferential dividend, the series may be deemed either to (a) have distributed less than 100% of its REIT taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of its REIT taxable income and the series status as a REIT could be terminated for the year in which such determination is made if the series were unable to cure such failure. If, however, a series qualifies as a “publicly offered REIT” (within the meaning of Section 562(c) of the Internal Revenue Code) in the future, the preferential dividend rules will cease to apply to us. We do not expect a series to become a publicly-offered REIT and, therefore, the preferential dividend rule will continue to be applicable. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

Complying with REIT requirements may force a series to forgo or liquidate attractive investments.

To qualify as a REIT, a series must ensure that it meets the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of its assets consists of cash, cash items, government securities and qualified REIT real estate assets.  The remainder of a series’ investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.  In addition, in general, no more than 5% of the value of a series’ assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of a series’ total securities can be represented by securities of one or more taxable REIT subsidiaries.  If a series fails to comply with these requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing REIT qualification and suffering adverse tax consequences.  As a result, a series may be required to liquidate assets from its portfolio or not make otherwise attractive investments in order to maintain its qualification as a REIT.  These actions could have the effect of reducing a series’ income and amounts available for distribution to investors.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

The ability of the manager to revoke the REIT qualification of a series without approval may subject a series to U.S. federal income tax and reduce distributions to our investors.

The operating agreement provides that the manager may revoke or otherwise terminate a series’ REIT election, without the approval of our investors, if it determines that it is no longer in a series’ best interest to continue to qualify as a REIT. While we intend for each series to elect and qualify to be taxed as a REIT, a series may not elect to be treated as a REIT or may terminate its REIT election if we determine that qualifying as a REIT is no longer in the best interests of our investors. If a series ceases to be a REIT, it would become subject to U.S. federal income tax on its taxable income and would no longer be required to distribute most of its taxable income to our investors, which may have adverse consequences on the total return to our investors and on the market price of the series’ interests.

We have not requested an opinion of counsel as to a series’ status as a REIT, which increases the risk that a series may not be appropriately structured and operated to qualify and maintain qualification as a REIT.

REITs engaging in a registered public offering must obtain a written opinion of counsel as to whether the REIT will qualify for taxation as a REIT under the Code and make that opinion available to the public as part of its registration process.  Opinions of counsel as to an entity’s eligibility to qualify as a REIT are not binding on the IRS and are not guarantees that such an entity will qualify and continue to qualify as a REIT.  In addition, legal counsel’s tax opinions are based upon the law existing and applicable as of the date of the opinions, all of which can change, either prospectively or retroactively.  However, accounting firms and law firms that render opinions to entities desiring to qualify as REITs would advise their clients as to the likelihood of meeting the qualification requirements and may suggest changes in an entity’s intended structure or intended method of operation to enhance the likelihood that an entity will meet the applicable requirements.  While we have consulted with our legal counsel, we are not required to request, and will not request, a written opinion that sets forth our legal counsel’s opinion on whether a series will be appropriately structured and operated to meet the complex requirements necessary to be taxed as a REIT.  Accordingly, no such opinion is available for you to review, and you face a greater risk that a series may not be appropriately structured and operated to qualify and maintain its qualification as a REIT. Moreover, to the extent that we were required to request a written opinion, while it is unclear what level of opinion a series would receive, we do not expect that we would receive a “will” level opinion on whether a series qualifies as a REIT.

Legislative or regulatory action with respect to tax laws and regulations could adversely affect our company and our investors.

On December 22, 2017, H.R. 1, informally titled the Tax Cuts and Jobs Act, or the TCJA, was enacted.  The TCJA made major changes to the Internal Revenue Code, including a number of provisions of the Internal Revenue Code that affect the taxation of REITs and their investors. The long-term effect of the significant changes made by the TCJA remains uncertain, and additional administrative guidance will be required in order to fully evaluate the effect of many provisions. The effect of technical corrections with respect to the TCJA could have an adverse effect on our company and our investors. We are also subject to state and local tax laws and regulations. Changes in state and local tax laws or regulations may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased costs could adversely affect our financial condition, results of operations and the amount of cash available for the payment of dividends.

In addition, in recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure our investors that any such changes will not adversely affect the taxation of an. We cannot assure you that future changes to tax laws and regulations will not have an adverse effect on an investment in our interests.

You are urged to consult with your tax advisor with respect to the impact of recent legislation on your investment in our interests and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our interests.

Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, the operating agreement provides the manager with the power, under certain circumstances, to revoke or otherwise terminate a series’ REIT election and cause such series to be taxed as a regular corporation, without the vote of our investors. The manager could only cause such changes in a series’ tax treatment if it determines in good faith that such changes are in the best interest of the series’ investors.

The ownership restrictions of the Internal Revenue Code for REITs and the 9.8% ownership limit in the operating agreement may inhibit market activity in our interests and restrict our business combination opportunities

The Internal Revenue Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding interests of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code) during the last half of any taxable year. To protect a series’ REIT status, the operating agreement prohibits any holder from acquiring more than 9.8% (in value or number of interests, whichever is more restrictive) of the aggregate of the outstanding total capital stock of a series or more than 9.8% (in value or number of interests, whichever is more restrictive) of our interests or any class or series of the outstanding interests unless the manager determines that it is no longer in a series’ best interests to continue to qualify as a REIT or that compliance with the restriction is no longer required in order for the series to continue to so qualify as a REIT. The ownership limitation may limit the opportunity for investors to receive a premium for their interests that might otherwise exist if an investor were attempting to assemble a block of interests in excess of 9.8% of the outstanding interests or otherwise effect a change in control.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (a) we are a “pension-held REIT,” (b) a tax-exempt entity has incurred (or deemed to have incurred) debt to purchase or hold our interests, or (c) a holder of our interests is a certain type of tax-exempt entity, dividends on, and gains recognized on the sale of, our interests by such tax-exempt entity may be subject to U.S. federal income tax as unrelated business taxable income under the Internal Revenue Code.

Risks Related to Ownership of our Interests

There is currently no active trading market for our securities. An active market in which investors can resell their interests may not develop or be sustainable.
Currently no active trading market for any interests exists, and an active market may not develop or be sustainable, whether public or private. If an active public or private trading market for our securities does not develop or is not sustainable, it may be difficult or impossible for you to resell your interests at any price. Although there is a possibility that the PPEX ATS, which is the primary venue for effectuating secondary trading of interests of certain series via a non-discretionary matching service (see “Description of the Business – Liquidity Platform” for additional information), may provide some liquidity, neither the Arrived platform nor the PPEX ATS operates like a stock exchange or other traditional trading markets. Secondary trading may occur through the PPEX ATS, although there can be no assurance that any offers to buy and sell will match, and there is no guarantee that an investor will be able to sell interests at a desired price or at all (see “Description of the Business – Liquidity Platform” for additional information). Furthermore, there can be no guarantee that any broker will continue to provide these services or that the Company or the manager will pay any fees or other amounts that would be required to maintain that service. In addition, we may elect for certain series interests not to trade in secondary transactions on the PPEX ATS. Without any such matching service, it may be difficult or impossible for you to dispose of your interests. Our engagement of the PPEX ATS does not prevent investors from effectuating secondary trading of interests in some other manner not involving the PPEX ATS, but there is no guarantee that any other manner of secondary trading will be available or successful.

If a market ever develops for our interests, the market price and trading volume may be volatile.

If a market develops for our interests, the market price of our interests could fluctuate significantly for many reasons, including reasons unrelated to our performance, the series properties or the series, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share prices, the value of our interests may decline as well.

In addition, fluctuations in operating results of a particular series or the failure of operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary certifications or licenses to conduct our business.

There may be state law restrictions on an investor’s ability to sell the interests.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, Dalmore must be registered in that state. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our interests. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

There can be no guarantee that the manager will continue to pay for commissions due to the Executing Broker in connection with secondary trading effectuated on the PPEX ATS.

With respect to secondary trading via the PPEX ATS operated by NCPS, Arrived Holdings, Inc., at its sole discretion, may from time-to-time cover the commission owed to the Executing Broker in respect of executed transfers of interests, but there is no assurance that this practice will continue permanently, and investors may subsequently be required to pay such commission in order to participate in secondary market transactions on the PPEX ATS operated by NCPS (see “Description of the Business – Liquidity Platform” for additional information).

The PPEX ATS is the primary venue for secondary trading of interests.

To the extent that a trading market for our interests develops, your ability to trade interests in secondary transactions will be limited by the operability and availability of the PPEX ATS, which is the primary venue for secondary trading of interests. The PPEX ATS may become inoperative (see “The Arrived platform and the PPEX ATS are highly technical and may be at a risk to malfunction.” for more detail), or it may become inaccessible to us if NCPS ceases to operate the PPEX ATS or to offer its functionality to us. In either case, the PPEX ATS would no longer be available as a venue for secondary trading. Though the PPEX ATS is not an exclusive venue for secondary trading of interests, alternative means of effectuating secondary trading may be limited in availability or may be more burdensome for investors. Without the PPEX ATS, your ability to resell our interests could be limited or eliminated, which could delay, or prevent entirely, any return on your invested capital. See “There is currently no active trading market for our securities. An active market in which investors can resell their interests may not develop or be sustainable.” for more details. For the avoidance of doubt, we have no present intention to establish any additional venue for secondary trading of Series interests.

Investors’ limited voting rights restrict their ability to affect the operations of the company or a series.

Our manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors.  The investors only have limited voting rights in respect of the series in which they are invested. Investors will therefore be subject to any amendments the manager makes (if any) to the operating agreement and allocation policy and also any decision it takes in respect of our company and the applicable series, which the investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the investors as a whole but only a limited number.

Furthermore, our manager can only be removed as manager of our company and each series of interests in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our company or a series of interests. Investors would therefore not be able to remove the manager merely because they did not agree, for example, with how the manager was operating a series property.

This offering is being conducted on a “best efforts” basis and we may not be able to execute our growth strategy if we are unable to raise this capital.

We are offering the interests on a “best efforts” basis, and we can give no assurance that all of the offered interests will be sold. If you invest in our interests and more than the minimum number of offered interests are sold, but less than all of the offered interests are sold, the risk of losing your entire investment will be increased. If substantially less than the maximum amount of interests offered are sold, we may be unable to fund all the intended uses described in this offering circular from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds.

The initial offering price for the interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our interests can be traded publicly.

The initial offering price of the interests is a derivative result of the cost that a series is expected to incur in acquiring a property.  These prices do not necessarily accurately reflect the actual value of the interests or the price that may be realized upon disposition of the interests.

Following the introductory period, the offering price of the interests is not established on an independent basis; the actual value of your investment may be substantially less than what you pay. The estimated value of the interests has been and will be based upon a number of assumptions that may not be accurate or complete.

The per interest purchase price for the series interests will initially be adjusted by the manager six months following the initial closing of the offering of interests in such series as listed in the Series Offering Table (the “introductory period”). Following the introductory period, the manager will adjust the per interest purchase price for each series quarterly (with exact dates to be announced) to equal the NAV per interest.

The NAV of a series of our company is based on internal valuations that are inherently subjective in certain respects and rely on a variety of assumptions, including assumptions about projected cash flows for the remaining holding period for the series property. Furthermore, internal valuations are based in large part on information as of the end of a given calendar quarter, and market, property and other conditions may change materially thereafter. Moreover, real estate assets generally cannot be marked to an established market or readily tradable assets. Accordingly, such internal valuations may not accurately reflect the actual market value of the series properties, and, thus, prospective investors may make decisions as to whether to invest in or redeem interests without complete and accurate valuation information.

In addition, any valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Similarly, certain of our company’s or a series’ liabilities may be valued on the basis of estimates, and those estimates may not result in a fair determination of NAV. Accordingly, there can be no assurance that the NAV of any of our series, as calculated based on such valuations, will be accurate on any given date, nor can there be any assurance that the sale of interests would be at a price equivalent to the last estimated value of such interests.

Subscriptions for interests in a series are irrevocable once received by the Company, which could result in the purchase price you pay for such interests being higher than a subsequent quarterly NAV adjustment.

We will file with the Commission on a quarterly basis an offering circular supplement disclosing the determination of each series’ NAV per interest that will be applicable for such upcoming period (a “pricing supplement”). Any subscriptions that we receive prior to the filing of the pricing supplement disclosing our NAV adjustment are irrevocable and will be executed at the purchase price in effect at the time such subscription is received. Thus, even if settlement occurs during the following quarterly period, the purchase price for the interests will be the price in effect at the time the subscription was received. This may result in the purchase price you pay for the interests being higher than the subsequent quarterly NAV adjustment.

Funds from purchasers accompanying subscriptions for the interests will not accrue interest while in escrow.

The funds paid by an investor for interests will be held in a non-interest-bearing escrow account until the admission of the subscriber as an investor in the applicable series, if such subscription is accepted. Purchasers will not have the use of such funds or receive interest thereon pending the completion of the offering. No subscriptions will be accepted, and no interests will be sold unless valid subscriptions for the offering are received and accepted prior to the termination of the applicable offering. If we terminate an offering prior to accepting a subscriber’s subscription, escrowed funds will be returned promptly, without interest or deduction, to the proposed investor.

Any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal law requires that certain claims be brought in federal courts.  The operating agreement, to the fullest extent permitted by applicable law, provides for investors to waive their right to a jury trial.

Each investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by federal law, a federal court of the United States, as in the case of claims brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

If an interest holder were to bring a claim against our company or the manager pursuant to the operating agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. The operating agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern the operating agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the operating agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

We believe that this is the case with respect to the operating agreement and our interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the operating agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the operating agreement with a jury trial. No condition, stipulation or provision of the operating agreement or our interests serves as a waiver by any investor or beneficial owner of our interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, our company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and our company believes that the provision does not impact the rights of any investor or beneficial owner of our interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations and may limit an investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an investor to the extent a judge might be less likely than a jury to resolve an action in the investor’s favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

DILUTION

Dilution means a reduction in value, control or earnings of the interests an investor owns. There will be no dilution to any investors associated with our series offerings. However, from time to time, additional interests in a series offered hereby may be issued in order to raise capital to cover such series’ ongoing Operating Expenses, which may result in dilution of the interests of the then-current investors. See “Description of Business-Operating Policies-Equity Capital Policies” for further details.

DESCRIPTION OF BUSINESS

Company Overview – Our Mission

Arrived Homes, LLC, a Delaware series limited liability company, was formed in July 2020 to permit public investment in specific single-family rental homes. We believe people should have the freedom to move to pursue new opportunities in their lives while still having access to the wealth creation that long-term home ownership and real estate investment can provide. To support this idea, we are building what we believe to be a new model for home ownership and real estate investment that doesn’t lock people into a single home or city. We believe in passive income, conservative debt, freedom to move, diversification, and aligned incentives.

Arrived is a marketplace for investing in homes. We buy single family homes, lease them, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes, they can invest in real estate without needing to apply for mortgages or take on personal debt, and they can move to new homes or cities and continue holding their Arrived investments without having to worry about selling homes they’re invested in.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived rents the homes we acquire to tenants who can also invest through the same process as any other member of the Arrived platform, becoming part owners of the homes they’re living in at that time. By investing together, we align incentives towards creating value for everyone.

Our Series LLC Structure

Each single family rental home that we acquire will be owned by a separate series of our company that we will establish to acquire that home.  Each series may hold the specific property that it acquires in a wholly-owned subsidiary, which would be a limited liability company organized under laws of the state in which the series property is located.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.  We intend for each series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial public offering of interests of such series.

Our company’s core business is the identification, acquisition, marketing and management of individual single family rental homes for the benefit of our investors. Each series is intended to own a single property.

Investment Objectives

Our investment objectives are:

●	Consistent cash flow;

●	Long term capital appreciation with moderate leverage;

●	Favorable tax treatment of REIT income and long term capital gains; and

●	Capital preservation.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our Investment Criteria

Our home acquisition investments are evaluated against the following primary characteristics:

●	Capitalization rates greater than 5%. For this purpose, the capitalization rate reflects a series property’s annual rental income minus property management fees, local real estate taxes, property insurance, maintenance expenses, and marketing incentives, divided by the purchase price of the property;

●	Homes with a minimum of three (3) bedroom and two (2) bathrooms;

●	Homes less than 30 years old;

●	Homes with a price range of $200,000 to $400,000 and a repair/improvement budget requirement of less than 20% of the home purchase price; and

●	Neighborhoods with median incomes that exceed the metropolitan statistical area, or MSA, median.

Our Investment Process

Our investment process leverages our network of renter demand, experienced team members, and data analysis to make our investment decisions:

●	Sourcing: Arrived will use an in-house acquisition team (using industry leading analysis and screening tools) in collaboration with local real estate professionals to find and source investment opportunities. The opportunities may include individual homes listed on the MLS, bulk rental home portfolios, BFR (built-for-rent) communities, and off-market deals sourced by our staff and from leads generated from our member network.

●	Due Diligence: Arrived evaluates potential investments against our stated investment criteria. Once a geographic market is selected, our due diligence will focus on the sub-market and the property itself. Value analysis will include projected rental rates and home values, relying on a combination of first-party data, automated valuation models, or AVMs, and third party independent appraisals. Property level analysis will look at standard risk factors including condition of title, structural defects in the home, environmental issues, and other hazards such as floods and earthquakes.

●	Investment Committee: Once our acquisition team recommends a home purchase, the investment committee will convene to review due diligence materials and issue a go/no-go decision.

●	Home Purchase: A home will be purchased either by the manager or an affiliate of the manager and then resold to a particular series or a wholly-owned subsidiary of the series, or purchased directly by a series from a third-party seller, in accordance with the acquisition mechanics set forth below. Following acquisition of a property by a series, the property will be renovated, to the extent necessary, and then leased to a quality tenant on a 12 to 24 month lease. If a series property is renovated prior to the closing of the relevant series offering, the funds required for renovations will be forwarded to the series by the manager and repaid out of offering proceeds.

●	Ongoing Management: Arrived will partner with one or more third party independent property management firms in each of our markets. Arrived will place an initial tenant in a home from our member network and will assist with future tenant placements. The property management firm will maintain books and records, inspect each home and ensure that it is properly maintained, handle maintenance requests, and be responsible for landlord/tenant compliance. We intend that our preferred property management firms will utilize modern tech-enabled property management platforms with digital payment and communication features.

Our Manager

We are managed by Arrived Fund Manager, LLC, a Delaware limited liability company. Pursuant to the terms of our operating agreement, the manager will provide certain management and advisory services to us and to each of our series and their subsidiaries, if any, as well as a management team and appropriate support personnel.  The manager is a wholly owned subsidiary of our sponsor, Arrived Holdings, Inc., a Delaware corporation, which is an asset management company that operates a web-based investment platform, the Arrived platform, used by our company for the offer and sale of interests in the series of our company. The nature of business to be conducted or promoted by us must at all times be to engage in any lawful act or activity for which LLCs may be organized under the Delaware Limited Liability Company Act.

Investment Strategy – Our Market Opportunity

Our investment strategy is to acquire, invest in, manage, operate, selectively leverage and sell single family homes located in vibrant, growing cities across America. We believe that these markets offer investors a blend of attractive capitalization rates and a strong prospect for long term property value appreciation.

Market Selection

We intend to focus our business efforts on the top 100 MSAs (metropolitan statistical areas with populations greater than 500,000) which exhibit the following characteristics:

●	Sufficient inventory to make it feasible to achieve scale in the local market (100 – 500 homes);

●	Job and income growth forecasts of 3% or greater;

●	Affordability with gross rent multiplier below 12. For this purpose, a gross rent multiplier (GRM) is the ratio of the price of the single family home purchased to its annual rental income before accounting for expenses such as property taxes, insurance, and utilities; GRM is the number of years the property would take to pay for itself in gross received rent;

●	Large university and skilled workforce;

●	Popular with millennials; and

●	Favorable competitive landscape with respect to other institutional single family residence buyers.

For a brief overview of the particular geographic market in which a series property is located, see the individual series property listings in the section titled “The Series Properties Being Offered” below.

We focus on acquiring properties we believe (1) are likely to generate stable cash flows in the long term and (2) have significant possibilities for long-term capital appreciation, such as those located in neighborhoods with what we see as high growth potential and those available from sellers who are distressed or face time-sensitive deadlines.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of the manager, including present and future real estate investment offerings sponsored by affiliates of the manager.

Investment Decisions and Asset Management

Within our investment policies and objectives, the manager will have discretion with respect to the selection of specific investments and the purchase and sale of our properties. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of our manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

To execute our disciplined investment approach, the manager will take responsibility for the business plan of each investment. The following practices summarize our investment approach:

●	Local Market Research – Our manager will extensively research the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

●	Underwriting Discipline – Our manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.

●	Risk Management – Risk management will be a fundamental principle in the management of each of our properties. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. Our manager will review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.

●	Asset Management – Prior to the purchase of a property, our manager will develop a property business strategy which will be customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The manager will review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investments in Real Property

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate. We will acquire such interests either directly or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with third parties, including developers of the properties, or with affiliates of the manager. In addition, we may purchase properties and lease them back to the sellers of such properties. Although we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” so that we will be treated as the owner of the property for federal income tax purposes, the Internal Revenue Service could challenge such characterization. If any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

●	plans and specifications;

●	evidence of marketable title subject to such liens and encumbrances as are acceptable to the manager;

●	auditable financial statements covering recent operations of properties having operating histories; and

●	title and liability insurance policies.

We may seek to enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. The terms and conditions of any apartment lease that we enter into with our residents may vary substantially; however, we expect that a majority of our leases will be standardized leases customarily used between landlords and residents for residential properties. Such standardized leases generally have terms of one year or less. All prospective residents for our residential properties will be required to submit a credit application.

In purchasing, leasing and developing properties, we will be subject to risks generally incident to the ownership of real estate.  For example, certain losses are not insurable and may only be insured subject to limitations. Insurance coverage may also vary based on the specific property, geography and market covered. Our insurance coverage generally varies based on replacement cost (estimated with a cost to square foot analysis based on the market and finish level). Although we also maintain an “all-perils policy” (with some standard exclusions) for each series property which seeks to provide insurance coverage for the properties at their full value, there is no guarantee that such coverage will actually be sufficient or cover all costs and damages in the case of any loss.

Investment Process

The manager has the authority to make all the decisions regarding our investments consistent with the investment objectives and leverage policies approved by the manager and subject to the limitations in the operating agreement.

The manager will focus on the sourcing, acquisition and management of residential properties. It will source our investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

In selecting investments for us, the manager will utilize the manager’s investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. In addition to the specific investment criteria listed above, our manager will consider the following factors when evaluating prospective investment opportunities:

●	macroeconomic conditions that may influence operating performance;

●	real estate market factors that may influence real estate valuations, real estate financing or the economic performance of real estate generally;

●	fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;

●	real estate and leasing market conditions affecting the real estate;

●	the cash flow in place and projected to be in place over the expected hold period of the real estate;

●	the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

●	a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

●	review of third-party reports, including appraisals, engineering and environmental reports;

●	physical inspections of the real estate and analysis of markets; and

●	the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets the manager’s underwriting criteria, the manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. The manager will evaluate our position within the overall capital structure and our rights in relation to other partners or capital tranches. The manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Leverage Policy

We may employ leverage to enhance total returns to our investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. The manager may from time to time modify our leverage policy in its discretion. However, it is our policy to not borrow more than 69% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the manager. To the extent a series does not employ leverage to fund the initial purchase of an asset, the series may subsequently determine to obtain financing for the asset in accordance with this leverage policy. In such case, unless the financing (or any other refinancing) proceeds are needed, in the manager’s discretion, to fund the operations of an asset or reserves, the manager may determine to distribute all or a portion of such proceeds to investors.

Acquisition Mechanics

Typically, each series will acquire its series property prior to the commencement or closing of that series’ offering. Each series property will be fully described in the offering circular as it may be amended to include new series offerings. In each such offering circular, information relating to the series property being offered, such as the description and specifications of the series property, the purchase price of the series property and the relevant terms of purchase, will be disclosed.

It is not anticipated that a series will own any assets other than its series property, plus cash reserves for maintenance, insurance and other expenses pertaining to the series property and amounts earned by the series from the monetization of the series property, if any.  Each series may hold the specific property that it acquires in a wholly-owned subsidiary which would be a limited liability company organized under laws of the state in which the series property is located.

A series may acquire its property either from an unaffiliated third party or from an affiliate. The differences in these acquisition methods are described below:

1.	Acquisition of a Series Property from an Unaffiliated Third-Party Seller

If a new property is to be acquired for a new series prior to the establishment of that series, the manager will enter into a purchase and sale agreement with the third-party seller to acquire the property on behalf of the new series. The manager will negotiate with the third-party seller on behalf of the to-be-organized series the purchase price for the new property and related purchase terms and conditions which will be specified in an offer to purchase real estate agreement, or purchase and sale agreement, by and between the manager and the property seller, a form of which has been filed as an exhibit to the offering statement of which this offering circular is a part. Once the new series is established, the manager will either assign the purchase and sale agreement to that series or the purchase and sale agreement will be re-executed with the new series as the buying party.

Typically, a series will hold its property in a wholly owned limited liability company subsidiary organized in the state where the property is located.

Purchase price funds to acquire a new property from a third party will either be all cash provided by the proceeds of an offering or some combination of mortgage proceeds and cash. If a property is purchased entirely with cash without any financing, the series may later obtain mortgage financing for the property, to the extent such financing is available at favorable rates, and the manager in its discretion may determine to distribute certain proceeds from such financing to investors as more fully discussed under “Leverage Policy”, above. The funding and closing of the property acquisition may take place prior to the beginning of the series offering, during the offering or at the time of closing of the offering. If the property acquisition closing takes place prior to the closing of the series offering, the cash component of the property purchase price will be provided by the manager as a loan to the series for payment to the third-party seller. In turn, the series will issue to the manager a promissory note in the amount of the manager’s loan. In addition, if a mortgage is not able to be obtained, or obtained at favorable rates, from a third-party lender, the manager or an affiliate may provide such financing at a reasonable market interest rate. The proceeds of the new series offering, net of sales commissions, if any, will be used to repay the outstanding balance, plus accrued but unpaid interest, on the promissory note (and, if applicable, mortgage loan) issued to the manager.  The series will also pay the manager a sourcing fee as indicated below in the use of proceeds table for the series.   If by the termination date of the offering the series does not raise sufficient funds in the offering to repay the manager the outstanding principal balance on the promissory note (and, if applicable, mortgage loan), (i) the available net proceeds of the offering will be used to pay down the promissory note and/or the mortgage loan to the extent possible and (ii) any outstanding balance on the promissory note will be converted into interests in the series and issued to the manager. Such interests will be valued at the same price as offered to investors in the series offering.

2.	Acquisition of a Series Property from the Manager or an Affiliate of the Manager

If the entity selling the property to a series is the manager or an affiliate of the manager who had previously purchased the property from a third-party seller, the series will purchase the property (or a 100% interest in the LLC that may own the property) at a purchase price equal to the price the manager or affiliate actually paid for the property (inclusive of acquisition and closing costs).  The series will also pay the manager (or the affiliate of the manager) the sourcing fee as indicated in the use of proceeds table for the particular offering. The series will purchase the property through the issuance to the manager (or the affiliate of the manager) of a promissory note in the full amount of the purchase price of the series property inclusive of acquisition and closing costs. The series will repay the promissory note, along with accrued interest at a to-be-determined annual interest rate, with net proceeds from the series offering. If the property is purchased without any mortgage financing (in which case the note would reflect an all-cash amount required to acquire the property), the series may later obtain mortgage financing for the property, to the extent such financing is available at favorable rates, and the manager in its discretion may determine to distribute certain proceeds from such financing to investors as more fully discussed under “Leverage Policy”, above. Prior to the repayment of the note, the manager (or the affiliate of the manager) will retain all rental income derived from the series property, net of concessions, taxes, insurance, HOA dues and costs of repair. If the series does not raise sufficient funds in its offering to fully repay the promissory note within the 12 months following the date of the offering circular amendment relating to that series, the balance due on the promissory note, along with accrued but unpaid interest, will be converted into interests in the series at the series offering price. Typically, a series will hold its property in a wholly owned limited liability company subsidiary organized in the state where the property is located.

The manager reserves the right to adjust the acquisition mechanics described above in its sole discretion. To the extent that the manager does so adjust the acquisition mechanics in any material way, we will file a supplement to this offering circular to reflect such material adjustment.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets. The manager and its executive officers will review and monitor credit risk and other risks of loss associated with each investment. The manager will monitor the overall credit risk and levels of provision for loss.

Interest Rate Risk Management. We will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to “match-fund,” which means the manager will seek to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets.

Equity Capital Policies. Under the operating agreement, we have the authority to issue an unlimited number of additional interests or other securities. After your purchase in any series offering, the manager may elect to: (i) sell additional securities in future private offerings, or (ii) issue additional securities in public offerings. To the extent we issue additional equity interests after your purchase in an offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your interests.

Additional Borrowings. We expect each series may seek, as applicable, to finance or refinance any outstanding indebtedness with an additional mortgage or other debt financing, including with either an affiliate or a third party. We expect that any third-party mortgage and/or other debt instruments that a series, or the Company on behalf of a series, enters into in connection with a financing or refinancing of a property will be secured by a security interest in the title of such property and any other assets of the series.

See “Use of Proceeds to Issuer” for more information.

Disposition Policies

We intend to hold and manage the properties we acquire for a period of five to seven years. As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing leases on a property may impact the potential sales price. The manager may determine that it is in the best interests of shareholders to sell a property earlier than five years or to hold a property for more than seven years. Additionally, any sale of a property will be subject to lessee rights and we would attempt to time property sales with lessee rights in mind, either by timing sales with anticipated lease terminations or by assigning an existing lease to the property buyer where allowed under applicable laws.

When we determine to sell a particular property, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

Following the sale of a property, the manager will distribute the proceeds of such sale, net of the property disposition fee as described below, to the interest holders of the applicable series (after payment of any accrued liabilities or debt on the property or of the series at that time).

Property Disposition Fee

Upon the disposition and sale of a series property, each series will be charged a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference as income.

Description of the Property Management Agreement

The Company will appoint the manager or a third-party property management company to serve as property manager to manage the underlying property of each series pursuant to a series specific property management agreement.

The services provided by the property manager will include:

●	Collecting rent and maintaining books and records;

●	Ensuring compliance with local landlord/tenant and other applicable laws;

●	Routine property maintenance and responding to tenant maintenance requests;

●	Handling tenant on-boarding (move-in) and move-out; and

●	Investigating, selecting, and, on behalf of the applicable series, engaging and conducting business with such persons as the property manager deems necessary to ensure the proper performance of its obligations under the property management agreement, including but not limited to consultants, insurers, insurance agents, maintenance providers, bookkeepers and accountants and any and all persons acting in any other capacity deemed by the property manager necessary or desirable for the performance of any of the services under the property management agreement.

Each property management agreement will terminate on the earlier of: (i) the manager’s discretion to terminate a property management agreement at pre-determined renewal periods or by paying a termination fee, (ii) after the date on which the relevant series property has been liquidated and the obligations connected to the series property (including contingent obligations) have been terminated, (iii) the removal of the manager as managing member of our company and thus of all series (if the property manager is the manager), (iv) upon notice by one party to the other party of a party’s material breach of a property management agreement or (v) such other date as agreed between the parties to the property management agreement.

Each series will indemnify the property manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which it becomes subject by virtue of serving as property manager under the respective property management agreements with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Currently, we intend to enter into a property management agreement on behalf of each series with a third-party property manager. However, we reserve the right to change property managers at any time.

Property Management Fee

The company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each third-party property management company are set forth below:

Blue Canopy Realty

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to seven percent (7%) of all rents and fees as remitted to the series and paid to the property manager pursuant to the property management agreement.

Marketplace Homes

As compensation for the services provided by the property manager, each series will be charged a property management fee of $70 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Streetlane (formerly Great Jones)

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to eight percent (8%) of all rents and fees as remitted to the series or a minimum property management fee of $99 on a monthly basis and paid to the property manager pursuant to the property management agreement. As of October 2023, all properties formerly managed by Great Jones are now managed by Streetlane as a result of a merger between Streetlane and Great Jones. All property management agreements between the relevant series and Great Jones remain in full force and effect.

Mynd Property Management

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to six percent (6%) of all rents and fees as remitted to the series or a minimum property management fee of $84 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Liquidity Platform

Overview of PPEX ATS Platform

The Company and its affiliates intend to enter into an arrangement with NCPS and its affiliates to facilitate secondary transactions in interests issued by the Company on the PPEX ATS. The PPEX ATS is owned and operated by NCPS. The arrangement with NCPS will be established to provide a venue for secondary trading of series interests and is designed to provide investors with an efficient means to buy and sell series interests in secondary transactions. The manager will enter into a brokerage agreement and a license agreement with the Executing Broker pursuant to which, subject to restrictions under state and federal securities laws and the transfer restrictions listed in the operating agreement, the Executing Broker is engaged to execute all resale transactions in interests based on the matching of orders on the PPEX ATS. The Executing Broker is a registered broker-dealer member of the PPEX ATS. NCPS is a broker-dealer registered with the Commission and a member of FINRA and SIPC. Neither the company nor the manager matches any orders or executes or settles any transfer of interests with respect to secondary trading on the PPEX ATS. The manager may elect not to transmit to the Executing Broker or the PPEX ATS any order information submitted by users who have not previously purchased securities issued by the company or its affiliates pursuant to Regulation A.

Secondary trades of series interests matched on the PPEX ATS are intended to comply with Blue Sky laws either through a manual exemption in states where available, through a direct filing with the state securities regulators where required, or as isolated non-issuer transactions.

Process for Secondary Transactions

During specific trading windows, which we expect to occur quarterly and announce at least a week in advance of such trading window, isolated non-issuer transactions in interests of one or more series may be effected during trading hours established by NCPS as operator of the PPEX ATS (“Market Hours”) in accordance with the following process. Investors can submit bid and ask quotes through the user interface provided by the Arrived platform during a trading window. The Arrived platform immediately and automatically routes the quotes (i) to the Executing Broker, and (ii) by virtue of the Executing Broker’s status as a member of the PPEX ATS, to the PPEX ATS, which is owned and operated by NCPS, a registered broker-dealer. The PPEX ATS then matches orders in accordance with the rules established by the PPEX ATS, but no matching of buyers and sellers will occur other than during Market Hours in a trading window. Bid and ask quotes submitted during a trading window and Market Hours may be immediately matched by the PPEX ATS, while bid and ask quotes submitted during a trading window, but outside of Market Hours are eligible to match only upon the next commencement of Market Hours. To the extent that any bid or ask quote that does not result in a match still exists at the end of a trading window, such quote will be cancelled at the end of the relevant trading window.

Once matched by the PPEX ATS, orders are executed by the Executing Broker. When a trade is executed, the Executing Broker transmits the applicable information (including the number of interests and price at which they are being sold or purchased) to the Arrived platform, where it is displayed to the relevant investor. During Market Hours in a particular trading window, the Arrived platform periodically sends instructions regarding the transfer of funds for executed trades via the Executing Broker to Modern Treasury, Inc., the third-party holder of investor funds (“Modern Treasury”), which then effectuates the funds transfer between the buyer and seller. After Market Hours end, the Executing Broker provides instructions regarding any transfers of interests between investor accounts to the transfer agent, which transfers the interests accordingly. The clearing process, which includes the transfer of funds and interests, will be completed within one to two days following the conclusion of the relevant trading window. Neither the Arrived platform nor the Executing Broker clears or settles trades.

User Interface and Role of the Platform
The Arrived platform serves merely as the user interface for the purpose of enabling secondary market trading in interests. On the Arrived platform, investors input the details of any orders to buy or sell interests in secondary transactions (including the number of interests subject to the offer to buy or sell, as the case may be, and the price, if any, at which such offer is being made), and the orders then are routed (i) to the Executing Broker, and (ii) by virtue of the Executing Broker’s status as a member of the PPEX ATS, to the PPEX ATS. The manager may elect not to transmit to the Executing Broker or the PPEX ATS any order information submitted by users who have not previously purchased securities issued by the company or its affiliates pursuant to Regulation A. For clarity, because the Executing Broker is (i) a registered broker-dealer and a member of the PPEX ATS and (ii) licensed to use the Arrived platform to access and transmit order information entered onto the Arrived platform by Investors, such order information is automatically routed from the Arrived platform to both the Executing Broker and the PPEX ATS simultaneously. After the Executing Broker has executed a trade, information about the matched orders and executed trade is then communicated by the Executing Broker to the buyer and seller using the Arrived platform’s user interface. The PPEX ATS accepts orders transmitted from the Arrived platform only because the Executing Broker (which is a member of the PPEX ATS) is licensed to use the Arrived platform’s technology to transmit order information.
For the avoidance of doubt, the decision whether to engage in secondary market trading is left solely to the individual investors. Neither the company nor any of its affiliates acts as a broker or dealer, and none of them provide investors any direction or recommendation as to the purchase or sale of any interests in secondary market transactions. In addition, neither the Executing Broker nor NCPS makes any direction or recommendation as to the purchase or sale of any interests.
The Arrived platform acts as a user interface to receive information from, and deliver and display information to, investors and the registered broker-dealers. None of the company the manager or Arrived Holdings, Inc. will receive any compensation for its role in the trading procedure unless and until it, or one of its affiliates, registers as a broker-dealer. The manager or one of its affiliates in the future may register as a broker-dealer under state and federal securities laws, at which time it may charge fees in respect of trading of interests.
Agreements Relating to Secondary Trading on the PPEX ATS
The company intends to enter into an agreement (the “PPEX ATS Company Agreement”) with NCPS, pursuant to which NCPS will review the company’s and series’ governing documents, offering materials and regulatory filings so that the PPEX ATS may serve as an available venue for the potential resale transactions in interests to be conducted in accordance with the process described above. The PPEX ATS provides a matching platform for the Executing Broker as a broker-dealer member of the PPEX ATS to submit bid and ask quotes to purchase or sell interests on behalf of, and as directed by, investors.
The manager intends to enter into a Software and Services License Agreement with NCIT, the parent company of NCPS. Under this agreement, the Arrived platform's technology is connected via an application programming interface to the PPEX ATS to facilitate the routing of information from the Arrived platform as a user interface to the PPEX ATS as described above.
The company also intends to enter into an agreement with the Executing Broker (the “Secondary Brokerage Agreement”), separate and apart from the Broker Dealer Agreement. Pursuant to the Secondary Brokerage Agreement, the Executing Broker will perform certain services in support of the secondary trading of interests on the PPEX ATS and will ultimately be responsible for the execution of secondary trades of interests. As compensation, the Executing Broker will receive up to 5% of the gross proceeds received related to each transaction (2.5% from the buyer and 2.5% from the seller involved in such transaction). The manager may, from time to time and at its sole discretion, opt to pay the compensation earned by the Executing Broker in connection with its services related to the PPEX ATS.
Regulation of Exchanges
A platform facilitating secondary trading of securities may potentially be considered an exchange which would be required to register with the Commission as a national stock exchange or qualify for an exemption from registration, such as being operated by a broker-dealer as an ATS in compliance with Regulation ATS. Section 3(a)(1) of the Exchange Act provides that an “exchange” means “any organization, association, or group of persons, whether incorporated or unincorporated, which constitutes, maintains, or provides a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange as that term is generally understood, and includes the market place and the market facilities maintained by such exchange.” Rule 3b-16(a) under the Exchange Act further provides that a “market place or facility for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange” means someone who brings together the orders for securities of multiple buyers and sellers and “uses established, non-discretionary methods (whether by providing a trading facility or by setting rules) under which such orders interact with each other, and the buyers and sellers entering such orders agree to the terms of a trade.” Rule 3b-16(b)(1) provides that an entity will not be “a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange” solely because it routes orders to a registered broker-dealer.
A system that meets the definition of an exchange and is not excluded under Rule 3b-16(b) must register as a national securities exchange or operate pursuant to an appropriate exemption. One frequently used exemption is for a system that operates as an ATS. Rule 3a1-1(a)(2) under the Exchange Act exempts from the definition of “exchange” under Section 3(a)(1) of the Exchange Act an ATS that complies with Regulation ATS. An ATS that operates pursuant to the Rule 3a1-1(a)(2) exemption and complies with Regulation ATS would not be subject to the registration requirement of Section 5 of the Exchange Act.
Arrived Holdings, Inc. has structured the Arrived platform so that we and the manager will enter into certain agreements (as described elsewhere in this offering circular) with the Executing Broker; NCPS, a registered broker-dealer; and NCIT, to provide for secondary market trading in interests to occur on the PPEX ATS, which is an electronic alternative trading system owned and operated by NCPS and registered with the Commission under the Exchange Act. Based on this structure, we do not believe that the Arrived platform functions as a national securities exchange or an ATS as currently operated. Specifically, we believe that the Arrived platform is not an exchange because (1) it does not bring together orders for securities of multiple buyers and sellers, (2) it does not use any non-discretionary methods under which any orders to purchase or sell a security interact with each other, and (3) it merely routes orders to a broker-dealer for execution. The Arrived platform provides the interface by which users can submit orders to a broker dealer to buy or sell interests in secondary transactions. In accordance with Rule 3b-16(b)(1), the Arrived platform immediately and automatically routes those orders (i) to the Executing Broker, and (ii) by virtue of the Executing Broker’s status as a member of the PPEX ATS and the Tools License Agreement to be executed by the manager and the Executing Broker, to the PPEX ATS, an ATS registered with the Commission and owned and operated by NCPS, a registered broker-dealer. For clarity, because the Executing Broker is (i) a registered broker-dealer and a member of the PPEX ATS and (ii) licensed to use the Arrived platform to access and transmit order information entered onto the Arrived platform by investors, such order information is automatically routed from the Arrived platform to both the Executing Broker and the PPEX ATS simultaneously. The PPEX ATS then matches isolated trades between individual buyers and sellers who have confirmed their intent to complete the trade. Matching occurs pursuant to the rules established by the PPEX ATS. The Arrived platform’s role in the secondary trading process is limited to (1) receiving orders from investors, who enter their order on the Arrived platform using either the Arrived website or app, (2) making those orders simultaneously accessible to the Executing Broker and the PPEX ATS pursuant to the Tools Licensing Agreement and the Executing Broker’s status as registered broker-dealer and a member of the PPEX ATS, (3) displaying and confirming information regarding the execution and settlement of secondary market transactions based on information received from NCPS (via the Executing Broker), and (4) providing an interface by which investors can provide information in order to open a brokerage account with the Executing Broker and a cash account with Modern Treasury.
In this way, the Arrived platform is simply the user interface that investors engage with when placing orders for secondary trading of interests. The decision whether to engage in secondary market trading is left solely to the individual investors, and neither we, our affiliates, nor any of the third-party service providers involved in the secondary trading process provide investors any direction or recommendation as to the purchase or sale of any interests in secondary market transactions. In reliance upon Rule 3b-16(a) and Rule 3b-16(b)(1), we believe we are not required to register the Arrived platform as an exchange or comply with Regulation ATS as an ATS. Nevertheless, federal regulation of securities exchanges and ATSs involves a set of complex statutes and regulations that are subject to change and evolving and differing interpretation. It is possible that contrasting understandings of current or future rules could result in the Commission determining that the Arrived platform is functioning as a securities exchange or ATS or is part of an unregistered exchange mechanism, in which case we would then be required to register the Arrived platform as a securities exchange or qualify and register as an ATS, either of which could cause us to limit, modify, or discontinue the Arrived platform.
All secondary transactions in series interests for which the Arrived platform serves as the user interface are effectuated on the PPEX ATS. See “Description of the Business – Liquidity Platform” for more information.

Asset Management Fee

Each series will pay the manager an annual asset management fee equal to six tenths of a percent (0.6%) of the purchase price of the series property for that series. This fee will be paid out of the net operating rental income of a series on a quarterly basis.

Operating Expenses

Each series of our company will be responsible for the following costs and expenses attributable to the activities of our company related to such series (we refer to these as Operating Expenses):

●	any and all fees, costs and expenses incurred in connection with the management of a series property, including Home Ownership Association (HOA) fees, income taxes, marketing, security and maintenance;

●	any fees, costs and expenses incurred in connection with preparing any reports and accounts of each series, including any blue sky filings required in order for interests in a series to be made available to investors in certain states and any annual audit of the accounts of such series (if applicable) and any reports to be filed with the Commission including periodic reports on Forms 1-K, 1-SA and 1-U;

●	any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the manager or a property manager, in connection with the series property;

●	any withholding or transfer taxes imposed on our company or a series or any of the members as a result of its or their earnings, investments or withdrawals;

●	any governmental fees imposed on the capital of our company or a series or incurred in connection with compliance with applicable regulatory requirements;

●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or a property manager in connection with the affairs of our company or a series;

●	the fees and expenses of any administrator, if any, engaged to provide administrative services to our company or a series;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by the manager in connection with a series;

●	the cost of the audit of our company’s annual financial statements and the preparation of its tax returns and circulation of reports to investors;

●	the cost of any audit of a series annual financial statements and the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a series and circulation of reports to investors;

●	any indemnification payments to be made pursuant to the requirements of the operating agreement;

●	the fees and expenses of our company’s or a series’ counsel in connection with advice directly relating to our company’s or a series’ legal affairs;

●	the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the manager in connection with the operations of our company or a series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the manager in its reasonable discretion.

The manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from a series property and cannot be covered by any Operating Expense reserves on the balance sheet of such series property, the manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which the manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such series property (which we refer to as Operating Expenses Reimbursement Obligation(s)), and/or (c) cause additional interests to be issued in such series in order to cover such additional amounts.

Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from series properties and any indemnification payments made by the manager will be allocated among the various series interests in accordance with the manager’s allocation policy set forth below. The allocation policy requires the manager to allocate items that are allocable to a specific series to be borne by, or distributed to (as applicable), the applicable series.  If, however, an item is not allocable to a specific series but to our company in general, it will be allocated pro rata based on the value of the series properties or the number of properties, as reasonably determined by the manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific series property)
Revenue	Each of the series will have monthly rental income from the series property.	Allocable directly to the applicable series property
Acquisition Expenses	Appraisal and valuation fees (if incurred pre-closing)	Allocable directly to the applicable series property
	Appraisal and valuation fees (if incurred post-closing)	Allocable directly to the applicable series property

	Pre-purchase inspection	Allocable directly to the applicable series property
	Closing costs	Allocable directly to the applicable series property
	Interest expense, if any, when an underlying series property is purchased by a series through a loan prior to the closing of a series offering	Allocable directly to the applicable series property
Offering Expenses	Legal expenses related to the preparation of regulatory paperwork (offering materials) for a series	Not allocable; to be borne by the manager
	Audit and accounting work related to the regulatory paperwork or a series	Allocable directly to the applicable series property
	Compliance work including diligence related to the preparation of a series	Not allocable; to be borne by the manager
	Insurance of a series property as at time of acquisition	Allocable directly to the applicable series property
	Broker fees other than cash commissions (e.g., expense reimbursement) Brokerage fee payable per filing of a Form 1-A Post-Qualification Amendment ($1,000 per 1-A POS)	Not allocable; to be borne by the manager Allocable directly to the applicable series
	Preparation of marketing materials	Not allocable; to be borne by the manager
Operating Expense	Property management fees	Allocable directly to the applicable series property
	Asset management fees	Allocable directly to the applicable series property
	Audit and accounting work related to the regulatory paperwork of a series	Allocable pro rata to the number of series properties
	Security (e.g., surveillance and patrols)	Allocable pro rata to the value of each series property
	Insurance	Allocable directly to the applicable series property
	Maintenance	Allocable directly to the applicable series property
	Property marketing or lease concessions, including special offers and terms	Allocable directly to the applicable series property
	Property disposition fee	Allocable directly to the applicable series property
	Interest expense, if any, when a series property holds any type of term loan or line of credit	Allocable directly to the applicable series property
	Audit, accounting and bookkeeping related to the reporting requirements of a series	Allocable pro rata to the number of series properties
Indemnification Payments	Indemnification payments under the operating agreement	Allocable pro rata to the value of each series property

Notwithstanding the foregoing, the manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to the investors.

The Arrived Platform

Arrived Holdings, Inc., the sole member of Arrived Fund Manager, LLC, our manager, owns and operates a web-based and mobile accessible investment platform, the Arrived platform. Through the use of the Arrived platform, investors can browse and screen the investments offered by each of our series, now existing or to be formed by our company in the future, and electronically sign legal documents to purchase series interests.

Competition

There are a number of established and emerging competitors in the real estate investment platform market. The market is fragmented, rapidly evolving, competitive, and with relatively low barriers to entry. We consider our competitive differentiators in our market to be:

●	our focus on the single-family residential rental market;

●	the ability for users to select which rental properties they would like to invest in;

●	consistent rental income with use of moderate amounts of leverage;

●	our unique investment strategy and approach to market selection;

●	lower minimum investment amounts; and

●	favorable tax treatment associated with REIT elections.

We face competition primarily from other real estate investment platform companies such as Roofstock, Inc., Fundrise LLC, and Compound Projects, LLC, as well as a range of emerging new entrants. In order to compete, we work tirelessly to innovate and improve our products, while at the same time preserving our unique culture and approach.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with the manager and its affiliates and our officers and/or directors who are also officers and/or directors of the manager. Conflicts may include, without limitation:

●	Each of our executive officers will also serve as an officer of other the manager and its affiliated entities. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the manager and/or affiliates of the manager, which were not negotiated at arm’s length, and their terms may not have been as favorable to us as if they had been negotiated at arm’s length with an unaffiliated third party. The manager is not required to make available any particular individual personnel to us.

●	Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the manager will dedicate to the management of our business. Accordingly, we may compete with the manager and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by the manager or one of its affiliates, which we refer to collectively as the manager-sponsored vehicles, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

●	Some or all of the series will acquire their properties from the manager or from an affiliate of the manager. Prior to a sale to a series, the manager will acquire a property, repair and improve the property, and seek to place a tenant in the property. The manager will then resell the property to a series at a value determined by the manager or affiliate of the manager, which may reflect a premium over the manager’s investment in the property. Accordingly, because the manager will be an interested party with respect to a sale of a property that it owns to a series, the manager’s interests in such a sale may not be aligned with the interests of the series or its investors. There can be no assurance that a property purchase price that a series will pay to the manager will be comparable to that which a series might pay to an unaffiliated third party property seller.

●	The manager may in the future form or sponsor additional manager-sponsored vehicles, which could have overlapping investment objectives. To the extent we have sufficient capital to acquire a property that the manager has determined to be suitable for us, that property will be allocated to us.

●	The manager does not assume any responsibility beyond the duties specified in the operating agreement and will not be responsible for any action of our board of directors in following or declining to follow the manager’s advice or recommendations. The manager’s liability is limited under the operating agreement and we have agreed to reimburse, indemnify and hold harmless the manager and its affiliates, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the manager’s duties under the operating agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the manager would not be liable.

Employees

Our company does not have any employees. All of the officers and directors of our company are employees of the manager.

Legal Proceedings

None of our company, any series, the manager, or any director or executive officer of our company or the manager is presently subject to any material legal proceedings.

THE SERIES PROPERTIES BEING OFFERED

Arrived Homes Series Abernant

Summary Overview

Arrived Homes Series Abernant is being established to allow investors who acquire Arrived Homes Series Abernant interests in the Arrived Homes Series Abernant offering to own an interest in the single family home located at 5632 Barretts Trace Lane, Tuscaloosa, AL 35405, the Arrived Homes Series Abernant property.

Arrived Homes Series Abernant completed the acquisition of the Arrived Homes Series Abernant property on August 16, 2023. The acquisition of the Arrived Homes Series Abernant property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Abernant property will be held directly by Arrived Homes Series Abernant. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

5632 Barretts Trace Lane is a single-family home in Tuscaloosa, AL. The Abernant is a beautiful 4 bedroom, 2 bathroom home in Tuscaloosa, AL. The home has a beautiful, open concept floor plan with a large living and dining area. The home has a beautiful kitchen with stainless steel appliances, island, ample countertop space, and a spacious pantry.

Property Name	The Abernant
Address	5632 Barretts Trace Lane, Tuscaloosa, AL 35405
Year Built	2023
Bedrooms	4
Baths	2
Square Footage	1,459

Property History

The Arrived Homes Series Abernant property was built in 2023. The Arrived Homes Series Abernant property expects to incur approximately $12,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Abernant property, the Arrived Homes Series Abernant property was newly built and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Abernant Property

Arrived Homes Series Abernant completed the acquisition of the Arrived Homes Series Abernant property on August 16, 2023 at a purchase price of $227,240.

The acquisition of the Arrived Homes Series Abernant property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Abernant has issued a non-interest bearing promissory note to the manager in the amount of $248,700, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Abernant property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $12,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Abernant.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Abernant property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Abernant will pay the property manager an annual fee for managing the Arrived Homes Series Abernant property.

Property Operations and Hold Period

The Arrived Homes Series Abernant property is newly built and has no prior rental history. The manager intends to list the property for rent at a rate of $1,495 per month, or $17,940 per year, which is consistent with other single family homes in the same area of Tuscaloosa, AL.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $390 to $580 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Abernant property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Abernant property for five to seven years during which time, we will operate the Arrived Homes Series Abernant property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Abernant interest holders. The determination as to when the Arrived Homes Series Abernant property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Abernant property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Abernant offering is raised our annual asset management fee would total $1,363, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

Arrived Homes Series Alvin

Summary Overview

Arrived Homes Series Alvin is being established to allow investors who acquire Arrived Homes Series Alvin interests in the Arrived Homes Series Alvin offering to own an interest in the single family home located at 506 Cliff Street, Morristown, TN 37814, the Arrived Homes Series Alvin property.

Arrived Homes Series Alvin completed the acquisition of the Arrived Homes Series Alvin property on August 30, 2023. The acquisition of the Arrived Homes Series Alvin property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Alvin property will be held by Arrived TN Alvin, LLC, a Tennessee limited liability company, which, on the closing of the offering, will be a wholly owned subsidiary of Arrived Homes Series Alvin. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

506 Cliff Street is a single-family home in Morristown, TN. The Alvin is a beautiful 5 bedroom, 2.5 bathroom home in Morristown, TN. The home features a 2 car attached garage.

Property Name	The Alvin
Address	506 Cliff Street, Morristown, TN 37814
Year Built	2023
Bedrooms	5
Baths	2.5
Square Footage	2,618

Property History

The Arrived Homes Series Alvin property was built in 2023. The Arrived Homes Series Alvin property expects to incur approximately $10,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Alvin property, the Arrived Homes Series Alvin property was newly built and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Alvin Property

Arrived Homes Series Alvin completed the acquisition of the Arrived Homes Series Alvin property on August 30, 2023 at a purchase price of $317,505.

The acquisition of the Arrived Homes Series Alvin property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Alvin has issued a non-interest bearing promissory note to the manager in the amount of $347,000, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Alvin property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $10,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Alvin.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Alvin property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Alvin will pay the property manager an annual fee for managing the Arrived Homes Series Alvin property.

Property Operations and Hold Period

The Arrived Homes Series Alvin property is newly built and has no prior rental history. The manager intends to list the property for rent at a rate of $2,195 per month, or $26,340 per year, which is consistent with other single family homes in the same area of Morristown, TN.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $780 to $970 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Alvin property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Alvin property for five to seven years during which time, we will operate the Arrived Homes Series Alvin property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Alvin interest holders. The determination as to when the Arrived Homes Series Alvin property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Alvin property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Alvin offering is raised our annual asset management fee would total $1,905, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

Arrived Homes Series Ballinger

Summary Overview

Arrived Homes Series Ballinger is being established to allow investors who acquire Arrived Homes Series Ballinger interests in the Arrived Homes Series Ballinger offering to own an interest in the single family home located at 309 Aspen Drive, Jefferson City, TN 37760, the Arrived Homes Series Ballinger property.

Arrived Homes Series Ballinger completed the acquisition of the Arrived Homes Series Ballinger property on November 15, 2023. The acquisition of the Arrived Homes Series Ballinger property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Ballinger property is being held by Arrived TN Ballinger, LLC, a Tennessee limited liability company, which, on the closing of the offering, will be a wholly owned subsidiary of Arrived Homes Series Ballinger. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

309 Aspen Drive is a single-family home in Jefferson City, TN. The Ellen is a beautiful 4 bedroom, 2 bathroom home in Indianapolis, IN. The Ellen is a ranch style home with a large great room and separate dining room. The kitchen features a breakfast nook, new granite countertops, and pantry. The split primary bedroom suite has walk in closets and full sized bath.

Property Name	The Ballinger
Address	309 Aspen Drive, Jefferson City, TN 37760
Year Built	2023
Bedrooms	4
Baths	2.5
Square Footage	1,991

Property History

The Arrived Homes Series Ballinger property was built in 2023. The Arrived Homes Series Ballinger property expects to incur approximately $10,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Ballinger property, the Arrived Homes Series Ballinger property was newly built and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Ballinger Property

Arrived Homes Series Ballinger completed the acquisition of the Arrived Homes Series Ballinger property on November 15, 2023 at a purchase price of $298,510.

The acquisition of the Arrived Homes Series Ballinger property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Ballinger has issued a non-interest bearing promissory note to the manager in the amount of $326,400, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Ballinger property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $10,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Ballinger.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Ballinger property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Ballinger will pay the property manager an annual fee for managing the Arrived Homes Series Ballinger property.

Property Operations and Hold Period

The Arrived Homes Series Ballinger property is newly built and has no prior rental history. The manager intends to list the property for rent at a rate of $1,895 per month, or $22,740 per year, which is consistent with other single family homes in the same area of Jefferson City, TN.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $610 to $800 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Ballinger property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Ballinger property for five to seven years during which time, we will operate the Arrived Homes Series Ballinger property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Ballinger interest holders. The determination as to when the Arrived Homes Series Ballinger property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Ballinger property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Ballinger offering is raised our annual asset management fee would total $1,791, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

Arrived Homes Series Briarwood

Summary Overview

Arrived Homes Series Briarwood is being established to allow investors who acquire Arrived Homes Series Briarwood interests in the Arrived Homes Series Briarwood offering to own an interest in the single family home located at 27 Erwin Drive, Austin, AR 72007, the Arrived Homes Series Briarwood property.

Arrived Homes Series Briarwood completed the acquisition of the Arrived Homes Series Briarwood property on August 10, 2023. The acquisition of the Arrived Homes Series Briarwood property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Briarwood property will be held by Arrived AR Briarwood, LLC, an Arkansas limited liability company, which, on the closing of the offering, will be a wholly owned subsidiary of Arrived Homes Series Briarwood. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

27 Erwin Drive is a single-family home in Austin, AR. The Briarwood is a beautiful 4 bedroom, 2 bathroom home in Austin, AR. The home features an open floor plan with a 2-car garage.

Property Name	The Briarwood
Address	27 Erwin Drive, Austin, AR 72007
Year Built	2023
Bedrooms	4
Baths	2
Square Footage	1,640

Property History

The Arrived Homes Series Briarwood property was built in 2023. The Arrived Homes Series Briarwood property expects to incur approximately $12,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Briarwood property, the Arrived Homes Series Briarwood property was newly built and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Briarwood Property

Arrived Homes Series Briarwood completed the acquisition of the Arrived Homes Series Briarwood property on August 9, 2023 at a purchase price of $209,925.

The acquisition of the Arrived Homes Series Briarwood property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Briarwood has issued a non-interest bearing promissory note to the manager in the amount of $230,500, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Briarwood property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $12,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Briarwood.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Briarwood property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Briarwood will pay the property manager an annual fee for managing the Arrived Homes Series Briarwood property.

Property Operations and Hold Period

The Arrived Homes Series Briarwood property is newly built and has no prior rental history. The manager intends to list the property for rent at a rate of $1,595 per month, or $19,140 per year, which is consistent with other single family homes in the same area of Austin, AR.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $450 to $640 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Briarwood property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Briarwood property for five to seven years during which time, we will operate the Arrived Homes Series Briarwood property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Briarwood interest holders. The determination as to when the Arrived Homes Series Briarwood property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Briarwood property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Briarwood offering is raised our annual asset management fee would total $1,260, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

Arrived Homes Series Calvin

Summary Overview

Arrived Homes Series Calvin is being established to allow investors who acquire Arrived Homes Series Calvin interests in the Arrived Homes Series Calvin offering to own an interest in the single family home located at 540 Wilson Street, Suffolk, VA 23434, the Arrived Homes Series Calvin property.

Arrived Homes Series Calvin completed the acquisition of the Arrived Homes Series Calvin property on July 27, 2023. The acquisition of the Arrived Homes Series Calvin property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Calvin property is being held by Arrived VA Calvin, LLC, a Virginia limited liability company, which, on the closing of the offering, will be a wholly owned subsidiary of Arrived Homes Series Calvin. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

540 Wilson Street is a single-family home in Suffolk, VA. The Calvin is a beautiful 3 bedroom, 1.5 bathroom home in Suffolk, VA. The home is located in downtown Suffolk. The home features Coretec LVP flooring, stainless steel kitchen appliances, white shaker style cabinets, granite countertops, and recessed lighting.

Property Name	The Calvin
Address	540 Wilson Street, Suffolk, VA 23434
Year Built	2023
Bedrooms	3
Baths	1.5
Square Footage	1,150

Property History

The Arrived Homes Series Calvin property was built in 2023. The Arrived Homes Series Calvin property expects to incur approximately $12,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Calvin property, the Arrived Homes Series Calvin property was newly built and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Calvin Property

Arrived Homes Series Calvin completed the acquisition of the Arrived Homes Series Calvin property on July 26, 2023 at a purchase price of $235,000.

 The acquisition of the Arrived Homes Series Calvin property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Calvin has issued a non-interest bearing promissory note to the manager in the amount of $258,700, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Calvin property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $12,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Calvin.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Calvin property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Calvin will pay the property manager an annual fee for managing the Arrived Homes Series Calvin property.

Property Operations and Hold Period

The Arrived Homes Series Calvin property is newly built and has no prior rental history. The manager intends to list the property for rent at a rate of $1,695 per month, or $20,340 per year, which is consistent with other single family homes in the same area of Suffolk, VA.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $540 to $730 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Calvin property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Calvin property for five to seven years during which time, we will operate the Arrived Homes Series Calvin property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Calvin interest holders. The determination as to when the Arrived Homes Series Calvin property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Calvin property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Calvin offering is raised our annual asset management fee would total $1,410, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

Arrived Homes Series Eastwood

Summary Overview

Arrived Homes Series Eastwood is being established to allow investors who acquire Arrived Homes Series Eastwood interests in the Arrived Homes Series Eastwood offering to own an interest in the single family home located at 516 Cliff Street, Morristown, TN 37814, the Arrived Homes Series Eastwood property.

Arrived Homes Series Eastwood completed the acquisition of the Arrived Homes Series Eastwood property on August 30, 2023. The acquisition of the Arrived Homes Series Eastwood property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Eastwood property will be held by Arrived TN Eastwood, LLC, a Tennessee limited liability company, which, on the closing of the offering, will be a wholly owned subsidiary of Arrived Homes Series Eastwood. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

516 Cliff Street is a single-family home in Morristown, TN. The Eastwood is a beautiful 5 bedroom, 3 bathroom home in Morristown, TN. The home features a front porch, patio, and an attached 2 car garage.

Property Name	The Eastwood
Address	516 Cliff Street, Morristown, TN 37814
Year Built	2023
Bedrooms	5
Baths	3
Square Footage	2,511

Property History

The Arrived Homes Series Eastwood property was built in 2023. The Arrived Homes Series Eastwood property expects to incur approximately $10,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Eastwood property, the Arrived Homes Series Eastwood property was newly built and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Eastwood Property

Arrived Homes Series Eastwood completed the acquisition of the Arrived Homes Series Eastwood property on August 30, 2023 at a purchase price of $318,285.

The acquisition of the Arrived Homes Series Eastwood property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Eastwood has issued a non-interest bearing promissory note to the manager in the amount of $347,800, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Eastwood property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $10,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Eastwood.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Eastwood property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Eastwood will pay the property manager an annual fee for managing the Arrived Homes Series Eastwood property.

Property Operations and Hold Period

The Arrived Homes Series Eastwood property is newly built and has no prior rental history. The manager intends to list the property for rent at a rate of $2,195 per month, or $26,340 per year, which is consistent with other single family homes in the same area of Morristown, TN.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $780 to $970 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Eastwood property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Eastwood property for five to seven years during which time, we will operate the Arrived Homes Series Eastwood property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Eastwood interest holders. The determination as to when the Arrived Homes Series Eastwood property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Eastwood property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Eastwood offering is raised our annual asset management fee would total $1,910, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

Arrived Homes Series Fletcher

Summary Overview

Arrived Homes Series Fletcher is being established to allow investors who acquire Arrived Homes Series Fletcher interests in the Arrived Homes Series Fletcher offering to own an interest in the single family home located at 1917 Moss Street, North Little Rock, AR 72114, the Arrived Homes Series Fletcher property.

Arrived Homes Series Fletcher completed the acquisition of the Arrived Homes Series Fletcher property on July 26, 2023. The acquisition of the Arrived Homes Series Fletcher property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Fletcher property is being held by Arrived AR Fletcher, LLC, an Arkansas limited liability company, which, on the closing of the offering, will be a wholly owned subsidiary of Arrived Homes Series Fletcher. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

1917 Moss Street is a single-family home in North Little Rock, AR. The Fletcher is a beautiful 3 bedroom, 2 bathroom home in North Little Rock, AR. The home features walk-in closets, built-in pantry, and an attached 2 car garage.

Property Name	The Fletcher
Address	1917 Moss Street, North Little Rock, AR 72114
Year Built	2023
Bedrooms	3
Baths	2
Square Footage	1,250

Property History

The Arrived Homes Series Fletcher property was built in 2023. The Arrived Homes Series Fletcher property expects to incur approximately $12,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Fletcher property, the Arrived Homes Series Fletcher property was newly built and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Fletcher Property

Arrived Homes Series Fletcher completed the acquisition of the Arrived Homes Series Fletcher property on July 26, 2023 at a purchase price of $176,000.

 The acquisition of the Arrived Homes Series Fletcher property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Fletcher has issued a non-interest bearing promissory note to the manager in the amount of $194,000, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Fletcher property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $12,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Fletcher.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Fletcher property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Fletcher will pay the property manager an annual fee for managing the Arrived Homes Series Fletcher property.

Property Operations and Hold Period

The Arrived Homes Series Fletcher property is newly built and has no prior rental history. The manager intends to list the property for rent at a rate of $1,295 per month, or $15,540 per year, which is consistent with other single family homes in the same area of North Little Rock, AR.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $360 to $550 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Fletcher property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Fletcher property for five to seven years during which time, we will operate the Arrived Homes Series Fletcher property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Fletcher interest holders. The determination as to when the Arrived Homes Series Fletcher property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Fletcher property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Fletcher offering is raised our annual asset management fee would total $1,056, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

Arrived Homes Series Hargrave

Summary Overview

Arrived Homes Series Hargrave is being established to allow investors who acquire Arrived Homes Series Hargrave interests in the Arrived Homes Series Hargrave offering to own an interest in the single family home located at 106 Halifax Street, Suffolk, VA 23434, the Arrived Homes Series Hargrave property.

Arrived Homes Series Hargrave completed the acquisition of the Arrived Homes Series Hargrave property on July 27, 2023. The acquisition of the Arrived Homes Series Hargrave property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Hargrave property is being held by Arrived VA Hargrave, LLC, a Virginia limited liability company, which, on the closing of the offering, will be a wholly owned subsidiary of Arrived Homes Series Hargrave. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

106 Halifax Street is a single-family home in Suffolk, VA. The Hargrave is a beautiful 3 bedroom, 1.5 bathroom home in Suffolk, VA. The home is located in downtown Suffolk. The home features Coretec LVP flooring, white Shaker style cabinets, granite countertops, and recessed lighting.

Property Name	The Hargrave
Address	106 Halifax Street, Suffolk, VA 23434
Year Built	2023
Bedrooms	3
Baths	1.5
Square Footage	1,150

Property History

The Arrived Homes Series Hargrave property was built in 2023. The Arrived Homes Series Hargrave property expects to incur approximately $12,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Hargrave property, the Arrived Homes Series Hargrave property was newly built and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Hargrave Property

Arrived Homes Series Hargrave completed the acquisition of the Arrived Homes Series Hargrave property on July 27, 2023 at a purchase price of $232,500.

 The acquisition of the Arrived Homes Series Hargrave property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Hargrave has issued a non-interest bearing promissory note to the manager in the amount of $256,000, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Hargrave property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $12,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Hargrave.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Hargrave property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Hargrave will pay the property manager an annual fee for managing the Arrived Homes Series Hargrave property.

Property Operations and Hold Period

The Arrived Homes Series Hargrave property is newly built and has no prior rental history. The manager intends to list the property for rent at a rate of $1,695 per month, or $20,340 per year, which is consistent with other single family homes in the same area of Suffolk, VA.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $540 to $730 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Hargrave property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Hargrave property for five to seven years during which time, we will operate the Arrived Homes Series Hargrave property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Hargrave interest holders. The determination as to when the Arrived Homes Series Hargrave property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Hargrave property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Hargrave offering is raised our annual asset management fee would total $1,395, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

Arrived Homes Series Hobbes

Summary Overview

Arrived Homes Series Hobbes is being established to allow investors who acquire Arrived Homes Series Hobbes interests in the Arrived Homes Series Hobbes offering to own an interest in the single family home located at 542 Wilson Street, Suffolk, VA 23434, the Arrived Homes Series Hobbes property.

Arrived Homes Series Hobbes completed the acquisition of the Arrived Homes Series Hobbes property on July 27, 2023. The acquisition of the Arrived Homes Series Hobbes property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Hobbes property is being held by Arrived VA Hobbes, LLC, a Virginia limited liability company, which, on the closing of the offering, will be a wholly owned subsidiary of Arrived Homes Series Hobbes. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

542 Wilson Street is a single-family home in Suffolk, VA. The Hobbes is a beautiful 3 bedroom, 1.5 bathroom home in Suffolk, VA. The home is located in downtown Suffolk. The home features Coretec LVP flooring, white Shaker style cabinets, granite countertops, and recessed lighting.

Property Name	The Hobbes
Address	542 Wilson Street, Suffolk, VA 23434
Year Built	2023
Bedrooms	3
Baths	1.5
Square Footage	1,150

Property History

The Arrived Homes Series Hobbes property was built in 2023. The Arrived Homes Series Hobbes property expects to incur approximately $12,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Hobbes property, the Arrived Homes Series Hobbes property was newly built and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Hobbes Property

Arrived Homes Series Hobbes completed the acquisition of the Arrived Homes Series Hobbes property on July 27, 2023 at a purchase price of $232,500.

The acquisition of the Arrived Homes Series Hobbes property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Hobbes has issued a non-interest bearing promissory note to the manager in the amount of $256,000, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Hobbes property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $12,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Hobbes.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Hobbes property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Hobbes will pay the property manager an annual fee for managing the Arrived Homes Series Hobbes property.

Property Operations and Hold Period

The Arrived Homes Series Hobbes property is newly built and has no prior rental history. The manager intends to list the property for rent at a rate of $1,695 per month, or $20,340 per year, which is consistent with other single family homes in the same area of Suffolk, VA.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $540 to $730 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Hobbes property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Hobbes property for five to seven years during which time, we will operate the Arrived Homes Series Hobbes property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Hobbes interest holders. The determination as to when the Arrived Homes Series Hobbes property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Hobbes property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Hobbes offering is raised our annual asset management fee would total $1,395, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

Arrived Homes Series Irene

Summary Overview

Arrived Homes Series Irene is being established to allow investors who acquire Arrived Homes Series Irene interests in the Arrived Homes Series Irene offering to own an interest in the single family home located at 612 W 23rd Street, North Little Rock, AR 72114, the Arrived Homes Series Irene property.

Arrived Homes Series Irene completed the acquisition of the Arrived Homes Series Irene property on July 26, 2023. The acquisition of the Arrived Homes Series Irene property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Irene property is being held by Arrived AR Irene, LLC, a Arkansas limited liability company, which, on the closing of the offering, will be a wholly owned subsidiary of Arrived Homes Series Irene. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

612 West 23rd Street is a single-family home in North Little Rock, AR. The Irene is a beautiful 3 bedroom, 2 bathroom home in North Little Rock, AR. The home features an open floor plan with granite countertops, stainless steel appliances, pantry, wide hallways, and a laundry room with cabinetry. The primary bedroom features a walk-in closet and bathroom. The home features lvp flooring throughout with custom crown and trim in the main living areas. The home features an attached 2-car garage.

Property Name	The Irene
Address	612 W 23rd Street, North Little Rock, AR 72114
Year Built	2023
Bedrooms	3
Baths	2
Square Footage	1,250

Property History

The Arrived Homes Series Irene property was built in 2023. The Arrived Homes Series Irene property expects to incur approximately $12,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Irene property, the Arrived Homes Series Irene property was newly built and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Irene Property

Arrived Homes Series Irene completed the acquisition of the Arrived Homes Series Irene property on July 26, 2023 at a purchase price of $176,000.

 The acquisition of the Arrived Homes Series Irene property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Irene has issued a non-interest bearing promissory note to the manager in the amount of $194,000, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Irene property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $12,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Irene.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Irene property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Irene will pay the property manager an annual fee for managing the Arrived Homes Series Irene property.

Property Operations and Hold Period

The Arrived Homes Series Irene property is newly built and has no prior rental history. The manager intends to list the property for rent at a rate of $1,295 per month, or $15,540 per year, which is consistent with other single family homes in the same area of North Little Rock, AR.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $360 to $550 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Irene property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Irene property for five to seven years during which time, we will operate the Arrived Homes Series Irene property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Irene interest holders. The determination as to when the Arrived Homes Series Irene property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Irene property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Irene offering is raised our annual asset management fee would total $1,056, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

Arrived Homes Series Peterson

Summary Overview

Arrived Homes Series Peterson is being established to allow investors who acquire Arrived Homes Series Peterson interests in the Arrived Homes Series Peterson offering to own an interest in the single family home located at 4557 Barretts Trace Blvd, Tuscaloosa, AL 35405, the Arrived Homes Series Peterson property.

Arrived Homes Series Peterson completed the acquisition of the Arrived Homes Series Peterson property on August 3, 2023. The acquisition of the Arrived Homes Series Peterson property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Peterson property is being held directly by Arrived Homes Series Peterson. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

4557 Barretts Trace Boulevard is a single-family home in Tuscaloosa, AL. The Peterson is a beautiful 4 bedroom, 2 bathroom home in Tuscaloosa, AL. The home has an open floor concept that features a large living and dining area. The kitchen is equipped with stainless steel appliances, an island, ample counter space, and a roomy pantry.

Property Name	The Peterson
Address	4557 Barretts Trace Blvd, Tuscaloosa, AL 35405
Year Built	2023
Bedrooms	4
Baths	2
Square Footage	1,459

Property History

The Arrived Homes Series Peterson property was built in 2023. The Arrived Homes Series Peterson property expects to incur approximately $12,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Peterson property, the Arrived Homes Series Peterson property was newly built and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Peterson Property

Arrived Homes Series Peterson completed the acquisition of the Arrived Homes Series Peterson property on August 3, 2023 at a purchase price of $225,790.

 The acquisition of the Arrived Homes Series Peterson property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Peterson has issued a non-interest bearing promissory note to the manager in the amount of $247,200, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Peterson property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $12,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Peterson.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Peterson property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Peterson will pay the property manager an annual fee for managing the Arrived Homes Series Peterson property.

Property Operations and Hold Period

The Arrived Homes Series Peterson property is newly built and has no prior rental history. The manager intends to list the property for rent at a rate of $1,495 per month, or $17,940 per year, which is consistent with other single family homes in the same area of Tuscaloosa, AL.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $390 to $580 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Peterson property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Peterson property for five to seven years during which time, we will operate the Arrived Homes Series Peterson property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Peterson interest holders. The determination as to when the Arrived Homes Series Peterson property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Peterson property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Peterson offering is raised our annual asset management fee would total $1,355, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

Arrived Homes Series Richmond

Summary Overview

Arrived Homes Series Richmond is being established to allow investors who acquire Arrived Homes Series Richmond interests in the Arrived Homes Series Richmond offering to own an interest in the single family home located at 2105 Richmond Avenue, Portsmouth, VA 23704, the Arrived Homes Series Richmond property.

Arrived Homes Series Richmond completed the acquisition of the Arrived Homes Series Richmond property on August 2, 2023. The acquisition of the Arrived Homes Series Richmond property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Richmond property is being held by Arrived VA Richmond, LLC, an Virginia limited liability company, which, on the closing of the offering, will be a wholly owned subsidiary of Arrived Homes Series Richmond. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

2105 Richmond Avenue is a single-family home in Portsmouth, VA. The Richmond is a beautiful 5 bedroom, 3 bathroom home in Portsmouth, VA. The home offers dual primary suites on the first and second floors. The home is conveniently located near downtown Portsmouth, Norfolk Naval Shipyard, shopping and interstates.

Property Name	The Richmond
Address	2105 Richmond Avenue, Portsmouth, VA 23704
Year Built	2023
Bedrooms	5
Baths	3
Square Footage	2,420

Property History

The Arrived Homes Series Richmond property was built in 2023. The Arrived Homes Series Richmond property expects to incur approximately $12,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Richmond property, the Arrived Homes Series Richmond property was newly built and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Richmond Property

Arrived Homes Series Richmond completed the acquisition of the Arrived Homes Series Richmond property on August 2, 2023 at a purchase price of $379,883.

 The acquisition of the Arrived Homes Series Richmond property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Richmond has issued a non-interest bearing promissory note to the manager in the amount of $415,900, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Richmond property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $12,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Richmond.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Richmond property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Richmond will pay the property manager an annual fee for managing the Arrived Homes Series Richmond property.

Property Operations and Hold Period

The Arrived Homes Series Richmond property is newly built and has no prior rental history. The manager intends to list the property for rent at a rate of $2,495 per month, or $29,940 per year, which is consistent with other single family homes in the same area of Portsmouth, VA.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $850 to $1,040 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Richmond property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Richmond property for five to seven years during which time, we will operate the Arrived Homes Series Richmond property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Richmond interest holders. The determination as to when the Arrived Homes Series Richmond property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Richmond property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Richmond offering is raised our annual asset management fee would total $2,279, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

Arrived Homes Series Winchester

Summary Overview

Arrived Homes Series Winchester is being established to allow investors who acquire Arrived Homes Series Winchester interests in the Arrived Homes Series Winchester offering to own an interest in the single family home located at 4596 Winchester Hills Way, Birmingham, AL 35215, the Arrived Homes Series Winchester property.

Arrived Homes Series Winchester completed the acquisition of the Arrived Homes Series Winchester property on July 14, 2023. The acquisition of the Arrived Homes Series Winchester property was funded entirely by cash being advanced by the manager. The Arrived Homes Series Winchester property is being held directly by Arrived Homes Series Winchester. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

4596 Winchester Hills Way is a single-family home in Birmingham, AL. The Winchester is a beautiful 4 bedroom, 2.5 bathroom home in Birmingham, AL. The home features spacious formal dining room, living room, and a family room. The kitchen features a full suite of energy efficient kitchen appliances, gorgeous wood cabinets, and an adjoining breakfast area. The private owner's suite features a beautiful bathroom with a large garden tub and two walk-in closets.

Property Name	The Winchester
Address	4596 Winchester Hills Way, Birmingham, AL 35215
Year Built	2020
Bedrooms	4
Baths	2.5
Square Footage	2,218

Property History

The Arrived Homes Series Winchester property was built in 2020. The Arrived Homes Series Winchester property expects to incur approximately $12,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Homes Series Winchester property, the Arrived Homes Series Winchester property was owner occupied and has not been operated as a rental income property.

Acquisition of the Arrived Homes Series Winchester Property

Arrived Homes Series Winchester completed the acquisition of the Arrived Homes Series Winchester property on July 14, 2023 at a purchase price of $265,000.

 The acquisition of the Arrived Homes Series Winchester property was funded entirely by cash being advanced by the manager. In exchange for advancing the cash, Arrived Homes Series Winchester has issued a non-interest bearing promissory note to the manager in the amount of $289,400, which has a term of 11 months.

Property Components & Capital Expenditures

The Arrived Homes Series Winchester property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.
We anticipate that the final renovation cost for this property will total approximately $12,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Homes Series Winchester.

Property Manager

The manager appointed an unaffiliated, third-party property manager, Marketplace Homes, to manage the Arrived Homes Series Winchester property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Homes Series Winchester will pay the property manager an annual fee for managing the Arrived Homes Series Winchester property.

Property Operations and Hold Period

The Arrived Homes Series Winchester property was owner occupied and has no prior rental history. The manager intends to list the property for rent at a rate of $1,795 per month, or $21,540 per year, which is consistent with other single family homes in the same area of Birmingham, AL.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $480 to $670 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Homes Series Winchester property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Homes Series Winchester property for five to seven years during which time, we will operate the Arrived Homes Series Winchester property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Homes Series Winchester interest holders. The determination as to when the Arrived Homes Series Winchester property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Homes Series Winchester property earlier than five years or to hold the property for more than seven years.

Asset Management Fee.

We estimate that if the maximum amount of the Arrived Homes Series Winchester offering is raised our annual asset management fee would total $1,590, which is equal to 0.6% of the purchase price of the series property per year. Such fee will be taken out of the series net operating rental income on a quarterly basis.

USE OF PROCEEDS TO ISSUER

Arrived Homes Series Abernant

The total cost to acquire and improve the Series Abernant Property, including applicable fees, expenses and reserves is $272,830.

We estimate that the gross proceeds of the offering of Arrived Homes Series Abernant interests will be approximately $272,830, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$227,240	83.29%
Property Improvements (2)	$12,000	4.40%
Operating & Capital Reserves	$9,430	3.46%
Brokerage Fee	$2,728	1.00%
Acquisition Expenses (3)	$4,050	1.48%
Offering Expenses(4)	$5,457	2.00%
Financing & Holding Costs	$3,970	1.46%
Sourcing Fee(5)	$7,950	2.91%
Total Fees & Expenses	$20,100	7.37%
Total Proceeds	$272,830	100.00%

  Arrived Homes Series Abernant acquired the Arrived Homes Series Abernant property for $227,240 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Abernant property to incur approximately $12,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Abernant property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Abernant offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Abernant offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Abernant, which will be offering its series interests pursuant to this offering circular, has completed the acquisition of, and payment for the Series Abernant property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series will issue a promissory note to the manager in the amount of $248,700.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Arrived Homes Series Alvin

The total cost to acquire and improve the Series Alvin Property, including applicable fees, expenses and reserves is $373,860.

We estimate that the gross proceeds of the offering of Arrived Homes Series Alvin interests will be approximately $373,860, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$317,505	84.93%
Property Improvements (2)	$10,000	2.67%
Operating & Capital Reserves	$13,170	3.52%
Brokerage Fee	$3,739	1.00%
Acquisition Expenses (3)	$5,310	1.42%
Offering Expenses(4)	$7,477	2.00%
Financing & Holding Costs	$5,550	1.48%
Sourcing Fee(5)	$11,110	2.97%
Total Fees & Expenses	$27,870	7.45%
Total Proceeds	$373,860	100.00%

  Arrived Homes Series Alvin acquired the Arrived Homes Series Alvin property for $317,505 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Alvin property to incur approximately $10,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Alvin property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Alvin offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Alvin offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Alvin, which will be offering its series interests pursuant to this offering circular, completed the acquisition of, and payment for the Series Alvin property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series will issue a promissory note to the manager in the amount of $347,000.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Arrived Homes Series Ballinger

The total cost to acquire and improve the Series Ballinger Property, including applicable fees, expenses and reserves is $352,300.

We estimate that the gross proceeds of the offering of Arrived Homes Series Ballinger interests will be approximately $352,300, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$298,510	84.73%
Property Improvements (2)	$10,000	2.84%
Operating & Capital Reserves	$12,380	3.51%
Brokerage Fee	$3,523	1.00%
Acquisition Expenses (3)	$5,180	1.47%
Offering Expenses(4)	$7,046	2.00%
Financing & Holding Costs	$5,220	1.48%
Sourcing Fee(5)	$10,440	2.96%
Total Fees & Expenses	$26,220	7.44%
Total Proceeds	$352,300	100.00%

  Arrived Homes Series Ballinger acquired the Arrived Homes Series Ballinger property for $298,510 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Ballinger property to incur approximately $10,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Ballinger property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Ballinger offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Ballinger offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Ballinger, which will be offering its series interests pursuant to this offering circular, expects to complete the acquisition of, and payment for the Series Ballinger property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series will issue a promissory note to the manager in the amount of $326,400.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Arrived Homes Series Briarwood

The total cost to acquire and improve the Series Briarwood Property, including applicable fees, expenses and reserves is $253,680.

We estimate that the gross proceeds of the offering of Arrived Homes Series Briarwood interests will be approximately $253,680, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$209,920	82.75%
Property Improvements (2)	$12,000	4.73%
Operating & Capital Reserves	$8,710	3.43%
Brokerage Fee	$2,537	1.00%
Acquisition Expenses (3)	$4,420	1.74%
Offering Expenses(4)	$5,074	2.00%
Financing & Holding Costs	$3,670	1.45%
Sourcing Fee(5)	$7,340	2.89%
Total Fees & Expenses	$18,620	7.34%
Total Proceeds	$253,680	100.00%

  Arrived Homes Series Briarwood acquired the Arrived Homes Series Briarwood property for $209,925 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Briarwood property to incur approximately $12,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Briarwood property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Briarwood offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Briarwood offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Briarwood, which will be offering its series interests pursuant to this offering circular, has completed the acquisition of, and payment for the Series Briarwood property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series will issue a promissory note to the manager in the amount of $230,500.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Arrived Homes Series Calvin

The total cost to acquire and improve the Series Calvin Property, including applicable fees, expenses and reserves is $283,280.

We estimate that the gross proceeds of the offering of Arrived Homes Series Calvin interests will be approximately $283,280, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$235,000	82.96%
Property Improvements (2)	$12,000	4.24%
Operating & Capital Reserves	$9,750	3.44%
Brokerage Fee	$2,833	1.00%
Acquisition Expenses (3)	$5,700	2.01%
Offering Expenses(4)	$5,666	2.00%
Financing & Holding Costs	$4,110	1.45%
Sourcing Fee(5)	$8,220	2.90%
Total Fees & Expenses	$20,820	7.35%
Total Proceeds	$283,280	100.00%

  Arrived Homes Series Calvin acquired the Arrived Homes Series Calvin property for $235,000 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Calvin property to incur approximately $12,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Calvin property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Calvin offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Calvin offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Calvin, which will be offering its series interests pursuant to this offering circular, has completed the acquisition of, and payment for the Series Calvin property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series has issued a promissory note to the manager in the amount of $258,700.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Arrived Homes Series Eastwood

The total cost to acquire and improve the Series Eastwood Property, including applicable fees, expenses and reserves is $374,740.

We estimate that the gross proceeds of the offering of Arrived Homes Series Eastwood interests will be approximately $374,740, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$318,280	84.93%
Property Improvements (2)	$10,000	2.67%
Operating & Capital Reserves	$13,200	3.52%
Brokerage Fee	$3,747	1.00%
Acquisition Expenses (3)	$5,320	1.42%
Offering Expenses(4)	$7,495	2.00%
Financing & Holding Costs	$5,560	1.48%
Sourcing Fee(5)	$11,130	2.97%
Total Fees & Expenses	$27,930	7.45%
Total Proceeds	$374,740	100.00%

  Arrived Homes Series Eastwood acquired the Arrived Homes Series Eastwood property for $318,285 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Eastwood property to incur approximately $10,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Eastwood property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Eastwood offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Eastwood offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Eastwood, which will be offering its series interests pursuant to this offering circular, has completed the acquisition of, and payment for the Series Eastwood property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series has issued a promissory note to the manager in the amount of $347,800.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Arrived Homes Series Fletcher

The total cost to acquire and improve the Series Fletcher Property, including applicable fees, expenses and reserves is $215,600.

We estimate that the gross proceeds of the offering of Arrived Homes Series Fletcher interests will be approximately $215,600, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$176,000	81.63%
Property Improvements (2)	$12,000	5.57%
Operating & Capital Reserves	$7,500	3.48%
Brokerage Fee	$2,156	1.00%
Acquisition Expenses (3)	$4,390	2.04%
Offering Expenses(4)	$4,312	2.00%
Financing & Holding Costs	$3,080	1.43%
Sourcing Fee(5)	$6,160	2.86%
Total Fees & Expenses	$15,700	7.28%
Total Proceeds	$215,600	100.00%

  Arrived Homes Series Fletcher acquired the Arrived Homes Series Fletcher property for $176,000 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Fletcher property to incur approximately $12,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Fletcher property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Fletcher offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Fletcher offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Fletcher, which will be offering its series interests pursuant to this offering circular, has completed the acquisition of, and payment for the Series Fletcher property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series has issued a promissory note to the manager in the amount of $194,000.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Arrived Homes Series Hargrave

The total cost to acquire and improve the Series Hargrave Property, including applicable fees, expenses and reserves is $280,430.

We estimate that the gross proceeds of the offering of Arrived Homes Series Hargrave interests will be approximately $280,430, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$232,500	82.91%
Property Improvements (2)	$12,000	4.28%
Operating & Capital Reserves	$9,640	3.44%
Brokerage Fee	$2,804	1.00%
Acquisition Expenses (3)	$5,680	2.03%
Offering Expenses(4)	$5,609	2.00%
Financing & Holding Costs	$4,060	1.45%
Sourcing Fee(5)	$8,130	2.90%
Total Fees & Expenses	$20,600	7.35%
Total Proceeds	$280,430	100.00%

  Arrived Homes Series Hargrave acquired the Arrived Homes Series Hargrave property for $232,500 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Hargrave property to incur approximately $12,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Hargrave property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Hargrave offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Hargrave offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Hargrave, which will be offering its series interests pursuant to this offering circular, has completed the acquisition of, and payment for the Series Hargrave property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series has issued a promissory note to the manager in the amount of $256,000.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Arrived Homes Series Hobbes

The total cost to acquire and improve the Series Hobbes Property, including applicable fees, expenses and reserves is $280,430.

We estimate that the gross proceeds of the offering of Arrived Homes Series Hobbes interests will be approximately $280,430, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$232,500	82.91%
Property Improvements (2)	$12,000	4.28%
Operating & Capital Reserves	$9,640	3.44%
Brokerage Fee	$2,804	1.00%
Acquisition Expenses (3)	$5,680	2.03%
Offering Expenses(4)	$5,609	2.00%
Financing & Holding Costs	$4,060	1.45%
Sourcing Fee(5)	$8,130	2.90%
Total Fees & Expenses	$20,600	7.35%
Total Proceeds	$280,430	100.00%

  Arrived Homes Series Hobbes acquired the Arrived Homes Series Hobbes property for $232,500 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Hobbes property to incur approximately $12,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Hobbes property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Hobbes offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Hobbes offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Hobbes, which will be offering its series interests pursuant to this offering circular, has completed the acquisition of, and payment for the Series Hobbes property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series has issued a promissory note to the manager in the amount of $256,000.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Arrived Homes Series Irene

The total cost to acquire and improve the Series Irene Property, including applicable fees, expenses and reserves is $215,600.

We estimate that the gross proceeds of the offering of Arrived Homes Series Irene interests will be approximately $215,600, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$176,000	81.63%
Property Improvements (2)	$12,000	5.57%
Operating & Capital Reserves	$7,500	3.48%
Brokerage Fee	$2,156	1.00%
Acquisition Expenses (3)	$4,390	2.04%
Offering Expenses(4)	$4,312	2.00%
Financing & Holding Costs	$3,080	1.43%
Sourcing Fee(5)	$6,160	2.86%
Total Fees & Expenses	$15,700	7.28%
Total Proceeds	$215,600	100.00%

  Arrived Homes Series Irene acquired the Arrived Homes Series Irene property for $176,000 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Irene property to incur approximately $12,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Irene property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Irene offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Irene offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Irene, which will be offering its series interests pursuant to this offering circular, has completed the acquisition of, and payment for the Series Irene property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series has issued a promissory note to the manager in the amount of $194,000.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Arrived Homes Series Peterson

The total cost to acquire and improve the Series Peterson Property, including applicable fees, expenses and reserves is $271,200.

We estimate that the gross proceeds of the offering of Arrived Homes Series Peterson interests will be approximately $271,200, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$225,790	83.26%
Property Improvements (2)	$12,000	4.42%
Operating & Capital Reserves	$9,370	3.46%
Brokerage Fee	$2,712	1.00%
Acquisition Expenses (3)	$4,050	1.49%
Offering Expenses(4)	$5,424	2.00%
Financing & Holding Costs	$3,950	1.46%
Sourcing Fee(5)	$7,900	2.91%
Total Fees & Expenses	$19,980	7.37%
Total Proceeds	$271,200	100.00%

  Arrived Homes Series Peterson acquired the Arrived Homes Series Peterson property for $225,790 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Peterson property to incur approximately $12,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Peterson property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Peterson offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Peterson offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Peterson, which will be offering its series interests pursuant to this offering circular, has completed the acquisition of, and payment for the Series Peterson property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series has issued a promissory note to the manager in the amount of $247,200.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Arrived Homes Series Richmond

The total cost to acquire and improve the Series Richmond Property, including applicable fees, expenses and reserves is $448,090.

We estimate that the gross proceeds of the offering of Arrived Homes Series Richmond interests will be approximately $448,090, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$379,883	84.78%
Property Improvements (2)	$12,000	2.68%
Operating & Capital Reserves	$15,760	3.52%
Brokerage Fee	$4,481	1.00%
Acquisition Expenses (3)	$7,070	1.58%
Offering Expenses(4)	$8,962	2.00%
Financing & Holding Costs	$6,640	1.48%
Sourcing Fee(5)	$13,290	2.97%
Total Fees & Expenses	$33,370	7.45%
Total Proceeds	$448,090	100.00%

  Arrived Homes Series Richmond acquired the Arrived Homes Series Richmond property for $379,883 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Richmond property to incur approximately $12,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Richmond property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Richmond offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Richmond offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Richmond, which will be offering its series interests pursuant to this offering circular, has completed the acquisition of, and payment for the Series Richmond property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series has issued a promissory note to the manager in the amount of $415,900.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

Arrived Homes Series Winchester

The total cost to acquire and improve the Series Winchester Property, including applicable fees, expenses and reserves is $315,520.

We estimate that the gross proceeds of the offering of Arrived Homes Series Winchester interests will be approximately $315,520, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$265,000	83.99%
Property Improvements (2)	$12,000	3.80%
Operating & Capital Reserves	$10,990	3.48%
Brokerage Fee	$3,155	1.00%
Acquisition Expenses (3)	$4,160	1.32%
Offering Expenses(4)	$6,310	2.00%
Financing & Holding Costs	$4,630	1.47%
Sourcing Fee(5)	$9,270	2.94%
Total Fees & Expenses	$23,360	7.40%
Total Proceeds	$315,520	100.00%

  Arrived Homes Series Winchester acquired the Arrived Homes Series Winchester property for $265,000 in accordance with one of the acquisition methods discussed above.

  The manager plans for the Arrived Homes Series Winchester property to incur approximately $12,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Homes Series Winchester property.

  Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

  We will reimburse the manager for offering expenses actually incurred for the Arrived Homes Series Winchester offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

  We will pay the manager a sourcing fee for the costs involved in sourcing the property and preparing it for investment.
Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Homes Series Winchester offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Homes Series Winchester, which will be offering its series interests pursuant to this offering circular, has completed the acquisition of, and payment for the Series Winchester property using cash advanced by the manager. In exchange for the cash advanced by the manager, the series has issued a promissory note to the manager in the amount of $289,400.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

MANAGEMENT

General

The manager of our company is Arrived Fund Manager, LLC, a Delaware limited liability company whose sole member is Arrived Holdings, Inc., a Delaware corporation. The manager has established a Board of Directors for our company, consisting of two members, Ryan Frazier and Kenneth Cason.

The nature of our business to be conducted or promoted by us must at all times be to engage in any lawful act or activity for which LLCs may be organized under the Delaware Limited Liability Company Act.

All of our directors and executive officers are employees of the manager. The executive offices of the manager are located at 1700 Westlake Avenue N, Suite 200, Seattle, WA 98109, and the telephone number of the manager’s executive offices is (814) 277-4833.

Executive Officers and Directors

The following table sets forth certain information with respect to each of the directors and executive officers of the company:

Executive Officer	Age	Position Held with our Company(1) (2)	Position Held with the Manager
Ryan Frazier	36	Chief Executive Officer and Director	Chief Executive Officer, President and Director
Sue Korn	54	Chief Financial Officer	Chief Financial Officer
Kenneth Cason	37	Chief Technology Officer and Director	Chief Technology Officer and Director
Alejandro Chouza	43	Chief Operating Officer	Chief Operating Officer

(1)	The terms in office of Mr. Frazier, Mr. Cason and Mr. Chouza began upon the organization of our company on July 13, 2020. Ms. Korn's term in office began upon her appointment as CFO on January 11, 2024. The current executive officers and directors will serve in these capacities indefinitely, or until their successors are duly elected and qualified.

(2)	The executive officers of the sponsor are currently devoting a significant amount of their working time to the operations of our company to satisfy their respective responsibilities to the management of our company. Our officers will be working on a part-time basis for our business and are expected to devote at least forty (40) hours per month to the operations and management of our company.

Biographical Information

Set forth below is biographical information of our executive officers and directors.

Ryan Frazier, our Chief Executive Officer and a director, has served as the Chief Executive Officer, President, and a director of Arrived Holdings, Inc. since its inception in February 2019 and as CEO and director of our company since its inception. In 2011, Mr. Frazier co-founded and was the CEO of DataRank, Inc., a social media listening platform used by Fortune 500 companies, including Procter & Gamble, Coca Cola, and The Clorox Company, to garner insights from their consumers. Mr. Frazier led DataRank through a merger with Simply Measured, Inc. in 2015, and again through a merger with Sprout Social, Inc. in 2017, after which he acted in the role of General Manager, leading the integration of the Simply Measured, Inc. and Sprout Social businesses in Sprout Social’s Seattle office. Mr. Frazier is an alumnus of Y Combinator, S13, and he graduated from the University of Arkansas in 2010 with a B.S. in International Business.

Sue Korn has served as the Chief Financial Officer of Arrived Holdings, Inc. since January 2024. Ms. Korn began her career in equity research for diversified financial services companies at Kidder, Peabody in 1992, later moving to investment banking in Salomon Smith Barney's Financial Institutions Group in 1997. She joined Providian Financial in 1998 where she oversaw planning and analysis, data management and reporting for a $33 billion credit card business. In 2011 she transitioned to FinTech, bringing her financial expertise to companies such as Prosper Marketplace (FP&A and back office operations), LendingClub (marketplace operations and treasury), and Oportun (FP&A and accounting) and was co-founder/CFO/Head of Operations for online lender Vouch Financial. Ms. Korn graduated from Colby College with a B.A. in Philosophy/Math in 1991 and earned her M.B.A from Kellogg Graduate School of Management at Northwestern University in 1997 with majors in Finance, Management and Strategy and Organizational Behavior. She has held the Chartered Financial Analyst® designation since 1998.

Kenneth Cason, our Chief Technology Officer and a director, has served as the Chief Technology Officer and director of Arrived Holdings, Inc. since its inception in February 2019. Beginning in 2011, Mr. Cason served as the Co-Founder and Chief Technology Officer of DataRank, Inc. Mr. Cason worked extensively to help design and build large scale data collection, processing, and search systems. He remained employed with DataRank through two mergers; first with Simply Measured, Inc., in 2015, and then again with Sprout Social in 2017. During both mergers he worked to lead and integrate each company’s tech stack. Mr. Cason is an alumni of Y Combinator, S13, and he graduated from the University of Arkansas in 2010 with a B.S. in Computer Science and also received Associate degrees in Mathematics, Japanese and Chinese.

Alejandro Chouza, our Chief Operating Officer, has served as the Chief Operating Officer since July 2020. Mr. Chouza was previously the VP of Operations of Oyo Rooms beginning in May 2019. Prior to that, Mr. Chouza was the Regional General Manager of Uber Technologies, Inc., from September 2014 through May 2019, where he launched and managed operations in Mexico and the Northwest USA markets. Mr. Chouza graduated with a B.S. from Babson College and an M.B.A. from The Wharton School of the University of Pennsylvania.

There are no arrangements or understandings known to us pursuant to which any director was or is to be selected as a director or nominee. There are no agreements or understandings for any executive officer or director to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

The Manager and the Operating Agreement

The manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The manager will perform its duties and responsibilities pursuant to the operating agreement. The manager will maintain a contractual, as opposed to a fiduciary relationship, with us and our investors. Furthermore, we have agreed to limit the liability of the manager and to indemnify the manager against certain liabilities.

The operating agreement further provides that our manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our company, any series of interests or any of the interest holders and will not be subject to any different standards imposed by the operating agreement, the LLC Act or under any other law, rule or regulation or in equity.  In addition, the operating agreement provides that our manager will not have any duty (including any fiduciary duty) to our company, any series or any of the interest holders.

Our manager has not-sponsored any prior real estate investment programs. Accordingly, this offering circular does not contain any information concerning prior performance of our manager and its affiliates, which means that you will be unable to assess any results from their prior activities before deciding whether to purchase interests in our series.

Responsibilities of the Manager

The responsibilities of the manager include:

●	Investment Advisory, Origination and Acquisition Services such as approving and overseeing our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

●	Offering Services such as the development of our series offerings, including the determination of their specific terms;

●	Management Services such as investigating, selecting, and, on our behalf, engaging and conducting business with such persons as the manager deems necessary to the proper performance of its obligations under the operating agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies, property managers and any and all persons acting in any other capacity deemed by the manager necessary or desirable for the performance of any of the services under the operating agreement;

●	Accounting and Other Administrative Services such as maintaining accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the Commission and any other regulatory agency, including annual financial statements, and managing and performing the various administrative functions necessary for our day-to-day operations;

●	Investor Services such as managing communications with our investors, including answering phone calls, preparing and sending written and electronic reports and other communications;

●	Financing Services such as monitoring and overseeing the service of our debt facilities and other financings, if any; and

●	Disposition Services such as evaluating and approving potential asset dispositions, sales or liquidity transactions.

Management Compensation

Pursuant to the operating agreement, the manager, or affiliated entities, may receive fees and expense reimbursements for services relating to our series offerings and the investment and management of our series properties. The items of compensation since inception are summarized in the following table:

Form of Compensation	Description	Estimated Amount as of June 30, 2023

Asset Management Fee	Each series will pay the manager an annual asset management fee equal to six tenths of a percent (0.6%) of the purchase price of the series property for that series. This fee will be paid out of the net operating rental income of a series on a quarterly basis. To the extent leverage is utilized to acquire a series property, the asset management fee will be calculated on the actual amount of the purchase price of the property, which may be greater than the maximum offering amount of that series.	$215,284

Property Management Fee	To the extent that a property manager is paid a fee less than the eight percent (8%) charged to a series, the manager will receive the difference as income. Property management fees will be negotiated with a local property manager on a case-by case, arms’ length basis.	$104,073

Sourcing Fee	Each series will pay the manager a sourcing fee equal to three and five tenths percent (3.5%) of the purchase price of the series property for that series. The sourcing fee will cover the costs involved in sourcing the property and preparing it for investment.	$3,199,826

Interest Payments/Repayment of Advances and Loans	The manager may receive interest payments on loans and advances it makes to a series, which may include advances it may make with respect to the initial payment of the equity portion of a property acquisition and mortgage loans it may make if a third party loan is not available. Such advances and loans are expected to be repaid from the net proceeds of a series offering. See “Description of Business⸺Acquisition Mechanics.”	$0
Reimbursement of Expenses	Organization and Offering Expenses. We will reimburse the manager for out-of-pocket expenses in connection with our organization and offering (up to a maximum of two percent (2%) of the gross offering proceeds per series offering), our operations and the acquisition of properties and in connection with third parties providing services to us. This does not include the manager’s overhead, employee costs borne by the manager, utilities or technology costs. Other Expenses. See “Reimbursement of Expenses” below.	$1,075,539

Property Disposition Fee	To the extent that the actual property disposition fees are less than the amount charged to a series, the manager will receive the difference as income. We expect to charge each series a market rate disposition fee in the range of six percent (6%) to seven percent (7%) of a property sale price, our estimation of what actual disposition fees should total. Actual disposition fees, which cover property sale expenses such as brokerage commissions, and title, escrow and closing costs, are determined by local customary real estate market practices and applicable laws.	$0

Fees from Other Services – Affiliates of the Manager	We may retain third parties, including certain of the manager’s affiliates, for necessary services relating to our investments or our operations, including any administrative services and construction, brokerage, leasing, development, property oversight and other property management services. Any such arrangements will be at market terms and rates.	$0

Interest Payment – Insured Cash Operating Account	The manager maintains operating accounts for each series with a third-party bank and will be entitled to receive interest on the cash balances in such accounts. The interest payments will vary based on market rates and the amount of cash balances in such accounts from time to time.	$0

Management Compensation by Series

The table below sets forth the total amounts of certain fees paid to the manager by each series since inception as of June 30, 2023:

Series	Sourcing Fee	Asset Management Fee	Property Management Fee
100	$31,980.00	$3,529.00	$2,654.80
101	$33,000.00	$3,632.30	$-
Abbington	$24,880.00	$2,770.26	$1,070.86
Amber	$16,960.00	$731.90	$303.20
Apollo	$10,540.00	$536.80	$223.20
Aster	$13,800.00	$765.00	$97.16
Augusta	$-	$-	$-
Avebury	$15,290.00	$751.26	$298.80
Avondale	$11,550.00	$165.00	$-
Badminton	$14,659.00	$551.20	$319.20
Bandelier	$17,320.00	$738.56	$1,457.00
Baron	$29,290.00	$3,265.40	$1,816.00
Basil	$12,213.00	$478.20	$119.60
Bayside	$14,620.00	$615.26	$335.20
Bazzel	$13,510.00	$1,456.30	$151.61
Bedford	$15,620.00	$615.86	$367.20
Bella	$-	$-	$-
Belle	$23,090.00	$1,320.00	$1,181.80
Belvedere	$10,320.00	$147.50	$-
Blossom	$13,570.00	$765.00	$472.83
Bonneau	$18,110.00	$1,008.00	$651.99

Brainerd	$10,150.00	$870.00	$456.02
Braxton	$16,840.00	$970.50	$606.40
Brennan	$7,870.00	$337.50	$102.08
Brooklyn	$5,810.00	$498.00	$163.92
Burlington	$33,830.00	$3,720.36	$2,024.40
Butter	$18,380.00	$805.36	$447.60
Camino	$13,940.00	$795.00	$191.60
Campbell	$-	$-	$4.23
Cawley	$-	$-	$-
Centennial	$7,506.00	$591.50	$151.60
Chaparral	$-	$523.96	$250.30
Chelsea	$16,410.00	$816.86	$318.80
Chester	$13,020.00	$1,116.00	$1,058.25
Chickamauga	$13,030.00	$1,116.90	$600.30
Chinook	$-	$-	$-
Chitwood	$20,230.00	$1,925.00	$813.50
Clover	$17,230.00	$1,909.80	$303.20
Coatbridge	$15,340.00	$656.00	$-
Collier	$18,770.00	$2,054.46	$652.90
Collinston	$12,540.00	$515.36	$393.20
Conway	$35,650.00	$2,055.00	$984.90
Cove	$7,350.00	$105.00	$259.60
Creekside	$16,430.00	$1,557.50	$915.10
Creekwood	$10,130.00	$868.50	$158.36
Cumberland	$15,410.00	$885.00	$728.00
Cupcake	$13,051.00	$545.76	$152.60
Cypress	$12,770.00	$1,095.00	$449.28
Daisy	$15,720.00	$906.00	$771.60
Davidson	$12,540.00	$462.70	$54.00
Dawson	$13,240.00	$549.70	$247.43
Delta	$18,250.00	$727.40	$-
Dewberry	$11,631.00	$462.16	$85.14
Diablo	$16,610.00	$722.86	$62.10
Dogwood	$12,680.00	$1,403.10	$239.20
Dolittle	$16,960.00	$669.46	$289.60
Dolly	$36,210.00	$3,450.00	$444.68
Dops	$7,170.00	$410.00	$223.20
Dorchester	$18,660.00	$2,011.36	$610.63
Dunbar	$16,870.00	$1,866.76	$156.80
Eagle	$9,450.00	$810.00	$131.70
Eastfair	$8,345.00	$430.16	$287.20
Elevation	$15,000.00	$629.06	$-
Ella	$9,100.00	$520.00	$169.33
Elm	$10,440.00	$410.66	$345.69
Emporia	$18,720.00	$907.26	$489.65
Ensenada	$26,050.00	$1,159.96	$3,026.90
Falcon	$9,450.00	$810.00	$516.99
Felix	$-	$-	$-
Fenwick	$-	$-	$-
Folly	$16,890.00	$1,814.76	$931.81
Forest	$16,420.00	$816.00	$-
Foster	$-	$-	$-

Franklin	$-	$-	$-
Gardens	$11,770.00	$581.86	$249.60
General	$-	$-	$-
Goose	$8,800.00	$754.50	$168.00
Grant	$18,230.00	$815.50	$358.72
Greenhill	$17,590.00	$702.56	$399.20
Gretal	$15,750.00	$1,350.00	$175.21
Grove	$12,180.00	$525.50	$239.20
Hadden	$12,090.00	$554.66	$267.20
Hansard	$10,590.00	$605.67	$473.43
Hansel	$14,130.00	$1,211.98	$384.99
Harrison	$16,100.00	$1,380.00	$1,498.44
Henry	$21,740.00	$2,060.00	$124.26
Heritage	$15,470.00	$755.60	$224.75
Heron	$15,370.00	$774.20	$303.20
Highland	$15,080.00	$818.92	$252.67
Hines	$13,470.00	$1,482.86	$656.70
Holcomb	$18,650.00	$2,047.60	$107.40
Holland	$12,540.00	$516.80	$184.40
Hollandaise	$19,100.00	$823.06	$1,187.10
Holloway	$10,418.00	$739.20	$368.01
Inglewood	$35,280.00	$2,037.00	$796.83
Jack	$21,820.00	$1,088.60	$1,821.50
Jake	$30,740.00	$3,381.56	$1,236.70
Jefferson	$9,580.00	$547.53	$190.40
Jill	$20,890.00	$1,207.92	$798.43
Johnny	$30,490.00	$3,339.46	$1,508.01
June	$30,490.00	$3,339.46	$2,187.30
Jupiter	$12,780.00	$526.66	$243.20
Kawana	$14,850.00	$748.56	$135.60
Kennesaw	$22,290.00	$2,441.00	$299.40
Kenny	$36,210.00	$3,450.00	$802.03
KerriAnn	$16,940.00	$731.76	$303.20
Kessler	$8,990.00	$771.00	$576.00
Kingsley	$9,753.00	$634.26	$423.80
Kirkwood	$13,690.00	$690.30	$733.40
Korin	$9,760.00	$557.73	$388.30
Lallie	$20,016.00	$848.70	$404.80
Lanier	$19,790.00	$840.36	$367.20
Lannister	$9,560.00	$516.76	$308.00
Latte	$19,180.00	$2,087.20	$272.80
Lennox	$12,780.00	$529.66	$271.20
Lierly	$-	$472.80	$34.97
Lily	$24,250.00	$1,218.80	$986.53
Limestone	$14,090.00	$692.40	$219.89
Litton	$11,200.00	$960.00	$496.17
Longwoods	$-	$-	$-
Lookout	$17,880.00	$1,995.96	$1,057.77
Loretta	$35,650.00	$2,055.00	$992.65
Louis	$-	$-	$-
Louise	$14,790.00	$661.66	$310.80
Lovejoy	$15,760.00	$762.60	$159.60

Luna	$12,795.00	$453.56	$280.00
Lurleen	$7,700.00	$550.00	$343.20
Madison	$11,320.00	$733.50	$151.94
Mae	$12,370.00	$1,061.12	$190.78
Magnolia	$13,430.00	$676.96	$360.13
Malbec	$8,071.00	$689.30	$36.40
Mammoth	$17,830.00	$744.30	$688.40
Marcelo	$15,010.00	$855.00	$240.67
Marie	$11,140.00	$159.25	$401.57
Marietta	$16,680.00	$912.68	$167.60
Marion	$-	$-	$-
Marple	$6,160.00	$88.00	$-
Martell	$9,100.00	$130.00	$-
Mary	$-	$-	$-
Matchingham	$12,530.00	$476.16	$336.98
McGregor	$15,940.00	$1,768.66	$1,068.20
McLovin	$24,640.00	$1,099.96	$2,665.00
Meadow	$15,260.00	$795.30	$138.03
Mimosa	$7,520.00	$645.00	$193.43
Mojave	$13,770.00	$579.90	$138.20
Murphy	$16,580.00	$652.90	$367.20
Mycroft	$6,300.00	$90.00	$-
Nugget	$29,050.00	$3,195.56	$1,646.90
Odessa	$25,000.00	$1,101.90	$1,557.00
Olive	$13,480.00	$686.60	$347.50
Oly	$24,650.00	$1,095.56	$2,107.20
Onyx	$-	$-	$-
Oscar	$-	$-	$-
Osceola	$-	$-	$-
Osprey	$18,700.00	$2,022.96	$367.20
Otoro	$21,320.00	$1,020.96	$-
Palmer	$-	$-	$-
Patrick	$-	$565.46	$138.00
Peanut	$11,400.00	$566.50	$112.80
Pearl	$28,350.00	$3,128.50	$1,636.89
Pecan	$-	$534.06	$-
Piedmont	$13,470.00	$1,155.00	$1,141.90
Pinot	$8,126.00	$696.16	$176.05
Pioneer	$29,930.00	$3,278.90	$725.79
Plumtree	$-	$544.06	$420.31
Point	$20,140.00	$850.30	$1,461.18
Porthos	$-	$-	$-
Quincy	$28,550.00	$1,650.00	$569.82
Redondo	$11,020.00	$945.00	$599.66
Regency	$9,620.00	$550.00	$547.52
Reginald	$23,070.00	$1,305.00	$1,152.26
Reynolds	$22,500.00	$2,463.76	$534.96
Ribbonwalk	$17,700.00	$695.16	$-
Richardson	$16,460.00	$945.00	$299.20
Ridge	$12,810.00	$526.50	$319.12
Ritter	$26,550.00	$2,903.90	$297.83
River	$15,090.00	$638.26	$341.20

Riverwalk	$20,840.00	$2,285.96	$1,094.40
Rooney	$18,160.00	$782.36	$1,144.00
Roseberry	$14,669.00	$732.10	$-
Rosewood	$14,600.00	$727.00	$354.84
Roxy	$17,150.00	$718.16	$936.50
Saddlebred	$22,540.00	$992.16	$669.50
Saint	$16,830.00	$739.56	$1,410.40
Sajni	$10,500.00	$600.00	$396.34
Salem	$8,071.00	$669.06	$197.55
Salinas	$8,050.00	$460.00	$205.31
Saturn	$12,780.00	$526.70	$135.20
Scepter	$15,350.00	$588.86	$386.01
Sequoyah	$8,680.00	$744.00	$187.86
Shallowford	$12,670.00	$1,086.00	$965.36
Shoreline	$9,921.00	$624.50	$622.80
Sigma	$18,780.00	$819.80	$370.80
Simon	$-	$-	$-
Sims	$9,550.00	$136.45	$-
Soapstone	$-	$500.10	$132.00
Sodalis	$15,480.00	$1,450.00	$319.43
Spencer	$16,755.00	$693.86	$442.09
Splash	$6,315.00	$559.56	$346.50
Spring	$13,320.00	$744.00	$271.20
Stonebriar	$10,850.00	$545.46	$55.50
Sugar	$14,870.00	$735.30	$287.20
Summerset	$14,659.00	$594.30	$-
Sundance	$11,020.00	$945.00	$419.70
Sunnyside	$7,900.00	$451.55	$564.23
Swift	$18,520.00	$1,978.16	$566.73
Taylor	$12,260.00	$690.00	$10.55
Terracotta	$16,990.00	$699.10	$1,144.37
Theodore	$-	$-	$-
Tulip	$16,950.00	$832.00	$-
Tuscan	$8,071.00	$827.60	$206.55
Tuscarora	$11,750.00	$671.99	$370.80
Tuxford	$14,220.00	$687.56	$303.20
Vernon	$14,890.00	$581.46	$303.20
Walton	$15,910.00	$1,735.16	$159.39
Wave	$17,890.00	$716.66	$-
Weldon	$12,540.00	$515.36	$231.20
Wellington	$21,320.00	$1,215.00	$494.46
Wentworth	$13,407.00	$562.66	$-
Wescott	$14,540.00	$1,008.26	$823.50
Westchester	$16,030.00	$910.66	$503.34
Wildwood	$11,830.00	$751.96	$934.06
Willow	$15,320.00	$879.00	$747.50
Wilson	$20,150.00	$1,155.00	$1,087.00
Windsor	$15,584.00	$786.06	$1,204.80
Winston	$17,050.00	$987.00	$58.52
Wisteria	$16,180.00	$652.80	$2.00
Total	$3,199,826	$215,284	$104,073

Reimbursement of Expenses

Because the manager’s personnel will perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, the manager will be reimbursed for the documented cost of performing such tasks.  We will also pay all fees, costs and expenses of the series, and of our company as applicable, other than those specifically required to be borne by the manager under the operating agreement. These expenses include, but are not limited to:

●	expenses associated with the listing of our interests (or any other securities of our company) on a securities exchange or alternative trading system (“ATS”), if applicable, or with the formation of our company or any series or subsidiary thereof and the offering, issuance and distribution of our interests (or any other securities of our company), such as selling commissions and fees, advertising expenses, taxes, legal and accounting fees, listing and registration fees;

●	expenses in connection with the transaction costs incident to the acquisition, origination, disposition and financing of our properties;

●	expenses of organizing, revising, amending, converting, modifying or terminating our company or any series or subsidiary thereof;

●	costs associated with the establishment and maintenance of any credit facilities, repurchase agreements, and securitization vehicles or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs);

●	expenses connected with communications to any lenders and holders of our securities or of our subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with any lenders and holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the Commission, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our interests on any exchange, the fees payable by us to any such exchange in connection with its listing, and costs of preparing, printing and mailing our annual report to our investors and proxy materials with respect to any meeting of our investors;

●	expenses incurred by managers, officers, personnel and agents of the manager for travel on our behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of the manager in connection with the purchase, origination, financing, refinancing, sale or other disposition of a property;

●	costs and expenses incurred with respect to market information systems and publications, pricing and valuation services, research publications and materials, and settlement, clearing and custodial fees and expenses;

●	compensation and expenses of our custodian and transfer agent, if any;

●	all other costs and expenses relating to our business operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of properties, including appraisal, reporting, audit and legal fees;

●	all costs and expenses relating to the development and management of our website

●	any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise), including any costs or expenses incurred in connection therewith, against us or any subsidiary, or against any trustee, director or executive officer of us or of any subsidiary in his or her capacity as such for which we or any subsidiary is required to indemnify such trustee, director or executive officer by any court or governmental agency; and

●	all other expenses actually incurred by the manager (except as described below) which are reasonably necessary for the performance by the manager of its duties and functions under the operating agreement.

However, to the extent the manager advances the fees, costs and expenses that it is not obligated to pay under the operating agreement, our company will reimburse the manager for such fees, costs and expenses. Expense reimbursements shall be payable monthly in cash.

Indemnification of the Manager

The operating agreement provides that none of our manager, any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of our manager nor persons acting at the request of our company in certain capacities with respect to other entities will be liable to our company, any series or any interest holders for any act or omission taken by them in connection with the business of our company or any series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each series will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving our company or such series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Term and Removal of the Manager

The operating agreement provides that the manager will serve as the manager for an indefinite term, and that the manager may be removed as manager of our company and each series of interests only in very limited circumstances. Members of the Company by their super majority vote (an affirmative vote of the holders of the Company’s outstanding membership interests of all series representing at least two-thirds of the total votes eligible to be cast, voting together as a single class) may remove the manager at any time following a non-appealable judgment of a court of competent jurisdiction which finds that the manager has committed fraud in connection with our company or a series of interests which has a material adverse effect on the Company. Additionally, the manager may choose to withdraw as the manager, under certain circumstances.

In the event that the manager is removed, the plurality of members of the Company may appoint a replacement managing member or approve the liquidation, dissolution and termination of the Company and each of the series in accordance with the operating agreement.

The manager may assign its rights under the operating agreement in its entirety or delegate certain of its duties under the operating agreement to any of its affiliates without the approval of our investors so long as the manager remains liable for any such affiliate’s performance.

The manager may withdraw as the manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event.

In the event of the removal of the manager, the manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. The manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Other than any accrued fees payable to the manager, no additional compensation will be paid to the manager in the event of the removal of the manager.

Manager Affiliates

Our manager controls eight affiliated entities that also seek to issue securities pursuant to Tier 2 of Regulation A:

Arrived Homes II, LLC – Arrived Homes II, LLC was formed on February 2, 2022 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes II, LLC.

Arrived Homes 3, LLC – Arrived Homes 3, LLC was formed on January 4, 2023 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes 3, LLC.

Arrived Homes 4, LLC – Arrived Homes 4, LLC was formed on July 28, 2023 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes 4, LLC.

Arrived Homes 5, LLC – Arrived Homes 5, LLC was formed on July 12, 2024 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes 5, LLC.

Arrived STR, LLC– Arrived STR, LLC was formed on July 11, 2022 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived STR, LLC.

Arrived STR 2, LLC– Arrived STR 2, LLC was formed on January 12, 2023 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived STR 2, LLC.

Arrived SFR Genesis Fund, LLC– Arrived SFR Genesis Fund, LLC was formed on May 1, 2023 as a Delaware limited liability company to originate, invest in and manage a diversified portfolio of single family residential real estate properties.

Arrived Debt Fund, LLC – Arrived Debt Fund, LLC was formed on December 21, 2023 as a Delaware limited liability company to invest in and manage a diversified portfolio of residential real estate investments.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by our company. Each of our executive officers, who are also executive officers of the manager, manages our day-to-day affairs, oversees the review, selection and recommendation of investment opportunities, services acquired properties and monitors the performance of these properties to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of the manager, from the manager. We do not intend to pay any compensation to these individuals.

Compensation of the Manager

The manager will receive compensation and reimbursement for costs incurred relating to this and other offerings (e.g., Offering Expenses and Acquisition Expenses) as discussed above. Neither the manager nor any of its affiliates will receive any selling commissions or dealer manager fees in connection with this or other series offerings. See “Plan of Distribution and Subscription Procedure—Fees and Expenses” and “Use of Proceeds to Issuer” for further details.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Our company is managed by Arrived Fund Manager, LLC, the manager, who will also be the manager of all of our series. The manager currently does not own, and at the closing of each series offering is not expected to own, any of the interests in any series.

No executive officers and directors beneficially own more than 10% of any series of our company. Additionally, no other security holders beneficially own more than 10% of any series of our company.

The manager or an affiliate of the manager may purchase interests in any series of our company on the same terms as offered to investors. No brokerage fee will be paid on any interests purchased by the manager or its affiliates. Additionally, the manager may acquire interests in any series of our company in the event that a promissory note issued to the manager in connection with the acquisition of a series property, if outstanding, is not repaid on or prior to its maturity date, at which point, the outstanding balance of the promissory note will be converted into series interests under the same terms as in the applicable series offering.

The address of Arrived Holdings, Inc., the sole member of our manager, is 1700 Westlake Avenue N, Suite 200, Seattle, WA 98109.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions during our last two completed fiscal years and the current fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Arrived Homes Series Lierly LLC completed the acquisition of the Arrived Homes Series Lierly property for a purchase price of $215,000 on January 20, 2021, prior to the start of its offering. Arrived Homes Series Lierly purchased the Arrived Homes Series Lierly property from Arrived Homes, LP, an affiliate of the manager, who originally paid $212,500 for the property. To pay the $215,000 Arrived Homes Series Lierly property purchase price, Arrived Homes Series Lierly issued a promissory note to our owner affiliate, the former owner of the Arrived Homes Series Lierly property, in the amount of $215,000.

Arrived Homes Series Soapstone LLC completed the acquisition of the Arrived Homes Series Soapstone property for a purchase price of $220,000 on January 20, 2021, prior to the start of its offering. Arrived Homes Series Soapstone purchased the Arrived Homes Series Soapstone property from Arrived Homes, LP, an affiliate of the manager, who originally paid $217,500 for the property. To pay the $220,000 Arrived Homes Series Soapstone property purchase price, Arrived Homes Series Soapstone issued a promissory note to our owner affiliate, the former owner of the Arrived Homes Series Soapstone property, in the amount of $220,000.

Arrived Homes Series Patrick LLC completed the acquisition of the Arrived Homes Series Patrick property for a purchase price of $210,205 on January 4, 2021, prior to the start of its offering. Arrived Homes Series Patrick purchased the Arrived Homes Series Patrick property from the manager, who originally paid $191,000 for the property. To pay the $210,205 Arrived Homes Series Patrick property purchase price, Arrived Homes Series Patrick issued a promissory note to the manager, the former owner of the Arrived Homes Series Patrick property, in the amount of $210,205.

Arrived Homes Series Pecan LLC completed the acquisition of the Arrived Homes Series Pecan property for a purchase price of $208,495 on January 1, 2021, prior to the start of its offering. Arrived Homes Series Pecan purchased the Arrived Homes Series Pecan property from the manager, who originally paid $198,500 for the property. To pay the $208,495 Arrived Homes Series Pecan property purchase price, Arrived Homes Series Pecan issued a promissory note to the manager, the former owner of the Arrived Homes Series Pecan property, in the amount of $208,495.

Arrived Homes Series Plumtree LLC completed the acquisition of the Arrived Homes Series Plumtree property for a purchase price of $202,950 on January 4, 2021, prior to the start of its offering. Arrived Homes Series Plumtree purchased the Arrived Homes Series Plumtree property from the manager, who originally paid $190,000 for the property. To pay the $202,950 Arrived Homes Series Plumtree property purchase price, Arrived Homes Series Plumtree issued a promissory note to the manager, the former owner of the Arrived Homes Series Plumtree property, in the amount of $202,950.

Arrived Homes Series Chaparral LLC completed the acquisition of the Arrived Homes Series Chaparral property for a purchase price of $197,965 on January 14, 2021, prior to the start of its offering. Arrived Homes Series Chaparral purchased the Arrived Homes Series Chaparral property from the manager, who originally paid $184,900 for the property. To pay the $197,965 Arrived Homes Series Chaparral property purchase price, Arrived Homes Series Chaparral issued a promissory note to the manager, the former owner of the Arrived Homes Series Chaparral property, in the amount of $197,965.

Arrived Homes Series Splash LLC completed the acquisition of the Arrived Homes Series Splash property for a purchase price of $215,000 on April 30, 2021, prior to the start of its offering. Arrived Homes Series Splash purchased the Arrived Homes Series Splash property from the manager, who originally paid $215,000 for the property. To pay the $215,000 Arrived Homes Series Splash property purchase price, Arrived Homes Series Splash issued a promissory note to the manager in the amount of $92,500 and secured a mortgage loan for the remaining $122,500 from Arvest Bank.

Arrived Homes Series Tuscan LLC completed the acquisition of the Arrived Homes Series Tuscan property for a purchase price of $320,898 on May 12, 2021, prior to the start of its offering. Arrived Homes Series Tuscan purchased the Arrived Homes Series Tuscan property from the manager, who originally paid $320,898 for the property. To pay the $320,898 Arrived Homes Series Tuscan property purchase price, Arrived Homes Series Tuscan issued a promissory note to the manager in the amount of $139,418 and secured a mortgage loan for the remaining $181,480 from Arvest Bank.

Arrived Homes Series Kingsley LLC completed the acquisition of the Arrived Homes Series Kingsley property from an unaffiliated seller for a purchase price of $315,000 on June 1, 2021, prior to the start of its offering. To pay the $315,000 Arrived Homes Series Kingsley property purchase price, Arrived Homes Series Kingsley borrowed $100,000 from the manager in exchange for issuing a promissory note to the manager in the amount of $100,000 and secured a mortgage loan for the remaining $215,000 from Certain Lending, Inc.

Arrived Homes Series Eastfair LLC completed the acquisition of the Arrived Homes Series Eastfair property from an unaffiliated seller for a purchase price of $215,000 on June 4, 2021, prior to the start of its offering. To pay the $215,000 Arrived Homes Series Eastfair property purchase price, Arrived Homes Series Eastfair borrowed $65,000 from the manager in exchange for issuing a promissory note to the manager in the amount of $65,000 and secured a mortgage loan for the remaining $150,000 from Certain Lending, Inc.

Arrived Homes Series Centennial LLC completed the acquisition of the Arrived Homes Series Centennial property from an unaffiliated seller for a purchase price of $285,000 on June 7, 2021, prior to the start of its offering. To pay the $285,000 Arrived Homes Series Centennial property purchase price, Arrived Homes Series Centennial borrowed $115,000 from the manager in exchange for issuing a promissory note to the manager in the amount of $115,000 and secured a mortgage loan for the remaining $190,000 from Certain Lending, Inc.

With respect to the additional series that will be offering their interests by way of this offering circular and other future series, their properties will be acquired in accordance with one of the acquisition methods discussed in the section titled “Description of Business – Acquisition Mechanics.” Therefore, the manager is expected to continue to receive interest income from loans to the multiple series.

DESCRIPTION OF THE SECURITIES BEING OFFERED

The following is a summary of the principal terms of, and is qualified by reference to, our operating agreement, the series designations, and the subscription agreements relating to the purchase of the interests offered hereby, which are attached as exhibits to the offering statement of which this offering circular forms a part. This summary is qualified in its entirety by reference to the detailed provisions of those documents which should be reviewed in their entirety by each prospective investor. In the event that the provisions of this summary differ from the provisions of the operating agreement, the series designations or the subscription agreements, as applicable, the provisions of the operating agreement, the series designations or the subscription agreements, as applicable, shall apply. Capitalized terms used in this summary (and elsewhere in this offering circular) that are not defined herein shall have the meanings ascribed thereto in the operating agreement.

Description of the Interests

Our company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of membership interests in a series of our company is an investment only in that particular series and not an investment in our company as a whole. In accordance with the LLC Act, each series is, and any other series if issuing interests in the future will be, a separate series of our company and not in a separate legal entity. Our company has not issued, and does not intend to issue, any class of any series interests entitled to any preemptive, preferential or other rights that are not otherwise available to the holders purchasing interests in connection with any offering.

Subject to the provisions of the operating agreement, the manager can cause our company to establish one or more series of our company through the creation of a written series designation for each new series. A series designation relates solely to the series established thereby and shall not be construed: (i) to affect the terms and conditions of any other series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of interests associated with any other series, or the members associated therewith. The terms and conditions for each series are as set forth in the operating agreement and in the series designation, as applicable. Upon approval of any series designation by the manager, the series designation is attached to the operating agreement as an exhibit. The series designation establishing a series may: (i) specify a name or names under which the business and affairs of such series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of interests of such series and the members associated therewith (to the extent such terms differ from those set forth in the operating agreement); and (iii) designate or authorize the designation of specific officers to be associated with such series.

Title to the properties will be held by the applicable series of our company or through a Delaware limited liability company which will be a wholly-owned subsidiary of the applicable series. We intend that each series will own a single property. We do not anticipate that any of the series will acquire any properties other than their respective property. New series will be formed and will issue their own interests for future properties. An investor who invests in an offering of a series will not have any indirect interest in any property of any other series unless the investor also participates in a separate series offering associated with that other property.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and upon the closing of an offering for a series, the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series. Accordingly, our company expects the manager to maintain separate, distinct records, and bank accounts, for each series and its associated assets and liabilities. As such, the assets of a series include only the property associated with that series and other related assets (e.g., cash reserves). As noted in the “Risk Factors” section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of our company generally where the assets of such other series or of our company generally are insufficient to meet our company’s liabilities.

Section 18-215(c) of the LLC Act provides that a series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. Our company intends for each series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular series and title to the relevant property will be held by, or for the benefit of, the relevant series.

All of the series interests offered by this offering circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the series interests, as determined by the manager, the holders of such series interests will not be liable to our company to make any additional capital contributions with respect to such series interests (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of series interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any interests and no preferential rights to distributions.

The series described in this offering circular will use the proceeds of the respective offerings to repay any promissory notes issued to the manager or loans taken out or payments made by the manager to acquire their respective properties pursuant to the respective purchase and sale agreements, as well as pay certain fees and expenses related to the property acquisitions and each offering (please see the “Use of Proceeds to Issuer” sections for each offering for further details). An investor in an offering will acquire an ownership interest in the series interests related to that offering and not, for the avoidance of doubt, in (i) our company, (ii) any other series, (iii) the manager, (iv) the Arrived platform or (v) the property associated with the series or any property owned by any other series.

Further Issuance of Interests

The operating agreement provides that our company may issue interests of each series to no more than 2,000 “qualified purchasers” (no more than 500 of which may be non-“accredited investors”). The manager, in its sole discretion, has the option to issue additional interests (in addition to those issued in connection with any offering) on the same terms as the interests of applicable series being offered hereunder as may be required from time to time in order to pay any operating expenses related to the applicable property.

Distribution Rights

The manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to interest holders except as otherwise limited by law or the operating agreement.

“Free Cash Flow” consists of the net income (as determined under GAAP), including property rental income, generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the property related to such series. The manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series.

Our company expects the manager to make distributions of any Free Cash Flow on a semi-annual basis as set forth below. However, the manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion. For example, the manager may determine to hold distributions until the effective distribution amount, per investor, equals or exceeds $5.00. In this case, the manager would accrue these distributions in an escrow account to be distributed once the minimum distribution amount has been reached or exceeded. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions.

Any Free Cash Flow generated by a series from the utilization of the property related to such series shall be applied within the series in the following order of priority:

●	repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest (as defined below);

●	thereafter to create such reserves as the manager deems necessary, in its sole discretion, to meet future operating expenses; and

●	thereafter by way of distribution to interest holders of such series (net of corporate income taxes applicable to the series), which may include the manager or any of its affiliates.

No series will distribute a property in kind to its interest holders.

If the Operating Expenses exceed the amount of revenues generated from a series property and cannot be covered by any Operating Expense reserves on the balance sheet of such series property, the manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which the manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such series property (which we refer to as “Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional interests to be issued in such series in order to cover such additional amounts.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the series for the amount of the distribution for three years. Under the LLC Act, a series limited liability company may not make a distribution with respect to a series to a member if, after the distribution, all liabilities of such series, other than liabilities to members on account of their limited liability company interests with respect to such series and liabilities for which the recourse of creditors is limited to specific property of such series, would exceed the fair value of the assets of such series. For the purpose of determining the fair value of the assets of the series, the LLC Act provides that the fair value of property of the series subject to liability for which recourse of creditors is limited shall be included in the assets of such series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

Valuation Policies

Our operating agreement provides that, following the six-month introductory period, at the end of each quarterly period, our manager’s internal accountants and asset management team will calculate a NAV per interest for each series using a process that reflects, among other matters,

● an estimated value of the series property, as determined by the manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources related to (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) as described more fully below under “-NAV Estimates Determination and Valuation Methodology,” in certain instances, reports regarding the underlying real estate provided by an independent valuation expert or automated valuation models;

● the price of liquid assets for which third party market quotes are available;

● accruals of our periodic distributions on interests in the series; and

● estimated accruals of the revenues, fees and expenses of the series where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the series by our manager.

Such determinations may include subjective judgments by the manager regarding the applicability of certain inputs to market rents and comparable sales information. While we do look at capitalization rates to help us to determine whether or not to acquire a property (see “Description of Business - Our Investment Criteria”), we do not utilize a capitalization rate approach in determining NAV, because given the nature of the series properties as primary residences, we do not believe that the value of a series’ primary asset can be determined based solely on the series’ rental revenues as the resale value of such asset will be decided independently of the success of such rental revenues.

In instances where we determine that an appraisal of the series property is necessary, including, but not limited to, instances where the manager is unsure of its ability on its own to accurately determine the estimated values of such series property, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange, after the introductory period, our goal is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our series properties. In addition, for any given period, our published NAV per interest may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Note, however, that the determination of the NAV for the interests of each series is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of each series’ NAV per interest may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in each series’ NAV per interest may be in favor of either holders who buy interests or sell their interests, or existing holders.

NAV Estimates Determination and Valuation Methodology

In accordance with our manager’s valuation policy, the NAV estimates used in calculating each series’ per interest purchase price are determined using the following process. First, our manager’s asset management team presents a valuation recommendation to the internal accountants, with supporting analysis, which includes estimates of our underlying real estate values along with estimates of our investment instrument values (and may or may not include a third-party expert valuation or automated valuation model (AVM) report). Our manager may use a number of different third-party expert valuation or AVM reports, and such reports may vary from time to time for any specific series. Additionally, while such reports may be used to assist our manager in determining a valuation recommendation, our manager’s asset management team will ultimately decide upon the valuation recommendation independent of such valuation reports, using the method described below. Second, our manager’s internal accountants calculate the total valuation and per interest purchase price for each series utilizing the asset management team’s recommendations. Third, the investment-level valuation recommendations and total series valuations are presented to our manager’s investment committee for review and approval, with final reports issued to investors in the applicable series only after the investment committee approves all valuations and implied per interest purchase prices.

In order to estimate the value of each series’ assets, our manager will first review at least one, but not more than five, equally weighted AVM reports, which reports will be disclosed in the relevant offering circular supplement, in order to assess and determine comparable metrics, such as price per square foot or price per home in order to calculate a potential value for a given asset. If the difference among the AVM reports is minimal (less than 7%), our manager with use the average of the AVM reports in the valuation process. Our manager will then compare the comparable sales price to the progress towards, and costs of, any improvements being made to the asset (including any estimated construction, financing, architectural, engineering and other soft costs) in order to ascertain the implied net value of each asset. When conducting this analysis, our manager will leverage market research and its experience and reasonable judgment to make subjective decisions regarding many assumptions, such as timeline to completion of any renovations, future interest rate environment, future sale prices, surrounding neighborhood dynamics, home design, layout and depth of rental market (in particular, demographics, income bracket and other lifestyle considerations). If any AVM report or average or combination of multiple AVM reports that our manager uses to determine the valuation reflects a difference of three percent (3%) or greater from the prior property valuation, not including any adjustments made for any renovations, our manager will conduct a further sales comparison analysis using individual comparable sales in the area of the property to test the validity of the AVM report valuation. If the results of the sales comparison analysis are consistent with the AVM report valuation, our manager’s asset management team will utilize this original valuation. If the results are not consistent with the AVM report valuation, this team will utilize its own sales comparison valuation, an appraisal conducted by a third party, or a combination thereof. The source of the valuation will be disclosed in the relevant offering circular supplement at the time such NAV is provided.

Interest Purchase Price Adjustments

Each series’ per interest purchase price will initially be indicated in the Series Offering Table in the column labeled “Offering Price per Interest.” Thereafter, the per interest purchase price for the series interests will initially be adjusted by the manager six months following the initial closing of the offering of interests in such series as listed in the Series Offering Table (the “introductory period”). Following the introductory period, the manager will adjust the per interest purchase price for each series quarterly (with exact dates to be announced) to equal the NAV per interest.

We will file with the Commission on a quarterly basis an offering circular supplement disclosing the determination of each series’ NAV per interest that will be applicable for such upcoming period (a “pricing supplement”). We will also post each series’ NAV for such upcoming quarter on the Arrived platform. The Arrived platform also will contain this offering circular, including any supplements and amendments. Each offering circular supplement filed with the Commission will include the principal valuation components of each series’ NAV.

Any subscriptions that we receive prior to the filing of the pricing supplement disclosing our NAV adjustment will be executed at the purchase price in effect at the time such subscription is received. Thus, even if settlement occurs during the following quarterly period, the purchase price for the interests will be the price in effect at the time the subscription was received.

However, to the extent quantifiable, if a material event occurs in between updates of any series’ NAV per interest that would cause such NAV per interest to change by 7% or more from the last disclosed NAV per interest, we will disclose the updated NAV and our asset management team’s reasoning for such change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on the Arrived platform. If prior to our public announcement of such change an investor has submitted a subscription agreement but has not yet been admitted to a series, such investor will be given the opportunity to revoke his or her subscription.

Redemption Provisions

The interests are not redeemable.

Registration Rights

There are no registration rights in respect of the interests.

Voting Rights

The manager is not required to hold an annual meeting of interest holders. The operating agreement provides that meetings of interest holders may be called by the manager and a designee of the manager shall act as chairman at such meetings. The investor does not have any voting rights as an interest holder in our company or a series except with respect to:

(i) the removal of the manager;

(ii) the dissolution of our company upon the for-cause removal of the manager, and

(iii) an amendment to the operating agreement that would:

a. enlarge the obligations of, or adversely effect, an interest holder in any material respect;

b. reduce the voting percentage required for any action to be taken by the holders of interests in our company under the operating agreement;

c. change the situations in which our company and any series can be dissolved or terminated;

d. change the term of our company (other than the circumstances provided in the operating agreement); or

e. give any person the right to dissolve our company.

When entitled to vote on a matter, each interest holder will be entitled to one vote per interest held by it on all matters submitted to a vote of the interest holders of an applicable series or of the interest holders of all series of our company, as applicable. The removal of the manager as manager of our company and all series must be approved by a Super Majority Vote, that is, an affirmative vote of holders of interests of all series representing at least two thirds of the total votes that may be cast by all outstanding interests, voting together as a single class. All other matters to be voted on by the interest holders must be approved by a majority of the votes cast by interest holders in any series of our company present in person or represented by proxy.

The consent of the holders of a majority of the interests of a series is required for any amendment to the operating agreement that would adversely change the rights of the interest holders in such series, result in mergers, consolidations or conversions of such series and for any other matter as the manager, in its sole discretion, determines will require the approval of the holders of the interests of a series voting as a separate class.

The manager or its affiliates (if they hold series interests) may not vote as an interest holder in respect of any matter put to the interest holders. However, the submission of any action of our company or a series for a vote of the interest holders shall first be approved by the manager and no amendment to the operating agreement may be made without the prior approval of the manager that would decrease the rights of the manager or increase the obligations of the manager thereunder.

The manager has broad authority to take action with respect to our company and any series. See “Management” for more information. Except as set forth above, the manager may amend the operating agreement without the approval of the interest holders to, among other things, reflect the following:

●	the merger of our company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;

●	a change that the manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;

●	a change that the manager determines to be necessary, desirable or appropriate to facilitate the trading of interests;

●	a change that the manager determines to be necessary or appropriate for our company to qualify as a limited liability company under the laws of any state or to ensure that each series will continue to qualify as a corporation for U.S. federal income tax purposes;

●	an amendment that the manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent our company, the manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

●	any amendment that the manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional series;

●	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the operating agreement;

●	any amendment that the manager determines to be necessary or appropriate for the formation by our company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the operating agreement;

●	a change in the fiscal year or taxable year and related changes; and

●	any other amendments which the manager deems necessary or appropriate to enable the manager to exercise its authority under the Agreement.

In each case, the manager may make such amendments to the operating agreement provided the manager determines that those amendments:

●	do not adversely affect the interest holders (including any particular series as compared to other series) in any material respect;

●	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

●	are necessary or appropriate to facilitate the trading of interests, to comply with any rule, regulation, guideline or requirement of any securities exchange on which the interests may be listed for trading, compliance with any of which the manager deems to be in the best interests of our company and the interest holders;

●	are necessary or appropriate for any action taken by the manager relating to splits or combinations of interests under the provisions of the operating agreement; or

●	are required to effect the intent expressed in this offering circular or the intent of the provisions of the operating agreement or are otherwise contemplated by the operating agreement.

Furthermore, the manager retains sole discretion to create and set the terms of any new series and will have the sole power to acquire, manage and dispose of property of each series.

Liquidation Rights

The operating agreement provides that our company shall remain in existence until the earlier of the following: (i) the election of the manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of our company; (iii) the entry of a decree of judicial dissolution of our company; (iv) at any time that our company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all interest holders of our company following the for-cause removal of the manager. Under no circumstances may our company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the interests in the profits of our company).

A series shall remain in existence until the earlier of the following: (i) the dissolution of our company, (ii) the election of the manager to dissolve such series; (iii) the sale, exchange or other disposition of substantially all of the assets of the series; or (iv) at any time that the series no longer has any members, unless the business is continued in accordance with the LLC Act. Under no circumstances may a series be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the interests in the profits of the series).

Upon the occurrence of any such event, the manager (or a liquidator selected by the manager) is charged with winding up the affairs of the series or our company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a series or our company as a whole, as applicable, the property will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation (as defined in the operating agreement)), and thereafter, (iii) to the interest holders of the relevant series, allocated pro rata based on the number of interests held by each interest holder (which may include the manager, any of its affiliates and sellers of the properties and which distribution within a series will be made consistent with any preferences which exist within such series).

Restrictions on Ownership and Transfer

The interests of each series are subject to restrictions on transferability. An interest holder may not transfer its interests without the consent of the manager. The manager may withhold consent in its discretion, including when the manager determines that such transfer, assignment or pledge would result in (a) there being more than 2,000 beneficial owners of the series or more than 500 beneficial owners of the series that are not “accredited investors,” (b) the assets of the series being deemed “plan assets” for purposes of ERISA, (c) such interest holder holding in excess of 9.8% of the series, (d) a change of US federal income tax treatment of our company or the series, or (e) our company, the series or the manager being subject to additional regulatory requirements. The transferring interest holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such transfer is completed) including any legal fees incurred by our company or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The manager or its affiliates will acquire interests in each series for their own accounts and may, from time to time and only in accordance with applicable securities laws (which may include filing an amendment to this offering circular), transfer these interests, either directly or through brokers, via the Arrived platform or otherwise.

Additionally, unless and until the interests of our company are listed or quoted for trading, there are restrictions on the holder’s ability to pledge or transfer the interests. There can be no assurance that we will, or will be able to, register the interests for resale and there can be no guarantee that a liquid market for the interests will develop. Therefore, investors may be required to hold their interests indefinitely. Please refer to the operating agreement and the subscription agreement for additional information regarding these restrictions. To the extent certificated, the interests issued in each offering will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Restrictions of Transfers related to REIT Qualification

In order for us to qualify as a REIT under the Internal Revenue Code, interests of each series must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, under Section 856(h) of the Internal Revenue Code, a REIT cannot be “closely held.” In this regard, not more than 50% of the value of a series interests may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). See the section entitled “U.S. Federal Income Tax Considerations” in this offering circular for further discussion on this topic.

The relevant sections of the operating agreement provide that, after the completion of an offering of a series interests and subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (in value or number of interests, whichever is more restrictive) of the aggregate of our outstanding interests or total capital stock or more than 9.8% (in value or number of interests, whichever is more restrictive) of a series interests; we refer to these limitations as the “ownership limits.”

The constructive ownership rules under the Internal Revenue Code are complex and may cause interests actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value of the aggregate of our outstanding interests or total capital stock of a series and 9.8% (in value or in number of interests, whichever is more restrictive) of any series (or the acquisition of an interest in an entity that owns, actually or constructively, stock by an individual or entity) could, nevertheless, cause that individual or entity, or another individual or entity, to violate the ownership limits.

Our manager may, upon receipt of certain representations, undertakings and agreements and in its sole discretion, exempt (prospectively or retroactively) any person from the ownership limits and establish a different limit, or excepted holder limit, for a particular person if the person’s ownership in excess of the ownership limits will not then or in the future result in us failing the “closely held” test under Section 856(h) of the Internal Revenue Code (without regard to whether the person’s interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT. In order to be considered by our manager for exemption, a person also must not own, actually or constructively, an interest in one of our tenants (or a tenant of any entity which we own or control) that would cause us to own, actually or constructively, more than a 9.9% interest in the tenant unless the revenue derived by us from such tenant is sufficiently small that, in the opinion of our manager, rent from such tenant would not adversely affect our ability to qualify as a REIT. The person seeking an exemption must provide such representations and undertakings to the satisfaction of our manager that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the interests causing the violation. As a condition of granting an exemption or creating an excepted holder limit, our manager may, but is not be required to, obtain an opinion of counsel or private ruling from the Service satisfactory to our manager with respect to our qualification as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting an exemption from the ownership limits or establishing an excepted holder limit or at any other time, our manager may increase or decrease the ownership limits. Any decrease in the ownership limits will not be effective for any person whose percentage ownership of a series interests is in excess of such decreased limits until such person’s percentage ownership of the series interests equals or falls below such decreased limits (other than a decrease as a result of a retroactive change in existing law, which will be effective immediately), but any further acquisition of the series’ interests in excess of such percentage ownership will be in violation of the applicable limits. Our manager may not increase or decrease the ownership limits if, after giving effect to such increase or decrease, five or fewer persons could beneficially own or constructively own in the aggregate more than 49.9% in value of the interests of a series then outstanding. Prior to any modification of the ownership limits, our manager may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT.

The operating agreement further prohibits:

●	any person from beneficially or constructively owning, applying certain attribution rules of the Internal Revenue Code, stock that would result in us failing the “closely held” test under Section 856(h) of the Internal Revenue Code (without regard to whether the investor’s interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

●	any person from transferring a series interests if such transfer would result in a series interests being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of a series’ interests that will or may violate the ownership limits or any of the other foregoing restrictions on ownership and transfer of a series interests will be required to immediately give written notice to us or, in the case of a proposed or attempted transaction, give at least 15 days’ prior written notice to us, and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The ownership limits and the other restrictions on ownership and transfer of a series interests will not apply if our manager determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with the restrictions on ownership and transfer of our interests is no longer required in order for us to qualify as a REIT.

If any transfer of a series interests would result in the series interests being beneficially owned by fewer than 100 persons, such transfer will be void from the time of such purported transfer and the intended transferee will acquire no rights in such interests. In addition, if any purported transfer of a series interests or any other event would otherwise result in any person violating the ownership limits or such other limit established by our board of directors, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem interests, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of the outstanding interests of a series, will be required to give written notice to us within 30 days after the end of each taxable year stating the name and address of such owner, the number of interests that the person beneficially owns and a description of the manner in which such interests are held. Each such owner will be required to provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each will, upon demand, be required to provide to us such information as we may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These restrictions on ownership and transfer of our interests could delay, defer or prevent a transaction or a change in control that might involve a premium price for our interests or otherwise be in the best interest of our investors.

Agreement to be Bound by the Operating Agreement; Power of Attorney

By purchasing interests, the investor will be admitted as a member of our company and will be bound by the provisions of, and deemed to be a party to, the operating agreement. Pursuant to the operating agreement, each investor grants to the manager a power of attorney to, among other things, execute and file documents required for our company’s qualification, continuance or dissolution. The power of attorney also grants the manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the operating agreement.

Duties of Officers

The operating agreement provides that, except as may otherwise be provided by the operating agreement, the property, affairs and business of each series will be managed under the direction of the manager. The manager has the power to appoint the officers and such officers have the authority to exercise the powers and perform the duties specified in the operating agreement or as may be specified by the manager.

Our company may decide to enter into separate indemnification agreements with the directors and officers of our company or the manager. If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the operating agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to our company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the operating agreement.

Exclusive Jurisdiction; Waiver of Jury Trial; Federal Securities Law Exceptions

Any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal securities laws allow or require that certain claims be brought in federal courts, as in the case of claims brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the operating agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the operating agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Each will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required or permitted by applicable federal law, a federal court of the United States. If an interest holder were to bring a claim against our company or the manager pursuant to the operating agreement and such claim were governed by state law, it would have to bring such claim in the Delaware Court of Chancery.

The operating agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors to consent to exclusive jurisdiction of the Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought. The exclusive forum provisions spelled out in the operating agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See “Risk Factors—Risks Related of Ownership of Our interests--Any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal law requires that certain claims be brought in federal courts. The operating agreement, to the fullest extent permitted by applicable law, provides for investors to waive their right to a jury trial.” Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the operating agreement with a jury trial. No condition, stipulation or provision of the operating agreement or our interests serves as a waiver by any or beneficial owner of our interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, our company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and our company believes that the provision does not impact the rights of any or beneficial owner of our interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions apply to investors who purchase interests in the series offerings directly from our company as well as to purchasers who may buy series interests in the secondary market, as they, as well, will become series members whose rights vis a vis the interests will be governed according to the terms of the operating agreement

Listing

The interests are not currently listed or quoted for trading on any national securities exchange or national quotation system. We intend for the interests to be listed for trading on an alternative trading system, as described above under “Description of the Business - Liquidity Platform.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to each of the series’ qualification and taxation as a REIT and the acquisition, holding, and disposition of interests. For purposes of this section, references to “we,” “us” or “our company” means each of the series, individually, except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of our company, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this offering circular. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

●	U.S. expatriates;

●	persons who mark-to-market our interests;

●	subchapter S corporations;

●	U.S. investors who are U.S. persons (as defined below) whose functional currency is not the U.S. dollar;

●	financial institutions;

●	insurance companies;

●	broker-dealers;

●	REITs;

●	regulated investment companies;

●	trusts and estates;

●	holders who receive our interests through the exercise of employee stock options or otherwise as compensation;

●	persons holding our interests as part of a “straddle,” “hedge,” “short sale,” “conversion transaction,” “synthetic security” or other integrated investment;

●	non-corporate taxpayers subject to the alternative minimum tax provisions of the Internal Revenue Code;

●	persons holding our interests through a partnership or similar pass-through entity;

●	persons holding a 10% or more (by vote or value) beneficial interest in our company;

●	tax exempt organizations, except to the extent discussed below in “—Treatment of Tax Exempt U.S. investors;” and

●	non-U.S. persons (as defined below), except to the extent discussed below in “—U.S. Taxation of Non-U.S. investors.”

Except to a limited extent noted below, this summary does not address state, local or non-U.S. tax considerations. This summary assumes that investors will hold our interests as capital assets, within the meaning of Section 1221 of the Internal Revenue Code, which generally means as property held for investment.

For the purposes of this summary, a U.S. person is a beneficial owner of our interests who for U.S. federal income tax purposes is:

●	a citizen or resident of the United States;

●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For the purposes of this summary, a U.S. investor is a beneficial owner of our interests who is a U.S. person. A tax exempt organization is a U.S. person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Internal Revenue Code. For the purposes of this summary, a non-U.S. person is a beneficial owner of our interests who is a nonresident alien individual or a non-U.S. corporation for U.S. federal income tax purposes, and a non-U.S. investor is a beneficial owner of our interests who is a non-U.S. person. The term “corporation” includes any entity treated as a corporation for U.S. federal income tax purposes, and the term “partnership” includes any entity treated as a partnership for U.S. federal income tax purposes.

The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts and that a court could agree with the IRS.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR INTERESTS DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR INTERESTS TO ANY PARTICULAR INVESTOR WILL DEPEND ON THE INVESTOR’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR INTERESTS.

Taxation of Our Company

We intend to treat each series as a separate business entity for U.S. federal income tax purposes and the series LLC organization as a non-entity for U.S. federal income tax purposes.  The IRS has issued proposed Treasury Regulations that provide that each individual series of a domestic series LLC organization will generally be treated as a separate entity formed under local law, with each such individual series' classification for U.S. federal income tax purposes determined under general tax principles and the entity classification (also known as the "check-the-box") rules.  Even though the proposed Treasury Regulations are not currently effective, they would require taxpayers that do not adopt their approach with respect to a series LLC formed after the date of the proposed Treasury Regulations to change their treatment of such series LLC once such regulations are finalized, potentially subjecting those taxpayers to substantial costs.  Although the proposed Treasury Regulations effectively penalize taxpayers that do not adopt this approach there can be no assurance as to whether the proposed Treasury Regulations will be finalized in their current form or at all.  Although not expected based on the proposed Treasury Regulations, if the IRS were to adopt a different approach than the one adopted in the proposed Treasury Regulations and successfully challenge our treatment of a series as a separate business entity and the series LLC organization as a non-entity for U.S. federal income tax purposes, we expect that the series LLC organization would be treated as a single corporation that has elected and operated to be taxed as a REIT because we will have made an election for each series to be taxed as a corporation and each series will be organized and operated so as to qualify as a REIT for U.S. federal income tax purposes.  If the series LLC organization were so treated, the timing, amount and character of distributions to investors could be adversely impacted and the ability of the series LLC organization to be taxed as a REIT could be adversely impacted because the activity of each series would be aggregated as the activities of a single REIT.

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with the taxable year ending December 31, 2021. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to its investors if it meets the applicable REIT distribution and other requirements for qualification. We believe that we will be organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that our proposed ownership, organization and method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. However, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations (including with respect to matters that we may not control or for which it is not possible to obtain all the relevant facts) and the possibility of future changes in our circumstances or applicable law, no assurance can be given by us that we will so qualify for any particular year or that the IRS will not challenge our conclusions with respect to our satisfaction of the REIT requirements.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Internal Revenue Code, discussed below. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which we may not control. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

Taxation of REITs in General

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our investors. This treatment substantially eliminates the “double taxation” at the corporate and individual levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the individual level, upon a distribution of dividends by the REIT.

Even if we qualify for taxation as a REIT, we will be subject to U.S. federal income taxation as follows:

●	We will be subject to regular U.S. federal corporate tax on any undistributed income, including capital gain and undistributed cashless income such as accrued but unpaid interest.

●	If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “— Foreclosure property” below.

●	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) treating any income from such property as non-qualifying for purposes of the REIT gross income tests discussed below, provided however, that the gain from the sale of the property or net income from the operation of the property that would not otherwise qualify for the 75% income test but for the foreclosure property election will be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).

●	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

●	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

●	If we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

●	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

●	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our investors, as described below in “—Requirements for Qualification as a REIT.”

●	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any taxable REIT subsidiary, or TRS, and any other TRSs we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.

●	If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we may be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the non-REIT corporation.

●	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, an investor would include its proportionate share of our undistributed long-term capital gain in its income (to the extent we make a timely designation of such gain to the), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the investor’s basis in their ownership of our interests.

●	We may own subsidiaries that will elect to be treated as TRSs and we may hold equity interests in our borrowers or other investments through such TRSs, the earnings of which will be subject to U.S. federal corporate income tax.

No assurance can be given that the amount of any such U.S. federal income or excise taxes will not be substantial. In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

We intend to elect to be taxable as a REIT for U.S. federal income tax purposes for our taxable year ending December 31, 2021 and for all subsequent taxable years. In order to be so qualified, we must meet and continue to meet the requirements discussed below (or as in effect for prior years), relating to our organization, ownership, sources of income, nature of assets and distributions of income to investors.

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable interests or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Internal Revenue Code;

(4) that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

(5) commencing with its second REIT taxable year, the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6) in which, commencing with its second REIT taxable year, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Internal Revenue Code to include specified entities (the “5/50 Test”);

(7) that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8) that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

(9) that uses the calendar year for U.S. federal income tax purposes, and complies with the record-keeping requirements of the Internal Revenue Code and the regulations promulgated thereunder; and

(10) that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the Investment Company Act, which we believe includes the manager. Our interests are generally freely transferable, and we believe that the restrictions on ownership and transfers of our interests do not prevent us from satisfying condition (2). We believe that the interests sold in our series offerings will allow us to timely comply with condition (6). However, depending on the number of investors who subscribe for interests in a series offering and the timing of subscriptions, we may need to conduct an additional offering of a series’ interests to timely comply with conditions (5) and (6). For purposes of determining stock ownership under condition (6) above, a certain stock bonus, pension, or profit sharing plan, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust generally are treated as holding interests of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

To monitor compliance with our ownership requirements, we are generally required to maintain records regarding the actual ownership of our interests. Provided we comply with these recordkeeping requirements and that we would not otherwise have reason to believe we fail the 5/50 Test after exercising reasonable diligence, we will be deemed to have satisfied the 5/50 Test. In addition, the operating agreement provides restrictions regarding the ownership and transfer of our interests, which are intended to assist us in satisfying the ownership requirements described above.

For purposes of condition (9) above, we will use a calendar year for U.S. federal income tax purposes, and we intend to comply with the applicable recordkeeping requirements.

Effect of Subsidiary Entities

Ownership of Partnership Interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Internal Revenue Code. For purposes of determining the amount of the REIT’s taxable income that must be distributed, or is subject to tax, the REIT’s share of partnership income is determined under the partnership tax provisions of the Internal Revenue Code and will reflect any special allocations of income or loss that are not in proportion to capital interests. Income earned through partnerships retains its character for U.S. federal income tax purposes when allocated among its partners. We intend to obtain covenants from any partnerships in which we invest but do not control to operate in compliance with the REIT requirements, but we may not control any particular partnership into which we invest, and thus no assurance can be given that any such partnerships will not operate in a manner that causes us to fail an income or asset test requirement. In general, partnerships are not subject to U.S. federal income tax. However, if a partnership in which we invest is audited, it may be required to pay the hypothetical increase in partner level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on the audit, unless the partnership elects an alternative method under which the taxes resulting from the adjustment (and interest and penalties) are assessed at the partner level. It is possible that partnerships in which we directly and indirectly invest may be subject to U.S. federal income tax, interest and penalties in the event of a U.S. federal income tax audit.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies or other domestic unincorporated entities that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect TRS status. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our investors.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its TRSs in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to us by one or more domestic TRSs we may own, then a portion of the dividends that we distribute to investors who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “—Taxation of Taxable U.S. investors” and “—Annual Distribution Requirements.”

We may hold any equity interests we receive in our borrowers or certain other investments through one or more TRSs. While we intend to manage the size of our TRSs and dividends from our TRSs in a manner that permits us to qualify as a REIT, it is possible that the equity investments appreciate to the point where our TRSs exceed the thresholds mandated by the REIT rules. In such cases, we could lose our REIT status if we are unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests. In any event, any earnings attributable to equity interests held in TRSs or origination activity conducted by TRSs will be subject to U.S. federal corporate income tax.

To the extent we hold an interest in a non-U.S. TRS, potentially including a collateralized debt obligation (“CDO”) investment, we may be required to include our portion of its earnings in our income irrespective of whether or not such non-U.S. TRS has made any distributions. Any such income will not be qualifying income for purposes of the 75% gross income test and may not be qualifying income for purposes of the 95% gross income test.

Gross Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other interests of REITs, interest income derived from mortgage loans secured by real property or by interests in real property, and gains from the sale of real estate assets, including personal property treated as real estate assets, as discussed below (but not including certain debt instruments of publicly-offered REITs that are not secured by mortgages on real property or interests in real property), as well as income from certain kinds of temporary investments. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for purposes of the 75% income test. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income test if (i) we enter into the hedging transaction in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, and the hedge is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, (ii) we enter into the hedging transaction primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests and the hedge is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, or (iii) we enter into the hedging transaction that hedges against transactions described in clause (i) or (ii) and is entered into in connection with the extinguishment of debt or sale of property that are being hedged against by the transactions described in clauses (i) or (ii) and the hedge complies with certain identification requirements. To the extent that we enter into other types of hedging transactions, including hedges of interest rates on debt we acquire as assets, or do not make proper tax identifications, as applicable, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT. No assurances can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests and that such income will not adversely affect our ability to satisfy the REIT qualification requirements.

Rents from Real Property

We expect to acquire interests in real property (through majority-owned subsidiaries with rights to receive preferred economic returns) and may acquire other interests in real property (including equity participations). However, to the extent that we own real property or interests therein, rents we receive qualify as “rents from real property” in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under any particular lease (determined based on the fair market values as of the beginning and end of the taxable year), then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT provisions of the Internal Revenue Code is subject to both legal and factual considerations and therefore can be subject to different interpretations.

In addition, in order for rents received by us to qualify as “rents from real property,” the rent must not be based in whole or in part on the income or profits derived by any person from such real property. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by us. Moreover, for rents received to qualify as “rents from real property,” we generally must not furnish or render certain services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from which we derive no income or through a TRS. We are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payment for such services or, if greater, 150% of our cost of providing such services, does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent.

Rental income will qualify as rents from real property only to the extent that we do not directly or constructively own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of interests of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant.

Failure to Satisfy the Gross Income Tests

We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each quarter of our taxable year, we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, and U.S. Government securities. For this purpose, real estate assets include loans secured by mortgages on real property or on interests in real property to the extent described below, certain mezzanine loans and mortgage backed securities as described below, interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), interests in other qualifying REITs and stock or debt instruments held for less than one year purchased with the proceeds from an offering of stock or certain debt. Second, not more than 25% of our assets may be represented by securities other than those in the 75% asset test. Third, of the assets that do not qualify for purposes of the 75% test and that are not securities of our TRSs: (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets, and (ii) we generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets. Fifth, not more than 25% of the value of our gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Internal Revenue Code, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

Failure to Satisfy Asset Tests

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which we identified the failure to satisfy the REIT asset test) and paying a tax equal to the greater of (x) $50,000 or (y) the amount determined by multiplying the net income generated during a specified period by the assets that cause the failure by the highest U.S. federal income tax rate applicable to corporations.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our investors in an amount at least equal to:

(a) the sum of:

●	90% of our “REIT taxable income” (computed without regard to its deduction for dividends paid and its net capital gains); and

●	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b) the sum of certain items of non-cash income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to investors of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our investors in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. To avoid paying preferential dividends, we must treat every of the class of interests with respect to which we make a distribution the same as every other of that class, and we must not treat any class of interests other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, we could lose our ability to cure an under-distribution in a year with a subsequent year deficiency dividend if we pay preferential dividends. Preferential dividends potentially include “dividend equivalent redemptions.” Accordingly, we intend to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of our interests, if there is more than one, and will seek to avoid dividend equivalent redemptions. If, however, we qualify as a “publicly offered REIT” (within the meaning of Section 562(c) of the Internal Revenue Code) in the future, the preferential dividend rules will cease to apply to us. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our investors include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by us. Our investors would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate interests.

If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT “ordinary income” for such year as defined in Section 4981(e)(1) of the Internal Revenue Code, (2) 95% of our REIT “capital gain net income” for such year as defined in Section 4981(e)(2) of the Internal Revenue Code and (3) 100% of any corresponding undistributed amounts from prior periods, we will be subject to a 4% nondeductible federal excise tax on the excess of such required distribution over the sum of amounts actually distributed plus retained income from such taxable year on which we paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income by us for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. In the event that such shortfalls occur, to meet our distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that we regard as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, investors would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to investors in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and may be required to pay a penalty based on the amount of any deduction taken for deficiency dividends.

In the event that we undertake a transaction (such as a tax-free merger) in which we succeed to earnings and profits of a taxable corporation, in addition to the distribution requirements above we also must distribute such non-REIT earnings and profits to our investors by the close the taxable year of the transaction. Such additional dividends are not deductible against our REIT taxable income. We may be able to rectify a failure to distribute any such non-REIT earnings and profits by making distributions in a later year comparable to deficiency dividends noted above and paying an interest charge.

Liquidating distributions generally will be treated as dividends for purposes of the above rules to the extent of current earnings and profits in the year paid provided we complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” for the benefit of our investors, or terminate our status as a REIT. The U.S. federal income tax treatment of a beneficial interest in a liquidating trust would vary significantly from the U.S. federal income treatment of ownership of our interests.

Prohibited Transactions

Net income we derive from a prohibited transaction outside of a TRS is subject to a 100% tax unless the transaction qualifies for a statutory safe harbor discussed below. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT. For purposes of this 100% tax, income earned from a shared appreciation provision in a mortgage loan (see below) is treated as if the REIT sold an interest in the underlying property (thus subjecting such income to 100% tax if we hold the shared appreciation mortgage outside of a TRS and the underlying property is inventory or held for sale). The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporations (which are taxed at regular corporate rates).

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the highest U.S. federal corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale in the hands of the selling REIT.

Failure to Qualify

In the event that we violate a provision of the Internal Revenue Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Internal Revenue Code apply, we will be subject to U.S. federal corporate income tax. Distributions to our investors in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Internal Revenue Code, distributions to our investors will generally be taxable as qualified dividend income. Subject to certain limitations, dividends in the hands of our corporate U.S. investors may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

Taxation of Taxable U.S. Investors

This section summarizes the taxation of U.S. investors that are not tax exempt organizations.

Distributions

Provided that we qualify as a REIT, distributions made to our taxable U.S. investors out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. investors who receive dividends from taxable subchapter C corporations. However, for taxable years beginning after December 31, 2017 and before January 1, 2026 and subject to certain limitations, individuals and other non-corporate taxpayers may deduct up to 20% of “qualified REIT dividends.” Qualified REIT dividends eligible for this deduction generally will include our dividends received by a non-corporate U.S. investor that we do not designate as capital gain dividends and that are not qualified dividend income. If we fail to qualify as a REIT, such investors may not claim this deduction with respect to dividends paid by us.

Distributions from us that are designated as capital gain dividends will be taxed to U.S. investors as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. investor has held our interests. To the extent that we elect under the applicable provisions of the Internal Revenue Code to retain our net capital gains, U.S. investors will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. investors will increase their adjusted tax basis in our interests by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. investors may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. investors who are individuals and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. investors who are individuals, to the extent of previously claimed depreciation deductions. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

Distributions from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. investor to the extent that they do not exceed the adjusted tax basis of the U.S. investor’s interests in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these interests of interests. To the extent that such distributions exceed the adjusted tax basis of a U.S. investor’s interests, they will be treated as gain from the disposition of the interests and thus will be included in income as long-term capital gain, or short-term capital gain if the interests of interests have been held for one year or less.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses, subject to limitations, may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of Our Company” and “—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. investors and do not offset income of U.S. investors from other sources, nor do they affect the character of any distributions that are actually made by us.

Passive Activity Loss and Investment Interest Limitations; No Pass-Through of Losses

Dividends paid by us and gain from the disposition of our interests will not be treated as passive activity income and, therefore, U.S. investors will not be able to apply any “passive losses” against such income. With respect to non-corporate U.S. investors, our dividends (to the extent they do not constitute a return of capital) that are taxed at ordinary income rates will generally be treated as investment income for purposes of the investment interest limitation; however, net capital gain from the disposition of our interests (or distributions treated as such), capital gain dividends, and dividends taxed at net capital gains rates generally will be excluded from investment income except to the extent the U.S. elects to treat such amounts as ordinary income for U.S. federal income tax purposes. U.S. investors may not include in their own U.S. federal income tax returns any of our net operating or net capital losses.

Sales or Dispositions of Our Interests

In general, capital gains recognized by an investor that is not a dealer in securities upon the sale or disposition of our interests will be subject to tax at long-term capital gains rates, if such interests or interests were held for more than one year, and will be taxed at ordinary income rates if such interests of interests were held for one year or less. Gains recognized by U.S. investors that are corporations are subject to U.S. federal corporate income tax, whether or not classified as long-term capital gains.

Capital losses recognized by a U.S. investor upon the disposition of our interests held for more than one year at the time of disposition will be considered long-term capital losses (or short-term capital losses if the interests have not been held for more than one year) and are generally available only to offset capital gain income of the U.S. investor but not ordinary income. In addition, any loss upon a sale or exchange of our interests by a U.S. investor who has held the interests for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. investor as long-term capital gain.

Liquidating Distributions

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a U.S. investor with respect to our interests will be treated first as a recovery of the investor’s basis in the interests of interests (computed separately for each block of interests) and thereafter as gain from the disposition of our interests. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to distribute unsold assets to a liquidating trust. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our interests, including the potential incurrence of income treated as UBTI.

Medicare Tax on Unearned Income

U.S. investors that are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, dividends on our interests (without regard to the 20% deduction on ordinary REIT dividends) and capital gains from the sale or other disposition of stock. U.S. investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our interests.

Treatment of Tax Exempt U.S. Investors

U.S. tax exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax exempt U.S. investor has not held our interests as “debt financed property” within the meaning of the Internal Revenue Code (that is, where the acquisition or holding of a property is financed through a borrowing by the tax exempt) and (2) we do not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income,” distributions from us and income from the sale of our interests generally should not give rise to UBTI to a tax exempt U.S. investor.

Tax exempt U.S. investors that are social clubs, voluntary employee benefit associations, or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), or (c)(17) of the Internal Revenue Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

A pension trust (1) that is described in Section 401(a) of the Internal Revenue Code, (2) is tax exempt under Section 501(a) of the Internal Revenue Code, and (3) that owns more than 10% of a series; interests could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of a series’ interests, or (B) a group of pension trusts, each individually holding more than 10% of the value of a series’ interests, collectively owns more than 50% of such interests; and (2) we would not have satisfied the 5/50 Test but for a special rule that permits us to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

Tax exempt U.S. investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning our interests.

U.S. Taxation of Non-U.S. Investors

General

In general, non-U.S. investors will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our interests. In cases where a non-U.S. investor’s investment in our interests is, or is treated as, effectively connected with the non-U.S. investor’s conduct of a U.S. trade or business, dividend income received in respect of our interests and gain from the sale of our interests generally will be “effectively connected income” (“ECI”) subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. investor were a U.S. investor, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a non-U.S. investor that is a corporation. Additionally, non-U.S. investors that are nonresident alien individuals who are present in the U.S. for 183 days or more during the taxable year and have a “tax home” in the U.S. are subject to a 30% withholding tax on their capital gains. The remaining discussion below assumes the dividends and gain generated in respect of our interests is not effectively connected to a U.S. trade or business of the non-U.S. investor and that the non-U.S. investor is not present in the U.S. for more than 183 days during any taxable year.

FIRPTA

Under the Foreign Investment in Real property Tax Act (“FIRPTA”), gains from U.S. real property interests (“USRPIs”) are generally treated as ECI subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. investor were a U.S. investor (and potentially branch profits tax to non-U.S. corporations), and will generate return filing obligations in the United States for such non-U.S. investors. USRPIs for purposes of FIRPTA generally include interests in real property located in the United States and loans that provide the lender with a participation in the profits, gains, appreciation (or similar arrangements) of real property located in the United States. Loans secured by real property located in the United States that do not provide the lender with a participation in profits, gains, appreciation (or similar arrangements) of the real property are generally not treated as USRPIs.

In addition, stock of a domestic corporation (including a REIT such as us) will be a USRPI if at least 50% of its real property assets and assets used in a trade or business are USRPIs at any time during a prescribed testing period. Notwithstanding the foregoing rule, (i) our interests will not be a USRPI if we are “domestically-controlled,” (ii) our interests will not be a USRPI with respect to a selling non-U.S investor. if the interests sold are of a class that is regularly traded on an established securities market and the selling non-U.S. investor owned, actually or constructively, 10% or less of our outstanding stock of that class at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition or the period of our existence), or (iii) with respect to a selling non-U.S. investor that is a “qualified” (as described below) or (iv) with respect to a selling non-U.S. investor that is a “qualified foreign pension fund” (as described below).

A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition of the REIT’s interests of interests or the period of the REIT’s existence), less than 50% in value of its outstanding interests of interests is held directly or indirectly by non-U.S. persons. For these purposes, a person holding less than 5% of our interests for five years will be treated as a U.S. person unless we have actual knowledge that such person is not a U.S. person.

Ordinary Dividends

The portion of dividends received by non-U.S. investors payable out of our earnings and profits that are not attributable to gains from sales or exchanges of USRPIs will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

Non-Dividend Distributions

A non-U.S. investor should not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its interests. Instead, the excess portion of the distribution will reduce the adjusted basis of its interests. A non-U.S. investor generally will not be subject to U.S. federal income tax (but will be subject to withholding as described below) on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its interests unless our interests constitutes a USRPI and no other exception applies to the selling non-U.S. investor. If our interests is a USRPI, and no other exception applies to the selling non-U.S. investor, distributions in excess of both our earnings and the non-U.S. investor’s basis in our interests will be treated as ECI subject to U.S. federal income tax. Regardless of whether the distribution exceeds basis, we will be required to withhold 15% of any distributions to non-U.S. investors in excess of our current year and accumulated earnings (i.e., including distributions that represent a return of the non-U.S. investor’s tax basis in our interests). The withheld amounts will be credited against any U.S. tax liability of the non-U.S. investor, and may be refundable to the extent such withheld amounts exceed the investor’s actual U.S. federal income tax liability. Even in the event our interests is not a USRPI, we may choose to withhold on the entire amount of any distribution at the same rate as we would withhold on a dividend because we may not be able to determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits. However, a non-U.S. investor may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits, to the extent such withheld amounts exceed the investor’s actual U.S. federal income tax liability.

Capital Gain Dividends and Distributions of FIRPTA Gains

Subject to the exceptions that may apply if our interests are regularly traded on an established securities market or if the selling non-U.S. investor is a “qualified” or a “qualified foreign pension fund,” each as described below, under a FIRPTA “look-through” rule, any of our distributions to non-U.S. investors of gain attributable to the sale of a USRPI will be treated as ECI and subject to the 21% FIRPTA withholding regardless of whether our interests constitutes a USRPI. Amounts treated as ECI under the look-through rule may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty), after the application of the income tax to such ECI, in the case of a non-U.S. investor that is a corporation. In addition, we will be required to withhold tax at the highest U.S. federal corporate income tax rate on the maximum amount that could have been designated as capital gains dividends. Capital gain dividends received by a non-U.S. investor that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax. This FIRPTA look through rule also applies to distributions in redemption of interests and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI.

A distribution that would otherwise have been treated as gain from the sale of a USRPI under the FIRPTA look-through rule will not be treated as ECI, and instead will be treated as otherwise described herein without regard to the FIRPTA look-through rule, if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. investor does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the distribution is received. We currently are not publicly traded and such rules will not apply unless and until our interests becomes “regularly traded” on an established securities exchange in the future.

Sales or Dispositions of Our Interests

If gain on the sale of our interests were taxed under FIRPTA, a non-U.S. investor would be taxed on that gain in the same manner as U.S. investors with respect to that gain, subject to any applicable alternative minimum tax. A non-U.S. investor generally will not incur tax under FIRPTA on a sale or other disposition of our interests if we are a “domestically controlled qualified investment entity,” which requires that, during the five-year period ending on the date of the distribution or disposition, non-U.S. investors hold, directly or indirectly, less than 50% in value of a series’ interests and such series is qualified as a REIT. For such testing periods that end on or after December 18, 2015, a person holding less than 5% of our regularly traded classes of stock for five years has been, and will be, treated as a U.S. person unless we have actual knowledge that such person is not a U.S. person. Because our interests will be publicly traded, we cannot assure you that we will be in the future a domestically controlled qualified investment entity. However, gain recognized by a non-U.S. investor from a sale of our interests that is regularly traded on an established securities market will not be subject to tax under FIRPTA if (i) our securities are considered regularly traded under applicable Treasury Regulations on an established securities market, such as the NYSE American, and (ii) the non-U.S. investor owned, actually and constructively, 10% or less of the value of such class of securities at all times during the specified testing period ending on the date of the disposition. The testing period referred to in the previous sentence is the shorter of (x) the period during which the non-U.S. investor held the stock and (y) the five-year period ending on the date of the disposition. We currently are not publicly traded and such rules will not apply unless and until our interests becomes “regularly traded” on an established securities exchange in the future. Non-U.S. investors should consult their tax advisors as to the availability of the exception for holders of less than 10% of our securities in the case of a class of our securities that is not regularly traded on an established securities market.

In addition, even if we are a domestically controlled qualified investment entity, upon a disposition of our interests, a non-U.S. investor may be treated as having gain from the sale or exchange of a United States real property interest if the non-U.S. investor (i) disposes of an interest in our interests or preferred stock during the 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest, and (ii) directly or indirectly acquires, enters into a contract or option to acquire, or is deemed to acquire, other our interests or preferred stock within 30 days before or after such ex-dividend date. The foregoing rule does not apply if the exception described above for dispositions by 10% or smaller holders of regularly traded classes of stock is satisfied.

Furthermore, a non-U.S. investor generally will incur tax on gain not subject to FIRPTA if (i) the gain is effectively connected with the non-U.S. investor’s U.S. trade or business and, if certain treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. investor, in which case the non-U.S. investor will be subject to the same treatment as U.S. investors with respect to such gain and may be subject to the 30% branch profits tax in the case of a non-U.S. corporation, or (ii) the non U.S. investor is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. investor will generally incur a 30% tax on his or her net U.S. source capital gains. Purchasers of our interests from a non-U.S. investor generally will be required to withhold and remit to the IRS 15% of the purchase price unless at the time of purchase (i) any class of our securities is regularly traded on an established securities market (subject to certain limits if the interests of stock sold are not themselves part of such a regularly traded class) or (ii) we are a domestically controlled qualified investment entity. The non-U.S. investor may receive a credit against his or her U.S. tax liability for the amount withheld.

To the extent our interests is held directly (or indirectly through one or more partnerships) by a “qualified,” our interests will not be treated as a USRPI. Further, to the extent such treatment applies, any distribution to such will not be treated as gain recognized from the sale or exchange of a USRPI. For these purposes, a qualified is generally a non-U.S. investor that (i)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or Nasdaq, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Internal Revenue Code) and (iii) maintains records of persons holding 5% or more of the class of interests described in clauses (i)(A) or (i)(B) above. However, in the case of a qualified having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply to the applicable percentage of the qualified investor’s stock (with “applicable percentage” generally meaning the percentage of the value of the interests in the qualified held by applicable investors after applying certain constructive ownership rules). The applicable percentage of the amount realized by a qualified on the disposition of our securities or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPI. Such treatment will also apply to applicable investors in respect of distributions treated as a sale or exchange of stock with respect to a qualified. For these purposes, an “applicable investor” is a person (other than a qualified) who generally holds an interest in the qualified and holds more than 10% of our securities applying certain constructive ownership rules.

Special FIRPTA Rules

For FIRPTA purposes, a “qualified foreign pension fund” will not be treated as a non-U.S. investor, and any entity all of the interests of which are held by a qualified foreign pension fund will be treated as such a fund. A “qualified foreign pension fund” is an organization or arrangement (i) created or organized in a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees by either (A) a foreign country as a result of services rendered by such employees to their employers, or (B) one or more employers in consideration for services rendered by such employees to such employers, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities and (v) with respect to which, under its local laws, (A) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (B) taxation of its investment income is deferred, or such income is excluded from its gross income or taxed at a reduced rate.

U.S. Federal Income Tax Returns

If a non-U.S. investor is subject to taxation under FIRPTA on proceeds from the sale of our interests or preferred stock or on distributions, the non-U.S. investor will be required to file a U.S. federal income tax return.

Liquidating Distributions

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a non-U.S. investor with respect to our interests will be treated first as a recovery of the investor’s basis in the interests of interests (computed separately for each block of interests) and thereafter as gain from the disposition of our interests. Subject to the FIRPTA look-through rule, (i) if our interests are a USRPI, gain from a liquidating distribution with respect our interests would be ECI to the non-U.S. investor unless such non-U.S. investor were a qualified or qualified foreign pension fund, as described above, and (ii) if our interests are not a USRPI, gain from a liquidating distribution with respect to our interests would not be subject to U.S. federal income tax. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to distribute unsold assets to a “liquidating trust” The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our securities, including the potential incurrence of income treated as ECI and the likely requirement to file U.S. federal income tax returns.

The IRS takes the view that under the FIRPTA look-through rule, but subject to the exceptions described above that may apply to a holder of no more than 10% of our interests if our interests is regularly traded on an established securities market, to a qualified or to a qualified foreign pension fund, distributions in redemption of our interests and liquidating distributions to non-U.S. investors will be treated as ECI and subject to withholding at the highest U.S. federal corporate income rate, and also potentially subject to branch profits tax in the case of corporate non-U.S. investors, to the extent that the distributions are attributable to gain from the sale of a USRPI, regardless of whether our securities are a USRPI and regardless of whether the distribution is otherwise treated as a sale or exchange.

Backup Withholding and Information Reporting

We will report to our U.S. investors and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. investor may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. investor that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of dividends or capital gain distribution to any U.S. investor who fails to certify their non-foreign status.

U.S. investors. In general, information reporting requirements will apply to payments of distributions on our securities and payments of the proceeds of the sale of our securities to some investors. Further, the payor will be required to backup withhold on any payments at the current rate of 24% if:

(1)	the payee fails to furnish a taxpayer identification number, or TIN, to the payor or establish an exemption from backup withholding;

(2)	the IRS notifies the payor that the TIN furnished by the payee is incorrect;

(3)	the payee fails to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code; or

(4)	there has been a notified payee underreporting with respect to dividends described in Code Section 3406(c).

Some U.S. investors, including corporations and tax-exempt organizations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to an investor will be allowed as a credit against the investor’s U.S. federal income tax and may entitle the investor to a refund, provided that the required information is furnished to the IRS on a timely basis.

Non-U.S. Investors. Information reporting requirements and backup withholding may apply to (i) payments of distributions on our securities to a non-U.S. investor and (ii) proceeds a non- U.S. investor receives upon the sale, exchange, redemption, retirement or other disposition of our securities. Information reporting and backup withholding will generally not apply if an appropriate IRS Form W-8 is duly provided by such non-U.S. investor or the otherwise establishes an exemption, provided that the withholding agent does not have actual knowledge or reason to know that the is a U.S. person or that the claimed exemption is not in fact satisfied. Even without having executed an appropriate IRS Form W-8 or substantially similar form, however, in some cases information reporting and backup withholding will not apply to proceeds received through a broker’s foreign office that a non-U.S. investor receives upon the sale, exchange, redemption, retirement or other disposition of our securities. However, this exemption does not apply to brokers that are U.S. persons and certain foreign brokers with substantial U.S. ownership or operations. Any amount withheld under the backup withholding rules is allowable as a credit against such investor’s U.S. federal income tax liability (which might entitle such holder to a refund), provided that such holder furnishes the required information to the IRS. Payments not subject to information reporting requirements may nonetheless be subject to other reporting requirements

Foreign Accounts and FATCA

The Foreign Account Tax Compliance Act (“FATCA”) provisions of the Internal Revenue Code, subject to administrative guidance and certain intergovernmental agreements entered into thereunder, currently imposes withholding taxes on certain U.S. source passive payments to “foreign financial institutions” (as specifically defined in the Internal Revenue Code) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. investors who own our interests through foreign accounts or foreign intermediaries and certain non-U.S. investors. The legislation imposes a 30% withholding tax on dividends on our interests paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution (as the beneficial owner or as an intermediary for the beneficial owners) undertakes certain diligence and reporting obligations or (ii) the foreign entity (as the beneficial owners or, in certain cases, as an intermediary for the beneficial owners) is not a financial institution and either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either (1) enter into an agreement with the U.S. Treasury Department requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (2) in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding this legislation.

State, Local and Non-U.S. Taxes

We and our investors may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or non-U.S. tax treatment of us and our investors may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to investors as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our interests.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our investors may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in a series’ interests.

The recently enacted TCJA, generally applicable for tax years beginning after December 31, 2017, made significant changes to the Internal Revenue Code, including a number of provisions of the Internal Revenue Code that affect the taxation of businesses and their owners, including REITs and their investors.

Among other changes, the TCJA made the following changes:

●	For tax years beginning after December 31, 2017 and before January 1, 2026, (i) the U.S. federal income tax rates on ordinary income of individuals, trusts and estates have been generally reduced and (ii) non-corporate taxpayers are permitted to take a deduction for certain pass-through business income, including, as discussed above, dividends received from REITs that are not designated as capital gain dividends or qualified dividend income, subject to certain limitations.

●	The maximum U.S. federal income tax rate for corporations has been reduced, and corporate alternative minimum tax has been eliminated for corporations, which would generally reduce the amount of U.S. federal income tax payable by our TRSs and by us to the extent we were subject corporate U.S. federal income tax. In addition, the maximum withholding rate on distributions by us to non-U.S. investors that are treated as attributable to gain from the sale or exchange of a U.S. real property interest has been reduced.

●	Certain new limitations on the deductibility of interest expense now apply, which limitations may affect the deductibility of interest paid or accrued by us or our TRSs.

●	Certain new limitations on net operating losses now apply, which limitations may affect net operating losses generated by us or our TRSs.

●	A U.S. tax-exempt that is subject to tax on its UBTI will be required to separately compute its taxable income and loss for each unrelated trade or business activity for purposes of determining its UBTI.

●	Accounting rules generally require us to recognize income items for federal income tax purposes no later than when we take the item into account for financial statement purposes, which may accelerate our recognition of certain income items.

The long-term effect of the TCJA on us and our investors remains uncertain, and administrative guidance will be required in order to fully evaluate the effect of many provisions. Any technical corrections with respect to the TCJA could have an adverse effect on us or our investors.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit sharing, retirement or other employee benefit plan (or a plan), subject to the Employee Retirement Income Security Act of 1974, as amended (or ERISA), should consider the fiduciary standards under ERISA in the context of the plan’s particular circumstances before authorizing an investment of a portion of such plan’s assets in our interests. Accordingly, among other things, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA, and (iii) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA and corresponding provisions of Section 4975 of the Internal Revenue Code, prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan (“parties in interest” within the meaning of ERISA, “disqualified persons” within the meaning of the Internal Revenue Code). A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the plan that engages in such a non-exempt prohibited transaction may be subject to penalties under ERISA and the Internal Revenue Code. Thus, a plan fiduciary considering an investment in our interests also should consider whether the acquisition or the continued holding of our interests might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the Department of Labor (or the DOL).

The DOL has issued final regulations (or the DOL Regulations) as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a plan acquires an equity interest in an entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act, the plan’s assets would include, for example, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is “widely held,” “freely transferable,” and either part of a class of securities registered under the Exchange Act or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred).

The DOL Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. We expect our interests to be “widely held” upon completion of the initial public offering.

The DOL Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with our series offerings, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are “freely transferable.” We believe that the restrictions imposed under the operating agreement on the transfer of our interests are limited to the restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of interests our interests to be “freely transferable.” The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL will not reach a contrary conclusion.

Assuming that our interests will be “widely held” and “freely transferable,” we believe that our interests will be publicly offered securities for purposes of the DOL Regulations and that our assets will not be deemed to be “plan assets” of any plan that invests in our interests.

Certain individuals, including us, the manager and any of their respective affiliates may be parties in interest and disqualified persons with respect to plans subject to ERISA or the Internal Revenue Code. Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Internal Revenue Code may arise if interests of interests are acquired or held by a plan with respect to which we, the manager or any of their respective affiliates is a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Internal Revenue Code may be applicable, however, in certain cases, depending in part on the type of plan fiduciary making the decision to acquire our interests and the circumstances under which such decision is made. Accordingly, each holder of our interests will be deemed to have represented and agreed that its purchase and holding of such interests will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code.

PLAN OF DISTRIBUTION AND SUBSCRIPTION PROCEDURE

Plan of Distribution

We are managed by the manager, Arrived Fund Manager, LLC, the sole member of which is Arrived Holdings, Inc., which also owns and operates a web-based and mobile accessible investment platform we refer to as the Arrived platform. Through the use of the Arrived platform, investors can browse and screen the potential investments and sign legal documents electronically. Neither the manager nor any other affiliated entity involved in the offer and sale of the interests is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the interests.

The sale of the interests in our series offerings is being facilitated by Dalmore Group, LLC, or Dalmore, which is a registered broker-dealer under the Exchange Act and member of FINRA and is registered in each state where the offer and sales of the interests will occur, pursuant to a broker dealer agreement, dated January 4, 2023 (the “Broker Dealer Agreement”). A copy of the Broker Dealer Agreement containing all relevant details of the arrangement is attached as Exhibit 6.1 to the offering statement of which this offering circular forms a part.

Transfer agent functions with respect to the membership interests of each series are performed by Arrived Transfer Agent, LLC (the “Transfer Agent”), a registered transfer agent affiliated with the Company, pursuant to a service agreement for transfer agent services (the “Transfer Agent Agreement”).

We are offering the membership interests of each of the series of our company with a status of "Open" beginning on page iv of this offering circular. Each offering is being conducted on a “best efforts,” no minimum basis. The initial offering price for the interests of each series was determined by the manager.

Each of the offerings is being conducted under Regulation A under the Securities Act and therefore, only offered and sold to “qualified purchasers.” For further details on the suitability requirements an investor must meet in order to participate in these offerings, see “–Investor Suitability Standards” below. As a Tier 2 offering pursuant to Regulation A under the Securities Act, these offerings will be exempt from state law “Blue Sky” registration requirements, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our interests are offered and sold only to “qualified purchasers” or at a time when our interests are listed on a national securities exchange. It is anticipated that sales of securities will only be made in states where Dalmore is registered.

Our series offerings are being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series interests may take place sporadically over the term the offering. The term of each series offering will commence within two calendar days after the qualification date of the offering statement of which this offering circular is a part and end no later than the second anniversary of the qualification date of the offering statement.

There will be a separate closing, or closings, with respect to each offering. An initial closing of an offering will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date one week prior to three months after the offering begins. Additionally, any closing following such initial closing will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date that is three months after the prior closing for the relevant series offering. A fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series.

If an initial closing has not occurred, an offering will be terminated upon the earliest to occur of (i) the date immediately following the date one week prior to three months after the date the offering begins and (ii) any date on which the manager elects to terminate the offering for a particular series in its sole discretion.  No securities are being offered by existing security-holders.

Those persons who want to invest in our interests must sign a subscription agreement for the particular series of interests, which will contain representations, warranties, covenants, and conditions customary for offerings of this type for limited liability companies. See “- How to Subscribe” below for further details. A copy of the form of subscription agreement for each series is filed as Exhibit 4.1 to the offering statement of which this offering circular forms a part.

There is currently no public trading market for any of our series interests, and an active market for these interests may not develop or be sustained. If an active public or private trading market for the securities does not develop or is not sustained, it may be difficult or impossible for you to resell your series interests at any price. Even if a public or private marked does develop, the market price could decline below the amount you paid for your interests. Arrived Holdings, Inc. is also the sponsor of Arrived STR, LLC, Arrived Homes II, LLC, Arrived STR 2, LLC and Arrived Homes 3, LLC , Arrived Homes 4, LLC, Arrived Homes 5, LLC, Arrived SFR Genesis Fund, LLC and Arrived Debt Fund, LLC and may in the future form or sponsor additional manager-sponsored vehicles. While we expect the investment programs under such vehicles to be liquidated during the time periods set forth in the disclosure materials for such vehicles, such time has not yet elapsed and, as such, none of the vehicles have yet been liquidated.

Investor Suitability Standards

Our interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act) which include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the interests of our company (in connection with any series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1. an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2. earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

In August 2020, the Commission adopted amendments to the accredited investor definition in Rule 501(a), which became effective in October 2020. These amendments effected the following changes to the definition of accredited investor:

●	added a new category to the definition that permits natural persons to qualify as accredited investors based on certain professional certifications, designations or credentials or other credentials issued by an accredited educational institution, which the Commission may designate from time to time by order. In conjunction with the adoption of the amendments, the Commission designated by order holders in good standing of the Series 7, Series 65, and Series 82 licenses as qualifying natural persons. This approach provides the Commission with flexibility to reevaluate or add certifications, designations, or credentials in the future. Members of the public may wish to propose for the Commission’s consideration additional certifications, designations or credentials that satisfy the attributes set out in the new rule;

●	included as accredited investors, with respect to investments in a private fund, natural persons who are “knowledgeable employees” of the fund;

●	clarified that limited liability companies with $5 million in assets may be accredited investors and added Commission- and state-registered investment advisers, exempt reporting advisers, and rural business investment companies (RBICs) to the list of entities that may qualify;

●	added a new category for any entity, including Indian tribes, governmental bodies, funds, and entities organized under the laws of foreign countries, that own “investments,” as defined in Rule 2a51-1(b) under the Investment Company Act, in excess of $5 million and that was not formed for the specific purpose of investing in the securities offered;

●	added “family offices” with at least $5 million in assets under management and their “family clients,” as each term is defined under the Investment Advisers Act; and

●	added the term “spousal equivalent” to the accredited investor definition, so that spousal equivalents may pool their finances for the purpose of qualifying as accredited investors.

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

Our manager and Dalmore, in its capacity as broker of record for these offerings, will be permitted to make a determination that the subscribers of interests in each offering are “qualified purchasers” in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in our interests may involve significant risks. Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the interests. See “Risk Factors.”

Minimum and Maximum Investment

The minimum subscription by an investor in a series is one (1) interest and the maximum subscription by any investor will be limited to 9.8% of the total interests being offered for such series, although such maximum thresholds may be waived by the manager in its sole discretion.

Broker

We have engaged Dalmore Group, LLC., or Dalmore, a broker-dealer registered with the Commission and a member of FINRA and SIPC, to perform the following administrative and compliance related functions in connection with our offerings, but not for underwriting or placement agent services:

●	review investor information, including KYC, or Know Your Customer data, AML, or Anti Money Laundering, and other compliance background checks, and provide a recommendation to the company whether or not to accept the investor;

●	review each investor’s subscription agreement to confirm such investors participation in the offering and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation;

●	contact and/or notify the company, if needed, to gather additional information or clarification on an investor;

●	not provide any investment advice or any investment recommendations to any investor;

●	keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement between the company and Dalmore (e.g., as needed for AML and background checks); and

●	coordinate with third party providers to ensure adequate review and compliance.

Dalmore will be registered in each state where each offering and sale of interests will occur, prior to the launch of each offering. Dalmore will receive a brokerage fee but will not purchase any series interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any series offering.

The broker-dealer agreement with Dalmore will remain in effect for a period of twelve (12) months and will renew automatically for successive renewal terms of twelve (12) months each unless either party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term.

Escrow Agent

The Escrow Agent is North Capital Private Securities Corporation who will be appointed as escrow agent for each offering pursuant to an escrow agreement among the Broker, the Escrow Agent, and our company, on behalf of each series. We have not engaged and do not expect to engage North Capital to participate in this offering in any other capacity at this time. A copy of the form escrow agreement is filed as Exhibit 8.1 to the offering statement of which this offering circular forms a part.

Each series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the offering expenses described in “—Fees and Expenses” below. The manager has agreed to pay the escrow fees and the series will reimburse the manager for offering expenses actually incurred, including escrow fees and for certain other expenses, in an amount up to 2% of gross offering proceeds of the series offering. See “Management Compensation—Reimbursement of Expenses.”

We agreed to indemnify the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys’ fees, costs and expenses) in any third party claim arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of the escrow agreements or any transactions contemplated therein; provided, however, that no person shall have the right to be indemnified for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted from the gross negligence or willful misconduct of such person.

Transfer Agent

Pursuant to the Transfer Agent Agreement, the Transfer Agent performs certain transfer agent functions for our company, including:

●	maintaining a record of ownership of interests for each series, including contact information of all registered holders of interests;

●	maintaining a record of the transfer, issuance and cancellation of any and all interests; and

●	coordinating with the broker-dealer authorized by the Company to execute a purchase or sale of interests to ensure that all purchases and sales are promptly reported to the company and recorded in the register of interests for each series.

The Transfer Agent is registered with the Commission as a transfer agent pursuant to Section 17A of the Exchange Act.

Fees and Expenses

See “Use of Proceeds to Issuer” for a description of the specific expenses for each offering.

Brokerage Fee

As compensation for providing certain broker-dealer services to each series in connection with each offering, Dalmore will receive a brokerage fee equal to 1.0% of the gross proceeds of each such offering. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of interests to our manager, its affiliates or any other property sellers.

Each series will be responsible for paying its own brokerage fee to Dalmore in connection with the sale of interests in such series, except if otherwise stated for a particular series. The brokerage fee will be payable from the proceeds of such offering.

In addition to the 1% brokerage fee, our manager, has agreed to pay Dalmore a one-time $20,000 consulting fee, $10,000 of which was paid after FINRA issued a letter indicating that it does not object to Dalmore’s fees and we received qualification of our offering statement by the Commission. The remaining $10,000 was paid to Dalmore 30 days after the issuance of the FINRA No Objection Letter to Dalmore and qualification of the offering statement by the Commission. We also made a one-time advance payment of $5,000 to Dalmore for out of pocket expenses. Dalmore will also receive a $1,000 fee for each post-qualification amendment to the offering statement that we file to qualify additional series offerings. These fees will be paid by our manager, subject to possible reimbursement from the relevant series. The aggregate commission to be paid to Dalmore, which will be inclusive of all fees to be received in connection with each post-qualification amendment to the offering statement to qualify additional series offerings, will have a maximum value of no more than 7% of the total offering proceeds. Dalmore will ensure that the maximum commission amount will not exceed this 7% cap.

In addition to the fees we will pay Dalmore, the manager will pay North Capital Investment Technology, Inc., the parent company of the Escrow Agent, a monthly licensing and service fee of $750 for technology tools to facilitate the offering of securities on the Arrived platform. This fee is capped at $6,000 for each series offering. The manager will also pay North Capital Investment Technology a one-time installation and setup fee of $2,500.

Offering Expenses

Each series will generally be responsible for certain fees, costs and expenses incurred in connection with the offering of the interests associated with that series. Each series offering will reimburse the manager up to 2% of gross offering proceeds for offering expenses actually incurred by the manager on our behalf. Offering expenses consist of legal, accounting, escrow, filing, banking, compliance costs and custody fees, as applicable, related to a specific offering (and excludes ongoing costs described in “Operating Expenses”).

Acquisition Expenses

Each series will be responsible for any and all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the property related to such series incurred prior to the closing, including real estate brokerage and sales fees and commissions (but excluding the Dalmore brokerage fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the property was acquired using debt prior to completion of an offering), and photography and videography expenses in order to prepare the profile for the property on the Arrived platform (the “Acquisition Expenses”). The Acquisition Expenses will be payable from the proceeds of each offering and we will reimburse the manager for any such fees, costs and expenses advanced by the manager.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this offering circular. Except as otherwise indicated, all information contained in this offering circular is given as of the date of this offering circular. Neither the delivery of this offering circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “offering circular supplement” that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the Commission includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the Commission and any offering circular supplement, together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the Commission.

The offering statement and all amendments, supplements and reports that we have filed or will file in the future can be read on the Commission’s website at www.sec.gov or in the legal section for the applicable property on the Arrived platform. The contents of the Arrived platform (other than the offering statement and the Appendices and Exhibits thereto and this offering circular) are not incorporated by reference in or otherwise a part of this offering circular.

How to Subscribe

Potential investors who are “qualified purchasers” may subscribe to purchase interests in a series which has not had a final closing.

The subscription process for each offering is a separate process. Any potential investor wishing to acquire any series interests must:

1. Carefully read this offering circular, and any current supplement, as well as any documents described in the offering circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in any of the series interests is suitable for you.

2. Review the subscription agreement (including the “Investor Qualification and Attestation” attached thereto), which was pre-populated following your completion of certain questions on the Arrived platform application and if the responses remain accurate and correct, sign the completed subscription agreement using electronic signature. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

3. Once the completed subscription agreement is signed for a particular offering, an integrated online payment provider will transfer funds in an amount equal to the purchase price for the relevant series interests you have applied to subscribe for (as set out on the front page of your subscription agreement) into a non-interest-bearing escrow account with the Escrow Agent. The Escrow Agent will hold such subscription monies in escrow until such time as your subscription agreement is either accepted or rejected by the manager and, if accepted, such further time until you are issued with series interests for which you subscribed.

4. The manager and Dalmore will review the subscription documentation completed and signed by you upon completion and signature. You may be asked to provide additional information, and such additional information will be reviewed and considered by the manager and Dalmore upon receipt. The manager or Dalmore will contact you directly if required. A fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series. We reserve the right to reject any subscriptions, in whole, for any or no reason within such 15-day period.

5. Once the review is complete, the manager will promptly inform you whether or not your application to subscribe for the series interests is approved or denied, and if approved, the number or series interests you are entitled to subscribe for. The manager will only accept or reject a subscription in part if required to do so to comply with regulatory requirements or where the manager reasonably believes that such acceptance or rejection is required to for a particular series to qualify as a REIT. Otherwise, the manager will accept or reject an investment in its entirety. If your subscription is rejected, in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The manager accepts subscriptions on a first come, first served basis subject to the right to reject or reduce subscriptions.

6. If all or a part of your subscription in a particular series is approved, then the number of series interests you are entitled to subscribe for will be issued to you upon the closing. Simultaneously with the issuance of the series interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the applicable series as consideration for such series interests.

By executing the subscription agreement, you agree to be bound by the terms of the subscription agreement and the operating agreement of our company, or the operating agreement, as it may be amended from time to time. Our company, the manager and Dalmore will rely on the information you provide in the subscription agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for the manager and Dalmore to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued series interests, please notify the manager immediately using the contact details set out in the subscription agreement.

For further information on the subscription process, please contact the manager using the contact details set out in the “Where to Find Additional Information” section.

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent and will not be commingled with the series’ operating account, until if and when there is a closing for a particular offering with respect to that. When the Escrow Agent has received instructions from the manager or Dalmore that an offering will close, and the investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such investor’s subscription proceeds in its possession to the account of the applicable series. If an offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest or deductions. Any costs and expenses associated with a terminated offering will be borne by the manager.

LEGAL MATTERS

The validity of the interests offered hereby will be passed upon for us by Maynard Nexsen PC.

ACCOUNTING MATTERS

Our consolidated financial statements as of December 31, 2021 and 2022, and for the periods then ended included in this offering circular have been audited by Morison Cogen, LLP, an independent certified public accounting firm, as stated in its report appearing herein.

WHERE TO FIND ADDITIONAL INFORMATION

This offering circular does not purport to restate all of the relevant provisions of the documents referred to or pertinent to the matters discussed herein, all of which must be read for a complete description of the terms relating to an investment in us. All potential investors in the interests are entitled to review copies of any other agreements relating to any series described in this offering circular and offering circular supplements, if any. In the subscription agreement, you will represent that you are completely satisfied with the results of your pre-investment due diligence activities.

The manager will answer inquiries from potential investors in offerings concerning any of the series, our company, the manager and other matters relating to the offer and sale of the series interests under this offering circular. Our company will afford the potential investors in the interests the opportunity to obtain any additional information to the extent our company possesses such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this offering circular.

Any statement contained herein or in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the offering circular to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the offering circular, except as so modified or superseded.

Requests and inquiries regarding the offering circular should be directed to:

Arrived Homes, LLC

1 West Mountain Street, Suite 109

Fayetteville, AR 72701

E-Mail: contact@arrived.com

Tel: (814) 277-4833

Attention: Arrived Fund Manager, LLC

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

INDEX TO FINANCIAL STATEMENTS

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	F-2

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial information presents the unaudited pro forma combined balance sheet and statement of operations based upon the combined historical financial statements of Arrived Homes, LLC. (the “Company” or “Arrived Homes”), and all subsequent Series, after giving effect to the business combination between Arrived Homes, LLC and all subsequent Series. Information about Series whose offerings have been cancelled is not included.

The unaudited pro forma combined balance sheet of Arrived Homes, LLC and all subsequent Series as of June 30, 2023, has been prepared to reflect the effects of the subsequent Series acquisitions as if each occurred on June 30, 2023. The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 combine the historical results and operations of all subsequent Series and the Company giving effect to the transaction as if it occurred on January 1, 2022.

The unaudited pro forma combined financial information should be read in conjunction with the audited and unaudited historical financial statements of each of Arrived Homes, LLC and all subsequent Series and the notes thereto.

The unaudited pro forma combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the transaction have been prepared in accordance with business combination accounting guidance as provided in Accounting Standards Codification Topic 805, Business Combinations and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon the preliminary estimate of fair values, using the assumptions set forth in the notes to the unaudited pro forma combined financial information.

The unaudited pro forma combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of the combined company. In connection with the pro forma financial information, the Company allocated the purchase price using its best estimates of fair value. Accordingly, the pro forma acquisition price adjustments are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. The unaudited pro forma combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transaction or any integration costs. Furthermore, the unaudited pro forma combined statements of operations do not include certain nonrecurring charges and the related tax effects which result directly from the transaction as described in the notes to the unaudited pro forma combined financial information.

ARRIVED HOMES, LLC

UNAUDITED COMBINED PRO FORMA BALANCE SHEET

JUNE 30, 2023

	100	101	Abbington	Amber	Apollo	Aster	Augusta
ASSETS
Current assets:
Cash	$26,693	$12,708	$7,354	$5,007	$808	$1,708	$-
Accounts receivable	-	30,460	-	-	-	-	-
Prepaid expenses	1,469	1,513	1,400	1,228	219	870	-
Due from related party	-	-	-	-	2,046	-	-
Due from third party property manager	9,158	-	-	6,458	4,914	3,508	-
Total current assets	37,319	44,681	8,754	12,693	7,987	6,086	-
Property and equipment, net	600,998	621,942	475,904	292,956	191,988	250,989	298,848
Deposits	-	-	-	-	-	-	-
Total assets	$638,317	$666,623	$484,658	$305,649	$199,976	$257,075	$298,848

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$14,224	$7,856	$7,789	$5,351	$2,197	$3,779	$936
Due to related party	10,823	43,228	6,198	5,635	-	2,658	298,848
Due to third party property manager	-	285	4,547	-	-	-	296
Total current liabilities	25,047	51,368	18,534	10,986	2,197	6,438	300,080
Tenant deposits	3,745	-	2,845	2,843	1,744	2,245	-
Mortgage payable, net	-	-	-	198,705	133,146	124,200	-
Total liabilities	28,792	51,368	21,379	212,534	137,087	132,883	300,080

Members’ equity (deficit):
Members’ capital	611,857	659,013	489,293	117,247	74,894	153,919	30
Retained earnings (accumulated deficit)	(2,331)	(43,759)	(26,014)	(24,132)	(12,006)	(29,727)	(1,262)
Total members’ equity (deficit)	609,526	615,254	463,279	93,115	62,889	124,192	(1,232)
Total liabilities and members’ equity (deficit)	$638,317	$666,623	$484,658	$305,649	$199,976	$257,075	$298,848

	Avebury	Avondale	Badminton	Bandelier	Baron	Basil	Bayside
ASSETS
Current assets:
Cash	$2,628	$25,496	$10,875	$13,904	$20,361	$7,951	$10,147
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,258	851	602	1,779	1,656	943	3,082
Due from related party	-	799	-	-	-	-	-
Due from third party property manager	7,177	-	3,734	6,107	6,090	1,401	6,504
Total current assets	11,064	27,146	15,212	21,790	28,107	10,294	19,732
Property and equipment, net	282,990	331,707	242,505	337,923	566,714	192,626	244,101
Deposits	-	-	-	-	-	-	-
Total assets	$294,054	$358,853	$257,717	$359,713	$594,821	$202,920	$263,833

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$3,972	$3,343	$3,379	$3,139	$7,920	$2,775	$4,818
Due to related party	2,532	-	3,767	4,137	19,036	3,313	3,448
Due to third party property manager	-	20	-	-	-	-	-
Total current liabilities	6,504	3,363	7,146	7,276	26,956	6,088	8,266
Tenant deposits	1,795	-	2,993	2,195	4,395	1,495	2,619
Mortgage payable, net	200,828	-	171,881	242,487	-	129,702	163,503
Total liabilities	209,128	3,363	182,019	251,957	31,351	137,285	174,388

Members’ equity (deficit):
Members’ capital	101,357	359,466	85,171	124,098	575,405	70,939	95,602
Retained earnings (accumulated deficit)	(16,431)	(3,975)	(9,474)	(16,343)	(11,935)	(5,304)	(6,157)
Total members’ equity (deficit)	84,926	355,490	75,697	107,755	563,470	65,634	89,445
Total liabilities and members’ equity (deficit)	$294,054	$358,853	$257,717	$359,713	$594,821	$202,920	$263,833

	Bazzel	Bedford	Bella	Belle	Belvedere	Bergenia	Blossom
ASSETS
Current assets:
Cash	$14,795	$17,309	$-	$2,530	$24,045	$-	$24,967
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,035	1,299	-	1,885	779	721	953
Due from related party	-	-	-	-	126	-	-
Due from third party property manager	3,857	9,255	-	8,786	-	-	3,817
Total current assets	19,687	27,863	-	13,201	24,950	721	29,737
Property and equipment, net	262,450	273,160	308,439	432,007	297,105	-	250,482
Deposits	-	-	-	-	-	-	-
Total assets	$282,137	$301,023	$308,439	$445,207	$322,055	$721	$280,219

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$5,478	$3,593	$761	$8,479	$3,158	$879	$9,079
Due to related party	22,188	2,610	308,663	3,846	-	-	1,989
Due to third party property manager	-	-	-	-	1,757	-	-
Total current liabilities	27,666	6,202	309,424	12,325	4,914	879	11,068
Tenant deposits	1,795	4,590	-	2,495	2,295	-	1,845
Mortgage payable, net	-	194,520	-	-	-	-	-
Total liabilities	29,461	205,312	309,424	14,820	7,209	879	12,913

Members’ equity (deficit):
Members’ capital	259,921	97,798	-	454,289	322,875	-	273,058
Retained earnings (accumulated deficit)	(7,245)	(2,087)	(985)	(23,902)	(8,029)	(159)	(5,752)
Total members’ equity (deficit)	252,677	95,711	(985)	430,387	314,845	(159)	267,306
Total liabilities and members’ equity (deficit)	$282,137	$301,023	$308,439	$445,207	$322,055	$721	$280,219

	Bonneau	Brainerd	Braxton	Brennan	Brooklyn	Burlington	Butter
ASSETS
Current assets:
Cash	$5,016	$7,819	$13,396	$14,230	$5,411	$4,397	$6,000
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	2,034	1,085	1,323	1,900	820	3,523	2,911
Due from related party	-	10,856	-	-	8,990	-	-
Due from third party property manager	6,793	6,436	4,914	2,133	-	9,901	11,232
Total current assets	13,843	26,196	19,633	18,263	15,221	17,820	20,144
Property and equipment, net	334,508	288,407	318,297	221,670	170,120	636,000	364,125
Deposits	-	-	-	-	-	-	-
Total assets	$348,352	$314,603	$337,930	$239,933	$185,342	$653,820	$384,269

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$8,125	$8,978	$10,930	$2,425	$5,615	$8,271	$5,311
Due to related party	6,334	-	4,855	14,910	-	12,593	9,160
Due to third party property manager	-	-	-	-	9,835	-	-
Total current liabilities	14,459	8,978	15,786	17,335	15,450	20,864	14,471
Tenant deposits	2,295	2,595	2,045	1,994	1,249	3,395	2,795
Mortgage payable, net	-	141,798	-	153,752	81,167	-	259,851
Total liabilities	16,754	153,371	17,831	173,080	97,867	24,259	277,117

Members’ equity (deficit):
Members’ capital	349,483	168,239	340,007	87,955	102,686	641,869	124,914
Retained earnings (accumulated deficit)	(17,885)	(7,007)	(19,908)	(21,102)	(15,211)	(12,309)	(17,762)
Total members’ equity (deficit)	331,598	161,232	320,099	66,853	87,475	629,561	107,152
Total liabilities and members’ equity (deficit)	$348,352	$314,603	$337,930	$239,933	$185,342	$653,820	$384,269

	Camino	Campbell	Cawley	Centennial	Chaparral	Chelsea	Chester
ASSETS
Current assets:
Cash	$17,466	$-	$-	$11,429	$16,968	$4,062	$4,231
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	838	-	-	406	637	2,341	897
Due from related party	-	-	-	-	-	6,211	12,580
Due from third party property manager	5,269	9,738	-	3,774	2,441	6,235	6,235
Total current assets	23,573	9,738	-	15,608	20,045	18,850	23,944
Property and equipment, net	260,564	-	316,203	271,007	184,212	299,897	364,723
Deposits	-	-	-	-	-	-	-
Total assets	$284,137	$9,738	$316,203	$286,615	$204,257	$318,747	$388,667

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$8,145	$663	$2,309	$3,009	$5,774	$4,593	$3,825
Due to related party	216	69,756	314,993	3,837	4,301	-	-
Due to third party property manager	-	-	2,782	-	-	-	-
Total current liabilities	8,361	70,419	320,084	6,846	10,075	4,593	3,825
Tenant deposits	1,994	-	-	1,895	3,000	1,895	2,445
Mortgage payable, net	-	-	-	187,534	103,113	213,230	181,530
Total liabilities	10,355	70,419	320,084	196,275	116,188	219,719	187,800

Members’ equity (deficit):
Members’ capital	276,793	3,161	-	101,834	86,050	109,886	217,282
Retained earnings (accumulated deficit)	(3,011)	(63,841)	(3,881)	(11,493)	2,020	(10,858)	(16,415)
Total members’ equity (deficit)	273,782	(60,680)	(3,881)	90,341	88,070	99,028	200,866
Total liabilities and members’ equity (deficit)	$284,137	$9,738	$316,203	$286,615	$204,257	$318,747	$388,667

	Chickamauga	Chinook	Chitwood	Clover	Coatbridge	Collier	Collinston
ASSETS
Current assets:
Cash	$20,668	$-	$10,157	$19,229	$5,521	$9,444	$756
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,535	-	980	1,210	1,395	956	744
Due from related party	-	-	3,772	3,421	-	-	-
Due from third party property manager	6,476	-	6,740	5,895	4,948	4,813	8,010
Total current assets	28,679	-	21,649	29,755	11,864	15,213	9,510
Property and equipment, net	370,044	306,915	375,740	314,353	258,347	348,824	202,137
Deposits	-	-	-	-	-	-	-
Total assets	$398,723	$306,915	$397,390	$344,108	$270,211	$364,037	$211,646

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$8,864	$2,219	$10,046	$9,628	$3,482	$5,247	$1,984
Due to related party	1,713	305,696	-	-	3,240	9,470	13,690
Due to third party property manager	-	101	-	-	-	-	-
Total current liabilities	10,578	308,017	10,046	9,628	6,721	14,717	15,674
Tenant deposits	2,545	-	2,795	1,895	2,993	2,445	4,033
Mortgage payable, net	-	-	-	-	173,162	-	134,830
Total liabilities	13,123	308,017	12,841	11,523	182,876	17,162	154,538

Members’ equity (deficit):
Members’ capital	389,128	-	392,979	336,741	102,959	364,909	84,758
Retained earnings (accumulated deficit)	(3,528)	(1,102)	(8,431)	(4,156)	(15,625)	(18,034)	(27,649)
Total members’ equity (deficit)	385,600	(1,102)	384,549	332,585	87,335	346,875	57,109
Total liabilities and members’ equity (deficit)	$398,723	$306,915	$397,390	$344,108	$270,211	$364,037	$211,646

	Conway	Cove	Creekside	Creekwood	Cumberland	Cupcake	Cypress
ASSETS
Current assets:
Cash	$11,638	$15,120	$18,709	$1,100	$19,960	$10,862	$1,386
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	2,255	927	1,057	2,405	880	467	3,945
Due from related party	-	-	-	12,544	-	2,755	1,252
Due from third party property manager	8,598	4,471	5,908	7,051	4,945	1,458	13,581
Total current assets	22,491	20,518	25,673	23,100	25,785	15,542	20,164
Property and equipment, net	674,597	210,970	305,460	284,204	290,897	217,804	359,424
Deposits	-	-	-	-	-	-	-
Total assets	$697,088	$231,488	$331,133	$307,304	$316,683	$233,346	$379,588

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$9,195	$3,249	$10,452	$2,911	$6,428	$3,727	$4,644
Due to related party	19,809	1,249	2,408	-	989	-	-
Due to third party property manager	-	-	-	-	-	-	-
Total current liabilities	29,005	4,498	12,860	2,911	7,417	3,727	4,644
Tenant deposits	3,250	1,595	2,395	1,795	1,695	1,595	2,395
Mortgage payable, net	-	-	-	141,105	-	150,030	178,936
Total liabilities	32,255	6,093	15,255	145,811	9,112	155,352	185,975

Members’ equity (deficit):
Members’ capital	697,686	228,297	318,207	171,666	309,497	78,557	213,300
Retained earnings (accumulated deficit)	(32,853)	(2,903)	(2,328)	(10,173)	(1,926)	(563)	(19,687)
Total members’ equity (deficit)	664,833	225,394	315,878	161,493	307,571	77,994	193,613
Total liabilities and members’ equity (deficit)	$697,088	$231,488	$331,133	$307,304	$316,683	$233,346	$379,588

	Daisy	Davidson	Dawson	Delta	Dewberry	Diablo	Dogwood
ASSETS
Current assets:
Cash	$16,872	$5,026	$617	$329	$2,978	$756	$15,041
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	969	1,925	2,015	2,296	24	1,255	1,107
Due from related party	-	-	-	-	-	-	-
Due from third party property manager	5,248	2,985	5,321	-	6,479	4,809	5,700
Total current assets	23,089	9,936	7,954	2,624	9,481	6,820	21,848
Property and equipment, net	295,867	202,810	219,715	331,158	180,749	289,671	236,054
Deposits	-	-	-	-	-	-	-
Total assets	$318,955	$212,746	$227,668	$333,782	$190,230	$296,492	$257,902

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$7,201	$2,268	$2,896	$2,811	$2,526	$4,805	$6,891
Due to related party	2,587	6,153	11,976	31,242	3,635	22,466	3,744
Due to third party property manager	-	-	-	4,711	-	-	-
Total current liabilities	9,788	8,421	14,872	38,764	6,161	27,271	10,636
Tenant deposits	1,695	1,806	1,745	-	2,393	2,145	2,243
Mortgage payable, net	-	145,251	144,185	224,465	119,399	205,706	-
Total liabilities	11,483	155,478	160,803	263,228	127,952	235,122	12,878

Members’ equity (deficit):
Members’ capital	313,113	74,516	86,639	119,272	74,253	103,293	248,124
Retained earnings (accumulated deficit)	(5,640)	(17,248)	(19,773)	(48,719)	(11,975)	(41,923)	(3,100)
Total members’ equity (deficit)	307,472	57,268	66,866	70,553	62,278	61,369	245,024
Total liabilities and members’ equity (deficit)	$318,955	$212,746	$227,668	$333,782	$190,230	$296,492	$257,902

	Dolittle	Dolly	Dops	Dorchester	Dunbar	Eagle	Eastfair
ASSETS
Current assets:
Cash	$6,330	$7,860	$13,501	$7,606	$365	$5,781	$13,456
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,418	1,890	861	2,548	578	1,781	1,630
Due from related party	-	-	-	-	-	14,376	-
Due from third party property manager	8,038	8,481	2,993	6,356	2,658	1,501	5,695
Total current assets	15,786	18,231	17,354	16,510	3,602	23,439	20,781
Property and equipment, net	294,908	677,458	203,389	337,973	315,999	266,309	204,501
Deposits	-	-	-	-	-	-	-
Total assets	$310,694	$695,689	$220,744	$354,483	$319,601	$289,749	$225,282

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$4,374	$9,382	$5,415	$5,913	$4,334	$3,865	$4,018
Due to related party	3,097	13,040	518	8,448	14,555	-	3,304
Due to third party property manager	-	-	-	-	-	-	-
Total current liabilities	7,471	22,422	5,932	14,361	18,888	3,865	7,322
Tenant deposits	3,443	3,195	2,093	2,195	-	1,995	3,590
Mortgage payable, net	205,392	-	-	-	-	131,646	147,906
Total liabilities	216,306	25,617	8,025	16,556	18,888	137,505	158,818

Members’ equity (deficit):
Members’ capital	105,141	707,574	219,386	359,023	333,004	160,766	65,516
Retained earnings (accumulated deficit)	(10,753)	(37,501)	(6,667)	(21,096)	(32,292)	(8,522)	948
Total members’ equity (deficit)	94,388	670,072	212,719	337,927	300,712	152,243	66,464
Total liabilities and members’ equity (deficit)	$310,694	$695,689	$220,744	$354,483	$319,601	$289,749	$225,282

	Elevation	Ella	Ellen	Elm	Emporia	Ensenada	Falcon
ASSETS
Current assets:
Cash	$1,974	$12,355	$-	$3,735	$1,479	$20,290	$8,994
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,417	912	-	2,012	1,552	2,005	1,875
Due from related party	-	-	-	-	-	-	6,041
Due from third party property manager	7,847	5,052	-	6,956	4,547	10,081	5,828
Total current assets	11,238	18,319	-	12,703	7,578	32,376	22,738
Property and equipment, net	252,938	260,639	-	157,993	341,527	539,993	267,145
Deposits	-	-	-	-	-	-	-
Total assets	$264,176	$278,958	$-	$170,695	$349,105	$572,369	$289,883

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,453	$7,565	$-	$2,264	$2,909	$5,774	$4,853
Due to related party	6,614	5,368	-	5,000	1,963	6,018	-
Due to third party property manager	-	-	557	-	-	-	-
Total current liabilities	9,067	12,933	557	7,265	4,873	11,792	4,853
Tenant deposits	3,990	1,795	-	1,495	2,495	3,295	1,950
Mortgage payable, net	170,344	(1,795)	-	105,791	242,535	388,515	131,636
Total liabilities	183,401	12,934	557	114,550	249,902	403,602	138,439

Members’ equity (deficit):
Members’ capital	104,451	281,001	-	64,322	126,247	191,675	159,058
Retained earnings (accumulated deficit)	(23,676)	(14,977)	(557)	(8,177)	(27,044)	(22,908)	(7,614)
Total members’ equity (deficit)	80,775	266,024	(557)	56,145	99,203	168,767	151,444
Total liabilities and members’ equity (deficit)	$264,176	$278,958	$-	$170,695	$349,105	$572,369	$289,883

	Felix	Fenwick	Folly	Forest	Foster	Franklin	Gardens
ASSETS
Current assets:
Cash	$-	$-	$10,150	$333	$-	$-	$6,315
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	-	-	2,208	3,741	817	-	1,875
Due from related party	-	-	-	-	-	-	-
Due from third party property manager	-	1,116	7,083	11,098	-	-	10,301
Total current assets	-	1,116	19,442	15,172	817	-	18,491
Property and equipment, net	249,528	302,140	313,243	333,472	315,843	300,987	215,210
Deposits	-	-	-	-	-	-	-
Total assets	$249,528	$303,256	$332,685	$348,644	$316,660	$300,987	$233,701

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$786	$2,122	$11,015	$5,011	$3,687	$2,099	$2,929
Due to related party	249,472	300,956	14,038	14,791	314,026	300,146	2,301
Due to third party property manager	111	-	-	-	141	113	-
Total current liabilities	250,369	303,078	25,053	19,801	317,853	302,358	5,230
Tenant deposits	-	2,095	2,695	2,595	-	-	6,173
Mortgage payable, net	-	-	-	225,207	-	-	134,800
Total liabilities	250,369	305,173	27,748	247,604	317,853	302,358	146,203

Members’ equity (deficit):
Members’ capital	-	388	323,494	138,237	82	-	93,979
Retained earnings (accumulated deficit)	(841)	(2,304)	(18,557)	(37,196)	(1,275)	(1,371)	(6,481)
Total members’ equity (deficit)	(841)	(1,916)	304,937	101,040	(1,193)	(1,371)	87,498
Total liabilities and members’ equity (deficit)	$249,528	$303,256	$332,685	$348,644	$316,660	$300,987	$233,701

	General	Goose	Grant	Greenhill	Gretal	Grove	Hadden
ASSETS
Current assets:
Cash	$-	$11,055	$10,542	$8,502	$19,662	$1,394	$9,814
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	-	2,028	2,435	2,251	1,337	1,493	1,768
Due from related party	-	6,048	-	-	-	-	-
Due from third party property manager	-	1,953	4,832	10,420	4,178	4,944	4,914
Total current assets	-	21,083	17,809	21,173	25,177	7,831	16,497
Property and equipment, net	318,419	248,147	359,480	316,900	445,531	230,819	213,876
Deposits	-	-	-	-	-	-	-
Total assets	$318,419	$269,231	$377,289	$338,073	$470,707	$238,650	$230,372

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$543	$4,239	$3,606	$3,745	$8,393	$2,306	$3,042
Due to related party	318,631	-	4,406	3,092	3,170	5,923	1,509
Due to third party property manager	24	-	-	-	-	-	-
Total current liabilities	319,199	4,239	8,012	6,837	11,563	8,229	4,551
Tenant deposits	-	1,950	-	3,119	2,395	1,869	1,645
Mortgage payable, net	-	122,576	256,457	225,442	-	155,649	141,760
Total liabilities	319,199	128,765	264,469	235,398	13,958	165,747	147,956

Members’ equity (deficit):
Members’ capital	-	149,022	133,869	108,158	478,276	84,174	90,029
Retained earnings (accumulated deficit)	(780)	(8,556)	(21,050)	(5,482)	(21,527)	(11,272)	(7,613)
Total members’ equity (deficit)	(780)	140,466	112,819	102,675	456,749	72,902	82,417
Total liabilities and members’ equity (deficit)	$318,419	$269,231	$377,289	$338,073	$470,707	$238,650	$230,372

	Hansard	Hansel	Harrison	Henry	Heritage	Heron	Highland
ASSETS
Current assets:
Cash	$17,297	$14,596	$4,033	$10,141	$3,953	$813	$3,442
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,046	2,158	1,915	1,112	2,790	2,322	718
Due from related party	929	-	12,946	-	-	3,129	-
Due from third party property manager	6,671	5,611	8,696	9,570	18,591	6,314	6,713
Total current assets	25,942	22,365	27,590	20,823	25,333	12,578	10,873
Property and equipment, net	301,561	399,649	450,772	422,678	288,733	284,887	281,854
Deposits	-	-	-	-	-	-	-
Total assets	$327,503	$422,014	$478,363	$443,501	$314,067	$297,465	$292,727

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$7,302	$4,145	$5,767	$9,858	$2,472	$4,658	$9,130
Due to related party	-	15,380	-	23,007	25,498	-	2,632
Due to third party property manager	-	-	-	-	-	-	-
Total current liabilities	7,302	19,525	5,767	32,864	27,971	4,658	11,762
Tenant deposits	2,450	2,095	3,145	2,450	1,995	2,369	2,843
Mortgage payable, net	-	197,338	224,650	-	200,816	198,731	-
Total liabilities	9,752	218,958	233,562	35,314	230,781	205,757	14,605

Members’ equity (deficit):
Members’ capital	323,904	233,453	261,645	427,465	104,080	103,196	288,897
Retained earnings (accumulated deficit)	(6,153)	(30,397)	(16,844)	(19,279)	(20,795)	(11,489)	(10,775)
Total members’ equity (deficit)	317,751	203,056	244,801	408,186	83,285	91,708	278,122
Total liabilities and members’ equity (deficit)	$327,503	$422,014	$478,363	$443,501	$314,067	$297,465	$292,727

	Hines	Holcomb	Holland	Hollandaise	Holloway	Inglewood	Jack
ASSETS
Current assets:
Cash	$10,999	$12,491	$2,399	$3,850	$9,342	$3,215	$5,552
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	675	-	2,022	1,936	1,919	2,642	1,920
Due from related party	-	-	411	565	-	-	-
Due from third party property manager	-	17,660	5,475	13,553	8,757	10,489	6,603
Total current assets	11,674	30,151	10,307	19,903	20,018	16,346	14,074
Property and equipment, net	259,330	347,896	202,325	356,165	323,263	668,980	417,469
Deposits	-	-	-	-	-	-	-
Total assets	$271,004	$378,048	$212,633	$376,069	$343,281	$685,325	$431,543

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$5,034	$8,164	$2,079	$3,428	$4,149	$7,763	$3,383
Due to related party	4,678	15,320	-	-	4,515	5,121	7,924
Due to third party property manager	5,029	-	-	-	-	-	-
Total current liabilities	14,741	23,484	2,079	3,428	8,664	12,884	11,307
Tenant deposits	1,845	2,095	2,168	2,295	3,119	3,645	2,995
Mortgage payable, net	-	-	145,256	252,952	218,246	-	286,828
Total liabilities	16,586	25,579	149,502	258,676	230,029	16,529	301,130

Members’ equity (deficit):
Members’ capital	263,556	365,713	85,907	141,424	128,299	705,398	149,339
Retained earnings (accumulated deficit)	(9,138)	(13,245)	(22,777)	(24,031)	(15,047)	(36,601)	(18,926)
Total members’ equity (deficit)	254,418	352,468	63,131	117,393	113,252	668,797	130,413
Total liabilities and members’ equity (deficit)	$271,004	$378,048	$212,633	$376,069	$343,281	$685,325	$431,543

	Jake	Jefferson	Jill	Johnny	June	Jupiter	Kawana
ASSETS
Current assets:
Cash	$19,700	$13,357	$4,399	$24,853	$11,519	$5,976	$775
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	2,292	1,602	3,923	1,582	1,583	1,047	1,969
Due from related party	-	1,687	10,536	-	-	-	8,833
Due from third party property manager	9,673	5,712	5,936	10,844	10,210	4,909	6,047
Total current assets	31,665	22,359	24,794	37,279	23,311	11,931	17,623
Property and equipment, net	577,299	273,048	394,720	575,336	575,336	202,133	268,156
Deposits	-	-	-	-	-	-	-
Total assets	$608,964	$295,407	$419,514	$612,614	$598,646	$214,064	$285,780

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$8,364	$6,585	$4,016	$7,561	$13,064	$2,118	$3,274
Due to related party	12,144	-	-	56,678	34,943	5,679	-
Due to third party property manager	-	-	-	-	-	-	-
Total current liabilities	20,509	6,585	4,016	64,239	48,007	7,797	3,274
Tenant deposits	4,693	2,595	2,195	3,795	3,545	1,869	2,543
Mortgage payable, net	-	-	196,544	-	-	138,057	190,404
Total liabilities	25,201	9,180	202,755	68,034	51,552	147,722	196,220

Members’ equity (deficit):
Members’ capital	602,808	294,667	233,212	593,804	592,944	85,264	99,697
Retained earnings (accumulated deficit)	(19,045)	(8,441)	(16,453)	(49,223)	(45,850)	(18,922)	(10,137)
Total members’ equity (deficit)	583,763	286,227	216,759	544,580	547,094	66,342	89,560
Total liabilities and members’ equity (deficit)	$608,964	$295,407	$419,514	$612,614	$598,646	$214,064	$285,780

	Kennesaw	Kenny	KerriAnn	Kessler	Kingsley	Kirkwood	Korin
ASSETS
Current assets:
Cash	$10,151	$13,986	$12,084	$2,932	$9,380	$2,050	$18,288
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,365	1,890	860	978	946	2,277	818
Due from related party	-	-	-	-	-	-	-
Due from third party property manager	21,876	8,725	7,801	4,317	6,686	5,626	6,075
Total current assets	33,392	24,601	20,745	8,226	17,012	9,954	25,181
Property and equipment, net	417,307	677,458	327,094	258,570	299,664	255,636	276,149
Deposits	-	-	-	-	-	-	-
Total assets	$450,700	$702,059	$347,838	$266,796	$316,676	$265,590	$301,330

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$8,374	$9,400	$2,820	$2,427	$3,974	$3,237	$7,881
Due to related party	18,048	5,724	15,781	16	4,189	2,804	2,587
Due to third party property manager	-	-	-	-	-	-	-
Total current liabilities	26,422	15,124	18,602	2,443	8,163	6,041	10,469
Tenant deposits	2,495	3,095	2,369	1,595	2,869	2,393	1,995
Mortgage payable, net	-	-	235,509	125,217	212,302	179,967	-
Total liabilities	28,917	18,219	256,480	129,255	223,334	188,401	12,464

Members’ equity (deficit):
Members’ capital	435,006	710,112	123,635	153,835	104,057	92,846	294,378
Retained earnings (accumulated deficit)	(13,224)	(26,272)	(32,276)	(16,294)	(10,714)	(15,657)	(5,511)
Total members’ equity (deficit)	421,783	683,840	91,359	137,541	93,343	77,188	288,866
Total liabilities and members’ equity (deficit)	$450,700	$702,059	$347,838	$266,796	$316,676	$265,590	$301,330

	Lallie	Lanier	Lannister	Latte	Lennox	Lierly	Lily
ASSETS
Current assets:
Cash	$2,013	$13,178	$839	$17,506	$11,801	$18,985	$37,478
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,007	2,881	2,234	1,375	848	686	4,503
Due from related party	-	-	-	-	-	-	-
Due from third party property manager	4,513	8,996	5,362	8,178	5,085	1,685	7,488
Total current assets	7,532	25,055	8,436	27,059	17,734	21,356	49,470
Property and equipment, net	352,763	369,622	176,566	358,276	206,118	200,667	512,036
Deposits	-	-	-	-	-	-	-
Total assets	$360,295	$394,677	$185,002	$385,336	$223,852	$222,022	$561,506

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$4,565	$3,467	$2,079	$6,989	$3,196	$8,156	$3,981
Due to related party	11,743	3,156	6,271	5,148	3,113	3,884	93,537
Due to third party property manager	-	-	-	-	-	-	-
Total current liabilities	16,308	6,623	8,350	12,137	6,309	12,040	97,517
Tenant deposits	-	2,295	1,943	3,293	1,695	1,750	2,395
Mortgage payable, net	237,564	261,277	112,551	-	137,746	129,647	308,594
Total liabilities	253,872	270,195	122,843	15,429	145,750	143,437	408,506

Members’ equity (deficit):
Members’ capital	124,714	134,973	79,970	372,284	82,200	77,480	213,998
Retained earnings (accumulated deficit)	(18,291)	(10,491)	(17,811)	(2,378)	(4,098)	1,106	(60,999)
Total members’ equity (deficit)	106,423	124,482	62,159	369,906	78,102	78,586	153,000
Total liabilities and members’ equity (deficit)	$360,295	$394,677	$185,002	$385,336	$223,852	$222,022	$561,506

	Limestone	Litton	Longwoods	Lookout	Loretta	Louis	Louise
ASSETS
Current assets:
Cash	$10,059	$8,852	$-	$5,073	$11,582	$-	$9,318
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	945	1,059	-	973	2,255	104	2,257
Due from related party	7,578	13,550	-	-	-	-	-
Due from third party property manager	7,938	6,119	-	5,675	9,511	-	6,879
Total current assets	26,519	29,580	-	11,720	23,348	104	18,454
Property and equipment, net	279,677	318,302	271,468	338,224	674,211	271,384	269,015
Deposits	-	-	-	-	-	-	-
Total assets	$306,197	$347,882	$271,468	$349,944	$697,558	$271,488	$287,469

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$4,300	$9,072	$2,783	$5,073	$9,272	$1,844	$3,573
Due to related party	-	-	269,861	5,102	5,822	270,553	2,657
Due to third party property manager	-	-	-	-	-	1,002	-
Total current liabilities	4,300	9,072	272,644	10,175	15,094	273,399	6,230
Tenant deposits	3,293	2,445	-	2,145	3,445	-	2,369
Mortgage payable, net	200,860	156,467	-	-	-	-	179,973
Total liabilities	208,453	167,983	272,644	12,320	18,539	273,399	188,572

Members’ equity (deficit):
Members’ capital	108,382	186,001	370	345,467	695,950	106	104,964
Retained earnings (accumulated deficit)	(10,638)	(6,102)	(1,546)	(7,842)	(16,930)	(2,018)	(6,067)
Total members’ equity (deficit)	97,744	179,899	(1,176)	337,625	679,019	(1,912)	98,897
Total liabilities and members’ equity (deficit)	$306,197	$347,882	$271,468	$349,944	$697,558	$271,488	$287,469

	Lovejoy	Luna	Lurleen	Madison	Mae	Magnolia	Malbec
ASSETS
Current assets:
Cash	$3,100	$11,216	$7,369	$5,709	$25,752	$301	$14,839
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,736	781	888	702	1,313	1,175	511
Due from related party	628	-	9,926	-	-	-	-
Due from third party property manager	324	3,655	-	-	8,852	17,611	-
Total current assets	5,787	15,652	18,183	6,411	35,917	19,087	15,350
Property and equipment, net	286,473	204,501	226,586	201,705	347,771	251,087	302,822
Deposits	-	-	-	-	-	-	-
Total assets	$292,260	$220,153	$244,769	$208,116	$383,689	$270,175	$318,172

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$3,200	$3,480	$8,206	$2,326	$11,843	$2,270	$4,262
Due to related party	-	3,379	-	8,646	2,485	20,721	4,340
Due to third party property manager	-	-	2,918	2,329	-	-	2,016
Total current liabilities	3,200	6,859	11,123	13,300	14,328	22,991	10,618
Tenant deposits	-	1,750	1,695	1,449	4,190	1,795	2,195
Mortgage payable, net	202,920	147,906	107,525	99,801	-	170,915	204,833
Total liabilities	206,120	156,515	120,343	114,551	18,518	195,702	217,646

Members’ equity (deficit):
Members’ capital	103,801	68,688	132,589	119,849	373,823	93,001	108,488
Retained earnings (accumulated deficit)	(17,660)	(5,049)	(8,164)	(26,284)	(8,652)	(18,528)	(7,962)
Total members’ equity (deficit)	86,141	63,638	124,426	93,565	365,171	74,473	100,525
Total liabilities and members’ equity (deficit)	$292,260	$220,153	$244,769	$208,116	$383,689	$270,175	$318,172

	Mammoth	Marcelo	Marie	Marietta	Marion	Marple	Martell
ASSETS
Current assets:
Cash	$8,233	$15,067	$16,827	$5	$-	$17,312	$22,498
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	2,301	752	939	1,727	-	556	1,406
Due from related party	-	-	2,435	12,153	-	315	-
Due from third party property manager	14,624	5,330	7,471	6,370	-	-	-
Total current assets	25,157	21,150	27,672	20,255	-	18,183	23,905
Property and equipment, net	332,675	280,303	317,808	297,862	256,645	176,869	261,963
Deposits	-	-	-	-	-	-	-
Total assets	$357,832	$301,453	$345,480	$318,117	$256,645	$195,051	$285,868

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,904	$7,499	$7,902	$4,932	$1,888	$1,531	$3,682
Due to related party	9,507	3,969	-	-	255,601	-	197
Due to third party property manager	-	-	-	-	573	420	4,986
Total current liabilities	12,411	11,467	7,902	4,932	258,061	1,951	8,864
Tenant deposits	2,095	1,945	2,745	2,095	-	-	-
Mortgage payable, net	235,571	-	-	148,320	-	-	-
Total liabilities	250,077	13,412	10,647	155,347	258,061	1,951	8,864

Members’ equity (deficit):
Members’ capital	120,610	302,280	341,298	178,650	333	197,057	286,198
Retained earnings (accumulated deficit)	(12,854)	(14,239)	(6,465)	(15,880)	(1,749)	(3,957)	(9,195)
Total members’ equity (deficit)	107,756	288,041	334,832	162,770	(1,416)	193,101	277,003
Total liabilities and members’ equity (deficit)	$357,832	$301,453	$345,480	$318,117	$256,645	$195,051	$285,868

	Mary	Matchingham	McGregor	McLovin	Meadow	Mimosa	Mojave
ASSETS
Current assets:
Cash	$-	$13,673	$7,246	$8,118	$3,774	$4,549	$7,116
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	-	762	616	1,711	1,041	798	448
Due from related party	-	-	-	-	2,416	10,270	-
Due from third party property manager	-	6,257	5,903	8,341	3,576	6,026	1,691
Total current assets	-	20,693	13,765	18,169	10,807	21,643	9,255
Property and equipment, net	273,703	202,755	294,052	508,137	307,113	209,780	232,039
Deposits	-	-	-	-	-	-	-
Total assets	$273,703	$223,447	$307,817	$526,307	$317,920	$231,424	$241,294

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$992	$3,578	$7,085	$5,412	$2,873	$8,165	$3,069
Due to related party	273,622	2,535	5,896	5,307	-	-	5,731
Due to third party property manager	3,033	-	-	-	-	-	-
Total current liabilities	277,647	6,113	12,981	10,719	2,873	8,165	8,799
Tenant deposits	-	1,795	1,895	3,495	-	1,495	1,596
Mortgage payable, net	-	144,619	-	364,169	212,676	105,216	160,044
Total liabilities	277,647	152,526	14,876	378,383	215,549	114,876	170,439

Members’ equity (deficit):
Members’ capital	675	72,449	306,293	176,288	132,051	126,790	75,191
Retained earnings (accumulated deficit)	(4,619)	(1,528)	(13,352)	(28,365)	(29,680)	(10,243)	(4,336)
Total members’ equity (deficit)	(3,944)	70,921	292,941	147,923	102,371	116,548	70,855
Total liabilities and members’ equity (deficit)	$273,703	$223,447	$307,817	$526,307	$317,920	$231,424	$241,294

	Murphy	Mycroft	Nugget	Odessa	Olive	Oly	Onyx
ASSETS
Current assets:
Cash	$15,304	$17,402	$11,154	$3,699	$3,937	$14,856	$7
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,315	565	1,684	1,900	1,395	1,705	-
Due from related party	-	207	-	-	-	-	-
Due from third party property manager	6,910	-	8,089	6,280	6,785	8,699	-
Total current assets	23,528	18,174	20,928	11,879	12,117	25,260	7
Property and equipment, net	285,375	180,876	548,801	511,349	224,552	508,807	327,464
Deposits	-	-	-	-	-	-	-
Total assets	$308,903	$199,050	$569,729	$523,228	$236,668	$534,067	$327,471

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$5,117	$1,576	$2,732	$4,062	$3,319	$5,150	$2,159
Due to related party	3,124	-	12,047	11,683	5,190	4,643	326,266
Due to third party property manager	-	335	-	-	-	-	174
Total current liabilities	8,241	1,912	14,779	15,746	8,509	9,793	328,598
Tenant deposits	2,295	-	3,295	4,193	1,895	5,580	-
Mortgage payable, net	205,087	-	-	371,149	124,223	364,874	-
Total liabilities	215,623	1,912	18,074	391,087	134,627	380,246	328,598

Members’ equity (deficit):
Members’ capital	101,427	201,023	559,440	187,132	115,976	174,929	283
Retained earnings (accumulated deficit)	(8,147)	(3,886)	(7,786)	(54,990)	(13,935)	(21,109)	(1,410)
Total members’ equity (deficit)	93,280	197,138	551,655	132,141	102,041	153,820	(1,127)
Total liabilities and members’ equity (deficit)	$308,903	$199,050	$569,729	$523,228	$236,668	$534,067	$327,471

	Oscar	Osceola	Osprey	Otoro	Palmer	Patrick	Peanut
ASSETS
Current assets:
Cash	$-	$-	$14,934	$1,752	$-	$6,064	$3,865
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	-	-	2,192	994	-	691	833
Due from related party	-	-	-	-	-	-	2,426
Due from third party property manager	-	-	9,295	1,920	-	1,382	3,488
Total current assets	-	-	26,421	4,665	-	8,137	10,611
Property and equipment, net	251,638	282,359	348,723	383,178	294,574	203,112	210,468
Deposits	-	-	-	-	-	-	-
Total assets	$251,638	$282,359	$375,144	$387,844	$294,574	$211,249	$221,079

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$789	$2,406	$13,816	$2,760	$2,083	$5,621	$2,610
Due to related party	251,574	280,865	4,980	24,209	293,631	4,326	-
Due to third party property manager	-	6,684	-	-	187	-	-
Total current liabilities	252,363	289,955	18,796	26,970	295,901	9,947	2,610
Tenant deposits	-	-	4,590	-	-	1,575	2,093
Mortgage payable, net	-	-	-	271,709	-	107,796	145,225
Total liabilities	252,363	289,955	23,386	298,679	295,901	119,318	149,927

Members’ equity (deficit):
Members’ capital	-	7	359,669	137,167	-	95,906	80,011
Retained earnings (accumulated deficit)	(725)	(7,603)	(7,911)	(48,002)	(1,327)	(3,975)	(8,860)
Total members’ equity (deficit)	(725)	(7,596)	351,757	89,165	(1,327)	91,931	71,152
Total liabilities and members’ equity (deficit)	$251,638	$282,359	$375,144	$387,844	$294,574	$211,249	$221,079

	Pearl	Pecan	Piedmont	Pinot	Pioneer	Plumtree	Point
ASSETS
Current assets:
Cash	$22,990	$16,212	$3,072	$16,081	$16,858	$23,069	$12,530
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,548	667	1,059	927	1,907	653	2,972
Due from related party	-	-	14,831	-	-	-	-
Due from third party property manager	2,654	4,743	6,780	-	9,647	3,041	7,307
Total current assets	27,192	21,622	25,743	17,008	28,413	26,763	22,810
Property and equipment, net	534,885	195,372	377,310	305,742	575,882	188,707	373,622
Deposits	-	-	-	-	-	-	-
Total assets	$562,077	$216,994	$403,052	$322,750	$604,294	$215,470	$396,432

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$9,280	$6,864	$3,571	$4,290	$5,981	$7,049	$3,516
Due to related party	8,877	4,148	-	4,520	26,128	4,469	4,255
Due to third party property manager	-	-	-	592	-	-	-
Total current liabilities	18,157	11,012	3,571	9,402	32,109	11,518	7,771
Tenant deposits	2,795	5,363	2,295	2,195	3,445	3,000	2,295
Mortgage payable, net	-	112,347	187,900	206,955	-	109,890	265,099
Total liabilities	20,952	128,722	193,766	218,552	35,554	124,408	275,165

Members’ equity (deficit):
Members’ capital	552,611	88,943	228,983	109,361	586,459	87,341	136,513
Retained earnings (accumulated deficit)	(11,486)	(671)	(19,697)	(5,163)	(17,719)	3,721	(15,246)
Total members’ equity (deficit)	541,125	88,272	209,286	104,198	568,740	91,062	121,267
Total liabilities and members’ equity (deficit)	$562,077	$216,994	$403,052	$322,750	$604,294	$215,470	$396,432

	Porthos	Quincy	Redondo	Regency	Reginald	Reynolds	Ribbonwalk
ASSETS
Current assets:
Cash	$-	$23,128	$3,004	$10,552	$8,148	$9,220	$5,220
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	2,371	1,684	1,025	1,480	1,384	1,553	1,431
Due from related party	-	-	7,532	12,951	-	-	-
Due from third party property manager	1,915	5,045	7,186	7,997	10,990	23,683	2,272
Total current assets	4,286	29,858	18,746	32,980	20,522	34,456	8,923
Property and equipment, net	304,152	537,294	310,665	274,206	435,477	422,207	307,089
Deposits	-	-	-	-	-	-	-
Total assets	$308,439	$567,152	$329,411	$307,186	$455,999	$456,663	$316,012

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$5,926	$6,655	$9,770	$12,999	$9,358	$9,897	$2,799
Due to related party	301,883	24,679	-	-	21,861	11,366	9,889
Due to third party property manager	-	-	-	-	-	-	-
Total current liabilities	307,809	31,335	9,770	12,999	31,219	21,264	12,688
Tenant deposits	2,295	2,695	2,695	3,793	4,293	2,495	1,995
Mortgage payable, net	-	(483)	154,088	134,406	-	-	221,705
Total liabilities	310,104	33,546	166,553	151,197	35,511	23,759	236,388

Members’ equity (deficit):
Members’ capital	237	571,942	183,039	161,359	452,520	439,253	116,016
Retained earnings (accumulated deficit)	(1,902)	(38,337)	(20,180)	(5,370)	(32,032)	(6,348)	(36,391)
Total members’ equity (deficit)	(1,665)	533,606	162,859	155,989	420,488	432,905	79,624
Total liabilities and members’ equity (deficit)	$308,439	$567,152	$329,411	$307,186	$455,999	$456,663	$316,012

	Richardson	Ridge	Ritter	River	Riverwalk	Rooney	Roseberry
ASSETS
Current assets:
Cash	$17,738	$9,501	$7,308	$14,261	$12,390	$3,228	$5,894
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,105	837	1,761	963	974	2,448	1,725
Due from related party	-	-	-	-	-	-	-
Due from third party property manager	5,010	6,208	-	7,288	6,923	5,905	7,796
Total current assets	23,852	16,546	9,069	22,512	20,288	11,581	15,414
Property and equipment, net	309,207	207,068	494,497	253,602	388,055	357,977	312,907
Deposits	-	-	-	-	-	-	-
Total assets	$333,059	$223,615	$503,566	$276,114	$408,343	$369,558	$328,321

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$9,644	$3,189	$6,337	$3,932	$6,686	$3,715	$4,860
Due to related party	1,608	3,148	12,662	3,527	6,409	8,136	4,123
Due to third party property manager	-	-	338	-	-	-	-
Total current liabilities	11,253	6,337	19,336	7,459	13,095	11,851	8,982
Tenant deposits	1,995	2,543	3,500	2,993	2,395	2,095	3,443
Mortgage payable, net	-	138,390	-	170,344	-	256,457	209,065
Total liabilities	13,248	147,269	22,836	180,795	15,490	270,403	221,490

Members’ equity (deficit):
Members’ capital	331,367	80,713	518,713	98,996	404,412	131,055	113,798
Retained earnings (accumulated deficit)	(11,556)	(4,367)	(37,983)	(3,678)	(11,560)	(31,900)	(6,966)
Total members’ equity (deficit)	319,811	76,345	480,730	95,319	392,853	99,155	106,832
Total liabilities and members’ equity (deficit)	$333,059	$223,615	$503,566	$276,114	$408,343	$369,558	$328,321

	Rosewood	Roxy	Saddlebred	Saint	Sajni	Salem	Salinas
ASSETS
Current assets:
Cash	$237	$2,814	$18,105	$21,570	$3,092	$10,638	$8,523
Accounts receivable	-	-	1,377	-	-	-	-
Prepaid expenses	760	718	1,514	1,119	2,359	1,288	627
Due from related party	-	-	-	-	-	-	1,324
Due from third party property manager	8,261	6,226	11,315	6,515	3,392	4,832	1,121
Total current assets	9,258	9,758	32,311	29,204	8,842	16,757	11,595
Property and equipment, net	264,664	318,764	467,468	310,674	313,136	302,787	228,134
Deposits	-	-	-	-	-	-	-
Total assets	$273,922	$328,522	$499,779	$339,878	$321,978	$319,544	$239,729

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,553	$2,541	$3,635	$3,609	$9,730	$4,043	$5,732
Due to related party	3,732	12,389	34,058	10,590	1,853	4,287	-
Due to third party property manager	-	-	-	-	-	-	-
Total current liabilities	6,285	14,931	37,693	14,199	11,583	8,330	5,732
Tenant deposits	2,768	1,995	4,168	2,495	2,745	2,195	1,945
Mortgage payable, net	186,917	218,190	329,445	209,762	-	208,726	-
Total liabilities	195,969	235,115	371,306	226,457	14,328	219,251	7,677

Members’ equity (deficit):
Members’ capital	98,435	118,320	174,687	117,558	320,520	104,851	249,044
Retained earnings (accumulated deficit)	(20,482)	(24,913)	(46,214)	(4,136)	(12,870)	(4,559)	(16,992)
Total members’ equity (deficit)	77,953	93,407	128,473	113,421	307,650	100,293	232,052
Total liabilities and members’ equity (deficit)	$273,922	$328,522	$499,779	$339,878	$321,978	$319,544	$239,729

	Saturn	Scepter	Sequoyah	Shallowford	Shoreline	Sigma	Simon
ASSETS
Current assets:
Cash	$5,365	$3,460	$2,086	$3,422	$6,640	$10,998	$-
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	913	1,146	993	1,504	813	1,353	-
Due from related party	-	-	6,361	5,484	-	-	-
Due from third party property manager	3,762	5,027	4,830	6,823	6,100	5,431	-
Total current assets	10,040	9,633	14,269	17,234	13,554	17,782	-
Property and equipment, net	212,637	261,777	245,638	354,922	295,470	373,258	291,597
Deposits	-	-	-	-	-	-	-
Total assets	$222,677	$271,410	$259,907	$372,156	$309,024	$391,039	$291,597

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,003	$2,376	$8,283	$6,877	$3,692	$3,838	$1,603
Due to related party	11,017	6,470	-	-	2,879	4,167	291,472
Due to third party property manager	-	-	-	-	-	-	3,129
Total current liabilities	13,020	8,846	8,283	6,877	6,570	8,005	296,204
Tenant deposits	1,806	1,795	1,795	2,545	-	2,869	-
Mortgage payable, net	138,062	186,953	121,262	176,630	209,940	266,867	-
Total liabilities	152,888	197,593	131,340	186,052	216,510	277,741	296,204

Members’ equity (deficit):
Members’ capital	89,907	97,793	146,526	211,004	104,522	130,031	-
Retained earnings (accumulated deficit)	(20,119)	(23,977)	(17,959)	(24,899)	(12,009)	(16,732)	(4,607)
Total members’ equity (deficit)	69,789	73,816	128,567	186,104	92,513	113,299	(4,607)
Total liabilities and members’ equity (deficit)	$222,677	$271,410	$259,907	$372,156	$309,024	$391,039	$291,597

	Sims	Soapstone	Sodalis	Spencer	Splash	Spring	Stonebriar
ASSETS
Current assets:
Cash	$13,243	$16,354	$4,595	$7,580	$12,509	$11,512	$855
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	-	666	809	1,571	798	838	683
Due from related party	334	-	-	-	-	-	-
Due from third party property manager	-	1,936	5,495	7,602	4,704	5,185	8,726
Total current assets	13,577	18,956	10,898	16,754	18,011	17,535	10,264
Property and equipment, net	274,929	205,333	284,546	286,058	204,617	243,200	198,346
Deposits	-	-	-	-	-	-	-
Total assets	$288,505	$224,289	$295,444	$302,812	$222,628	$260,735	$208,610

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,162	$7,979	$4,436	$5,994	$5,033	$7,857	$2,349
Due to related party	-	4,063	4,495	4,310	5,384	1,225	13,989
Due to third party property manager	259	-	-	-	-	-	-
Total current liabilities	2,420	12,042	8,930	10,304	10,417	9,082	16,338
Tenant deposits	-	1,600	2,000	2,349	3,000	1,695	1,395
Mortgage payable, net	-	126,802	-	192,488	121,858	-	132,710
Total liabilities	2,420	140,444	10,930	205,141	135,275	10,777	150,443

Members’ equity (deficit):
Members’ capital	290,946	83,886	300,542	107,795	88,205	255,918	77,494
Retained earnings (accumulated deficit)	(4,861)	(41)	(16,029)	(10,124)	(853)	(5,960)	(19,328)
Total members’ equity (deficit)	286,085	83,845	284,514	97,671	87,353	249,958	58,166
Total liabilities and members’ equity (deficit)	$288,505	$224,289	$295,444	$302,812	$222,628	$260,735	$208,610

	Sugar	Summerset	Sundance	Sunnyside	Swift	Taylor	Terracotta
ASSETS
Current assets:
Cash	$11,694	$5,152	$7,151	$18,290	$7,291	$2,444	$8,687
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,992	1,370	1,025	1,004	397	751	1,021
Due from related party	-	-	-	1,301	-	12,595	605
Due from third party property manager	7,180	5,798	17,656	8,461	23,725	3,277	6,406
Total current assets	20,866	12,320	25,832	29,056	31,413	19,068	16,719
Property and equipment, net	296,331	242,505	319,211	220,349	340,653	230,123	311,562
Deposits	-	-	-	-	-	-	-
Total assets	$317,197	$254,826	$345,043	$249,405	$372,066	$249,191	$328,281

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$3,891	$3,016	$15,334	$5,922	$9,421	$2,689	$3,501
Due to related party	3,780	4,988	4,582	-	14,729	-	-
Due to third party property manager	-	-	-	-	-	-	-
Total current liabilities	7,671	8,004	19,917	5,922	24,149	2,689	3,501
Tenant deposits	3,590	2,119	2,695	1,745	2,295	1,495	3,143
Mortgage payable, net	198,919	163,510	154,088	-	-	111,950	220,288
Total liabilities	210,181	173,632	176,699	7,667	26,444	116,134	226,932

Members’ equity (deficit):
Members’ capital	126,630	94,435	182,733	240,300	348,152	141,784	116,805
Retained earnings (accumulated deficit)	(19,614)	(13,242)	(14,389)	1,439	(2,530)	(8,727)	(15,455)
Total members’ equity (deficit)	107,016	81,194	168,344	241,739	345,622	133,057	101,350
Total liabilities and members’ equity (deficit)	$317,197	$254,826	$345,043	$249,405	$372,066	$249,191	$328,281

	Theodore	Tulip	Tuscan	Tuscarora	Tuxford	Vernon	Walton
ASSETS
Current assets:
Cash	$-	$1,104	$10,405	$22,101	$3,577	$3,630	$1,763
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	-	937	1,374	976	1,689	1,000	940
Due from related party	-	-	-	-	-	-	-
Due from third party property manager	-	6,528	4,599	7,389	5,685	21,533	-
Total current assets	-	8,570	16,378	30,466	10,951	26,163	2,702
Property and equipment, net	289,427	309,778	305,447	332,679	255,102	250,101	294,808
Deposits	-	-	-	-	-	-	-
Total assets	$289,427	$318,348	$321,825	$363,145	$266,054	$276,264	$297,510

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$1,603	$2,565	$8,578	$9,700	$2,490	$2,939	$12,496
Due to related party	289,302	14,667	822	2,057	14,092	16,355	21,694
Due to third party property manager	350	-	-	-	-	-	1,157
Total current liabilities	291,255	17,232	9,400	11,757	16,582	19,295	35,348
Tenant deposits	-	2,195	4,490	3,295	1,895	2,843	2,095
Mortgage payable, net	-	219,586	180,700	-	176,504	179,835	-
Total liabilities	291,255	239,014	194,590	15,052	194,981	201,972	37,443

Members’ equity (deficit):
Members’ capital	-	111,620	130,718	359,062	95,620	91,503	310,236
Retained earnings (accumulated deficit)	(1,828)	(32,286)	(3,483)	(10,969)	(24,548)	(17,210)	(50,169)
Total members’ equity (deficit)	(1,828)	79,334	127,235	348,093	71,072	74,292	260,068
Total liabilities and members’ equity (deficit)	$289,427	$318,348	$321,825	$363,145	$266,054	$276,264	$297,510

	Wave	Weldon	Wellington	Wentworth	Wescott	Westchester	Wildwood
ASSETS
Current assets:
Cash	$1,504	$8,964	$13,430	$8,775	$4,768	$12,663	$6,319
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	983	816	1,007	679	721	878	600
Due from related party	-	-	-	2,305	-	-	-
Due from third party property manager	4,609	5,013	13,756	773	5,423	9,403	8,493
Total current assets	7,096	14,793	28,193	12,532	10,911	22,944	15,412
Property and equipment, net	325,872	202,137	404,722	224,544	268,587	324,824	215,735
Deposits	-	-	-	-	-	-	-
Total assets	$332,968	$216,929	$432,915	$237,076	$279,498	$347,768	$231,146

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,409	$2,086	$10,314	$3,695	$2,791	$4,749	$2,568
Due to related party	28,362	9,175	3,063	-	10,694	4,338	441
Due to third party property manager	-	-	-	-	-	-	-
Total current liabilities	30,771	11,261	13,376	3,695	13,485	9,087	3,009
Tenant deposits	2,744	2,168	2,395	1,595	1,795	3,119	1,845
Mortgage payable, net	221,678	134,830	-	155,042	132,900	196,344	107,165
Total liabilities	255,193	148,258	15,771	160,332	148,180	208,550	112,018

Members’ equity (deficit):
Members’ capital	113,795	85,406	427,776	80,598	151,780	152,223	127,181
Retained earnings (accumulated deficit)	(36,020)	(16,735)	(10,632)	(3,855)	(20,461)	(13,005)	(8,053)
Total members’ equity (deficit)	77,775	68,671	417,144	76,744	131,318	139,218	119,128
Total liabilities and members’ equity (deficit)	$332,968	$216,929	$432,915	$237,076	$279,498	$347,768	$231,146

	Willow	Wilson	Windsor	Winston	Wisteria	Irene	Fletcher

ASSETS
Current assets:
Cash	$4,530	$19,230	$15,982	$18,351	$16,388	$-	$-
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	1,058	1,126	3,224	1,204	981	-	-
Due from related party	9,513	-	-	502	-	-	-
Due from third party property manager	4,767	6,417	20,729	7,341	1,765	-	-
Total current assets	19,868	26,772	39,935	27,397	19,133	-	-
Property and equipment, net	287,668	381,455	333,565	323,888	289,407	177,890	177,890
Deposits	-	-	-	-	-	-	-
Total assets	$307,535	$408,227	$373,500	$351,285	$308,540	$177,890	$177,890

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accrued expenses	$8,569	$11,275	$9,907	$7,805	$3,098	$-	$-
Due from related party	-	3,066	5,523	-	2,228	186,960	186,960
Due from third party property manager	-	-	-	-	-	-	-
Total current liabilities	8,569	14,340	15,430	7,805	5,326	186,960	186,960
Tenant deposits	2,195	2,445	3,893	1,795	-	-	-
Mortgage payable, net	-	-	224,677	-	205,267	-	-
Total liabilities	10,764	16,785	243,999	9,600	210,592	186,960	186,960

Members' equity (deficit):
Members' capital	302,139	399,440	123,942	345,581	103,953	-	-
Retained earnings (accumulated deficit)	(5,368)	(7,999)	5,560	(3,896)	(6,005)	(9,070)	(9,070)
Total members' equity (deficit)	296,771	391,441	129,502	341,685	97,948	(9,070)	(9,070)
Total liabilities and members' equity (deficit)	$307,535	$408,227	$373,500	$351,285	$308,540	$177,890	$177,890

	Richmond	Eastwood	Alvin	Ballinger	Winchester	Peterson	Hargrave

ASSETS
Current assets:
Cash	$-	$-	$-	$-	$-	$-	$-
Accounts receivable	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Due from related party	-	-	-	-	-	-	-
Due from third party property manager	-	-	-	-	-	-	-
Total current assets	-	-	-	-	-	-	-
Property and equipment, net	384,450	321,100	320,310	301,190	266,660	227,340	235,680
Deposits	-	-	-	-	-	-	-
Total assets	$384,450	$321,100	$320,310	$301,190	$266,660	$227,340	$235,680

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accrued expenses	$-	$-	$-	$-	$-	$-	$-
Due from related party	401,132	335,482	334,663	314,834	279,053	238,269	246,860
Due from third party property manager	-	-	-	-	-	-	-
Total current liabilities	401,132	335,482	334,663	314,834	279,053	238,269	246,860
Tenant deposits	-	-	-	-	-	-	-
Mortgage payable, net	-	-	-	-	-	-	-
Total liabilities	401,132	335,482	334,663	314,834	279,053	238,269	246,860

Members' equity (deficit):
Members' capital	-	-	-	-	-	-	-
Retained earnings (accumulated deficit)	(16,682)	(14,382)	(14,353)	(13,644)	(12,393)	(10,929)	(11,180)
Total members' equity (deficit)	(16,682)	(14,382)	(14,353)	(13,644)	(12,393)	(10,929)	(11,180)
Total liabilities and members' equity (deficit)	$384,450	$321,100	$320,310	$301,190	$266,660	$227,340	$235,680

	Calvin	Hobbes	Abernant	Briarwood	Proforma Combined

ASSETS
Current assets:
Cash	$-	$-	$-	$-	$2,029,499
Accounts receivable	-	-	-	-	31,837
Prepaid expenses	-	-	-	-	290,607
Due from related party	-	-	-	-	268,393
Due from third party property manager	-	-	-	-	1,318,012
Total current assets	-	-	-	-	3,938,348
Property and equipment, net	238,200	235,680	228,790	211,840	74,972,774
Deposits	-	-	-	-	-
Total assets	$238,200	$235,680	$228,790	$211,840	$78,911,122

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accrued expenses	$-	$-	$-	$-	$1,175,118
Due from related party	249,473	246,860	239,773	222,177	10,806,839
Due from third party property manager	-	-	-	-	60,790
Total current liabilities	249,473	246,860	239,773	222,177	12,042,748
Tenant deposits	-	-	-	-	489,060
Mortgage payable, net	-	-	-	-	23,880,003
Total liabilities	249,473	246,860	239,773	222,177	36,411,810

Members' equity (deficit):
Members' capital	-	-	-	-	45,900,960
Retained earnings (accumulated deficit)	(11,273)	(11,180)	(10,983)	(10,337)	(3,401,648)
Total members' equity (deficit)	(11,273)	(11,180)	(10,983)	(10,337)	42,499,312
Total liabilities and members' equity (deficit)	$238,200	$235,680	$228,790	$211,840	$78,911,122

ARRIVED HOMES, LLC

UNAUDITED COMBINED PRO FORMA STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Avebury	Avondale	Badminton	Bandelier	Baron	Basil	Bayside
Rental income	$10,915	$-	$11,970	$13,170	$17,370	$7,475	$12,570
Total revenue	10,915	-	11,970	13,170	17,370	7,475	12,570

Operating expenses
Depreciation	3,995	-	3,505	4,170	8,229	2,784	3,525
Insurance	1,747	203	1,238	870	1,091	666	866
Management fees	1,624	165	1,509	1,862	4,725	1,076	1,621
Repair and maintenance	2,313	-	1,480	-	678	-	1,848
Property taxes	1,254	303	4,203	(202)	1,765	1,622	6,906
Other operating expenses	1,156	3,305	877	1,702	1,119	916	486
Total operating expenses	12,088	3,975	12,812	8,401	17,606	7,065	15,252

Income (loss) from operations	(1,173)	(3,975)	(842)	4,769	(236)	410	(2,682)

Other income (expenses)
Other income	-	-	-	-	10	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	(3,971)	-	(4,070)	(4,789)	-	(2,228)	(3,873)
Total other income (expenses)	(3,971)	-	(4,070)	(4,789)	10	(2,228)	(3,873)
Net income (loss)	(5,144)	(3,975)	(4,912)	(20)	(226)	(1,818)	(6,555)

	Bazzel	Bedford	Bella	Belle	Belvedere	Bergenia	Blossom
Rental income	$9,075	$12,852	$-	$13,611	$612	$-	$8,575
Total revenue	9,075	12,852	-	13,611	612	-	8,575

Operating expenses
Depreciation	3,763	3,847	-	6,042	-	-	3,495
Insurance	577	820	98	812	209	159	550
Management fees	2,182	1,717	-	2,435	218	-	1,521
Repair and maintenance	-	250	-	11,501	3,320	-	1,386
Property taxes	905	1,313	224	(654)	270	-	1,403
Other operating expenses	1,062	810	663	2,852	4,625	-	1,114
Total operating expenses	8,489	8,758	985	22,989	8,641	159	9,469

Income (loss) from operations	587	4,094	(985)	(9,378)	(8,029)	(159)	(894)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	(3,835)	-	-	-	-	-
Total other income (expenses)	-	(3,835)	-	-	-	-	-
Net income (loss)	587	260	(985)	(9,378)	(8,029)	(159)	(894)

	Bonneau	Brainerd	Braxton	Brennan	Brooklyn	Burlington	Butter
Rental income	$13,400	$10,271	$10,048	$3,625	$3,244	$20,483	$18,379
Total revenue	13,400	10,271	10,048	3,625	3,244	20,483	18,379

Operating expenses
Depreciation	5,137	3,998	4,458	3,115	2,802	8,916	5,190
Insurance	906	534	598	776	382	1,243	2,099
Management fees	2,080	1,762	1,844	628	758	5,420	2,147
Repair and maintenance	903	3,056	1,375	4,426	6,785	505	-
Property taxes	3,360	1,626	4,503	227	855	2,013	5,415
Other operating expenses	3,566	2,617	1,389	313	1,895	1,396	973
Total operating expenses	15,953	13,594	14,169	9,484	13,477	19,493	15,824

Income (loss) from operations	(2,554)	(3,322)	(4,121)	(5,860)	(10,233)	990	2,555

Other income (expenses)
Other income	-	-	-	-	18	43	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	(4,737)	(493)	(4,495)	(2,712)	-	(5,130)
Total other income (expenses)	-	(4,737)	(493)	(4,495)	(2,694)	43	(5,130)
Net income (loss)	(2,554)	(8,060)	(4,614)	(10,354)	(12,926)	1,033	(2,575)

	Camino	Campbell	Cawley	Centennial	Chaparral	Chelsea	Chester
Rental income	$8,775	$-	$-	$11,370	$10,425	$11,465	$13,272
Total revenue	8,775	-	-	11,370	10,425	11,465	13,272

Operating expenses
Depreciation	3,644	1,422	-	3,917	2,700	4,234	5,944
Insurance	518	220	109	175	443	1,226	1,403
Management fees	1,497	-	-	1,501	1,317	1,734	2,248
Repair and maintenance	-	166	2,393	-	742	350	494
Property taxes	1,458	4,770	-	1,317	(749)	(1,586)	1,632
Other operating expenses	990	3,286	1,380	1,879	742	1,597	2,457
Total operating expenses	8,107	9,863	3,881	8,789	5,195	7,555	14,177

Income (loss) from operations	668	(9,863)	(3,881)	2,581	5,230	3,910	(906)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	(31,381)	-	-	-	-	-
Interest expense	-	-	-	(4,438)	(2,154)	(4,215)	(6,161)
Total other income (expenses)	-	(31,381)	-	(4,438)	(2,154)	(4,215)	(6,161)
Net income (loss)	668	(41,245)	(3,881)	(1,857)	3,076	(305)	(7,067)

	Chickamauga	Chinook	Chitwood	Clover	Coatbridge	Collier	Collinston
Rental income	$11,051	$-	$14,825	$12,470	$6,115	$11,150	$12,421
Total revenue	11,051	-	14,825	12,470	6,115	11,150	12,421

Operating expenses
Depreciation	5,129	-	5,255	4,397	3,730	4,879	2,906
Insurance	689	125	703	663	859	691	614
Management fees	2,001	-	2,941	2,819	1,454	3,016	1,432
Repair and maintenance	3,567	-	908	950	-	2,725	7,752
Property taxes	1,718	-	849	1,856	7,984	221	2,645
Other operating expenses	4,107	977	2,474	1,130	1,181	3,111	1,439
Total operating expenses	17,211	1,102	13,131	11,816	15,208	14,642	16,788

Income (loss) from operations	(6,160)	(1,102)	1,694	655	(9,093)	(3,492)	(4,367)

Other income (expenses)
Other income	8	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	-	-	(4,778)	-	(2,674)
Total other income (expenses)	8	-	-	-	(4,778)	-	(2,674)
Net income (loss)	(6,152)	(1,102)	1,694	655	(13,870)	(3,492)	(7,041)

	Conway	Cove	Creekside	Creekwood	Cumberland	Cupcake	Cypress
Rental income	$16,686	$3,245	$11,720	$10,960	$10,170	$9,970	$13,927
Total revenue	16,686	3,245	11,720	10,960	10,170	9,970	13,927

Operating expenses
Depreciation	9,454	963	4,260	3,975	4,059	3,275	5,011
Insurance	1,177	173	621	567	662	525	891
Management fees	3,390	365	2,565	1,745	1,769	1,343	2,265
Repair and maintenance	1,789	99	452	1,984	357	309	4,159
Property taxes	1,836	578	1,679	1,233	606	1,115	1,573
Other operating expenses	3,736	3,972	1,390	1,205	1,631	1,144	2,159
Total operating expenses	21,382	6,150	10,967	10,709	9,083	7,711	16,058

Income (loss) from operations	(4,696)	(2,905)	753	250	1,087	2,259	(2,131)

Other income (expenses)
Other income	-	2	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	(493)	-	-	(4,795)	-	(2,814)	(6,045)
Total other income (expenses)	(493)	2	-	(4,795)	-	(2,814)	(6,045)
Net income (loss)	(5,189)	(2,903)	753	(4,545)	1,087	(555)	(8,176)

	Daisy	Davidson	Dawson	Delta	Dewberry	Diablo	Dogwood
Rental income	$10,170	$8,626	$10,073	$-	$6,625	$730	$9,838
Total revenue	10,170	8,626	10,073	-	6,625	730	9,838

Operating expenses
Depreciation	4,138	2,909	3,617	4,749	2,613	2,380	3,320
Insurance	597	572	858	1,061	788	1,186	491
Management fees	1,790	1,053	1,356	727	1,058	863	2,121
Repair and maintenance	1,497	-	150	-	-	-	1,567
Property taxes	1,024	2,728	3,539	2,171	2,964	1,541	1,320
Other operating expenses	1,774	825	1,905	14,099	919	4,475	1,309
Total operating expenses	10,819	8,088	11,425	22,808	8,342	10,445	10,128

Income (loss) from operations	(649)	539	(1,352)	(22,808)	(1,717)	(9,715)	(290)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	(2,879)	(3,419)	(4,435)	(2,836)	(4,067)	-
Total other income (expenses)	-	(2,879)	(3,419)	(4,435)	(2,836)	(4,067)	-
Net income (loss)	(649)	(2,340)	(4,771)	(27,243)	(4,553)	(13,782)	(290)

	Dolittle	Dolly	Dops	Dorchester	Dunbar	Eagle	Eastfair
Rental income	$12,800	$9,059	$4,950	$11,707	$2,749	$12,120	$10,770
Total revenue	12,800	9,059	4,950	11,707	2,749	12,120	10,770

Operating expenses
Depreciation	4,221	9,477	2,341	4,727	4,430	3,707	2,956
Insurance	2,136	1,256	1,326	897	637	852	746
Management fees	1,693	4,175	806	3,018	2,217	1,780	1,292
Repair and maintenance	185	1,273	1,950	3,906	2,285	-	-
Property taxes	4,592	1,298	1,128	3,442	535	1,061	1,601
Other operating expenses	1,505	4,920	2,742	2,172	5,872	1,108	1,280
Total operating expenses	14,333	22,400	10,292	18,162	15,976	8,508	7,875

Income (loss) from operations	(1,533)	(13,341)	(5,342)	(6,455)	(13,228)	3,612	2,895

Other income (expenses)
Other income	-	-	-	-	15	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	(4,060)	-	-	-	-	(4,529)	(3,506)
Total other income (expenses)	(4,060)	-	-	-	15	(4,529)	(3,506)
Net income (loss)	(5,593)	(13,341)	(5,342)	(6,455)	(13,213)	(917)	(611)

	Elevation	Ella	Ellen	Elm	Emporia	Ensenada	Falcon
Rental income	$15	$5,617	$-	$7,311	$6,121	$19,770	$14,159
Total revenue	15	5,617	-	7,311	6,121	19,770	14,159

Operating expenses
Depreciation	3,657	2,391	-	2,300	4,918	6,666	3,723
Insurance	1,193	151	-	1,274	1,511	2,739	950
Management fees	629	969	-	996	1,397	2,812	1,943
Repair and maintenance	-	4,541	-	525	59	75	109
Property taxes	3,668	2,572	-	2,598	3,550	2,130	1,388
Other operating expenses	2,892	5,946	557	1,193	1,927	1,825	1,108
Total operating expenses	12,039	16,570	557	8,886	13,363	16,247	9,220

Income (loss) from operations	(12,024)	(10,953)	(557)	(1,575)	(7,242)	3,523	4,938

Other income (expenses)
Other income	-	25	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	(4,240)	(4,049)	-	(1,887)	(4,790)	(7,656)	(4,529)
Total other income (expenses)	(4,240)	(4,024)	-	(1,887)	(4,790)	(7,656)	(4,529)
Net income (loss)	(16,264)	(14,977)	(557)	(3,462)	(12,032)	(4,133)	409

	Felix	Fenwick	Folly	Forest	Foster	Franklin	Gardens
Rental income	$-	$698	$12,569	$10,841	$-	$-	$9,100
Total revenue	-	698	12,569	10,841	-	-	9,100

Operating expenses
Depreciation	-	-	5,126	4,823	-	-	3,031
Insurance	67	-	774	1,906	184	105	427
Management fees	-	70	2,890	1,728	-	-	1,310
Repair and maintenance	-	421	9,960	150	-	-	-
Property taxes	-	275	2,606	3,351	287	-	414
Other operating expenses	774	2,237	3,144	1,599	803	1,266	990
Total operating expenses	841	3,003	24,502	13,558	1,275	1,371	6,173

Income (loss) from operations	(841)	(2,304)	(11,933)	(2,717)	(1,275)	(1,371)	2,927

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	-	(5,302)	-	-	(3,271)
Total other income (expenses)	-	-	-	(5,302)	-	-	(3,271)
Net income (loss)	(841)	(2,304)	(11,933)	(8,018)	(1,275)	(1,371)	(344)

	General	Goose	Grant	Greenhill	Gretal	Grove	Hadden
Rental income	$-	$11,850	$14,392	$14,970	$3,940	$10,224	$9,920
Total revenue	-	11,850	14,392	14,970	3,940	10,224	9,920

Operating expenses
Depreciation	-	3,455	4,451	4,444	6,213	4,401	2,981
Insurance	93	530	724	1,192	808	554	432
Management fees	-	1,703	1,967	1,900	1,665	1,243	1,348
Repair and maintenance	-	147	1,125	-	751	-	-
Property taxes	-	1,046	1,998	4,584	1,175	710	311
Other operating expenses	687	1,008	1,690	1,271	5,255	990	947
Total operating expenses	780	7,888	11,955	13,391	15,867	7,899	6,019

Income (loss) from operations	(780)	3,962	2,437	1,579	(11,927)	2,325	3,901

Other income (expenses)
Other income	-	-	-	-	25	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	(4,220)	(5,063)	(4,454)	-	(3,773)	(2,811)
Total other income (expenses)	-	(4,220)	(5,063)	(4,454)	25	(3,773)	(2,811)
Net income (loss)	(780)	(258)	(2,626)	(2,876)	(11,902)	(1,448)	1,090

	Hansard	Hansel	Harrison	Henry	Heritage	Heron	Highland
Rental income	$10,293	$8,312	$16,673	$11,792	$11,835	$12,654	$10,738
Total revenue	10,293	8,312	16,673	11,792	11,835	12,654	10,738

Operating expenses
Depreciation	3,475	5,564	6,278	5,912	4,506	4,474	3,942
Insurance	700	1,247	812	850	589	1,073	556
Management fees	1,429	1,877	2,784	3,003	1,702	1,684	1,678
Repair and maintenance	3,983	494	758	1,704	662	350	-
Property taxes	1,666	1,892	1,061	(564)	1,727	1,180	2,860
Other operating expenses	3,868	5,436	2,620	3,500	1,232	885	1,185
Total operating expenses	15,121	16,509	14,313	14,406	10,419	9,646	10,222

Income (loss) from operations	(4,828)	(8,197)	2,360	(2,614)	1,416	3,008	517

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	(6,771)	(7,619)	-	(4,859)	(7,195)	-
Total other income (expenses)	-	(6,771)	(7,619)	-	(4,859)	(7,195)	-
Net income (loss)	(4,828)	(14,967)	(5,258)	(2,614)	(3,443)	(4,187)	517

	Hines	Holcomb	Holland	Hollandaise	Holloway	Inglewood	Jack
Rental income	$9,745	$10,770	$8,385	$12,445	$14,580	$15,210	$15,320
Total revenue	9,745	10,770	8,385	12,445	14,580	15,210	15,320

Operating expenses
Depreciation	3,510	4,880	2,909	5,028	4,672	9,377	6,377
Insurance	480	675	432	1,108	704	1,167	1,689
Management fees	2,332	2,909	1,188	1,889	1,906	3,254	2,384
Repair and maintenance	400	1,770	220	-	300	323	1,250
Property taxes	482	(757)	2,783	2,609	4,390	971	3,191
Other operating expenses	2,736	1,351	1,335	2,459	1,200	4,461	3,750
Total operating expenses	9,940	10,828	8,867	13,093	13,171	19,554	18,640

Income (loss) from operations	(195)	(58)	(482)	(648)	1,409	(4,343)	(3,320)

Other income (expenses)
Other income	15	-	-	-	-	35	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	(2,879)	(4,303)	(5,160)	(493)	(6,384)
Total other income (expenses)	15	-	(2,879)	(4,303)	(5,160)	(458)	(6,384)
Net income (loss)	(180)	(58)	(3,361)	(4,951)	(3,751)	(4,801)	(9,704)

	Jake	Jefferson	Jill	Johnny	June	Jupiter	Kawana
Rental income	$16,475	$5,005	$11,560	$18,924	$19,945	$9,020	$10,498
Total revenue	16,475	5,005	11,560	18,924	19,945	9,020	10,498

Operating expenses
Depreciation	8,093	3,148	5,461	8,049	8,049	2,906	3,786
Insurance	1,125	543	702	1,069	1,050	1,050	600
Management fees	4,770	948	2,203	4,923	5,005	1,248	1,562
Repair and maintenance	1,324	3,001	494	400	-	75	-
Property taxes	594	1,575	1,569	640	1,041	2,863	611
Other operating expenses	2,474	2,906	2,456	2,312	2,239	1,325	1,105
Total operating expenses	18,379	12,121	12,885	17,393	17,384	9,468	7,663

Income (loss) from operations	(1,904)	(7,116)	(1,324)	1,531	2,561	(448)	2,835

Other income (expenses)
Other income	-	-	25	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	(6,669)	(15,288)	(15,288)	(3,262)	(3,766)
Total other income (expenses)	-	-	(6,644)	(15,288)	(15,288)	(3,262)	(3,766)
Net income (loss)	(1,904)	(7,116)	(7,968)	(13,757)	(12,727)	(3,709)	(931)

	Kennesaw	Kenny	KerriAnn	Kessler	Kingsley	Kirkwood	Korin
Rental income	$14,970	$15,275	$14,528	$9,570	$14,478	$9,570	$10,104
Total revenue	14,970	15,275	14,528	9,570	14,478	9,570	10,104

Operating expenses
Depreciation	5,836	9,477	4,686	4,111	4,290	3,592	3,823
Insurance	789	1,068	660	486	561	511	544
Management fees	3,639	4,672	1,793	1,607	1,792	1,526	1,366
Repair and maintenance	497	784	328	1,792	-	-	3,396
Property taxes	(346)	1,462	3,118	504	6,267	839	1,733
Other operating expenses	2,389	3,707	1,545	1,912	1,193	2,285	3,020
Total operating expenses	12,804	21,170	12,130	10,411	14,103	8,753	13,882

Income (loss) from operations	2,166	(5,895)	2,398	(841)	375	817	(3,779)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	(4,655)	(6,385)	(5,020)	(4,358)	-
Total other income (expenses)	-	-	(4,655)	(6,385)	(5,020)	(4,358)	-
Net income (loss)	2,166	(5,895)	(2,257)	(7,226)	(4,645)	(3,541)	(3,779)

	Lallie	Lanier	Lannister	Latte	Lennox	Lierly	Lily
Rental income	$15,040	$13,622	$9,799	$13,385	$10,170	$9,333	$15,410
Total revenue	15,040	13,622	9,799	13,385	10,170	9,333	15,410

Operating expenses
Depreciation	5,115	5,194	3,027	5,011	2,978	2,932	7,493
Insurance	954	735	388	736	358	521	1,134
Management fees	2,052	1,942	1,301	3,158	1,343	1,219	2,452
Repair and maintenance	-	-	1,550	-	225	570	667
Property taxes	14,351	2,438	678	2,007	4,299	(1,031)	1,199
Other operating expenses	1,206	1,005	990	1,035	1,288	1,525	1,795
Total operating expenses	23,678	11,314	7,933	11,948	10,491	5,736	14,739

Income (loss) from operations	(8,638)	2,308	1,866	1,437	(321)	3,597	671

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	(5,614)	(6,313)	(3,588)	-	(3,267)	(2,645)	(6,087)
Total other income (expenses)	(5,614)	(6,313)	(3,588)	-	(3,267)	(2,645)	(6,087)
Net income (loss)	(14,252)	(4,005)	(1,723)	1,437	(3,589)	952	(5,416)

	Limestone	Litton	Longwoods	Lookout	Loretta	Louis	Louise
Rental income	$11,529	$11,078	$-	$13,602	$17,658	$-	$9,876
Total revenue	11,529	11,078	-	13,602	17,658	-	9,876

Operating expenses
Depreciation	4,023	4,413	-	4,741	9,445	-	3,789
Insurance	635	613	266	596	1,180	-	563
Management fees	1,615	1,916	-	3,154	3,468	-	1,579
Repair and maintenance	-	1,682	-	1,282	2,263	500	-
Property taxes	3,752	848	248	447	2,428	248	1,202
Other operating expenses	1,163	3,885	1,033	3,288	4,440	1,270	990
Total operating expenses	11,187	13,358	1,546	13,509	23,224	2,018	8,123

Income (loss) from operations	342	(2,280)	(1,546)	93	(5,566)	(2,018)	1,753

Other income (expenses)
Other income	-	81	-	-	15	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	(4,533)	(5,226)	-	-	-	-	(4,017)
Total other income (expenses)	(4,533)	(5,145)	-	-	15	-	(4,017)
Net income (loss)	(4,191)	(7,425)	(1,546)	93	(5,551)	(2,018)	(2,264)

	Lovejoy	Luna	Lurleen	Madison	Mae	Magnolia	Malbec
Rental income	$9,975	$10,500	$8,528	$1,899	$10,765	$9,675	$8,930
Total revenue	9,975	10,500	8,528	1,899	10,765	9,675	8,930

Operating expenses
Depreciation	4,096	2,956	4,240	2,828	4,864	4,154	4,388
Insurance	574	444	523	440	728	742	1,040
Management fees	1,561	1,294	1,232	885	1,922	1,451	1,458
Repair and maintenance	1,150	-	575	4,405	-	-	-
Property taxes	3,270	2,988	1,210	1,199	3,006	2,302	3,353
Other operating expenses	1,070	1,064	2,730	1,635	818	(819)	1,645
Total operating expenses	11,720	8,746	10,511	11,392	11,338	7,830	11,884

Income (loss) from operations	(1,745)	1,754	(1,984)	(9,493)	(574)	1,845	(2,954)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	(2,854)	(3,506)	(4,159)	(4,038)	-	(4,993)	(4,891)
Total other income (expenses)	(2,854)	(3,506)	(4,159)	(4,038)	-	(4,993)	(4,891)
Net income (loss)	(4,599)	(1,752)	(6,142)	(13,531)	(574)	(3,148)	(7,844)

	Mammoth	Marcelo	Marie	Marietta	Marion	Marple	Martell
Rental income	$16,985	$8,040	$9,395	$9,475	$-	$-	$-
Total revenue	16,985	8,040	9,395	9,475	-	-	-

Operating expenses
Depreciation	4,686	3,911	3,664	4,131	-	-	-
Insurance	687	733	632	589	-	125	365
Management fees	2,103	1,568	911	1,671	-	88	130
Repair and maintenance	1,125	1,633	3,137	750	-	-	3,883
Property taxes	2,953	1,564	1,752	244	234	161	238
Other operating expenses	1,005	2,884	4,439	1,533	1,515	3,583	4,578
Total operating expenses	12,559	12,293	14,535	8,918	1,749	3,957	9,195

Income (loss) from operations	4,426	(4,254)	(5,140)	557	(1,749)	(3,957)	(9,195)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	(5,695)	-	-	(5,039)	-	-	-
Total other income (expenses)	(5,695)	-	-	(5,039)	-	-	-
Net income (loss)	(1,268)	(4,254)	(5,140)	(4,482)	(1,749)	(3,957)	(9,195)

	Mary	Matchingham	McGregor	McLovin	Meadow	Mimosa	Mojave
Rental income	$-	$11,392	$11,370	$18,320	$9,200	$9,893	$9,664
Total revenue	-	11,392	11,370	18,320	9,200	9,893	9,664

Operating expenses
Depreciation	-	2,913	4,132	6,219	4,410	2,956	3,525
Insurance	-	437	609	2,214	2,600	527	408
Management fees	-	1,388	2,748	2,636	1,512	1,436	1,353
Repair and maintenance	2,412	-	700	968	-	250	185
Property taxes	249	5,133	458	7,052	2,225	1,182	1,436
Other operating expenses	1,959	1,161	2,021	1,357	1,473	1,178	995
Total operating expenses	4,619	11,031	10,668	20,446	12,220	7,530	7,902

Income (loss) from operations	(4,619)	362	702	(2,126)	(3,020)	2,363	1,762

Other income (expenses)
Other income	-	-	-	5	-	10	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	(2,867)	-	(7,179)	(4,203)	(3,964)	(3,731)
Total other income (expenses)	-	(2,867)	-	(7,174)	(4,203)	(3,954)	(3,731)
Net income (loss)	(4,619)	(2,505)	702	(9,300)	(7,224)	(1,591)	(1,969)

	Murphy	Mycroft	Nugget	Odessa	Olive	Oly	Onyx
Rental income	$13,770	$-	$17,120	$13,975	$11,924	$11,515	$-
Total revenue	13,770	-	17,120	13,975	11,924	11,515	-

Operating expenses
Depreciation	4,085	-	7,694	7,332	3,689	6,265	-
Insurance	1,804	133	1,060	2,554	2,206	1,412	-
Management fees	1,755	90	4,635	2,220	1,641	2,087	-
Repair and maintenance	-	-	-	4,842	2,100	-	-
Property taxes	4,762	165	(4,830)	1,016	4,259	3,841	298
Other operating expenses	1,190	3,498	2,850	3,581	1,037	1,270	1,112
Total operating expenses	13,595	3,886	11,409	21,546	14,932	14,875	1,410

Income (loss) from operations	175	(3,886)	5,711	(7,571)	(3,008)	(3,360)	(1,410)

Other income (expenses)
Other income	-	-	10	-	-	45	-
Other expenses	-	-	-	-	-	-	-
Interest expense	(4,054)	-	-	(7,315)	(2,950)	(7,192)	-
Total other income (expenses)	(4,054)	-	10	(7,315)	(2,950)	(7,147)	-
Net income (loss)	(3,879)	(3,886)	5,721	(14,886)	(5,958)	(10,507)	(1,410)

	Oscar	Osceola	Osprey	Otoro	Palmer	Patrick	Peanut
Rental income	$-	$-	$13,770	$-	$-	$9,600	$4,605
Total revenue	-	-	13,770	-	-	9,600	4,605

Operating expenses
Depreciation	-	-	5,490	5,243	-	3,096	2,964
Insurance	63	-	886	2,415	102	461	1,217
Management fees	-	-	3,125	1,021	-	1,333	1,014
Repair and maintenance	-	6,462	-	2,079	170	-	500
Property taxes	-	257	4,643	4,335	-	(1,649)	478
Other operating expenses	663	885	1,113	10,663	1,055	895	1,040
Total operating expenses	725	7,603	15,256	25,757	1,327	4,138	7,213

Income (loss) from operations	(725)	(7,603)	(1,486)	(25,757)	(1,327)	5,462	(2,608)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	-	(5,363)	-	(2,139)	(4,911)
Total other income (expenses)	-	-	-	(5,363)	-	(2,139)	(4,911)
Net income (loss)	(725)	(7,603)	(1,486)	(31,120)	(1,327)	3,323	(7,519)

	Pearl	Pecan	Piedmont	Pinot	Pioneer	Plumtree	Point
Rental income	$6,780	$6,474	$13,770	$13,860	$18,442	$11,479	$15,192
Total revenue	6,780	6,474	13,770	13,860	18,442	11,479	15,192

Operating expenses
Depreciation	7,498	2,863	5,255	4,429	7,845	2,768	5,250
Insurance	946	473	1,836	1,207	1,086	468	1,553
Management fees	3,741	1,167	2,327	1,805	4,425	1,398	2,136
Repair and maintenance	-	-	-	147	246	650	460
Property taxes	1,120	(1,593)	2,948	2,041	(1,175)	(1,733)	1,536
Other operating expenses	4,679	1,191	2,457	1,649	2,963	895	3,416
Total operating expenses	17,985	4,100	14,823	11,279	15,389	4,447	14,350

Income (loss) from operations	(11,205)	2,373	(1,053)	2,581	3,054	7,032	842

Other income (expenses)
Other income	10	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	(2,228)	(6,377)	(4,945)	-	(2,243)	(6,405)
Total other income (expenses)	10	(2,228)	(6,377)	(4,945)	-	(2,243)	(6,405)
Net income (loss)	(11,195)	145	(7,429)	(2,363)	3,054	4,789	(5,563)

	Porthos	Quincy	Redondo	Regency	Reginald	Reynolds	Ribbonwalk
Rental income	$-	$12,014	$12,746	$12,094	$16,216	$14,970	$6,110
Total revenue	-	12,014	12,746	12,094	16,216	14,970	6,110

Operating expenses
Depreciation	-	7,515	4,309	3,161	6,826	5,905	4,395
Insurance	860	1,098	679	634	858	799	671
Management fees	-	2,611	1,965	1,518	2,672	3,661	1,334
Repair and maintenance	235	4,622	9,099	915	749	-	375
Property taxes	-	(885)	1,934	1,512	(1,119)	(540)	2,099
Other operating expenses	807	3,783	3,545	2,982	3,754	926	2,032
Total operating expenses	1,902	18,742	21,530	10,722	13,741	10,751	10,906

Income (loss) from operations	(1,902)	(6,728)	(8,784)	1,372	2,474	4,219	(4,796)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	(4,225)	(5,742)	(5,150)	(493)	-	(4,380)
Total other income (expenses)	-	(4,225)	(5,742)	(5,150)	(493)	-	(4,380)
Net income (loss)	(1,902)	(10,953)	(14,526)	(3,778)	1,981	4,219	(9,177)

	Richardson	Ridge	Ritter	River	Riverwalk	Rooney	Roseberry
Rental income	$8,400	$10,769	$8,098	$12,245	$11,975	$12,570	$11,965
Total revenue	8,400	10,769	8,098	12,245	11,975	12,570	11,965

Operating expenses
Depreciation	4,325	2,992	6,932	3,662	5,427	4,422	4,513
Insurance	580	942	1,169	883	973	1,300	1,093
Management fees	1,687	1,388	3,552	1,618	3,314	1,858	1,850
Repair and maintenance	919	-	10,399	-	736	-	-
Property taxes	1,133	4,260	(725)	2,452	703	2,381	(3,037)
Other operating expenses	1,591	1,591	4,594	1,170	2,352	2,706	1,177
Total operating expenses	10,235	11,173	25,920	9,785	13,505	12,667	5,596

Income (loss) from operations	(1,835)	(404)	(17,823)	2,460	(1,530)	(97)	6,369

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	(3,680)	-	(4,017)	-	(5,591)	(4,924)
Total other income (expenses)	-	(3,680)	-	(4,017)	-	(5,591)	(4,924)
Net income (loss)	(1,835)	(4,084)	(17,823)	(1,558)	(1,530)	(5,688)	1,445

	Rosewood	Roxy	Saddlebred	Saint	Sajni	Salem	Salinas
Rental income	$9,971	$11,970	$11,975	$10,325	$8,454	$11,130	$6,941
Total revenue	9,971	11,970	11,975	10,325	8,454	11,130	6,941

Operating expenses
Depreciation	3,719	4,479	7,639	3,771	3,457	4,387	2,093
Insurance	2,306	2,639	3,635	1,331	1,200	1,362	529
Management fees	1,525	1,746	2,020	1,636	1,276	1,602	1,015
Repair and maintenance	-	465	1,148	-	6,123	160	10,745
Property taxes	737	1,018	1,940	1,623	1,650	1,794	1,265
Other operating expenses	1,110	2,290	1,261	1,032	7,618	1,656	8,285
Total operating expenses	9,397	12,637	17,643	9,393	21,324	10,961	23,933

Income (loss) from operations	574	(667)	(5,668)	932	(12,870)	169	(16,992)

Other income (expenses)
Other income	-	25	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	(4,525)	(5,277)	(6,496)	(4,146)	-	(4,983)	-
Total other income (expenses)	(4,525)	(5,252)	(6,496)	(4,146)	-	(4,983)	-
Net income (loss)	(3,951)	(5,919)	(12,164)	(3,214)	(12,870)	(4,814)	(16,992)

	Saturn	Scepter	Sequoyah	Shallowford	Shoreline	Sigma	Simon
Rental income	$7,820	$10,075	$5,848	$13,501	$16,965	$13,815	$-
Total revenue	7,820	10,075	5,848	13,501	16,965	13,815	-

Operating expenses
Depreciation	2,984	3,238	3,401	4,970	4,260	5,327	-
Insurance	1,292	1,303	502	1,377	1,382	1,189	94
Management fees	1,152	1,395	1,212	2,236	1,982	1,925	-
Repair and maintenance	-	2,309	6,647	1,075	-	-	2,527
Property taxes	2,685	1,911	1,437	5,925	4,266	4,210	-
Other operating expenses	1,335	3,897	3,587	2,378	1,286	1,575	1,986
Total operating expenses	9,449	14,053	16,786	17,961	13,176	14,226	4,607

Income (loss) from operations	(1,629)	(3,978)	(10,938)	(4,460)	3,789	(411)	(4,607)

Other income (expenses)
Other income	-	-	20	8	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	(3,262)	(3,698)	(4,050)	(5,996)	(4,948)	(5,268)	-
Total other income (expenses)	(3,262)	(3,698)	(4,030)	(5,988)	(4,948)	(5,268)	-
Net income (loss)	(4,891)	(7,676)	(14,968)	(10,448)	(1,159)	(5,679)	(4,607)

	Sims	Soapstone	Sodalis	Spencer	Splash	Spring	Stonebriar
Rental income	$-	$9,900	$8,368	$11,615	$8,125	$10,170	$6,975
Total revenue	-	9,900	8,368	11,615	8,125	10,170	6,975

Operating expenses
Depreciation	-	3,000	3,980	4,157	2,978	3,401	2,787
Insurance	-	545	596	1,550	437	505	898
Management fees	136	1,292	2,119	1,623	1,210	1,558	1,103
Repair and maintenance	235	189	1,340	282	462	-	2,823
Property taxes	250	(1,273)	(715)	3,068	(276)	2,084	1,520
Other operating expenses	4,239	945	3,088	1,034	1,174	1,053	1,379
Total operating expenses	4,861	4,699	10,408	11,714	5,984	8,602	10,510

Income (loss) from operations	(4,861)	5,201	(2,040)	(99)	2,141	1,568	(3,535)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	(2,561)	-	(4,554)	(2,366)	-	(3,221)
Total other income (expenses)	-	(2,561)	-	(4,554)	(2,366)	-	(3,221)
Net income (loss)	(4,861)	2,640	(2,040)	(4,653)	(225)	1,568	(6,756)

	Sugar	Summerset	Sundance	Sunnyside	Swift	Taylor	Terracotta
Rental income	$10,770	$10,880	$10,239	$12,303	$13,770	$6,637	$9,510
Total revenue	10,770	10,880	10,239	12,303	13,770	6,637	9,510

Operating expenses
Depreciation	4,279	3,505	5,104	2,533	5,287	3,680	3,787
Insurance	1,532	2,117	624	613	697	647	1,451
Management fees	1,597	1,543	1,834	1,436	3,080	1,179	1,530
Repair and maintenance	-	-	4,545	1,001	239	-	635
Property taxes	2,347	428	1,207	1,242	-	544	1,653
Other operating expenses	1,197	1,067	3,342	2,715	1,437	1,076	4,213
Total operating expenses	10,952	8,660	16,657	9,539	10,739	7,126	13,268

Income (loss) from operations	(182)	2,220	(6,418)	2,764	3,031	(489)	(3,758)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	(5,354)	(3,873)	(5,742)	-	-	(3,095)	(4,353)
Total other income (expenses)	(5,354)	(3,873)	(5,742)	-	-	(3,095)	(4,353)
Net income (loss)	(5,536)	(1,653)	(12,160)	2,764	3,031	(3,584)	(8,112)

	Theodore	Tulip	Tuscan	Tuscarora	Tuxford	Vernon	Walton
Rental income	$-	$(73)	$11,600	$7,260	$11,370	$11,370	$5,492
Total revenue	-	(73)	11,600	7,260	11,370	11,370	5,492

Operating expenses
Depreciation	-	4,363	4,439	3,826	3,601	6,031	4,123
Insurance	94	1,830	607	726	694	1,117	600
Management fees	-	832	1,792	1,253	1,597	1,491	2,175
Repair and maintenance	-	-	-	3,790	850	-	4,184
Property taxes	-	1,320	(1,682)	1,848	5,626	4,062	2,250
Other operating expenses	1,734	2,136	1,649	5,461	1,081	1,106	7,139
Total operating expenses	1,828	10,481	6,804	16,904	13,449	13,807	20,471

Income (loss) from operations	(1,828)	(10,553)	4,796	(9,644)	(2,079)	(2,437)	(14,979)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	(5,310)	(3,503)	-	(3,493)	(3,558)	(10,173)
Total other income (expenses)	-	(5,310)	(3,503)	-	(3,493)	(3,558)	(10,173)
Net income (loss)	(1,828)	(15,864)	1,294	(9,644)	(5,573)	(5,996)	(25,152)

	Wave	Weldon	Wellington	Wentworth	Wescott	Westchester	Wildwood
Rental income	$-	$8,670	$14,370	$8,389	$10,770	$15,845	$13,047
Total revenue	-	8,670	14,370	8,389	10,770	15,845	13,047

Operating expenses
Depreciation	4,569	2,906	6,139	3,417	3,765	4,687	3,031
Insurance	1,680	1,133	1,157	413	1,556	1,610	1,821
Management fees	717	1,209	2,365	2,021	1,940	2,178	1,866
Repair and maintenance	-	450	2,774	-	-	220	-
Property taxes	2,860	1,374	(419)	1,357	2,146	7,572	(90)
Other operating expenses	2,506	1,335	2,934	995	2,016	1,274	1,885
Total operating expenses	12,332	8,407	14,950	8,204	11,423	17,541	8,512

Income (loss) from operations	(12,332)	263	(580)	186	(653)	(1,696)	4,535

Other income (expenses)
Other income	-	-	-	-	20	-	30
Other expenses	-	-	-	-	-	-	-
Interest expense	(4,380)	(2,674)	-	(3,129)	(4,145)	(5,055)	(3,074)
Total other income (expenses)	(4,380)	(2,674)	-	(3,129)	(4,125)	(5,055)	(3,044)
Net income (loss)	(16,712)	(2,411)	(580)	(2,944)	(4,778)	(6,751)	1,491

	Willow	Wilson	Windsor	Winston	Wisteria	Irene	Fletcher

Rental income	$10,520	$13,345	$23,750	$7,911	$11,000	$-	$-
Total revenue	10,520	13,345	23,750	7,911	11,000	-	-

Operating expenses:
Depreciation	4,025	5,861	4,809	4,519	4,076	2,399	2,399
Insurance	585	764	1,179	625	1,565	325	325
Management fees	1,791	2,293	2,686	1,620	1,533	-	-
Repair and maintenance	1,130	1,204	-	360	175	-	-
Property taxes	1,611	2,106	(1,614)	1,809	(1,229)	561	561
Other operating expenses	1,479	1,631	1,608	1,619	1,587	-	-
Total operating expenses	10,620	13,860	8,668	10,553	7,706	3,285	3,285

Income (loss) from operations	(100)	(515)	15,082	(2,641)	3,294	(3,285)	(3,285)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	(5,311)	-	(4,966)	-	-
Total other income (expenses)	-	-	(5,311)	-	(4,966)	-	-

Net income (loss)	$(100)	$(515)	$9,771	$(2,641)	$(1,672)	$(3,285)	$(3,285)

	Richmond	Eastwood	Alvin	Ballinger	Winchester	Peterson	Hargrave

Rental income	$-	$-	$-	$-	$-	$-	$-
Total revenue	-	-	-	-	-	-	-

Operating expenses:
Depreciation	5,179	4,339	4,329	4,070	3,613	3,078	3,170
Insurance	701	588	586	551	489	417	429
Management fees	-	-	-	-	-	-	-
Repair and maintenance	-	-	-	-	-	-	-
Property taxes	1,211	1,014	1,012	951	844	720	741
Other operating expenses	-	-	-	-	-	-	-
Total operating expenses	7,091	5,941	5,927	5,572	4,946	4,215	4,340

Income (loss) from operations	(7,091)	(5,941)	(5,927)	(5,572)	(4,946)	(4,215)	(4,340)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-
Total other income (expenses)	-	-	-	-	-	-	-

Net income (loss)	$(7,091)	$(5,941)	$(5,927)	$(5,572)	$(4,946)	$(4,215)	$(4,340)

	Calvin	Hobbes	Abernant	Briarwood	Proforma Combined

Rental income	$-	$-	$-	$-	$2,182,209
Total revenue	-	-	-	-	2,182,209

Operating expenses:
Depreciation	3,204	3,170	3,098	2,862	946,700
Insurance	434	429	420	388	206,379
Management fees	-	-	-	-	393,997
Repair and maintenance	-	-	-	-	270,188
Property taxes	749	741	724	669	377,954
Other operating expenses	-	-	-	-	491,513
Total operating expenses	4,387	4,340	4,242	3,918	2,686,731

Income (loss) from operations	(4,387)	(4,340)	(4,242)	(3,918)	(504,522)

Other income (expenses)
Other income	-	-	-	-	500
Other expenses	-	-	-	-	(31,381)
Interest expense	-	-	-	-	(628,272)
Total other income (expenses)	-	-	-	-	(659,153)

Net income (loss)	$(4,387)	$(4,340)	$(4,242)	$(3,918)	$(1,163,675)

ARRIVED HOMES, LLC
UNAUDITED COMBINED PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

	100	101	Abbington	Amber	Apollo	Aster	Avebury

Rental income	$24,115	-	$11,135	$16,392	$5,850	-	$11,688
Total revenue	24,115	-	11,135	16,392	5,850	-	11,688

Operating expenses:
Depreciation	15,482	8,719	6,578	8,416	2,691	2,331	5,993
Insurance	1,639	1,561	1,205	1,276	542	432	972
Management fees	4,395	4,237	3,370	2,234	643	510	1,500
Repair and maintenance	3,925	5,882	19,081	1,798	3,895	3,814	4,251
Property taxes	2,950	2,610	1,644	1,822	1,131	589	1,031
Other operating expenses	2,967	2,963	5,465	5,231	2,611	3,008	3,111
Total operating expenses	31,358	25,972	37,343	20,777	11,514	10,684	16,858

Income (loss) from operations	(7,243)	(25,972)	(26,207)	(4,385)	(5,664)	(10,684)	(5,170)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	-	-	-	(7,659)	(2,068)	(2,511)	(6,116)
Total other income (expenses)	0	0	0	(7,659)	(2,068)	(2,511)	(6,116)

Provision for income taxes
Net income (loss)	$(7,243)	$(25,972)	(26,207)	$(12,044)	(7,732)	(13,194)	$(11,286)

	Badminton	Bandelier	Baron	Basil	Bayside	Bazzel	Bedford

Rental income	$23,940	17,489	$14,080	$17,940	$25,140	7,480	$20,655
Total revenue	23,940	17,489	14,080	17,940	25,140	7,480	20,655

Operating expenses:
Depreciation	7,010	8,340	7,777	5,562	7,050	3,254	5,771
Insurance	1,042	1,463	1,414	825	1,046	506	966
Management fees	2,369	1,966	3,879	1,913	2,674	1,600	1,768
Repair and maintenance	1,186	2,216	5,909	700	670	4,956	2,913
Property taxes	1,324	3,002	3,657	774	1,820	1,754	1,518
Other operating expenses	2,750	3,523	3,153	2,436	4,037	3,241	4,286
Total operating expenses	15,681	20,510	25,789	12,210	17,297	15,311	17,222

Income (loss) from operations	8,259	(3,021)	(11,709)	5,731	7,842	(7,831)	3,433

Other income (expenses):
Other income	-	1,406	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(7,468)	(8,786)	-	(6,664)	(7,107)	-	(5,779)
Total other income (expenses)	(7,468)	(7,381)	0	(6,664)	(7,107)	0	(5,779)

Provision for income taxes
Net income (loss)	790	(10,402)	$(11,709)	(933)	735	$(7,831)	(2,347)

	Belle	Blossom	Bonneau	Brainerd	Braxton	Brennan	Brooklyn

Rental income	$9,814	6,437	$-	$4,190	$7,243	6,380	$-
Total revenue	9,814	6,437	0	4,190	7,243	6,380	0

Operating expenses:
Depreciation	5,035	2,330	3,336	-	2,961	3,634	-
Insurance	831	501	598	96	533	640	63
Management fees	1,239	325	840	145	555	128	83
Repair and maintenance	5,100	3,522	3,974	54	7,210	2,492	-
Property taxes	7,858	935	2,240	271	2,190	654	143
Other operating expenses	4,274	3,683	4,343	1,325	3,349	4,202	1,365
Total operating expenses	24,337	11,296	15,331	1,891	16,798	11,750	1,654

Income (loss) from operations	(14,524)	(4,859)	(15,332)	2,299	(9,556)	(5,370)	(1,654)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	-	-	-	(1,246)	(5,738)	(5,378)	(631)
Total other income (expenses)	0	0	0	(1,246)	(5,738)	(5,378)	(631)

Provision for income taxes
Net income (loss)	(14,524)	$(4,859)	(15,332)	1,052	$(15,293)	$(10,748)	$(2,285)

	Burlington	Butter	Camino	Centennial	Chaparral	Chelsea	Chester

Rental income	$13,685	22,546	$6,431	$22,740	$15,276	11,811	$8,854
Total revenue	13,685	22,546	6,431	22,740	15,276	11,811	8,854

Operating expenses:
Depreciation	8,916	10,379	3,037	7,835	5,399	6,351	2,547
Insurance	1,606	1,583	518	857	906	1,047	599
Management fees	4,409	2,759	662	2,396	2,102	1,345	628
Repair and maintenance	5,377	3,709	2,008	2,443	966	956	6,915
Property taxes	3,537	2,386	1,215	2,444	1,843	2,418	1,164
Other operating expenses	3,182	7,505	2,672	2,876	2,570	3,757	2,756
Total operating expenses	27,027	28,321	10,112	18,850	13,785	15,874	14,609

Income (loss) from operations	(13,342)	(5,775)	(3,679)	3,890	1,491	(4,062)	(5,755)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	-	(9,412)	-	(8,144)	(4,110)	(6,491)	(3,594)
Total other income (expenses)	0	(9,412)	0	(8,144)	(4,110)	(6,491)	(3,594)

Provision for income taxes
Net income (loss)	$(13,342)	$(15,187)	(3,679)	(4,253)	(2,619)	(10,553)	$(9,349)

	Chickamauga	Chitwood	Clover	Coatbridge	Collier	Collinston	Conway

Rental income	$4,590	8,599	$9,169	$25,925	$7,111	7,849	$-
Total revenue	4,590	8,599	9,169	25,925	7,111	7,849	0

Operating expenses:
Depreciation	-	4,379	3,664	7,460	4,066	5,811	6,276
Insurance	119	737	642	829	744	723	1,049
Management fees	-	-	2,212	2,619	2,053	1,654	1,370
Repair and maintenance	136	8,038	2,870	1,102	9,281	5,198	3,274
Property taxes	286	2,240	1,547	1,961	784	74	2,346
Other operating expenses	1,425	3,331	3,046	3,595	4,724	8,333	2,950
Total operating expenses	1,966	18,724	13,980	17,565	21,652	21,793	17,265

Income (loss) from operations	2,624	(10,125)	(4,811)	8,360	(14,541)	(13,944)	(17,265)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	-	-	-	(7,524)	-	(4,908)	(10,399)
Total other income (expenses)	0	0	0	(7,524)	0	(4,908)	(10,399)

Provision for income taxes
Net income (loss)	$2,624	(10,125)	(4,811)	836	$(14,541)	$(18,852)	$(27,664)

	Creekside	Creekwood	Cumberland	Cupcake	Cypress	Daisy	Davidson

Rental income	$9,424	7,180	$8,639	$19,740	$7,588	8,225	$9,430
Total revenue	9,424	7,180	8,639	19,740	7,588	8,225	9,430

Operating expenses:
Depreciation	3,567	2,645	2,706	6,614	3,344	3,448	5,818
Insurance	666	478	522	984	581	629	919
Management fees	131	434	884	2,362	730	825	1,392
Repair and maintenance	3,970	595	3,463	255	4,443	5,091	6,242
Property taxes	1,399	896	927	1,467	1,423	-	115
Other operating expenses	2,773	4,830	3,150	2,209	4,078	3,224	4,407
Total operating expenses	12,506	9,878	11,652	13,891	14,599	13,217	18,894

Income (loss) from operations	(3,081)	(2,698)	(3,013)	5,849	(7,011)	(4,992)	(9,464)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	-	(2,930)	-	(5,168)	(4,500)	-	(5,283)
Total other income (expenses)	0	(2,930)	0	(5,168)	(4,500)	0	(5,283)

Provision for income taxes
Net income (loss)	(3,081)	$(5,628)	$(3,013)	$681	$(11,511)	$(4,992)	(14,747)

	Dawson	Delta	Dewberry	Diablo	Dogwood	Dolittle	Dolly

Rental income	$14,098	14,820	$19,551	$4,944	$7,786	24,660	$-
Total revenue	14,098	14,820	19,551	4,944	7,786	24,660	0

Operating expenses:
Depreciation	6,648	7,747	5,225	7,141	2,750	8,443	7,895
Insurance	1,145	1,266	871	1,203	486	1,203	1,386
Management fees	1,844	2,034	1,837	1,501	1,611	2,766	-
Repair and maintenance	5,684	9,058	5,440	6,364	2,149	2,444	4,201
Property taxes	1,033	1,983	756	2,633	1,100	1,540	2,488
Other operating expenses	4,953	6,613	1,670	6,782	2,500	5,974	2,712
Total operating expenses	21,307	28,702	15,800	25,624	10,596	22,370	18,681

Income (loss) from operations	(7,209)	(13,882)	3,751	(20,680)	(2,810)	2,290	(18,681)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(6,274)	(7,594)	(5,205)	(7,462)	-	(7,450)	(5,479)
Total other income (expenses)	(6,274)	(7,594)	(5,205)	(7,462)	0	(7,450)	(5,479)

Provision for income taxes
Net income (loss)	$(13,483)	(21,476)	(1,454)	$(28,142)	$(2,810)	$(5,160)	(24,160)

	Dops	Dorchester	Dunbar	Eagle	Eastfair	Elevation	Elm

Rental income	$-	4,390	$4,656	$7,980	$21,540	24,107	$15,259
Total revenue	0	4,390	4,656	7,980	21,540	24,107	15,259

Operating expenses:
Depreciation	-	3,939	4,430	1,854	5,912	7,313	4,600
Insurance	-	680	886	388	694	1,074	614
Management fees	-	2,011	1,203	769	2,009	2,546	1,783
Repair and maintenance	-	6,064	8,883	279	574	374	4,029
Property taxes	-	2,718	1,203	561	1,384	3,826	308
Other operating expenses	1,325	3,619	7,130	1,639	2,900	2,895	2,354
Total operating expenses	1,325	19,031	23,735	5,490	13,473	18,029	13,688

Income (loss) from operations	(1,325)	(14,641)	(19,079)	2,490	8,068	6,078	1,571

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	-	-	-	(2,945)	(6,434)	(7,371)	(5,425)
Total other income (expenses)	0	0	0	(2,945)	(6,434)	(7,371)	(5,425)

Provision for income taxes
Net income (loss)	$(1,325)	$(14,641)	$(19,079)	$(455)	$1,633	(1,292)	(3,855)

	Emporia	Ensenada	Falcon	Folly	Forest	Gardens	Goose

Rental income	$14,362	32,206	$6,175	$8,908	$17,465	9,434	$6,270
Total revenue	14,362	32,206	6,175	8,908	17,465	9,434	6,270

Operating expenses:
Depreciation	7,970	13,332	1,237	3,705	9,646	4,042	1,727
Insurance	1,310	2,231	291	618	1,145	603	366
Management fees	1,813	3,011	426	1,885	2,966	922	408
Repair and maintenance	1,719	3,812	362	1,435	2,078	1,738	450
Property taxes	3,165	2,911	470	2,172	1,244	238	523
Other operating expenses	5,275	4,573	1,751	5,719	2,970	3,480	1,651
Total operating expenses	21,252	29,870	4,537	15,533	20,049	11,024	5,124

Income (loss) from operations	(6,890)	2,336	1,638	(6,624)	(2,584)	(1,590)	1,146

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(8,122)	(14,047)	(2,811)	-	(9,727)	(4,547)	(2,744)
Total other income (expenses)	(8,122)	(14,047)	(2,811)	0	(9,727)	(4,547)	(2,744)

Provision for income taxes
Net income (loss)	$(15,012)	$(11,711)	$(1,173)	(6,624)	(12,310)	(6,137)	(1,598)

	Grant	Greenhill	Gretal	Grove	Hadden	Hansard	Hansel

Rental income	$24,647	25,930	$-	$6,462	$10,857	-	$-
Total revenue	24,647	25,930	0	6,462	10,857	0	0

Operating expenses:
Depreciation	8,902	7,514	2,061	5,219	5,090	-	2,782
Insurance	1,490	1,211	427	828	837	-	515
Management fees	2,961	2,564	225	820	1,145	-	404
Repair and maintenance	6,125	1,634	2,927	498	3,624	-	3,578
Property taxes	3,272	1,563	587	776	435	-	643
Other operating expenses	5,965	6,106	3,398	3,026	3,724	1,325	3,886
Total operating expenses	28,715	20,592	9,625	11,167	14,855	1,325	11,807

Income (loss) from operations	(4,068)	5,339	(9,625)	(4,705)	(3,998)	(1,325)	(11,807)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(9,289)	(7,946)	-	(5,119)	(4,705)	-	(3,622)
Total other income (expenses)	(9,289)	(7,946)	0	(5,119)	(4,705)	0	(3,622)

Provision for income taxes
Net income (loss)	$(13,357)	(2,607)	$(9,625)	$(9,824)	$(8,703)	$(1,325)	(15,429)

	Harrison	Henry	Heritage	Heron	Highland	Hines	Holcomb

Rental income	$11,748	7,669	$12,414	$9,403	$4,090	7,869	$10,224
Total revenue	11,748	7,669	12,414	9,403	4,090	7,869	10,224

Operating expenses:
Depreciation	4,215	4,926	5,173	5,131	3,285	3,510	4,874
Insurance	721	888	821	822	574	679	920
Management fees	990	125	2,002	1,185	682	1,844	2,913
Repair and maintenance	6,965	6,854	10,342	1,204	4,248	6,445	5,143
Property taxes	1,061	7,184	1,464	651	2,383	1,345	6,561
Other operating expenses	3,161	4,356	3,780	3,420	4,209	3,004	3,000
Total operating expenses	17,112	24,333	23,582	12,413	15,381	16,826	23,411

Income (loss) from operations	(5,364)	(16,664)	(11,168)	(3,010)	(11,291)	(8,957)	(13,187)

Other income (expenses):
Other income	256	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(6,222)	-	(6,184)	(4,291)	-	-	-
Total other income (expenses)	(5,966)	0	(6,184)	(4,291)	0	0	0

Provision for income taxes
Net income (loss)	(11,330)	$(16,664)	$(17,352)	(7,302)	$(11,291)	(8,957)	$(13,187)

	Holland	Hollandaise	Holloway	Inglewood	Jack	Jake	Jefferson

Rental income	$9,104	$13,499	$29,940	$-	$19,900	$7,928	$-
Total revenue	9,104	13,499	29,940	-	19,900	7,928	-

Operating expenses:
Depreciation	5,818	7,542	9,344	6,223	7,636	8,093	-
Insurance	919	1,221	1,379	1,033	1,123	1,453	-
Management fees	1,383	1,617	3,041	679	1,715	3,945	-
Repair and maintenance	8,458	10,419	1,187	2,306	3,630	5,357	-
Property taxes	99	1,277	2,155	2,791	1,965	3,154	-
Other operating expenses	4,615	3,326	2,981	2,611	4,144	3,068	1,325
Total operating expenses	21,293	25,403	20,087	15,643	20,213	25,069	1,325

Income (loss) from operations	(12,190)	(11,904)	9,853	(15,643)	(314)	(17,141)	(1,325)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(5,283)	(7,177)	(9,468)	(16,157)	(8,908)	-	-
Total other income (expenses)	(5,283)	(7,177)	(9,468)	(16,157)	(8,908)	-	-

Provision for income taxes
Net income (loss)	$(17,473)	$(19,080)	$385	$(31,800)	$(9,221)	$(17,141)	$(1,325)

	Jill	Johnny	June	Jupiter	Kawana	Kennesaw	Kenny

Rental income	$8,780	10,017	$17,325	$13,841	$10,114	13,602	$3,095
Total revenue	8,780	10,017	17,325	13,841	10,114	13,602	3,095

Operating expenses:
Depreciation	3,692	6,704	6,704	5,811	5,679	4,864	7,895
Insurance	642	1,154	1,172	919	951	808	1,386
Management fees	187	3,409	3,495	1,769	1,436	3,281	-
Repair and maintenance	3,655	3,551	3,999	6,709	1,254	10,024	3,699
Property taxes	1,157	2,805	2,805	2,019	440	5,932	2,488
Other operating expenses	4,006	3,288	3,262	4,012	3,532	4,083	2,524
Total operating expenses	13,338	20,912	21,438	21,240	13,291	28,992	17,993

Income (loss) from operations	(4,558)	(10,895)	(4,113)	(7,399)	(3,177)	(15,390)	(14,898)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(3,927)	(24,571)	(29,010)	(5,985)	(6,028)	-	(5,479)
Total other income (expenses)	(3,927)	(24,571)	(29,010)	(5,985)	(6,028)	0	(5,479)

Provision for income taxes
Net income (loss)	(8,485)	(35,466)	(33,123)	$(13,383)	$(9,206)	$(15,390)	(20,377)

	KerriAnn	Kessler	Kingsley	Kirkwood	Korin	Lallie	Lanier

Rental income	$14,828	6,380	$27,160	$10,740	$-	29,955	$18,960
Total revenue	14,828	6,380	27,160	10,740	0	29,955	18,960

Operating expenses:
Depreciation	9,371	3,416	8,580	4,191	-	10,231	6,059
Insurance	1,368	559	1,003	737	93	1,490	1,048
Management fees	2,239	456	2,659	1,038	-	3,290	1,843
Repair and maintenance	1,468	6,196	1,767	6,770	-	798	3,079
Property taxes	3,192	1,257	2,193	1,258	289	194	1,598
Other operating expenses	5,409	3,527	3,053	2,812	1,351	2,944	3,609
Total operating expenses	23,047	15,411	19,255	16,805	1,733	18,948	17,237

Income (loss) from operations	(8,219)	(9,031)	7,905	(6,066)	(1,733)	11,007	1,723

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(8,542)	(37)	(9,212)	(6,051)	-	(10,301)	(8,209)
Total other income (expenses)	(8,542)	(37)	(9,212)	(6,051)	0	(10,301)	(8,209)

Provision for income taxes
Net income (loss)	(16,760)	$(9,068)	$(1,307)	(12,116)	$(1,733)	706	(6,485)

	Lannister	Latte	Lennox	Lierly	Lily	Limestone	Litton

Rental income	$2,625	9,205	$20,340	$22,167	$2,390	24,760	$4,414
Total revenue	2,625	9,205	20,340	22,167	2,390	24,760	4,414

Operating expenses:
Depreciation	3,738	4,176	5,956	5,864	15,368	8,046	-
Insurance	507	699	665	1,082	2,094	1,315	105
Management fees	559	2,295	2,232	2,357	2,669	2,592	160
Repair and maintenance	6,996	506	742	1,025	6,384	2,802	100
Property taxes	387	1,715	1,032	4,496	3,411	1,504	141
Other operating expenses	2,654	3,630	2,345	2,299	8,025	5,372	1,342
Total operating expenses	14,842	13,020	12,972	17,122	37,950	21,630	1,848

Income (loss) from operations	(12,217)	(3,815)	7,368	5,045	(35,560)	3,130	2,566

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(3,872)	-	(5,996)	(5,160)	(11,168)	(6,771)	(1,243)
Total other income (expenses)	(3,872)	0	(5,996)	(5,160)	(11,168)	(6,771)	(1,243)

Provision for income taxes
Net income (loss)	$(16,088)	(3,815)	$1,372	(115)	(46,728)	$(3,642)	$1,323

	Lookout	Loretta	Louise	Lovejoy	Luna	Lurleen	Madison

Rental income	$9,236	-	$15,760	$14,497	$21,000	-	$-
Total revenue	9,236	0	15,760	14,497	21,000	0	0

Operating expenses:
Depreciation	4,741	6,272	5,052	6,015	5,912	173	2,828
Insurance	731	1,049	841	1,001	880	-	508
Management fees	1,336	1,028	1,461	1,835	2,024	-	856
Repair and maintenance	5,847	3,226	2,628	3,488	745	-	1,330
Property taxes	969	1,877	591	2,660	1,290	-	1,189
Other operating expenses	3,546	2,928	3,297	4,772	2,521	1,332	3,386
Total operating expenses	17,171	16,380	13,870	19,772	13,372	1,505	10,096

Income (loss) from operations	(7,935)	(16,380)	1,890	(5,275)	7,628	(1,505)	(10,096)

Other income (expenses):
Other income	-	5,000	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	-	-	(5,693)	(7,786)	(6,434)	(516)	(2,657)
Total other income (expenses)	0	5,000	(5,693)	(7,786)	(6,434)	(516)	(2,657)

Provision for income taxes
Net income (loss)	(7,935)	$(11,380)	$(3,803)	(13,061)	1,193	$(2,021)	(12,753)

	Mae	Magnolia	Malbec	Mammoth	Marcelo	Marie	Marietta

Rental income	$6,285	12,527	$26,990	$15,425	$3,390	-	$4,190
Total revenue	6,285	12,527	26,990	15,425	3,390	0	4,190

Operating expenses:
Depreciation	4,053	4,729	8,776	6,247	2,607	-	3,491
Insurance	874	688	978	1,076	478	-	695
Management fees	531	1,168	3,134	1,484	428	-	456
Repair and maintenance	2,520	11,745	634	6,132	5,688	-	1,995
Property taxes	2,505	1,148	531	678	1,042	-	1,570
Other operating expenses	3,880	2,456	3,320	3,731	3,133	1,325	4,413
Total operating expenses	14,364	21,934	17,373	19,348	13,376	1,325	12,621

Income (loss) from operations	(8,079)	(9,407)	9,617	(3,923)	(9,986)	(1,325)	(8,431)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	-	(5,973)	(8,977)	(7,663)	-	-	(2,967)
Total other income (expenses)	0	(5,973)	(8,977)	(7,663)	0	0	(2,967)

Provision for income taxes
Net income (loss)	(8,079)	$(15,380)	$640	$(11,586)	$(9,986)	$(1,325)	(11,398)

	Matchingham	McGregor	McLovin	Meadow	Mimosa	Mojave	Murphy

Rental income	$21,540	11,812	$29,025	$17,476	$2,990	19,140	$25,571
Total revenue	21,540	11,812	29,025	17,476	2,990	19,140	25,571

Operating expenses:
Depreciation	5,825	4,821	12,438	8,820	983	7,113	8,171
Insurance	892	855	2,104	1,347	225	984	1,234
Management fees	2,180	2,514	2,841	2,277	108	2,433	2,654
Repair and maintenance	1,374	12,047	6,643	1,777	5,090	258	2,218
Property taxes	1,601	2,109	5,964	1,859	591	1,351	1,680
Other operating expenses	3,430	3,519	4,930	5,278	2,687	2,186	5,774
Total operating expenses	15,303	25,866	34,919	21,358	9,684	14,324	21,730

Income (loss) from operations	6,237	(14,054)	(5,894)	(3,882)	(6,694)	4,816	3,841

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(5,260)	-	(13,171)	(7,712)	(1,959)	(5,535)	(8,109)
Total other income (expenses)	(5,260)	0	(13,171)	(7,712)	(1,959)	(5,535)	(8,109)

Provision for income taxes
Net income (loss)	977	(14,054)	(19,065)	$(11,594)	(8,652)	$(720)	(4,268)

	Nugget	Odessa	Olive	Oly	Osprey	Otoro	Patrick

Rental income	$12,890	17,404	$22,919	$31,070	$11,479	13,975	$17,850
Total revenue	12,890	17,404	22,919	31,070	11,479	13,975	17,850

Operating expenses:
Depreciation	7,694	14,664	6,789	12,533	4,690	7,350	5,772
Insurance	1,383	2,209	713	2,091	679	1,206	943
Management fees	3,834	2,755	2,698	2,786	2,174	1,654	2,265
Repair and maintenance	7,401	7,381	2,337	2,686	1,609	5,459	2,063
Property taxes	3,091	4,217	854	4,125	4,643	2,436	3,554
Other operating expenses	2,994	9,221	3,013	4,254	4,108	5,268	3,570
Total operating expenses	26,397	40,447	16,404	28,476	17,904	23,373	18,166

Income (loss) from operations	(13,507)	(23,043)	6,515	2,594	(6,425)	(9,398)	(316)

Other income (expenses):
Other income	-	5,790	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	-	(13,421)	(5,413)	(13,196)	-	(7,484)	(4,170)
Total other income (expenses)	0	(7,631)	(5,413)	(13,196)	0	(7,484)	(4,170)

Provision for income taxes
Net income (loss)	$(13,507)	$(30,674)	1,101	(10,602)	(6,425)	(16,881)	(4,486)

	Peanut	Pearl	Pecan	Piedmont	Pinot	Pioneer	Plumtree

Rental income	$11,795	17,331	$20,050	$9,254	$24,429	-	$19,200
Total revenue	11,795	17,331	20,050	9,254	24,429	0	19,200

Operating expenses:
Depreciation	3,952	7,498	5,725	4,410	8,859	6,537	5,535
Insurance	644	1,353	966	887	1,237	1,070	978
Management fees	1,104	3,896	2,356	648	2,974	3,275	2,319
Repair and maintenance	746	1,305	852	6,359	267	4,563	1,301
Property taxes	265	2,244	3,830	2,107	531	1,863	3,690
Other operating expenses	2,917	1,325	2,332	3,108	3,320	3,465	2,070
Total operating expenses	9,629	17,622	16,061	17,518	17,187	20,773	15,892

Income (loss) from operations	2,166	(291)	3,989	(8,264)	7,241	(20,773)	3,308

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(3,507)	-	(4,344)	(4,003)	(9,077)	-	(4,376)
Total other income (expenses)	(3,507)	-	(4,344)	(4,003)	(9,077)	0	(4,376)

Provision for income taxes
Net income (loss)	(1,341)	(291)	(354)	(12,267)	$(1,836)	$(20,773)	(1,068)

	Point	Quincy	Redondo	Regency	Reginald	Reynolds	Ribbonwalk

Rental income	$13,770	5,390	$-	$-	$6,092	12,153	$13,397
Total revenue	13,770	5,390	0	0	6,092	12,153	13,397

Operating expenses:
Depreciation	6,125	6,262	717	-	4,396	4,921	8,791
Insurance	1,062	1,112	208	-	696	815	1,292
Management fees	1,414	825	680	-	870	2,734	1,895
Repair and maintenance	2,535	5,418	-	-	10,819	3,193	4,177
Property taxes	1,637	3,529	705	-	7,240	7,250	2,498
Other operating expenses	2,282	4,937	1,574	1,325	8,111	3,808	6,397
Total operating expenses	15,055	22,083	3,885	1,325	32,131	22,720	25,050

Income (loss) from operations	(1,285)	(16,693)	(3,885)	(1,325)	(26,039)	(10,567)	(11,653)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(8,399)	(10,691)	(1,768)	(267)	(7,974)	-	(8,038)
Total other income (expenses)	(8,399)	(10,691)	(1,768)	(267)	(7,974)	0	(8,038)

Provision for income taxes
Net income (loss)	$(9,684)	$(27,384)	(5,654)	$(1,592)	(34,013)	(10,567)	$(19,691)

	Richardson	Ridge	Ritter	River	Riverwalk	Rooney	Roseberry

Rental income	$5,488	20,016	$1,000	$23,970	$11,975	12,570	$29,200
Total revenue	5,488	20,016	1,000	23,970	11,975	12,570	29,200

Operating expenses:
Depreciation	2,876	5,983	6,932	7,323	4,523	8,844	9,026
Insurance	503	884	1,272	1,079	758	1,536	1,009
Management fees	315	2,466	2,904	2,660	2,278	1,931	2,805
Repair and maintenance	6,301	570	5,844	776	9,741	3,938	678
Property taxes	1,155	995	2,122	1,460	924	1,917	2,414
Other operating expenses	4,059	2,855	2,086	3,245	3,781	6,322	3,300
Total operating expenses	15,209	13,753	21,160	16,543	22,005	24,488	19,231

Income (loss) from operations	(9,721)	6,263	(20,160)	7,427	(10,030)	(11,918)	9,969

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	-	(6,024)	-	(7,371)	-	(9,290)	(9,034)
Total other income (expenses)	0	(6,024)	0	(7,371)	0	(9,290)	(9,034)

Provision for income taxes
Net income (loss)	$(9,721)	$239	$(20,160)	57	$(10,030)	$(21,208)	935

	Rosewood	Roxy	Saddlebred	Saint	Salem	Saturn	Scepter

Rental income	$7,450	8,881	$7,707	$23,271	$28,535	11,513	$9,600
Total revenue	7,450	8,881	7,707	23,271	28,535	11,513	9,600

Operating expenses:
Depreciation	4,339	5,226	15,441	6,339	8,775	6,184	6,475
Insurance	772	909	1,985	1,176	1,225	919	1,093
Management fees	969	1,059	2,176	1,806	3,116	1,597	1,670
Repair and maintenance	7,550	9,756	4,887	2,249	1,791	762	2,394
Property taxes	642	957	2,775	2,243	531	917	1,961
Other operating expenses	4,026	3,107	8,805	3,008	3,320	4,345	5,108
Total operating expenses	18,297	21,014	36,068	16,820	18,759	14,724	18,702

Income (loss) from operations	(10,847)	(12,133)	(28,361)	6,451	9,776	(3,211)	(9,102)

Other income (expenses):
Other income	-	-	14,902	-	-	-	3,590
Other expense	-	-	-	-	-	-	-
Interest expense	(5,684)	(6,861)	(11,919)	(7,373)	(9,148)	(5,985)	(6,786)
Total other income (expenses)	(5,684)	(6,861)	2,983	(7,373)	(9,148)	(5,985)	(3,196)

Provision for income taxes
Net income (loss)	(16,531)	$(18,994)	(25,378)	(922)	629	$(9,196)	(12,298)

	Sequoyah	Shallowford	Shoreline	Sigma	Soapstone	Sodalis	Spencer

Rental income	$-	6,930	$27,540	$9,624	$19,500	-	$26,340
Total revenue	0	6,930	27,540	9,624	19,500	0	26,340

Operating expenses:
Depreciation	-	3,317	8,520	10,654	6,000	3,316	8,313
Insurance	87	705	1,259	1,538	1,136	728	1,218
Management fees	124	362	2,713	1,960	2,296	-	2,792
Repair and maintenance	-	9,441	2,772	6,699	988	5,724	1,412
Property taxes	240	732	1,298	2,444	4,877	1,208	1,859
Other operating expenses	1,475	3,160	3,410	6,467	2,070	3,011	2,497
Total operating expenses	1,925	17,718	19,972	29,762	17,367	13,988	18,093

Income (loss) from operations	(1,925)	(10,787)	7,568	(20,138)	2,133	(13,988)	82,497

Other income (expenses):
Other income	-	-	-	17,232	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(1,066)	(3,664)	(9,079)	(8,148)	(5,051)	-	(9,109)
Total other income (expenses)	(1,066)	(3,664)	(9,079)	9,085	(5,051)	0	(9,109)

Provision for income taxes
Net income (loss)	(2,991)	$(14,451)	$(1,511)	(11,053)	(2,918)	(13,988)	(862)

	Splash	Spring	Stonebriar	Sugar	Summerset	Sundance	Sunnyside

Rental income	$17,750	7,108	$5,208	$21,540	$16,835	4,390	$-
Total revenue	17,750	7,108	5,208	21,540	16,835	4,390	0

Operating expenses:
Depreciation	5,955	2,835	3,252	8,559	7,010	975	-
Insurance	878	632	591	1,100	1,028	208	-
Management fees	2,178	646	798	2,742	2,034	158	-
Repair and maintenance	634	5,227	6,168	1,554	62	720	-
Property taxes	924	1,737	632	1,423	1,094	556	-
Other operating expenses	2,256	3,561	2,292	3,211	3,028	1,742	1,325
Total operating expenses	12,825	14,637	13,733	18,589	14,256	4,359	1,325

Income (loss) from operations	4,925	(7,529)	(8,525)	2,951	2,579	31	(1,325)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(4,665)	-	(4,047)	(8,635)	(7,107)	(2,261)	-
Total other income (expenses)	(4,665)	0	(4,047)	(8,635)	(7,107)	(2,261)	0

Provision for income taxes
Net income (loss)	$260	(7,529)	$(12,572)	$(5,684)	(4,529)	(2,229)	$(1,325)

	Swift	Taylor	Terracotta	Tulip	Tuscan	Tuscarora	Tuxford

Rental income	$14,612	5,980	$15,746	$8,853	$27,715	-	$11,923
Total revenue	14,612	5,980	15,746	8,853	27,715	0	11,923

Operating expenses:
Depreciation	6,075	2,994	5,049	5,817	8,879	-	5,402
Insurance	973	512	1,077	887	1,225	-	892
Management fees	2,772	230	1,368	1,089	3,291	-	1,581
Repair and maintenance	4,093	363	1,934	4,462	1,818	-	8,435
Property taxes	3,251	1,054	1,982	782	6,090	-	5,149
Other operating expenses	3,008	2,928	4,545	4,858	3,644	1,325	3,809
Total operating expenses	20,172	8,081	15,955	17,895	24,947	1,325	25,268

Income (loss) from operations	(5,561)	(2,101)	(208)	(9,042)	2,768	(1,325)	(13,345)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	-	(3,043)	(7,136)	(7,380)	(6,904)	-	(5,630)
Total other income (expenses)	-	(3,043)	(7,136)	(7,380)	(6,904)	0	(5,630)

Provision for income taxes
Net income (loss)	(5,561)	$(5,144)	(7,344)	$(16,422)	$(4,136)	$(1,325)	$(18,975)

	Vernon	Walton	Wave	Weldon	Wellington	Wentworth	Wescott

Rental income	$15,099	-	$11,754	$11,114	$10,353	19,415	$9,149
Total revenue	15,099	0	11,754	11,114	10,353	19,415	9,149

Operating expenses:
Depreciation	7,238	3,436	6,921	5,811	3,708	6,897	3,765
Insurance	920	640	1,132	919	653	915	862
Management fees	1,859	1,735	1,488	1,519	798	2,385	1,185
Repair and maintenance	2,739	1,640	-	4,032	3,542	223	9,844
Property taxes	1,628	3,000	1,489	1,467	7,249	1,624	1,259
Other operating expenses	5,400	3,163	13,021	4,782	4,456	2,209	3,307
Total operating expenses	19,784	13,614	24,051	18,531	20,406	14,253	20,223

Income (loss) from operations	(4,685)	(13,614)	(12,297)	(7,417)	(10,053)	5,162	(11,074)

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(6,529)	(11,403)	(7,011)	(4,908)	-	(5,716)	(4,609)
Total other income (expenses)	(6,529)	(11,403)	(7,011)	(4,908)	0	(5,716)	(4,609)

Provision for income taxes
Net income (loss)	(11,215)	$(25,017)	$(19,308)	(12,325)	$(10,053)	$(554)	(15,683)

	Westchester	Wildwood	Willow	Wilson	Windsor	Winston	Wisteria

Rental income	$28,724	8,702	$8,619	$9,070	$31,170	12,423	$15,292
Total revenue	28,724	8,702	8,619	9,070	31,170	12,423	15,292

Operating expenses:
Depreciation	9,374	3,537	2,676	4,788	9,618	3,013	5,435
Insurance	1,071	637	522	956	1,186	533	935
Management fees	3,420	1,044	870	1,033	3,230	709	1,391
Repair and maintenance	993	6,335	5,577	4,580	639	5,348	702
Property taxes	2,563	340	1,074	1,755	2,623	-	1,067
Other operating expenses	3,100	2,657	3,166	3,443	2,872	4,076	3,357
Total operating expenses	20,522	14,550	13,886	16,554	20,167	13,678	12,888

Income (loss) from operations	8,202	(5,848)	(5,268)	(7,484)	11,003	(1,255)	2,404

Other income (expenses):
Other income	-	-	-	-	-	-	-
Other expense	-	-	-	-	-	-	-
Interest expense	(8,524)	(3,696)	-	-	(9,746)	-	(6,737)
Total other income (expenses)	(8,524)	(3,696)	0	0	(9,746)	0	(6,737)

Provision for income taxes
Net income (loss)	(322)	$(9,544)	(5,268)	(7,484)	1,257	(1,255)	(4,333)

	Augusta	Avondale	Bella	Belvedere	Bergenia	Cawley	Chinook

Rental income	$-	$-	$-	$-	$-	$-	$-

Operating expenses:
Depreciation	8,183	8,912	8,378	7,966	5,917	8,625	8,316
Insurance	1,108	1,207	1,135	1,079	801	1,168	1,126
Management fees	-	-	-	-	-	-	-
Repair and maintenance	-	-	-	-	-	-	-
Property taxes	1,913	2,083	1,958	1,862	1,383	2,016	1,944
Other operating expenses	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Total operating expenses	13,704	14,702	13,971	13,408	10,601	14,309	13,886

Income (loss) from operations	(13,704)	(14,702)	(13,971)	(13,408)	(10,601)	(14,309)	(13,886)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-
Total other income (expenses)	-	-	-	-	-	-	-

Net income (loss)	$(13,704)	$(14,702)	$(13,971)	$(13,408)	$(10,601)	$(14,309)	$(13,886)

	Cove	Ella	Ellen	Felix	Fenwick	Foster	Franklin

Rental income	$-	$-	$-	$-	$-	$-	$-

Operating expenses:
Depreciation	5,671	7,101	6,803	6,762	8,193	8,602	8,241
Insurance	768	962	921	916	1,110	1,165	1,116
Management fees	-	-	-	-	-	-	-
Repair and maintenance	-	-	-	-	-	-	-
Property taxes	1,326	1,660	1,590	1,581	1,915	2,011	1,926
Other operating expenses	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Total operating expenses	10,265	12,222	11,814	11,758	13,717	14,277	13,783

Income (loss) from operations	(10,265)	(12,222)	(11,814)	(11,758)	(13,717)	(14,277)	(13,783)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-
Total other income (expenses)	-	-	-	-	-	-	-

Net income (loss)	$(10,265)	$(12,222)	$(11,814)	$(11,758)	$(13,717)	$(14,277)	$(13,783)

	General	Longwoods	Louis	Marion	Marple	Martell	Mary

Rental income	$-	$-	$-	$-	$-	$-	$-

Operating expenses:
Depreciation	8,653	7,374	7,382	7,005	4,835	7,021	7,452
Insurance	1,172	999	1,000	949	655	951	1,009
Management fees	-	-	-	-	-	-	-
Repair and maintenance	-	-	-	-	-	-	-
Property taxes	2,023	1,724	1,725	1,637	1,130	1,641	1,742
Other operating expenses	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Total operating expenses	14,347	12,596	12,607	12,091	9,119	12,113	12,703

Income (loss) from operations	(14,347)	(12,596)	(12,607)	(12,091)	(9,119)	(12,113)	(12,703)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-
Total other income (expenses)	-	-	-	-	-	-	-

Net income (loss)	$(14,347)	$(12,596)	$(12,607)	$(12,091)	$(9,119)	$(12,113)	$(12,703)

	Mycroft	Onyx	Oscar	Osceola	Palmer	Porthos	Sajni

Rental income	$-	$-	$-	$-	$-	$-	$-

Operating expenses:
Depreciation	4,916	8,927	6,816	7,647	8,048	8,296	8,193
Insurance	666	1,209	923	1,036	1,090	1,124	1,110
Management fees	-	-	-	-	-	-	-
Repair and maintenance	-	-	-	-	-	-	-
Property taxes	1,149	2,087	1,593	1,787	1,881	1,939	1,915
Other operating expenses	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Total operating expenses	9,230	14,723	11,833	12,970	13,520	13,858	13,718

Income (loss) from operations	(9,230)	(14,723)	(11,833)	(12,970)	(13,520)	(13,858)	(13,718)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-
Total other income (expenses)	-	-	-	-	-	-	-

Net income (loss)	$(9,230)	$(14,723)	$(11,833)	$(12,970)	$(13,520)	$(13,858)	$(13,718)

	Salinas	Simon	Sims	Theodore	Irene	Fletcher	Richmond

Rental income	$-	$-	$-	$-	$-	$-	$-

Operating expenses:
Depreciation	6,281	7,938	7,453	7,873	4,799	4,799	10,358
Insurance	851	1,075	1,009	1,066	650	650	1,403
Management fees	-	-	-	-	-	-	-
Repair and maintenance	-	-	-	-	-	-	-
Property taxes	1,468	1,855	1,742	1,840	1,122	1,122	2,421
Other operating expenses	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Total operating expenses	11,100	13,368	12,704	13,279	9,070	9,070	16,682

Income (loss) from operations	(11,100)	(13,368)	(12,704)	(13,279)	(9,070)	(9,070)	(16,682)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-
Total other income (expenses)	-	-	-	-	-	-	-

Net income (loss)	$(11,100)	$(13,368)	$(12,704)	$(13,279)	$(9,070)	$(9,070)	$(16,682)

	Eastwood	Alvin	Ballinger	Winchester	Peterson	Hargrave	Calvin

Rental income	$-	$-	$-	$-	$-	$-	$-

Operating expenses:
Depreciation	8,678	8,657	8,139	7,225	6,156	6,339	6,407
Insurance	1,175	1,173	1,102	979	834	859	868
Management fees	-	-	-	-	-	-	-
Repair and maintenance	-	-	-	-	-	-	-
Property taxes	2,029	2,024	1,902	1,689	1,439	1,482	1,498
Other operating expenses	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Total operating expenses	14,382	14,353	13,644	12,393	10,929	11,180	11,273

Income (loss) from operations	(14,382)	(14,353)	(13,644)	(12,393)	(10,929)	(11,180)	(11,273)

Other income (expenses)
Other income	-	-	-	-	-	-	-
Other expenses	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-
Total other income (expenses)	-	-	-	-	-	-	-

Net income (loss)	$(14,382)	$(14,353)	$(13,644)	$(12,393)	$(10,929)	$(11,180)	$(11,273)

	Hobbes	Abernant	Briarwood	Proforma Combined

Rental income	$-	$-	$-	$2,382,727

Operating expenses:
Depreciation	6,339	6,196	5,724	1,418,627
Insurance	859	839	775	218,968
Management fees	-	-	-	322,342
Repair and maintenance	-	-	-	703,502
Property taxes	1,482	1,448	1,338	441,610
Other operating expenses	2,500	2,500	2,500	829,365
Total operating expenses	11,180	10,983	10,337	3,934,415

Income (loss) from operations	(11,180)	(10,983)	(10,337)	(1,551,688)

Other income (expenses)
Other income	-	-	-	48,175
Other expenses	-	-	-	-
Interest expense	-	-	-	(932,999)
Total other income (expenses)	-	-	-	(884,824)

Net income (loss)	$(11,180)	$(10,983)	$(10,337)	$(2,436,512)

ARRIVED HOMES, LLC
NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.
Description of Transaction

Acquisition Mechanics

Typically, each series will acquire its series property prior to the commencement or closing of that series’ offering. Each series property will be fully described in a post-qualification offering statement amendment relating to the relevant series. In each such offering circular that is included in any such amendment, information relating to the series property such as the description and specifications of the series property, the purchase price of the series property and the relevant terms of purchase shall be disclosed.

It is not anticipated that a series will own any assets other than the series property, plus cash reserves for maintenance, insurance and other expenses pertaining to the series property and amounts earned by the series from the monetization of the series property, if any. Each series may hold the specific property that it acquires in a wholly-owned subsidiary which would be a limited liability company organized under laws of the state in which the series property is located.

There are two primary mechanisms by which each series may acquire its property:

The Series Acquires the Property from a 3rd Party Seller

If a new property is to be acquired for a new series prior to the establishment of that series, the manager will enter into a purchase and sale agreement with the third-party seller to acquire the property on behalf of the new series. The manager will negotiate with the third-party seller on behalf of the to-be-organized series the purchase price for the new property and related purchase terms and conditions which will be specified in an offer to purchase real estate agreement, or purchase and sale agreement, by and between the manager and the property seller, a form of which has been filed as an exhibit to the offering statement of which this offering circular is a part. Once the new series is established, the manager will either assign the purchase and sale agreement to that series or the purchase and sale agreement will be re-executed with the new series as the buying party.

Purchase price funds to acquire a new property from a third party will either be all cash be provided from the proceeds of an offering or some combination of mortgage proceeds and cash. If a property is purchased entirely with cash without any financing, the series may later obtain mortgage financing for the property, to the extent such financing is available at favorable rates, and the manager in its discretion may determine to distribute certain proceeds from such financing to investors as more fully discussed under “Leverage Policy”, above. The funding and closing of the property acquisition may take place prior to the beginning of the series offering, during the offering or at the time of closing of the offering. If the property acquisition closing takes place prior to the closing of the series offering, the cash component of the property purchase price will be provided by the manager as a loan to the series for payment to the third-party seller. In turn, the series will issue to the manager a promissory note in the amount of the manager’s loan.

The Series Acquires the Property from Manager or an Affiliate of Manager

If the entity selling the property to a series is the manager or an affiliate of the manager who had previously purchased the property from a third-party seller, the series will purchase the property (or a 100% interest in the LLC that may own the property) at a purchase price equal to the price the manager or affiliate actually paid for the property (inclusive of acquisition and closing costs). The series will also pay the manager (or the affiliate of the manager) the sourcing fee as indicated in the use of proceeds table for the particular offering. The series will purchase the property through the issuance to the manager (or the affiliate of the manager) of a promissory note in the full amount of the purchase price of the series property inclusive of acquisition and closing costs.

The series will repay the promissory note, along with accrued interest at a to-be-determined annual interest rate, with net proceeds from the series offering. If the property is purchased without any mortgage financing (in which case the note would reflect an all-cash amount used to acquire the property), the series may later obtain mortgage financing for the property, to the extent such financing is available at favorable rates, and the manager in its discretion may determine to distribute certain proceeds from such financing to investors as more fully discussed under “Leverage Policy”, above. Prior to the repayment of the note, the manager (or the affiliate of the manager) will retain all rental income derived from the series property, net of concessions, taxes, insurance, HOA dues and costs of repair. If the series does not raise sufficient funds in its offering to fully repay the promissory note within the 12 months following the date of the offering circular amendment relating to that series, the balance due on the promissory note, along with accrued but unpaid interest, will be converted into interests in the series at the series offering price.

The manager reserves the right to adjust the acquisition mechanics described above in its sole discretion. To the extent that the manager does so adjust the acquisition mechanics in any material way, we will file a supplement to this offering circular to reflect such material adjustment.

2.
Basis of Presentation

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined balance sheets and unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results.

Each of the Series properties were owner-occupied properties prior to their acquisition by each Series and there is no historical rental or operating history for basis of inclusion in the above proforma combined statement.

The assumptions used to prepare the pro forma financial statements are as follows:

1.)    Balance sheet
a.    Property and equipment, net represents either the actual purchase price of the property plus capitalized title fees and capitalized acquisition expenses, net of accumulated depreciation or the anticipated purchase price plus estimated capitalized title fees and capitalized acquisition expenses, net of estimated accumulated depreciation for any property purchases that have not yet closed. The Company allocates 25% of the purchase price to land and 75% of the purchase price to building.
b.    Due to related party represents advances from Manager for the acquisition of the property, capitalized acquisition expenses, sourcing fees, financing and title fees, acquisition expenses, insurance and taxes.
c.    Mortgage  payable, net represents the amount borrowed or anticipated to be  borrowed from a third party lender to purchase the properties, net of deferred financing fees. The loans are interest only with a 5 or 7 year term.
d.    Members' Capital consists of the gross amount from a series’ offering or an estimate of the gross amount to be raised from a series’ offering, assuming 95% of the offering closes, less broker fee of 1%,  sourcing fee, financing and holding expense and a 2% offering fee.

2.)    Statement of Operations
a.     Depreciation expense is based on depreciable life of the building of 27.5 years.
b.     Other operating expenses represent estimated acquisition expense fees associated with the acquisition of each property.
c.     Insurance is the estimated annual insurance costs.
d.     Taxes is the estimated annual real estate tax expense.
e.    Interest expense is actual or estimated annual interest expense, which was estimated by multiplying the outstanding loan payable balance by the applicable interest rate, which range from 3.725% to 11.5%.